2023 ANNUAL REPORT



ASHFORD
HOSPITALITY TRUST

Dear Fellow Shareholder,

Ashford Trust has had to make some difficult decisions in recent years, but we believe this pandemic-caused period of difficultly is moving into the rear-view mirror as we are focused on taking all steps necessary to pay off our strategic financing in 2024. These difficult years have highlighted the tenacity and resolve of our leadership team as we continued to take decisive actions to enhance our liquidity, deleverage our balance sheet and improve our financial position.

To that end, we have delevered the Ashford Trust platform by over $1 billion over the past few years and materially improved our operational cash flows. As we move into the next phase of this industry cycle and of our Company, we are focused on prudent and strategic capital expenditures at our properties and proactively managing the debt maturities that are coming due over the next few years.

In addition to enhancements to our financial flexibility, we've been very pleased with the positive momentum we're seeing in the operating performance of our diverse hotel portfolio. Our best-in-class asset management team continues to be focused on pursuing initiatives to enhance our operating performance, including working closely with our property managers on aggressive cost control initiatives, driving ancillary revenue, and increasing operating margins. We believe these initiatives, as well as our portfolio's diversification, provide some very distinct advantages as we continue to look for opportunities to improve our operating performance in 2024.

As we begin 2024, we believe we have an improved balance sheet and sufficient capital resources to remaining diligent in exploring ways to increase operational profitability, creating value through capital improvements, and enhancing our competitive position. We are also excited about Ashford Trust's ability to raise capital through our affiliate Ashford Securities, particularly with our initial nontraded preferred securities. This is important growth capital for us as we are committed to looking for opportunities to grow our portfolio, once we pay off our strategic financing, as we believe the industry has strong tailwinds with improving fundamentals, quickly healing debt markets, and significant private capital looking to buy hotel assets.

We're proud of our team's efforts over the past few years to remain resilient and we believe we have the right plan in place to capitalize on the recovery as it unfolds. We have a clear path forward and this plan includes continuing to maximize liquidity across the Company to pay off the strategic financing, optimizing the operating performance of our assets as they recover, deleveraging the balance sheet over time, reinstating a common dividend, and looking for opportunities to invest and grow our business for the long-term.

We appreciate your continued trust and support in Ashford Hospitality Trust.

Sincerely,



J. Robison Hays
President & Chief Executive Officer

Gallery



La Concha Key West
Key West, Florida



Marriott Sugar Land
Houston, Texas



One Ocean
Atlantic Beach, Florida



La Posada de Santa Fe
Santa Fe, New Mexico



Hyatt Regency Coral Gables
Coral Gables, Florida



Hyatt Regency Long Island
Hauppauge, New York



The Churchill
Washington, District of Columbia



Westin Princeton
Princeton, New Jersey



Ritz-Carlton Atlanta
Atlanta, Georgia



Sheraton San Diego Mission Valley
San Diego, California



Lakeway Resort and Spa
Austin, Texas



Fremont Marriott Silicon Valley
Fremont, California


Sheraton Anchorage
Anchorage, Alaska


Hilton Costa Mesa
Costa Mesa, California


Hilton Fort Worth
Fort Worth, Texas


Le Pavillon
New Orleans, Louisiana


Renaissance Palm Springs
Palm Springs, California


Hilton Parsippany
Parsippany, New Jersey


Marriott Gateway Crystal City
Arlington, Virginia


Hilton Santa Fe
Santa Fe, New Mexico


Marriott Beverly Hills
Beverly Hills, California


Hilton St. Petersburg
St. Petersburg, Florida


Hilton Alexandria Old Town
Alexandria, Virginia


Renaissance Nashville
Nashville, Tennessee

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to _________

Commission file number: 001-31775

ASHFORD HOSPITALITY TRUST, INC.

(Exact name of registrant as specified in its charter)

Maryland	86-1062192
(State or other jurisdiction of incorporation or organization)	*(IRS employer identification number)*
14185 Dallas Parkway Suite 1200 Dallas Texas	75254
(Address of principal executive offices)	*(Zip code)*

(972) 490-9600
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	**AHT**	**New York Stock Exchange**
Preferred Stock, Series D	**AHT-PD**	**New York Stock Exchange**
Preferred Stock, Series F	**AHT-PF**	**New York Stock Exchange**
Preferred Stock, Series G	**AHT-PG**	**New York Stock Exchange**
Preferred Stock, Series H	**AHT-PH**	**New York Stock Exchange**
Preferred Stock, Series I	**AHT-PI**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☑ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files) ☑ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "small reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☑
Non-accelerated filer	☐	Smaller reporting company	☑
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 USC. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) ☐ Yes ☑ No

As of June 30, 2023, the aggregate market value of 34,255,008 shares of the registrant's common stock held by non-affiliates was approximately $127,771,000.

As of March 12, 2024, the registrant had 39,625,211 shares of common stock issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement pertaining to the 2024 Annual Meeting of Stockholders are incorporated herein by reference into Part III of this Form 10-K.

ASHFORD HOSPITALITY TRUST, INC.
YEAR ENDED DECEMBER 31, 2023
INDEX TO FORM 10-K

This Annual Report is filed by Ashford Hospitality Trust, Inc., a Maryland corporation (the "Company"). Unless the context otherwise requires, all references to the Company include those entities owned or controlled by the Company. In this report, the terms the "Company," "Ashford Trust," "we," "us" or "our" mean Ashford Hospitality Trust, Inc. and all entities included in its consolidated financial statements.

FORWARD-LOOKING STATEMENTS

Throughout this Annual Report on Form 10-K and documents incorporated herein by reference, we make forward-looking statements that are subject to risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as "may," "will," "should," "potential," "intend," "expect," "anticipate," "estimate," "approximately," "believe," "could," "project," "predict," or other similar words or expressions. Additionally, statements regarding the following subjects are forward-looking by their nature:

- the factors discussed in this Annual Report under the sections entitled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," and "Properties," as updated in our subsequent Quarterly Reports on Form 10-Q and other filings under the Securities Exchange Act of 1934, as amended (the "Exchange Act");

- our business and investment strategy;

- anticipated or expected purchases, sales or dispositions of assets;

- our projected operating results;

- completion of any pending transactions;

- our plan to pay off strategic financing;

- our ability to restructure existing property-level indebtedness;

- our ability to secure additional financing to enable us to operate our business;

- our understanding of our competition;

- projected capital expenditures; and

- the impact of technology on our operations and business.

Such forward-looking statements are based on our beliefs, assumptions, and expectations of our future performance taking into account all information currently known to us. These beliefs, assumptions, and expectations can change as a result of many potential events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity, results of operations, plans, and other objectives may vary materially from those expressed in our forward-looking statements. You should carefully consider this risk when you make an investment decision concerning our securities. Additionally, the following factors could cause actual results to vary from our forward-looking statements:

- the factors discussed in this Annual Report under the sections entitled "Risk Factors," "Legal Proceedings," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," and "Properties," as updated in our subsequent Quarterly Reports on Form 10-Q and other filings under the Exchange Act;

- changes in interest rates and inflation;

- macroeconomic conditions, such as a prolonged period of weak economic growth and volatility in capital markets;

- uncertainty in the banking sector and market volatility due to the 2023 failures of Silicon Valley Bank, New York Signature Bank and First Republic Bank;

- catastrophic events or geopolitical conditions, such as the conflict between Russia and Ukraine and the more recent Israel-Hamas war;

- extreme weather conditions may cause property damage or interrupt business;

- actions by the lenders of the Oaktree Credit Agreement to foreclose on our assets which are pledged as collateral;

- general volatility of the capital markets and the market price of our common and preferred stock;

- general and economic business conditions affecting the lodging and travel industry;

- changes in our business or investment strategy;

- our ability to successfully pay off our strategic financing on terms favorable to us;

- availability, terms, and deployment of capital;

- unanticipated increases in financing and other costs;

- changes in our industry and the market in which we operate and local economic conditions;

- the degree and nature of our competition;

- actual and potential conflicts of interest with Ashford Hospitality Advisors LLC ("Ashford LLC"), Remington Lodging & Hospitality, LLC ("Remington Hospitality"), Premier Project Management LLC ("Premier"), Braemar Hotels & Resorts Inc. ("Braemar"), our executive officers and our non-independent directors;

- changes in personnel of Ashford LLC or the lack of availability of qualified personnel;

- changes in governmental regulations, accounting rules, tax rates and similar matters;

- legislative and regulatory changes, including changes to the Internal Revenue Code of 1986, as amended (the "Code"), and related rules, regulations and interpretations governing the taxation of real estate investment trusts ("REITs");

- limitations imposed on our business and our ability to satisfy complex rules in order for us to qualify as a REIT for U.S. federal income tax purposes; and

- future sales and issuances of our common stock or other securities might result in dilution and could cause the price of our common stock to decline.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this Annual Report on Form 10-K. The matters summarized under "Item 1A. Risk Factors," and elsewhere, could cause our actual results and performance to differ significantly from those contained in our forward-looking statements. Accordingly, we cannot guarantee future results or performance. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this Annual Report on Form 10-K. Furthermore, we do not intend to update any of our forward-looking statements after the date of this Annual Report on Form 10-K to conform these statements to actual results and performance, except as may be required by applicable law.

PART I

Item 1. *Business*

GENERAL

Ashford Hospitality Trust, Inc., together with its subsidiaries, is a REIT. While our portfolio currently consists of upscale hotels and upper upscale full-service hotels, our investment strategy is predominantly focused on investing in upper upscale full-service hotels in the United States that have revenue per available room ("RevPAR") generally less than twice the U.S. national average, and in all methods including direct real estate, equity, and debt. We currently anticipate future investments will predominantly be in upper upscale hotels. We own our lodging investments and conduct our business through Ashford Hospitality Limited Partnership ("Ashford Trust OP"), our operating partnership. Ashford OP General Partner LLC, a wholly owned subsidiary of Ashford Trust, serves as the sole general partner of our operating partnership.

Our hotel properties are primarily branded under the widely recognized upscale and upper upscale brands of Hilton, Hyatt, Marriott and Intercontinental Hotel Group. As of December 31, 2023, we held interests in the following assets:

- 90 consolidated hotel properties, which represent 20,549 total rooms;

- Four consolidated operating hotel properties, which represent 405 total rooms owned through a 99.4% ownership interest in Stirling REIT OP, LP ("Stirling OP"), which was formed by Stirling Hotels & Resorts, Inc. ("Stirling Inc.") to acquire and own a diverse portfolio of stabilized income-producing hotels and resorts. See note 4 to our consolidated financial statements;

- one consolidated hotel property under development through a 32.5% owned investment in a consolidated entity;

- 15.1% ownership in OpenKey with a carrying value of $1.6 million; and

- an investment in an entity that owns the Meritage Resort and Spa and the Grand Reserve at the Meritage (the "Meritage Investment") in Napa, CA, with a carrying value of approximately $8.4 million.

For U.S. federal income tax purposes, we have elected to be treated as a REIT, which imposes limitations related to operating hotels. As of December 31, 2023, our 90 hotel properties and four Stirling OP hotel properties were leased or owned by our wholly owned or majority owned subsidiaries that are treated as taxable REIT subsidiaries for U.S. federal income tax purposes (collectively, these subsidiaries are referred to as "Ashford TRS"). Ashford TRS then engages third-party or affiliated hotel management companies to operate the hotels under management contracts. Hotel operating results related to these properties are included in the consolidated statements of operations.

We are advised by Ashford LLC, a subsidiary of Ashford Inc., through an advisory agreement. All of the hotel properties in our portfolio are currently asset-managed by Ashford LLC. We do not have any employees. All of the services that might be provided by employees are provided to us by Ashford LLC.

We do not operate any of our hotel properties directly; instead, we contractually engage hotel management companies to operate them for us under management contracts. Remington Hospitality, a subsidiary of Ashford Inc., manages 61 of our 90 hotel properties and three of the four Stirling OP hotel properties. Third-party management companies manage the remaining hotel properties.

Ashford Inc. also provides other products and services to us or our hotel properties through certain entities in which Ashford Inc. has an ownership interest. These products and services include, but are not limited to, design and construction services, debt placement and related services, audio visual services, real estate advisory and brokerage services, insurance policies covering general liability, workers' compensation and business automobile claims, insurance claims services, hypoallergenic premium rooms, broker-dealer and distribution services, mobile key technology and cash management services. See note 17 to our consolidated financial statements.

Mr. Monty J. Bennett is chairman and chief executive officer of Ashford Inc. and, together with his father Mr. Archie Bennett, Jr., as of December 31, 2023, holds a controlling interest in Ashford Inc. As of December 31, 2023, the Bennetts owned approximately 610,261 shares of Ashford Inc. common stock, which represented an approximate 19.0% ownership interest in Ashford Inc., and owned 18,758,600 shares of Ashford Inc. Series D Convertible Preferred Stock, which, along with all unpaid accrued and accumulated dividends thereon, was convertible (at a conversion price of $117.50 per share) into an additional approximate 4,229,668 shares of Ashford Inc. common stock, which if converted as of December 31, 2023, would have increased the Bennetts' ownership interest in Ashford Inc. to 65.0%. The 18,758,600 shares of Series D Convertible Preferred Stock owned by Mr. Monty J. Bennett and Mr. Archie Bennett, Jr. include 360,000 shares owned by trusts.

Liquidity

As of December 31, 2023, the Company held cash and cash equivalents of $165.2 million and restricted cash of $146.3 million (including amounts held for sale). The vast majority of the restricted cash comprises lender and manager held reserves.

BUSINESS STRATEGIES

Based on our primary business objectives and forecasted operating conditions, our current key priorities and financial strategies include, among other things:

- preserving capital and maintaining significant cash and cash equivalents liquidity;
- disposition of non-core hotel properties;
- acquisition of hotel properties, in whole or in part, that we expect will be accretive to our portfolio;
- pursuing capital market activities and implementing strategies to enhance long-term stockholder value;
- accessing cost effective capital, including through the issuance of non-traded preferred securities;
- opportunistically exchanging preferred stock into common stock;
- implementing selective capital improvements designed to increase profitability and maintain the quality of our assets;
- implementing effective asset management strategies to minimize operating costs and increase revenues;
- financing or refinancing hotels on competitive terms;
- modifying or extending property-level indebtedness;
- utilizing hedges, derivatives and other strategies to mitigate risks;
- pursuing opportunistic value-add additions to our hotel portfolio; and
- making other investments or divestitures that our board of directors deems appropriate.

Our current investment strategy is to focus on owning predominantly full-service hotels in the upper upscale segment in domestic markets that have RevPAR generally less than twice the U.S. national average. We believe that as supply, demand, and capital market cycles change, we will be able to shift our investment strategy to take advantage of new lodging-related investment opportunities as they may develop. Our investments may include: (i) direct hotel investments; (ii) mezzanine financing through origination or acquisition; (iii) first mortgage financing through origination or acquisition; (iv) sale-leaseback transactions; and (v) other hospitality transactions.

Our strategy is designed to take advantage of lodging industry conditions and adjust to changes in market circumstances over time. Our assessment of market conditions will determine asset reallocation strategies. While we seek to capitalize on favorable market fundamentals, conditions beyond our control may have an impact on overall profitability, our investment opportunities and our investment returns. We will continue to seek ways to benefit from the cyclical nature of the hotel industry.

To take full advantage of future investment opportunities in the lodging industry, we intend to seek our investment opportunities according to the asset allocation strategies described below. However, due to ongoing changes in market conditions, we will continually evaluate the appropriateness of our investment strategies. Our board of directors may change any or all of these strategies at any time without stockholder approval or notice.

__Direct Hotel Investments__—In selecting hotels to acquire, we target hotels that offer either a high current return or the opportunity to increase in value through repositioning, capital investments, market-based recovery, or improved management practices. Our direct hotel acquisition strategy primarily targets full-service upscale and upper upscale hotels with RevPAR less than twice the national average in primary, secondary, and resort markets, typically throughout the U.S. and will seek to achieve both current income and appreciation. In addition, we will continue to assess our existing hotel portfolio and make strategic decisions to sell certain under-performing or non-strategic hotels that no longer fit our investment strategy or criteria due to micro or macro market changes or other reasons.

__Other Transactions__—We may also seek investment opportunities in other lodging-related assets or businesses that offer diversification, attractive risk adjusted returns, and/or capital allocation benefits, including mezzanine financing, first mortgage financing, and/or sale-leaseback transactions.

BUSINESS SEGMENTS

We currently operate in one business segment within the hotel lodging industry: direct hotel investments. A discussion of our operating segment is incorporated by reference from note 24 to our consolidated financial statements set forth in Part II, Item 8. Financial Statements and Supplementary Data.

FINANCING STRATEGY

We often utilize debt to increase equity returns. When evaluating our future level of indebtedness and making decisions regarding the incurrence of indebtedness, we consider a number of factors, including:

- our leverage levels across the portfolio;
- the purchase price of our investments to be acquired with debt financing;
- impact on financial covenants;
- cost of debt;
- loan maturity schedule;
- the estimated market value of our investments upon refinancing;
- the ability of particular investments, and our Company as a whole, to generate cash flow to cover expected debt service; and
- trailing twelve months net operating income of the hotel to be financed.

We may incur debt in the form of purchase money obligations to the sellers of properties, publicly or privately placed debt instruments, or financing from banks, institutional investors, or other lenders. Any such indebtedness may be secured or unsecured by mortgages or other interests in our properties. This indebtedness may be recourse, non-recourse, or cross-collateralized. If recourse, such recourse may include our general assets or be limited to the particular investment to which the indebtedness relates. In addition, we may invest in properties or loans subject to existing loans secured by mortgages or similar liens on the properties, or we may refinance properties acquired on a leveraged basis.

We may use the proceeds from any borrowings for working capital, consistent with industry practice, to:

- purchase interests in partnerships or joint ventures;
- finance the origination or purchase of debt investments; or
- finance acquisitions, expand, redevelop or improve existing properties, or develop new properties or other uses.

In addition, if we do not have sufficient cash available, we may need to borrow to meet taxable income distribution requirements under the Code. No assurances can be given that we will obtain additional financings or, if we do, what the amount and terms will be. Our failure to obtain future financing under favorable terms could adversely impact our ability to execute our business strategy. In addition, we may selectively pursue debt financing on our individual properties and debt investments.

DISTRIBUTION POLICY

No dividends can be paid on our common stock unless and until all accumulated and unpaid dividends on our outstanding preferred stock have been declared and paid or set aside for payment. As of March 12, 2024, the Company had no accumulated unpaid dividends on its outstanding preferred stock. Additionally, under Maryland law and except for an ability to pay a dividend out of current earnings in certain limited circumstances, no dividend (except a dividend in shares of stock) may be declared or paid by a Maryland corporation unless, after giving effect to the dividend, assets will continue to exceed liabilities and the corporation will be able to continue to pay its debts as they become due in the usual course. Maryland law permits these determinations to be made by our board of directors based on either a book value basis or a reasonable fair value basis. As of December 31, 2023, the Company had a deficit in stockholders' equity of approximately $345.9 million and had not generated current earnings from which a dividend is potentially payable since the year ended December 31, 2015. There is no expectation that a dividend on our common stock can or would be considered or declared at any time in the foreseeable future.

Distributions are authorized by our board of directors and declared by us based upon a variety of factors deemed relevant by our directors. The board of directors will continue to review our distribution policy on at least a quarterly basis. Our ability to pay distributions to our preferred or common stockholders will depend, in part, upon our receipt of distributions from our operating partnership. This, in turn, may depend upon receipt of lease payments with respect to our properties from indirect subsidiaries of our operating partnership, the management of our properties by our hotel managers and general business conditions. Distributions to our stockholders are generally taxable to our stockholders as ordinary income. However, since a portion of our investments are equity ownership interests in hotels, which result in depreciation and non-cash charges against our income, a portion of our distributions may constitute a non-taxable return of capital, to the extent of a stockholder's tax basis in the stock. To the extent that it is consistent with maintaining our REIT status, we may maintain accumulated earnings of Ashford TRS in that entity.

On December 5, 2023, our board of directors reviewed and approved our 2024 dividend policy. We do not anticipate paying any dividends on our outstanding common stock for any quarter during 2024 and expect to pay dividends on our outstanding Preferred Stock (as defined below) during 2024. Declaration of dividends in 2024 on our preferred stock may require a determination by our board of directors, at the time of any determination, that the Company would continue to have positive equity on a fair value basis, among other considerations. Our board of directors will continue to review our dividend policy and make future announcements with respect thereto. We may incur indebtedness to meet distribution requirements imposed on REITs under the Code to the extent that working capital and cash flow from our investments are insufficient to fund required distributions.

Our corporate charter allows us to issue preferred stock with a preference on distributions, such as our 8.45% Series D Cumulative Preferred Stock, par value $0.01 per share (the "Series D Preferred Stock"), 7.375% Series F Cumulative Preferred Stock, par value $0.01 per share (the "Series F Preferred Stock"), 7.375% Series G Cumulative Preferred Stock, par value $0.01 per share (the "Series G Preferred Stock"), 7.50% Series H Cumulative Preferred Stock, par value $0.01 per share (the "Series H Preferred Stock"), 7.50% Series I Cumulative Preferred Stock, par value $0.01 per share (the "Series I Preferred Stock") 8.0% Series J Redeemable Preferred Stock, par value $0.01 per share (the "Series J Preferred Stock"), Series K Redeemable Preferred Stock, par value $0.01 per share (the "Series K Preferred Stock,") (together the "Preferred Stock"). The partnership agreement of our operating partnership also allows the operating partnership to issue units with a preference on distributions. The issuance of these series of Preferred Stock and units together with any similar issuance in the future, given the dividend preference on such stock or units, could limit our ability to make a dividend distribution to our common stockholders.

COMPETITION

The hotel industry is highly competitive, and the hotels in which we invest are subject to competition from other hotels for guests. Competition is based on a number of factors, most notably convenience of location, availability of rooms, brand affiliation, price, range of services, guest amenities or accommodations offered, and quality of customer service. Competition is often specific to the individual markets in which our properties are located and includes competition from existing and new hotels. Increased competition could have a material adverse effect on the occupancy rate, average daily room rate and revenue per available room of our hotels or may require us to make capital improvements that we otherwise would not have to make, which may result in decreases in our profitability.

Our principal competitors include other hotel operating companies, ownership companies and national and international hotel brands. We face increased competition from providers of less expensive accommodations, such as select-service hotels or independent owner-managed hotels, during periods of economic downturn when leisure and business travelers become more sensitive to room rates. We also experience competition from alternative types of accommodations such as home sharing companies and apartment operators offering short-term rentals.

EMPLOYEES

We have no employees. Our appointed officers are provided by Ashford LLC, a subsidiary of Ashford Inc. (collectively, our "advisor"). Advisory services which would otherwise be provided by employees are provided by subsidiaries of Ashford Inc. and by our appointed officers. Subsidiaries of Ashford Inc. have approximately 105 full-time employees who provide advisory services to us. These employees directly or indirectly perform various acquisition, development, asset management, capital markets, accounting, tax, risk management, legal, redevelopment, and corporate management functions pursuant to the terms of our advisory agreement.

GOVERNMENTAL REGULATIONS

Our properties are subject to various federal, state and local regulatory laws and requirements, including, but not limited to, the Americans with Disabilities Act of 1990, as amended (the "ADA"), zoning regulations, building codes and land use laws, and building, occupancy and other permit requirements. Noncompliance could result in the imposition of governmental fines or the award of damages to private litigants. While we believe that we are currently in material compliance with these regulatory requirements, the requirements may change or new requirements may be imposed that could require significant unanticipated expenditures by us. Additionally, local zoning and land use laws, environmental statutes, health and safety rules and other governmental requirements may restrict, or negatively impact, our property operations, or expansion, rehabilitation and reconstruction activities and such regulations may prevent us from taking advantage of economic opportunities. Future changes in federal, state or local tax regulations applicable to REITs, real property or income derived from our real estate could impact the financial performance, operations, and value of our properties and the Company.

ENVIRONMENTAL MATTERS

Under various federal, state, and local laws and regulations, an owner or operator of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances on such property. These laws often impose liability without regard to whether the owner knew of, or was responsible for, the presence of hazardous or toxic substances. Furthermore, a person who arranges for the disposal of a hazardous substance or transports a hazardous substance for disposal or treatment from property owned by another may be liable for the costs of removal or remediation of hazardous substances released into the environment at that property. The costs of remediation or removal of such substances may be substantial, and the presence of such substances, or the failure to promptly remediate such substances, may adversely affect the owner's ability to sell the affected property or to borrow using the affected property as collateral. In connection with the ownership and operation of our properties, we, our operating partnership, or Ashford TRS may be potentially liable for any such costs. In addition, the value of any lodging property loan we originate or acquire would be adversely affected if the underlying property contained hazardous or toxic substances.

Phase I environmental assessments, which are intended to identify potential environmental contamination for which our properties may be responsible, have been obtained on substantially all of our properties. Such Phase I environmental assessments included:

- historical reviews of the properties;
- reviews of certain public records;
- preliminary investigations of the sites and surrounding properties;
- screening for the presence of hazardous substances, toxic substances, and underground storage tanks; and
- the preparation and issuance of a written report.

Such Phase I environmental assessments did not include invasive procedures, such as soil sampling or ground water analysis. Such Phase I environmental assessments have not revealed any environmental liability that we believe would have a material adverse effect on our business, assets, results of operations, or liquidity, and we are not aware of any such liability. To the extent Phase I environmental assessments reveal facts that require further investigation, we would perform a Phase II environmental assessment. However, it is possible that these environmental assessments will not reveal all environmental liabilities. There may be material environmental liabilities of which we are unaware, including environmental liabilities that may have arisen since the environmental assessments were completed or updated. No assurances can be given that: (i) future laws, ordinances, or regulations will not impose any material environmental liability; or (ii) the current environmental condition of our properties will not be affected by the condition of properties in the vicinity (such as the presence of leaking underground storage tanks) or by third parties unrelated to us.

We believe our properties are in compliance in all material respects with all federal, state, and local ordinances and regulations regarding hazardous or toxic substances and other environmental matters. Neither we nor, to our knowledge, any of the former owners of our properties have been notified by any governmental authority of any material noncompliance, liability, or claim relating to hazardous or toxic substances or other environmental matters in connection with any of our properties.

INSURANCE

We maintain comprehensive insurance, including liability, property, workers' compensation, rental loss, environmental, terrorism, cybersecurity, directors and officers and, when available on commercially reasonable terms, flood, wind and earthquake insurance, with policy specifications, limits, and deductibles customarily carried for similar properties. Certain types of losses (for example, matters of a catastrophic nature such as global pandemics, acts of war or substantial known environmental liabilities) as well as certain types of coverages previously available under policies set forth above (for example, communicable disease, abuse & molestation coverages previously available under general liability policies) are either uninsurable or require substantial premiums that are not economically feasible to maintain. Certain types of losses, such as those arising from subsidence activity, are insurable only to the extent that certain standard policy exceptions to insurability are waived by agreement with the insurer. We believe, however, that our properties are adequately insured, consistent with industry standards.

FRANCHISE LICENSES

We believe that the public's perception of quality associated with a franchisor can be an important feature in the operation of a hotel. Franchisors provide a variety of benefits for franchisees, which include national advertising, publicity, and other marketing programs designed to increase brand awareness, training of personnel, continuous review of quality standards, and centralized reservation systems.

As of December 31, 2023, our portfolio consisted of 94 consolidated operating hotel properties, 87 of which operated under franchise licenses or brand management agreements, which provided for the right to operate each hotel under the applicable brand. See Item 2 Properties, below for a complete listing of all hotels by brand.

Our management companies, including Remington Hospitality, must operate each hotel pursuant to the terms of the related franchise or brand management agreement and must use their best efforts to maintain the right to operate each hotel pursuant to such terms. In the event of termination of a particular franchise or brand management agreement, our management companies must operate any affected hotels under another franchise or brand management agreement, if any, that we enter into. We anticipate that many of the additional hotels we acquire could be operated under franchise licenses or brand management agreements as well.

Our franchise licenses and brand management agreements generally specify certain management, operational, recordkeeping, accounting, reporting, and marketing standards and procedures with which the franchisee or brand operator must comply, including requirements related to:

- training of operational personnel;
- safety;
- maintaining specified insurance;
- types of services and products ancillary to guestroom services that may be provided;
- display of signage; and
- type, quality, and age of furniture, fixtures, and equipment included in guestrooms, lobbies, and other common areas.

SEASONALITY

Our properties' operations historically have been seasonal as certain properties maintain higher occupancy rates during the summer months, while certain other properties maintain higher occupancy rates during the winter months. This seasonality pattern can cause fluctuations in our quarterly revenue. Quarterly revenue also may be adversely affected by renovations and repositionings, our managers' effectiveness in generating business and by events beyond our control, such as pandemics, extreme weather conditions, natural disasters, terrorist attacks or alerts, civil unrest, government shutdowns, airline strikes or reduced airline capacity, economic factors and other considerations affecting travel. To the extent that cash flows from operations are insufficient during any quarter to enable us to make quarterly distributions to maintain our REIT status due to temporary or seasonal fluctuations in lease revenue, we expect to utilize cash on hand, cash generated through borrowings, and issuances of common stock to fund required distributions. However, we cannot make any assurances that we will make distributions in the future.

ACCESS TO REPORTS AND OTHER INFORMATION

We maintain a website at www.ahtreit.com. On our website, we make available free-of-charge our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and other reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after we electronically file or furnish such material with the Securities and Exchange Commission (the "SEC"). All of our filed reports can also be obtained at the SEC's website at www.sec.gov. In addition, our Code of Business Conduct and Ethics, Code of Ethics for the Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, Corporate Governance Guidelines, and Board Committee Charters are also available free-of-charge on our website or can be made available in print upon request.

A description of any substantive amendment or waiver of our Code of Business Conduct and Ethics or our Code of Ethics for the Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer will be disclosed on our website under the Corporate Governance section. Any such description will be located on our website for a period of 12 months following the amendment or waiver. We also use our website to distribute company information, and such information may be deemed material. Accordingly, investors should monitor our website, in addition to our press releases, SEC filings and public conference calls and webcasts. The contents of our website are not, however, a part of this report.

Item 1A. *Risk Factors*

Summary Risk Factors

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

- general volatility of the capital markets and the market price of our common stock and preferred stock;
- catastrophic events or geopolitical conditions, such as the conflict between Russia and Ukraine and the more recent Israel-Hamas war;
- availability, terms, and deployment of capital;
- unanticipated increases in financing and other costs, including changes in interest rates or inflation;
- actual and potential conflicts of interest with Ashford Inc. and its subsidiaries (including Ashford LLC, Remington Hospitality and Premier), Braemar, Stirling Inc., our executive officers and our non-independent directors;
- changes in personnel of Ashford LLC or the lack of availability of qualified personnel;
- changes in governmental regulations, accounting rules, tax rates and similar matters;
- legislative and regulatory changes, including changes to the Code, and related rules, regulations and interpretations governing the taxation of real estate investment trusts;
- limitations imposed on our business and our ability to satisfy complex rules in order for us to qualify as a REIT for U.S. federal income tax purposes; and
- future sales and issuances of our common stock or other securities might result in dilution and could cause the price of our common stock to decline.

RISKS RELATED TO OUR BUSINESS

A financial crisis, economic slowdown, pandemic or epidemic or other economically disruptive event may harm the operating performance of the hotel industry generally. If such events occur, we may be harmed by declines in occupancy, average daily room rates and/or other operating revenues.

The performance of the lodging industry has been closely linked with the performance of the general economy and, specifically, growth in the U.S. gross domestic product. A majority of our hotels are classified as upscale and upper upscale. In an economic downturn, these types of hotels may be more susceptible to a decrease in revenue, as compared to hotels in other categories that have lower room rates. This characteristic may result from the fact that upscale and upper upscale hotels generally target business and high-end leisure travelers. In periods of economic difficulties or concerns with respect to communicable disease, business and leisure travelers may seek to reduce travel costs and/or health risks by limiting travel or seeking to reduce costs on their trips. Any economic recession will likely have an adverse effect on us.

Economic conditions in the United States could have a material adverse impact on our earnings and financial condition.

Our business could be adversely affected by unstable economic and political conditions within the United States and foreign jurisdictions and geopolitical conflicts, such as the conflict between Russia and Ukraine and the more recent Israel-

Hamas war. Because economic conditions in the United States may affect demand within the hospitality industry, current and future economic conditions in the United States, including slower growth, stock market volatility and recession fears, could have a material adverse impact on our earnings and financial condition. Economic conditions may be affected by numerous factors, including but not limited to, the pace of economic growth and/or recessionary concerns, inflation, increases in the levels of unemployment, energy prices, changes in currency exchange rates, uncertainty about government fiscal and tax policy, geopolitical events, the regulatory environment and the availability of credit and interest rates.

Our cash, cash equivalents and investments could be adversely affected if the financial institutions in which we hold our cash, cash equivalents and investments fail.

We regularly maintain cash balances at third-party financial institutions in excess of the Federal Deposit Insurance Corporation (the "FDIC") insurance limit. The FDIC took control and was appointed receiver of Silicon Valley Bank, New York Signature Bank and First Republic Bank on March 10, 2023, March 12, 2023 and May 1, 2023, respectively. The Company does not have any direct exposure to Silicon Valley Bank, New York Signature Bank or First Republic Bank. However, if other banks and financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our ability to access our existing cash, cash equivalents and investments may be threatened and could have a material adverse effect on our business and financial condition.

The hotel industry is highly competitive and the hotels in which we invest are subject to competition from other hotels for guests.

The hotel business is highly competitive. Our hotel properties will compete on the basis of location, brand, room rates, quality, amenities, reputation and reservations systems, among many factors. There are many competitors in the hotel industry, and many of these competitors may have substantially greater marketing and financial resources than we have. This competition could reduce occupancy levels and rooms revenue at our hotels. Over-building in the lodging industry may increase the number of rooms available and may decrease occupancy and room rates. In addition, in periods of weak demand, as may occur during a general economic recession, profitability is negatively affected by the fixed costs of operating hotels. We also face competition from services such as home sharing companies and apartment operators offering short-term rentals.

We did not pay dividends on our common stock in fiscal year 2023. We do not expect to pay dividends on our common stock for the foreseeable future.

We did not pay dividends on our common stock in fiscal year 2023. We do not expect to pay dividends on our common stock for the foreseeable future. We do not anticipate paying any dividends on our outstanding common stock for any quarter during 2024. The board of directors will continue to review our dividend policy and make future announcements with respect thereto.

Under Maryland law and except for an ability to pay a dividend out of current earnings in certain limited circumstances, no dividend (except a dividend in shares of stock) may be declared or paid by a Maryland corporation unless, after giving effect to the dividend, assets will continue to exceed liabilities and the corporation will be able to continue to pay its debts as they become due in the usual course. Maryland law permits these determinations to be made by our board of directors based on either a book value basis or a reasonable fair value basis. As of December 31, 2023, the Company had a deficit in stockholders' equity of approximately $345.9 million and had not generated current earnings from which a dividend is potentially payable since the year ended December 31, 2015. There is no expectation that a dividend on common stock can or would be considered or declared at any time in the foreseeable future.

Because we depend upon our advisor and its affiliates to conduct our operations, any adverse changes in the financial condition of our advisor or its affiliates or our relationship with them could hinder our operating performance.

We depend on our advisor or its affiliates to manage our assets and operations. Any adverse changes in the financial condition of our advisor or its affiliates or our relationship with them could hinder their ability to manage us and our operations successfully.

We depend on our advisor's key personnel with longstanding business relationships. The loss of our advisor's key personnel could threaten our ability to operate our business successfully.

Our future success depends, to a significant extent, upon the continued services of our advisor's management team and the extent and nature of the relationships they have developed with hotel franchisors, operators, and owners and hotel lending and other financial institutions. The loss of services of one or more members of our advisor's management team could harm our business and our prospects.

We do not have any employees, and rely on our hotel managers to employ the personnel required to operate the hotels we own. As a result, we cannot control staffing at our hotels than we would if we employed such personnel directly.

We do not have any employees. We contractually engage hotel managers, such as Marriott, Hilton, Hyatt and our affiliate, Remington Hospitality, which is owned by Ashford Inc., to operate, and to employ the personnel required to operate our hotels. The hotel manager is required under the applicable hotel management agreement to determine appropriate staffing levels; we are required to reimburse the applicable hotel manager for the cost of these employees. As a result, we are dependent on our hotel managers to make appropriate staffing decisions and to appropriately reduce staffing when market conditions are poor, and we cannot reduce staffing at our hotels as we would if we employed such personnel directly. As a result, our hotels may be staffed at a level higher than we would choose if we employed the personnel required to operate the hotels. In addition, we may be less likely to take aggressive actions (such as delaying payments owed to our hotel managers) in order to influence the staffing decisions made by Remington Hospitality, which is our affiliate.

We are required to make minimum base advisory fee payments to our advisor, Ashford Inc., under our advisory agreement, which must be paid even if our total market capitalization and performance decline. Similarly, we are required to make minimum base hotel management fee payments under our hotel management agreements with Remington Hospitality, a subsidiary of Ashford Inc., which must be paid even if revenues at our hotels decline significantly.

Pursuant to the advisory agreement between us and our advisor, we must pay our advisor on a monthly basis a base advisory fee (based on our total market capitalization and the amount of sold assets) subject to a minimum base advisory fee. The minimum base advisory fee is equal to the greater of (i) 90% of the base fee paid for the same month in the prior fiscal year; and (ii) 1/12th of the "G&A Ratio" for the most recently completed fiscal quarter multiplied by our total market capitalization on the last balance sheet date included in the most recent quarterly report on Form 10-Q or annual report on Form 10-K that we file with the SEC. Thus, even if our total market capitalization and performance decline, we will still be required to make monthly payments to our advisor equal to the minimum base advisory fee, which could adversely impact our liquidity and financial condition. As described further in our filings with the SEC, the independent members of the board of directors of Ashford Inc. provided the Company a deferral on the payment of certain fees and expenses with respect to the months of October 2020, November 2020, December 2020 and January 2021 payable under the advisory agreement such that all such fees would be due and payable on the earlier of (x) January 18, 2021 and (y) immediately prior to the closing of the Oaktree Credit Agreement. The foregoing payment was due and payable on January 11, 2021. Additionally, the independent members of the board of directors of Ashford Inc. waived any claim against the Company and the Company's affiliates and each of their officers and directors for breach of the advisory agreement or any damages that may have arisen in absence of such fee deferral. In accordance with the terms of the previously disclosed deferrals, the Company paid Ashford Inc. $14.4 million on January 11, 2021, immediately prior to the closing of the Oaktree Credit Agreement. There can be no assurances that Ashford Inc. will grant similar deferrals in the future.

Similarly, pursuant to our hotel management agreement with Remington Hospitality, a subsidiary of Ashford Inc., we pay Remington Hospitality monthly base hotel management fees on a per hotel basis equal to the greater of approximately $17,000 (increased annually based on consumer price index adjustments) or 3% of gross revenues. As a result, even if revenues at our hotels decline significantly, we will still be required to make minimum monthly payments to Remington Hospitality equal to approximately $17,000 per hotel (increased annually based on consumer price index adjustments), which could adversely impact our liquidity and financial condition.

Our joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on a co-venturer's financial condition and disputes between us and our co-venturers.

We have in the past and may continue to co-invest with third parties through partnerships, joint ventures or other entities, acquiring controlling or non-controlling interests in, or sharing responsibility for, managing the affairs of a property, partnership, joint venture or other entity. In such event, we may not be in a position to exercise sole decision-making authority regarding the property, partnership, joint venture or other entity. Investments in partnerships, joint ventures or other entities may, under certain circumstances, involve risks not present were a third party not involved, including the possibility that partners or co-venturers might become bankrupt, suffer a deterioration in their financial condition or fail to fund their share of required capital contributions. Partners or co-venturers may have economic or other business interests or goals that are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our policies or objectives. Such investments may also have the potential risk of impasses on decisions, such as a sale, budgets, or financing, if neither we nor the partner or co-venturer has full control over the partnership or joint venture. Disputes between us and partners or co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers or directors from focusing their time and effort on our business. Consequently, actions by, or disputes with, partners or co-venturers might result in subjecting properties owned by the partnership or joint venture to additional risk. In addition, we may in certain circumstances be liable for the actions of our third-party partners or co-venturers.

Our business strategy depends on our continued growth. We may fail to integrate recent and additional investments into our operations or otherwise manage our future growth, which may adversely affect our operating results.

We cannot assure you that we will be able to adapt our management, administrative, accounting, and operational systems, or our advisor will be able to hire and retain sufficient operational staff to successfully integrate and manage any future acquisitions of additional assets without operating disruptions or unanticipated costs. Acquisitions of any property or additional portfolios of properties could generate additional operating expenses for us. Any future acquisitions may also require us to enter into property improvement plans that will increase our use of cash and could disrupt performance. As we acquire additional assets, we will be subject to the operational risks associated with owning those assets. Our failure to successfully integrate any future acquisitions into our portfolio could have a material adverse effect on our results of operations and financial condition and our ability to pay dividends to our stockholders.

Because our board of directors and our advisor have broad discretion to make future investments, we may make investments that result in returns that are substantially below expectations or that result in net operating losses.

Our board of directors and our advisor have broad discretion, within the investment criteria established by our board of directors, to make additional investments and to determine the timing of such investments. In addition, our investment policies may be revised from time to time at the discretion of our board of directors, without a vote of our stockholders, including with respect to our dividend policies on our common and preferred stock. Such discretion could result in investments with returns inconsistent with expectations.

Hotel franchise or license requirements or the loss of a franchise could adversely affect us.

We must comply with operating standards, terms, and conditions imposed by the franchisors of the hotel brands under which our hotels operate. Franchisors periodically inspect their licensed hotels to confirm adherence to their operating standards. The failure of a hotel to maintain standards could result in the loss or cancellation of a franchise license. With respect to operational standards, we rely on our hotel managers to conform to such standards. At times we may not be in compliance with such standards. Franchisors may also require us to make certain capital improvements to maintain the hotel in accordance with system standards, the cost of which can be substantial. It is possible that a franchisor could condition the continuation of a franchise based on the completion of capital improvements that our advisor or board of directors determines is not economically feasible in light of general economic conditions, the operating results or prospects of the affected hotel or other circumstances. In that event, our advisor or board of directors may elect to allow the franchise to lapse or be terminated, which could result in a termination charge as well as a change in brand franchising or operation of the hotel as an independent hotel. In addition, when the term of a franchise expires, the franchisor has no obligation to issue a new franchise.

The loss of a franchise could have a material adverse effect on the operations and/or the underlying value of the affected hotel because of the loss of associated name recognition, marketing support and centralized reservation systems provided by the franchisor.

We may be unable to identify additional investments that meet our investment criteria or to acquire the properties we have under contract.

We cannot assure you that we will be able to identify real estate investments that meet our investment criteria, that we will be successful in completing any investment we identify, or that any investment we complete will produce a return on our investment. Moreover, we have broad authority to invest in any real estate investments that we may identify in the future. We also cannot assure you that we will acquire properties we currently have under firm purchase contracts, if any, or that the acquisition terms we have negotiated will not change.

Our investments are concentrated in particular segments of a single industry.

Nearly all of our business is hotel related. Our current strategy is predominantly to acquire upper upscale hotels, as well as when conditions are favorable to acquire first mortgages on hotel properties, invest in other mortgage-related instruments such as mezzanine loans to hotel owners and operators, and participate in hotel sale-leaseback transactions. Adverse conditions in the hotel industry will have a material adverse effect on our operating and investment revenues and cash available for distribution to our stockholders.

Our reliance on Remington Hospitality, a subsidiary of Ashford Inc., and on third party hotel managers to operate our hotels and for a substantial majority of our cash flow may adversely affect us.

Because U.S. federal income tax laws restrict REITs and their subsidiaries from operating or managing hotels, third parties must operate our hotels. A REIT may lease its hotels to taxable REIT subsidiaries in which the REIT can own up to a 100%

interest. A taxable REIT subsidiary ("TRS") pays corporate-level income tax and may retain any after-tax income. A REIT must satisfy certain conditions to use the TRS structure. One of those conditions is that the TRS must hire, to manage the hotels, an "eligible independent contractor" ("EIC") that is actively engaged in the trade or business of managing hotels for parties other than the REIT. An EIC cannot (i) own more than 35% of the REIT, (ii) be owned more than 35% by persons owning more than 35% of the REIT, or (iii) provide any income to the REIT (*i.e.*, the EIC cannot pay fees to the REIT, and the REIT cannot own any debt or equity securities of the EIC). Accordingly, while we may lease hotels to a TRS that we own, the TRS must engage a third-party operator to manage the hotels. Thus, our ability to direct and control how our hotels are operated is less than if we were able to manage our hotels directly.

As of December 31, 2023, we have entered into management agreements with Remington Hospitality, a subsidiary of Ashford Inc., to manage 61 of our 90 hotel properties and three of the four Stirling OP hotel properties. We have hired unaffiliated third-party hotel managers to manage our remaining properties. We do not supervise any of the hotel managers or their respective personnel on a day-to-day basis, and we cannot assure you that the hotel managers will manage our properties in a manner that is consistent with their respective obligations under the applicable management agreement or our obligations under our hotel franchise agreements. We also cannot assure you that our hotel managers will not be negligent in their performance, will not engage in criminal or fraudulent activity, or will not otherwise default on their respective management obligations to us. If any of the foregoing occurs, our relationships with any franchisors may be damaged, we may be in breach of our franchise agreement, and we could incur liabilities resulting from loss or injury to our property or to persons at our properties. In addition, from time to time, disputes may arise between us and our third-party managers regarding their performance or compliance with the terms of the hotel management agreements, which in turn could adversely affect us. We generally will attempt to resolve any such disputes through discussions and negotiations; however, if we are unable to reach satisfactory results through discussions and negotiations, we may choose to terminate our management agreement, litigate the dispute or submit the matter to third-party dispute resolution, the expense of which may be material and the outcome of which may adversely affect us.

Our cash flow from the hotels may be adversely affected if our managers fail to provide quality services and amenities or if they or their affiliates fail to maintain a quality brand name. In addition, our managers or their affiliates may manage, and in some cases may own, invest in or provide credit support or operating guarantees, to hotels that compete with hotel properties that we own or acquire, which may result in conflicts of interest and decisions regarding the operation of our hotels that are not in our best interests. Any of these circumstances could adversely affect us.

Our management agreements could adversely affect our sale or financing of hotel properties.

We have entered into management agreements, and acquired properties subject to management agreements, that do not allow us to replace hotel managers on relatively short notice or with limited cost or contain other restrictive covenants, and we may enter into additional such agreements or acquire properties subject to such agreements in the future. For example, the terms of a management agreement may restrict our ability to sell a property unless the purchaser is not a competitor of the manager, assumes the management agreement and meets other conditions. Also, the terms of a long-term management agreement encumbering our property may reduce the value of the property. When we enter into or acquire properties subject to any such management agreements, we may be precluded from taking actions in our best interest and could incur substantial expense as a result of the agreements.

If we cannot obtain additional capital, our growth will be limited.

We are required to distribute to our stockholders at least 90% of our REIT taxable income, excluding net capital gains, each year to maintain our qualification as a REIT. As a result, our retained earnings available to fund acquisitions, development, or other capital expenditures are nominal. As such, we rely upon the availability of additional debt or equity capital to fund these activities. Our long-term ability to grow through acquisitions or development, which is an important strategy for us, will be limited if we cannot obtain additional financing or equity capital. Market conditions may make it difficult to obtain financing or equity capital, and we cannot assure you that we will be able to obtain additional debt or equity financing or that we will be able to obtain it on favorable terms.

We compete with other hotels for guests and face competition for acquisitions and sales of hotel properties and of desirable debt investments.

The hotel business is competitive. Our hotels compete on the basis of location, room rates, quality, service levels, amenities, loyalty programs, reputation and reservation systems, among many other factors. New hotels may be constructed and these additions to supply create new competitors, in some cases without corresponding increases in demand for hotel rooms. The result in some cases may be lower revenue, which would result in lower cash available to meet debt service obligations, operating expenses and requisite distributions to our stockholders.

We compete for hotel acquisitions with entities that have similar investment objectives as we do. This competition could limit the number of suitable investment opportunities offered to us. It may also increase the bargaining power of property owners seeking to sell to us, making it more difficult for us to acquire new properties on attractive terms or on the terms contemplated in our business plan. In addition, we compete to sell hotel properties. Availability of capital, the number of hotels available for sale and market conditions all affect prices. We may not be able to sell hotel assets at our targeted price.

We may also compete for mortgage asset investments with numerous public and private real estate investment vehicles, such as mortgage banks, pension funds, other REITs, institutional investors, and individuals. Mortgages and other investments are often obtained through a competitive bidding process. In addition, competitors may seek to establish relationships with the financial institutions and other firms from which we intend to purchase such assets. Competition may result in higher prices for mortgage assets, lower yields, and a narrower spread of yields over our borrowing costs.

Some of our competitors are larger than us, may have access to greater capital, marketing, and other financial resources, may have personnel with more experience than our officers, may be able to accept higher levels of debt or otherwise may tolerate more risk than us, may have better relations with hotel franchisors, sellers or lenders, and may have other advantages over us in conducting certain business and providing certain services.

We face risks related to changes in the domestic and global political and economic environment, including capital and credit markets.

Our business may be impacted by domestic and global economic conditions. Political crises in the U.S. and other international countries or regions, including sovereign risk related to a deterioration in the creditworthiness or a default by local governments, may negatively affect global economic conditions and our business. If the U.S. or global economy experiences volatility or significant disruptions, such disruptions or volatility could hurt the U.S. economy and our business could be negatively impacted by reduced demand for business and leisure travel related to a slowdown in the general economy, by disruptions resulting from credit markets, higher operating costs and by liquidity issues resulting from an inability to access credit markets to obtain cash to support operations.

We are increasingly dependent on information technology, and cyber-attacks, security problems or other disruption and expanding social media vehicles present new risks.

Ashford LLC and our hotel managers rely on information technology networks and systems, including the Internet, to process, transmit and store electronic information, and to manage or support a variety of business processes, including financial transactions and records, personal identifying information, reservations, billing and operating data. The collection and use of personally identifiable information is governed by federal and state laws and regulations. Privacy and information security laws continue to evolve and may be inconsistent from one jurisdiction to another. Compliance with all such laws and regulations may increase the Company's operating costs and adversely impact the Company's ability to market the Company's properties and services.

Ashford LLC and our hotel managers may purchase some of our information technology from vendors, on whom our systems will depend, and Ashford LLC relies on commercially available systems, software, tools and monitoring to provide security for processing, transmission and storage of confidential operator and other customer information. We depend upon the secure transmission of this information over public networks. Ashford LLC's and hotel managers' networks and storage applications could be subject to unauthorized access by hackers or others through cyber-attacks, which are rapidly evolving and becoming increasingly sophisticated, or by other means, or may be breached due to operator error, malfeasance or other system disruptions. During the quarter ended September 30, 2023, we had a cyber incident that resulted in the potential exposure of certain employee personal information. We have completed an investigation and have identified certain employee information that may have been exposed, but we have not identified that any customer information was exposed. All systems have been restored. Privacy and information security risks have generally increased in recent years because of the proliferation of new technologies, such as ransomware, and the increased sophistication and activities of perpetrators of cyber-attacks. Further, there has been a surge in widespread cyber-attacks during and since the COVID-19 pandemic, and the use of remote work environments and virtual platforms may increase our risk of cyber-attack or data security breaches. In light of the increased risks, including due to the increased remote access associated with work-from-home arrangements as a result of the COVID-19 pandemic, Ashford LLC has dedicated additional resources on our behalf to strengthen the security of our computer systems. In the future, Ashford LLC may expend additional resources on our behalf to continue to enhance our information security measures and/or to investigate and remediate any information security vulnerabilities. Despite these steps, there can be no assurance that we will not suffer a significant data security incident in the future, that unauthorized parties will not gain access to sensitive data stored on our systems or that any such incident will be discovered in a timely manner.

In addition, the use of social media could cause us to suffer brand damage or information leakage. Negative posts or comments about us, our hotel managers or our hotels on any social networking website could damage our or our hotels' reputations. In addition, employees or others might disclose non-public sensitive information relating to our business through external media channels. The continuing evolution of social media will present us with new challenges and risks.

Changes in laws, regulations, or policies may adversely affect our business.

The laws and regulations governing our business or the regulatory or enforcement environment at the federal level or in any of the states in which we operate may change at any time and may have an adverse effect on our business. We are unable to predict how this or any other future legislative or regulatory proposals or programs will be administered or implemented or in what form, or whether any additional or similar changes to statutes or regulations, including the interpretation or implementation thereof, will occur in the future. Any such action could affect us in substantial and unpredictable ways and could have an adverse effect on our results of operations and financial condition. Our inability to remain in compliance with regulatory requirements in a particular jurisdiction could have a material adverse effect on our operations in that market and on our reputation generally. No assurance can be given that applicable laws or regulations will not be amended or construed differently or that new laws and regulations will not be adopted, either of which could materially adversely affect our business, financial condition or results of operations.

We may experience losses caused by severe weather conditions or natural disasters.

Our properties are susceptible to extreme weather conditions, which may cause property damage or interrupt business, which could harm our business and results of operations. Certain of our hotels are located in areas that may be subject to extreme weather conditions, including, but not limited to, hurricanes, floods, tornados and winter storms in the United States. Such extreme weather conditions may interrupt our operations, damage our hotels, and reduce the number of guests who visit our hotels in such areas. In addition, our operations could be adversely impacted by a drought or other cause of water shortage. A severe drought of extensive duration experienced in California or in the other regions in which we operate or source critical supplies could adversely affect our business. Over time, these conditions could result in declining hotel demand, significant damage to our properties or our inability to operate the affected hotels at all.

We believe that our properties are adequately insured, consistent with industry standards, to cover reasonably anticipated losses that may be caused by hurricanes, earthquakes, tornados, floods and other severe weather conditions and natural disasters. Nevertheless, we are subject to the risk that such insurance will not fully cover all losses and, depending on the severity of the event and the impact on our properties, such insurance may not cover a significant portion of the losses including but not limited to the costs associated with evacuation. These losses may lead to an increase in our cost of insurance, a decrease in our anticipated revenues from an affected property or a loss of all or a portion of the capital we have invested in an affected property. In addition, we may not purchase insurance under certain circumstances if the cost of insurance exceeds, in our judgment, the value of the coverage relative to the risk of loss.

RISKS RELATED TO OUR DEBT FINANCING

We have a significant amount of debt, and our organizational documents have no limitation on the amount of additional indebtedness that we may incur in the future.

On January 15, 2021, the Company and Ashford Trust OP entered into the Oaktree Credit Agreement with Oaktree and the Administrative Agent. As of December 31, 2023, our outstanding indebtedness consists of our $183.1 million senior secured credit facility and approximately $3.2 billion in property-level debt, including approximately $3.1 billion of variable interest rate debt. On March 11, 2024, we entered into Amendment No. 3 to the Oaktree Credit Agreement which did not result in us incurring additional indebtedness or increasing our borrowing capacity under the facility but which, among other items, (i) extends the Oaktree Credit Agreement to January 15, 2026, (ii) removes the $50 million minimum cash requirement, (iii) removes the 3% increase in the interest rate if cash is below $100 million, (iv) removes the provision in which a default under mortgage indebtedness is a default under the Oaktree Credit Agreement, (v) increases the interest rate by 3.5% if the principal balance is not less than $100 million as of September 30, 2024 or not fully repaid by March 31, 2025, (vi) terminates all "delayed draw" term loan commitments and the unused fees thereon, (vii) provides for a mandatory prepayment of the Oaktree Credit Agreement at the end of each calendar quarter in the amount by which unrestricted cash exceeds $75 million for the first three quarters of 2024, $50 million for the fourth quarter of 2024, and $25 million for each quarter thereafter, (viii) provides for a mandatory prepayment of the Oaktree Credit Agreement in an amount equal to 50% of all net proceeds raised from the issuance of equity, including non-traded preferred stock (increased to 100% of such net proceeds if the principal balance is not less than $100 million as of September 30, 2024 or not fully repaid by March 31, 2025), (ix) removes the option to pay the exit fee in the form of common stock warrants, (x) requires the exit fee to be paid in the form of a 15% cash exit fee (payable entirely in cash), which exit fee shall be reduced to 12.5% if the Oaktree Credit Agreement is repaid on or before September 30,

2024, (xi) requires the Company to use commercially reasonable efforts to sell fifteen specified hotels, (xii) if the principal balance is not less than $100 million as of September 30, 2024 or not fully repaid by March 31, 2025, requires the Company to sell eight specified hotels at a minimum sales price within six months, with the net sales proceeds to be applied as a prepayment of the Oaktree Credit Agreement, (xiii) requires the Company to use commercially reasonable efforts to refinance the Renaissance Nashville hotel property, and (xiv) limits the Company's ability to perform discretionary capital expenditures. We may also incur additional variable rate debt. In the future, we may incur additional indebtedness to finance future hotel acquisitions, capital improvements and development activities and other corporate purposes.

A substantial level of indebtedness could have adverse consequences for our business, results of operations and financial position because it could, among other things:

- require us to dedicate a substantial portion of our cash flow from operations to make principal and interest payments on our indebtedness, thereby reducing our cash flow available to fund working capital, capital expenditures and other general corporate purposes, including to pay dividends on our common stock and our Preferred Stock as currently contemplated or necessary to satisfy the requirements for qualification as a REIT;

- increase our vulnerability to general adverse economic and industry conditions and limit our flexibility in planning for, or reacting to, changes in our business and our industry;

- limit our ability to borrow additional funds or refinance indebtedness on favorable terms or at all to expand our business or ease liquidity constraints; and

- place us at a competitive disadvantage relative to competitors that have less indebtedness.

Our Charter and bylaws do not limit the amount or percentage of indebtedness that we may incur, and we are subject to risks normally associated with debt financing. Generally, our mortgage debt carries maturity dates or call dates such that the loans become due prior to their full amortization. It may be difficult to refinance or extend the maturity of such loans on terms acceptable to us, or at all, and we may not have sufficient borrowing capacity on our senior secured credit facility to repay any amounts that we are unable to refinance. Although we believe that we will be able to refinance or extend the maturity of these loans, or will have the capacity to repay them, if necessary, using draws under our senior secured credit facility, there can be no assurance that our senior secured credit facility will be available to repay such maturing debt, as draws under our senior secured credit facility are subject to limitations based upon our unencumbered assets and certain financial covenants. These conditions could adversely affect our financial position, results of operations, and cash flows or the market price of our stock.

Higher interest rates have increased our debt payments and such debt payments may remain high.

As of December 31, 2023, our outstanding indebtedness consists of our $183.1 million senior secured credit facility and approximately $3.2 billion in property-level debt, including approximately $3.1 billion of variable interest rate debt. Higher interest rates in the past few years have negatively impacted nearly all commercial real estate managers, including the Company. Higher interest rates have increased our interest costs on our variable-rate debt and could increase interest expense on any future fixed rate debt we may incur, and interest we pay reduces our cash available for distributions, expansion, working capital and other uses. Moreover, periods of rising interest rates heighten the risks described immediately above under "We have a significant amount of debt, and our organizational documents have no limitation on the amount of additional indebtedness that we may incur in the future."

If we default on our senior secured credit facility with entities managed by Oaktree, the lenders may foreclose on our assets which are pledged as collateral.

Substantially all of our assets have been pledged as collateral in the Oaktree Credit Agreement with lending entities managed by Oaktree. If we default on the Oaktree Credit Agreement or do not meet our covenants thereunder, Oaktree will be able to foreclose on its collateral under the Oaktree Credit Agreement, which would have a material adverse effect on our business and operations. Additionally, under the Oaktree Credit Agreement, a "Change of Control" shall occur in the event, among other items, during any period of 12 consecutive months, a majority of the members of the board of directors ceases to be composed of individuals (i) who were members of that board of directors on the first day of such period, (ii) whose election or nomination to that board of directors was approved by individuals referred to in clause (i) above constituting at the time of such election or nomination at least a majority of that board of directors or (iii) whose election or nomination to that board of directors was approved by individuals referred to in clauses (i) and (ii) above constituting at the time of such election or nomination at least a majority of that board of directors. If there is a "Change of Control," Oaktree shall have the option to cause the Company to prepay all or any portion of the outstanding loans, together with a potential premium of 1% of the principal amount.

We may enter into other transactions which could further exacerbate the risks to our financial condition. The use of debt to finance future acquisitions could restrict operations, inhibit our ability to grow our business and revenues, and negatively affect our business and financial results.

We intend to incur additional debt in connection with future hotel acquisitions. We may, in some instances, borrow under our senior secured credit facility or borrow new funds to acquire hotels. In addition, we may incur mortgage debt by obtaining loans secured by a portfolio of some or all of the hotels that we own or acquire. If necessary or advisable, we also may borrow funds to make distributions to our stockholders to maintain our qualification as a REIT for U.S. federal income tax purposes. To the extent that we incur debt in the future and do not have sufficient funds to repay such debt at maturity, it may be necessary to refinance the debt through debt or equity financings, which may not be available on acceptable terms or at all and which could be dilutive to our stockholders. If we are unable to refinance our debt on acceptable terms or at all, we may be forced to dispose of hotels at inopportune times or on disadvantageous terms, which could result in losses. To the extent we cannot meet our future debt service obligations, we will risk losing to foreclosure some or all of our hotels that may be pledged to secure our obligation.

Covenants, "cash trap" provisions or other terms in our mortgage loans and our senior secured credit facility, as well as any future credit facility, could limit our flexibility and adversely affect our financial condition or our qualification as a REIT.

Some of our loan agreements and our senior secured credit facility contain financial and other covenants. If we violate covenants in any debt agreements, we could be required to repay all or a portion of our indebtedness before maturity at a time when we might be unable to arrange financing for such repayment on attractive terms, if at all. Violations of certain debt covenants may also prohibit us from borrowing unused amounts under our lines of credit, even if repayment of some or all the borrowings is not required. In addition, financial covenants under our current or future debt obligations could impair our planned business strategies by limiting our ability to borrow beyond certain amounts or for certain purposes.

Some of our loan agreements also contain cash trap provisions that are triggered if the performance of our hotels decline. When these provisions are triggered, substantially all of the profit generated by our hotels is deposited directly into lockbox accounts and then swept into cash management accounts for the benefit of our various lenders. Cash is not distributed to us at any time after the cash trap provisions have been triggered until we have cured performance issues. This could affect our liquidity and our ability to make distributions to our stockholders. If we are not able to make distributions to our stockholders, we may not qualify as a REIT. As of December 31, 2023, 26 of our hotels are in cash traps.

There is refinancing risk associated with our debt.

We finance our long-term growth and liquidity needs with debt financings having staggered maturities, and use variable-rate debt or a mix of fixed and variable-rate debt as appropriate based on favorable interest rates, principal amortization and other terms. In the event that we do not have sufficient funds to repay the debt at the maturity of these loans, we will need to refinance this debt. If the credit environment is constrained at the time of our debt maturities, we would have a very difficult time refinancing debt. When we refinance our debt, prevailing interest rates and other factors may result in paying a greater amount of debt service, which will adversely affect our cash flow, and, consequently, our cash available for distribution to our stockholders. If we are unable to refinance our debt on acceptable terms, we may be forced to choose from a number of unfavorable options. These options include agreeing to otherwise unfavorable financing terms on one or more of our unencumbered assets, selling one or more hotels on disadvantageous terms, including unattractive prices or defaulting on the mortgage and permitting the lender to foreclose. Any one of these options could have a material adverse effect on our business, financial condition, results of operations and our ability to make distributions to our stockholders. If we sell a hotel, the required loan repayment may exceed the sale proceeds.

Our hedging strategies may not be successful in mitigating our risks associated with interest rates and could reduce the overall returns on an investment in our Company.

We may use various financial instruments, including derivatives, to provide a level of protection against interest rate increases and other risks, but no hedging strategy can protect us completely. These instruments involve risks, such as the risk that the counterparties may fail to honor their obligations under these arrangements, that these arrangements may not be effective in reducing our exposure to interest rate changes or other risks and that a court could rule that such agreements are not legally enforceable. These instruments may also generate income that may not be treated as qualifying REIT income. In addition, the nature and timing of hedging transactions may influence the effectiveness of our hedging strategies. Poorly designed strategies or improperly executed transactions could actually increase our risk and losses. Moreover, hedging strategies involve transaction and other costs. We cannot assure you that our hedging strategy and the instruments that we use will adequately offset the risk of interest rate volatility or other risks or that our hedging transactions will not result in losses that may reduce the overall return on your investment.

We may not be able to raise capital through financing activities and may have difficulties negotiating with lenders in times of distress due to our complex structure and property-level indebtedness.

Substantially all of our assets are encumbered by property-level indebtedness; therefore, we may be limited in our ability to raise additional capital through property-level or other financings. In addition, our ability to raise additional capital could be limited to refinancing existing secured mortgages before their maturity date which may result in yield maintenance or other prepayment penalties to the extent that the mortgage is not open for prepayment at par. Due to these limitations on our ability to raise additional capital, we may face difficulties obtaining liquidity and negotiating with lenders in times of distress.

RISKS RELATED TO HOTEL INVESTMENTS

We are subject to general risks associated with operating hotels.

We own hotel properties, which have different economic characteristics than many other real estate assets, and a hotel REIT is structured differently than many other types of REITs. A typical office property, for example, has long-term leases with third-party tenants, which provide a relatively stable long-term revenue stream. Hotels, on the other hand, generate revenue from guests who typically stay at the hotel for only a few nights, which causes the room rate and occupancy levels at each of our hotels to change every day, and results in earnings that can be highly volatile. In addition, our hotels are subject to various operating risks common to the hotel industry, many of which are beyond our control, and are discussed in more detail below.

These factors could adversely affect our hotel revenues and expenses, as well as the hotels underlying our mortgage and mezzanine loans, which in turn could adversely affect our financial condition, results of operations, the market price of our common stock and our ability to make distributions to our stockholders.

Declines in or disruptions to the travel industry could adversely affect our business and financial performance.

Our business and financial performance are affected by the health of the worldwide travel industry. Travel expenditures are sensitive to personal and business-related discretionary spending levels, tending to decline or grow more slowly during economic downturns, as well as to disruptions due to other factors, including those discussed below. Decreased travel expenditures could reduce the demand for our services, thereby causing a reduction in revenue. For example, during regional or global recessions, domestic and global economic conditions can deteriorate rapidly, resulting in increased unemployment and a reduction in expenditures for both business and leisure travelers. A slower spending rate on the services we provide could have a negative impact on our revenue growth.

Other factors that could negatively affect our business include: terrorist incidents and threats and associated heightened travel security measures; political and regional strife; acts of God such as earthquakes, hurricanes, fires, floods, volcanoes and other natural disasters; war; concerns with or threats of pandemics, contagious diseases or health epidemics, such as COVID-19, Ebola, H1N1 influenza (swine flu), MERS, SARs, avian flu, the Zika virus or similar outbreaks; environmental disasters; lengthy power outages; increased pricing, financial instability and capacity constraints of air carriers; airline job actions and strikes; fluctuations in hotel supply, occupancy and ADR; changes to visa and immigration requirements or border control policies; imposition of taxes or surcharges by regulatory authorities; and increases in gasoline and other fuel prices.

Because these events or concerns, and the full impact of their effects, are largely unpredictable, they can dramatically and suddenly affect travel behavior by consumers and decrease demand. Any decrease in demand, depending on its scope and duration, together with any future issues affecting travel safety, could significantly and adversely affect our business, working capital and financial performance over the short and long-term. In addition, the disruption of the existing travel plans of a significant number of travelers upon the occurrence of certain events, such as severe weather conditions, actual or threatened terrorist activity, war or travel-related health events, could result in significant additional costs and decrease our revenues, in each case, leading to constrained liquidity.

Some of our hotels are subject to ground leases; if we are found to be in breach of a ground lease or are unable to renew a ground lease, our business could be materially and adversely affected.

Some of our hotels are on land subject to ground leases, at least three of which cover the entire property. Accordingly, we only own a long-term leasehold rather than a fee simple interest, with respect to all or a portion of the real property at these hotels. If we fail to make a payment on a ground lease or are otherwise found to be in breach of a ground lease, we could lose the right to use the hotel or portion of the hotel property that is subject to the ground lease. In addition, unless we can purchase the fee simple interest in the underlying land and improvements or extend the terms of these ground leases before their expiration, we will lose our right to operate these properties and our interest in the improvements upon expiration of the ground leases. We may not be able to renew any ground lease upon its expiration or if renewed, the terms may not be favorable. Our ability to exercise any extension options relating to our ground leases is subject to the condition that we are not in default under the terms of the ground lease at the time that we exercise such options. If we lose the right to use a hotel due to a breach or non-renewal of the ground lease, we would be unable to derive income from such hotel and would need to purchase an interest in another hotel to attempt to replace that income, which could materially and adversely affect our business, operating results and prospects. Our ability to refinance a hotel property subject to a ground lease may be negatively impacted as the ground lease expiration date approaches.

We may have to make significant capital expenditures to maintain our hotel properties, and any development activities we undertake may be more costly than we anticipate.

Our hotels have an ongoing need for renovations and other capital improvements, including replacements, from time to time, of furniture, fixtures and equipment ("FF&E"). Managers or franchisors of our hotels also will require periodic capital improvements pursuant to the management agreements or as a condition of maintaining franchise licenses. Generally, we are responsible for the cost of these capital improvements. We may also develop hotel properties, timeshare units or other alternate uses of portions of our existing properties, including the development of retail, residential, office or apartments, including through joint ventures. Such renovation and development involves substantial risks, including:

- construction cost overruns and delays;
- the disruption of operations at, displacement of revenue at and damage to our operating hotels, including revenue lost while rooms, restaurants or meeting space under renovation are out of service;
- increases in operating costs at our hotels, to the extent they rely on portions of development sites for hotel operations;
- the cost of funding renovations or developments and inability to obtain financing on attractive terms;
- the return on our investment in these capital improvements or developments failing to meet expectations;
- governmental restrictions on the nature or size of a project;
- inability to obtain all necessary zoning, land use, building, occupancy, and construction permits;
- loss of substantial investment in a development project if a project is abandoned before completion;
- acts of God such as earthquakes, hurricanes, floods or fires that could adversely affect a project;
- environmental problems;
- disputes with franchisors or hotel managers regarding compliance with relevant franchise agreements or management agreements; and
- development-related liabilities, such as claims for design/construction defects.

If we have insufficient cash flow from operations to fund needed capital expenditures, then we will need to obtain additional debt or equity financing to fund future capital improvements, and we may not be able to meet the loan covenants in any financing obtained to fund the new development, creating default risks.

In addition, to the extent that developments are conducted through joint ventures, this creates additional risks, including the possibility that our partners may not meet their financial obligations or could have or develop business interests, policies or objectives that are inconsistent with ours. See "Our joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on a co-venturer's financial condition and disputes between us and our co-venturers."

Any of the above factors could affect adversely our and our partners' ability to complete the developments on schedule and along the scope that currently is contemplated, or to achieve the intended value of these projects. For these reasons, there can be no assurances as to the value to be realized by the Company from these transactions or any future similar transactions.

The hotel business is seasonal, which affects our results of operations from quarter to quarter.

The hotel industry is seasonal in nature. This seasonality can cause quarterly fluctuations in our financial condition and operating results, including in any distributions on our common stock. Our quarterly operating results may be adversely affected by factors outside our control, including weather conditions and poor economic factors in certain markets in which we operate. We can provide no assurances that our cash flows will be sufficient to offset any shortfalls that occur as a result of these fluctuations. As a result, we may have to reduce distributions or enter into short-term borrowings in certain quarters in order to make distributions to our stockholders, and we can provide no assurances that such borrowings will be available on favorable terms, if at all.

The cyclical nature of the lodging industry may cause fluctuations in our operating performance, which could have a material adverse effect on us.

The lodging industry historically has been highly cyclical in nature. Fluctuations in lodging demand and, therefore, hotel operating performance, are caused largely by general economic and local market conditions, which subsequently affect levels of business and leisure travel. In addition to general economic conditions, new hotel room supply is an important factor that can affect the lodging industry's performance, and overbuilding has the potential to further exacerbate the negative impact of an economic recession. Room rates and occupancy, and thus RevPAR, tend to increase when demand growth exceeds supply growth. We can provide no assurances regarding whether, or the extent to which, lodging demand will exceed supply and if so, for what period of time. An adverse change in lodging fundamentals could result in returns that are substantially below our expectations or result in losses, which could have a material adverse effect on us.

Many real estate costs are fixed, even if revenue from our hotels decreases.

Many costs, such as real estate taxes, insurance premiums and maintenance costs, generally are not reduced even when a hotel is not fully occupied, room rates decrease or other circumstances cause a reduction in revenues. In addition, newly acquired or renovated hotels may not produce the revenues we anticipate immediately, or at all, and the hotel's operating cash flow may be insufficient to pay the operating expenses and debt service associated with these new hotels. If we are unable to offset real estate costs with sufficient revenues across our portfolio, we may be adversely affected.

Our operating expenses may increase in the future which could cause us to raise our room rates, which may deplete room occupancy, or cause us to realize lower net operating income as a result of increased expenses that are not offset by increased room rates, in either case decreasing our cash flow and our operating results.

Operating expenses, such as expenses for fuel, utilities, labor and insurance, are not fixed and may increase in the future. To the extent such increases affect our room rates and therefore our room occupancy at our lodging properties, our cash flow and operating results may be negatively affected.

The increasing use of Internet travel intermediaries by consumers may adversely affect our profitability.

Some of our hotel rooms are booked through Internet travel intermediaries. As Internet bookings increase, these intermediaries may be able to obtain higher commissions, reduced room rates or other significant contract concessions from our management companies. Moreover, some of these Internet travel intermediaries are attempting to offer hotel rooms as a commodity, by increasing the importance of price and general indicators of quality at the expense of brand identification. These intermediaries may hope that consumers will eventually develop brand loyalties to their reservations system rather than to the brands under which our properties are franchised. Although most of the business for our hotels is expected to be derived from traditional channels, if the amount of sales made through Internet intermediaries increases significantly, rooms revenue may be lower than expected, and we may be adversely affected.

We may be adversely affected by increased use of business-related technology, which may reduce the need for business-related travel.

The increased use of teleconference and video-conference technology by businesses could result in decreased business travel as companies increase the use of technologies that allow multiple parties from different locations to participate at meetings without traveling to a centralized meeting location. To the extent that such technologies play an increased role in day-to-day business and the necessity for business-related travel decreases, hotel room demand may decrease and we may be adversely affected.

Our hotels may be subject to unknown or contingent liabilities which could cause us to incur substantial costs.

The hotel properties that we own or may acquire are or may be subject to unknown or contingent liabilities for which we may have no recourse, or only limited recourse, against the sellers. In general, the representations and warranties provided under the transaction agreements related to the sales of the hotel properties may not survive the closing of the transactions. While we will seek to require the sellers to indemnify us with respect to breaches of representations and warranties that survive, such indemnification may be limited and subject to various materiality thresholds, a significant deductible or an aggregate cap on losses. As a result, there is no guarantee that we will recover any amounts with respect to losses due to breaches by the sellers of their representations and warranties. In addition, the total amount of costs and expenses that may be incurred with respect to liabilities associated with these hotels may exceed our expectations, and we may experience other unanticipated adverse effects, all of which may adversely affect our financial condition, results of operations, the market price of our common stock and our ability to make distributions to our stockholders.

Future terrorist attacks or changes in terror alert levels could materially and adversely affect us.

Previous terrorist attacks and subsequent terrorist alerts have adversely affected the U.S. travel and hospitality industries since 2001, often disproportionately to the effect on the overall economy. The extent of the impact that actual or threatened terrorist attacks in the U.S. or elsewhere could have on domestic and international travel and our business in particular cannot be determined, but any such attacks or the threat of such attacks could have a material adverse effect on travel and hotel demand, our ability to finance our business and our ability to insure our hotels, which could materially adversely affect us.

During 2023, approximately 12% of our total hotel revenue was generated from nine hotels located in the Washington D.C. area, one of several key U.S. markets considered vulnerable to terrorist attack. Our financial and operating performance may be adversely affected by potential terrorist attacks. Terrorist attacks in the future may cause our results to differ materially from anticipated results. Hotels we own in other market locations may be subject to this risk as well.

We are subject to risks associated with the employment of hotel personnel, particularly with hotels that employ unionized labor.

Our managers, including Remington Hospitality, a subsidiary of Ashford Inc., and unaffiliated third-party managers are responsible for hiring and maintaining the labor force at each of our hotels. Although we do not directly employ or manage employees at our hotels, we still are subject to many of the costs and risks generally associated with the hotel labor force, particularly at those hotels with unionized labor. From time to time, hotel operations may be disrupted as a result of strikes, lockouts, public demonstrations or other negative actions and publicity. We also may incur increased legal costs and indirect labor costs as a result of contract disputes involving our managers and their labor force or other events. The resolution of labor disputes or re-negotiated labor contracts could lead to increased labor costs, a significant component of our hotel operating costs, either by increases in wages or benefits or by changes in work rules that raise hotel operating costs. We do not have the ability to affect the outcome of these negotiations. Our third party managers may also be unable to hire quality personnel to adequately staff hotel departments, which could result in a sub-standard level of service to hotel guests and hotel operations.

Hotels where our managers have collective bargaining agreements with their employees are more highly affected by labor force activities than others. The resolution of labor disputes or re-negotiated labor contracts could lead to increased labor costs, either by increases in wages or benefits or by changes in work rules that raise hotel operating costs. Furthermore, labor agreements may limit the ability of our hotel managers to reduce the size of hotel workforces during an economic downturn because collective bargaining agreements are negotiated between the hotel managers and labor unions. Our ability, if any, to have any material impact on the outcome of these negotiations is restricted by and dependent on the individual management agreement covering a specific property, and we may have little ability to control the outcome of these negotiations.

In addition, changes in labor laws may negatively impact us. For example, the implementation of new occupational health and safety regulations, minimum wage laws, and overtime, working conditions status and citizenship requirements and the Department of Labor's proposed regulations expanding the scope of non-exempt employees under the Fair Labor Standards Act to increase the entitlement to overtime pay could significantly increase the cost of labor in the workforce, which would increase the operating costs of our hotel properties and may have a material adverse effect on us.

RISKS RELATED TO CONFLICTS OF INTEREST

Our agreements with our external advisor and its subsidiaries, as well as our mutual exclusivity agreement and management agreements with Remington Hospitality and Premier, subsidiaries of Ashford Inc., were not negotiated on an arm's-length basis, and we may pursue less vigorous enforcement of their terms because of conflicts of interest with certain of our executive officers and directors and key employees of our advisor.

Because each of our executive officers are also key employees of our advisor, Ashford LLC, a subsidiary of Ashford Inc. and have ownership interests in Ashford Inc. and because the chairman of our board of directors has an ownership interest in Ashford Inc., our advisory agreement, our master hotel management agreement and hotel management mutual exclusivity agreement with Remington Hospitality, a subsidiary of Ashford Inc., and our master project management agreement and project management mutual exclusivity agreement with Premier, a subsidiary of Ashford Inc., among other agreements between us and subsidiaries of Ashford Inc. were not negotiated on an arm's-length basis, and we did not have the benefit of arm's-length negotiations of the type normally conducted with an unaffiliated third party. As a result, the terms, including fees and other amounts payable, may not be as favorable to us as an arm's-length agreement. Furthermore, we may choose not to enforce, or to enforce less vigorously, our rights under these agreements because of our desire to maintain our ongoing relationship with our advisor and its subsidiaries (including Ashford LLC, Remington Hospitality and Premier).

The termination fee payable to our advisor significantly increases the cost to us of terminating our advisory agreement, thereby effectively limiting our ability to terminate our advisor without cause and could make a change of control transaction less likely or the terms thereof less attractive to us and to our stockholders.

The initial term of our advisory agreement with our advisor is 10 years from the effective date of the advisory agreement, subject to an extension by our advisor for up to 7 successive additional 10-year renewal terms thereafter. The board of directors will review our advisor's performance and fees annually and, following the 10-year initial term, may elect to renegotiate the amount of fees payable under the advisory agreement in certain circumstances. Additionally, if we undergo a change of control transaction, we will have the right to terminate the advisory agreement with the payment of the termination fee described below. If we terminate the advisory agreement without cause or upon a change of control, we will be required to pay our advisor a termination fee equal to:

- (A) 1.1 multiplied by the greater of (i) 12 times the net earnings of our advisor for the 12 month period preceding the termination date of the advisory agreement; (ii) the earnings multiple (calculated as our advisor's total enterprise value on the trading day immediately preceding the day the termination notice is given to our advisor divided by our advisor's most recently reported adjusted earnings before interest, tax, depreciation and amortization ("Adjusted EBITDA")) for our advisor's common stock for the 12 month period preceding the termination date of the advisory agreement multiplied by the net earnings of our advisor for the 12 month period preceding the termination date of the advisory agreement; or (iii) the simple average of the earnings multiples for each of the three fiscal years preceding the termination of the advisory agreement (calculated as our advisor's total enterprise value on the last trading day of each of the three preceding fiscal years divided by, in each case, our advisor's Adjusted EBITDA for the same periods), multiplied by the net earnings of our advisor for the 12 month period preceding the termination date of the advisory agreement; plus
- (B) an additional amount such that the total net amount received by our advisor after the reduction by state and U.S. federal income taxes at an assumed combined rate of 40% on the sum of the amounts described in (A) and (B) shall equal the amount described in (A); provided, that, the minimum amount of any termination fee calculated as of any date of determination shall be the greater of (i) the fee that would have been payable had such termination fee been calculated as of December 31, 2023 and (ii) the fee calculated as of such date of determination.

Any such termination fee will be payable on or before the termination date. Moreover, our advisor is entitled to set off, take and apply any of our money on deposit in any of our bank, brokerage or similar accounts (all of which are controlled by, and in the name of, our advisor) to amounts we owe to our advisor, including amounts we would owe to our advisor in respect of the termination fee, and in certain circumstances permits our advisor to escrow any money in such accounts into a termination fee escrow account (to which we would not have access) even prior to the time that the termination fee is payable. The termination fee makes it more difficult for us to terminate our advisory agreement. These provisions significantly increase the cost to us of terminating our advisory agreement, thereby limiting our ability to terminate our advisor without cause.

On January 15, 2021, in connection with our entry into the Oaktree Credit Agreement, the Company and our advisor, together with certain affiliated entities, entered into a Subordination and Non-Disturbance Agreement pursuant to which our advisor agreed to subordinate to the prior repayment in full of all obligations under the Oaktree Credit Agreement with Oaktree, among other items, any termination fee or liquidated damages amounts under the advisory agreement, or any amount owed under any enhanced return funding program in connection with the termination of the advisory agreement or sale or foreclosure of assets financed thereunder.

Our advisor manages other entities and may direct attractive investment opportunities away from us. If we change our investment guidelines, our advisor is not restricted from advising clients with similar investment guidelines.

Our executive officers also serve as key employees and as officers of our advisor and Braemar, and will continue to do so. Furthermore, Mr. Monty J. Bennett, our chairman, is also the chief executive officer, chairman and a significant stockholder of our advisor and is the chairman of Braemar. Our advisory agreement requires our advisor to present investments that satisfy our investment guidelines to us before presenting them to Braemar or any future client of our advisor. Additionally, in the future our advisor may advise other clients, some of which may have investment guidelines substantially similar to ours.

Some portfolio investment opportunities may include hotels that satisfy our investment objectives as well as hotels that satisfy the investment objectives of Braemar or other entities advised by our advisor. If the portfolio cannot be equitably divided, our advisor will necessarily have to make a determination as to which entity will be presented with the opportunity. In such a circumstance, our advisory agreement requires our advisor to allocate portfolio investment opportunities between us, Braemar or other entities advised by our advisor in a fair and equitable manner, consistent with our, Braemar's and such other entities' investment objectives. In making this determination, our advisor, using substantial discretion, will consider the investment strategy and guidelines of each entity with respect to acquisition of properties, portfolio concentrations, tax consequences, regulatory restrictions, liquidity requirements and other factors deemed appropriate. In making the allocation determination, our advisor has no obligation to make any such investment opportunity available to us. Further, our advisor and Braemar have agreed that any new investment opportunities that satisfy our investment guidelines will be presented to our board of directors; however, our board of directors will have only ten business days to make a determination with respect to such opportunity prior to it being available to Braemar. The above mentioned dual responsibilities may create conflicts of interest for our officers which could result in decisions or allocations of investments that may benefit one entity more than the other.

Our advisor and its key employees, most of whom are Stirling Inc.'s, Braemar's, Ashford Inc.'s and our executive officers, face competing demands relating to their time and this may adversely affect our operations.

We rely on our advisor and its employees for the day-to-day operation of our business. Certain key employees of our advisor are executive officers of Stirling Inc., Braemar and Ashford Inc. Because our advisor's key employees have duties to Stirling Inc., Braemar and Ashford Inc., as well as to our company, we do not have their undivided attention and they face conflicts in allocating their time and resources between our company, Stirling Inc., Braemar and Ashford Inc. Our advisor may also manage other entities in the future. During turbulent market conditions or other times when we need focused support and assistance from our advisor, other entities for which our advisor also acts as an external advisor will likewise require greater focus and attention as well, placing competing high levels of demand on the limited time and resources of our advisor's key employees. Additionally, activist investors have, and in the future, may commence campaigns seeking to influence other entities advised by our advisor to take particular actions favored by the activist or gain representation on the board of directors of such entities, which could result in additional disruption and diversion of management's attention. We may not receive the necessary support and assistance we require or would otherwise receive if we were internally managed by persons working exclusively for us.

Conflicts of interest could result in our management acting other than in our stockholders' best interest.

Conflicts of interest in general and specifically relating to Ashford Inc. and its subsidiaries (including Ashford LLC, Remington Hospitality and Premier) may lead to management decisions that are not in the stockholders' best interest. The chairman of our board of directors, Mr. Monty J. Bennett, is the chairman, chief executive officer and a significant stockholder of Ashford Inc. and Mr. Archie Bennett, Jr., who is our chairman emeritus, is a significant stockholder of Ashford Inc. Prior to its acquisition by Ashford Inc. on November 6, 2019, Messrs. Archie Bennett, Jr. and Monty J. Bennett beneficially owned 100% of Remington Hospitality. As of December 31, 2023, Remington Hospitality managed 61 of our 90 hotel properties and three of the four Stirling OP hotel properties and provides other services.

Mr. Monty J. Bennett is chairman and chief executive officer of Ashford Inc. and, together with his father Mr. Archie Bennett, Jr., as of December 31, 2023, holds a controlling interest in Ashford Inc. As of December 31, 2023, the Bennetts owned approximately 610,261 shares of Ashford Inc. common stock, which represented an approximate 19.0% ownership interest in Ashford Inc., and owned 18,758,600 shares of Ashford Inc. Series D Convertible Preferred Stock, which, along with all unpaid accrued and accumulated dividends thereon, was convertible (at a conversion price of $117.50 per share) into an additional approximate 4,229,668 shares of Ashford Inc. common stock, which if converted as of December 31, 2023, would have increased the Bennetts' ownership interest in Ashford Inc. to 65.0%. The 18,758,600 shares of Series D Convertible Preferred Stock owned by Mr. Monty J. Bennett and Mr. Archie Bennett, Jr. include 360,000 shares owned by trusts.

Messrs. Archie Bennett, Jr. and Monty J. Bennett's ownership interests in, and Mr. Monty J. Bennett's management obligations to, Ashford Inc. present them with conflicts of interest in making management decisions related to the commercial arrangements between us and Ashford Inc. Mr. Monty J. Bennett's management obligations to Ashford Inc. (and his obligations to Braemar, where he also serves as chairman of the board of directors) reduce the time and effort he spends on us. Our board of directors has adopted a policy that requires all material approvals, actions or decisions to which we have the right to make under the master hotel management agreement with Remington Hospitality and the master project management agreement with Premier be approved by a majority or, in certain circumstances, all of our independent directors. However, given the authority and/or operational latitude provided to Remington Hospitality under the master hotel management agreement and to Premier under the master project management agreement, and Mr. Monty J. Bennett as the chairman and chief executive officer of Ashford Inc., could take actions or make decisions that are not in our stockholders' best interest or that are otherwise inconsistent with the obligations to us under the master hotel management agreement or master project management agreement.

Holders of units in our operating partnership, including members of our management team, may suffer adverse tax consequences upon our sale of certain properties. Therefore, holders of units, either directly or indirectly, including Messrs. Archie Bennett, Jr. and Monty J. Bennett may have different objectives regarding the appropriate pricing and timing of a particular property's sale. These officers and directors of ours may influence us to sell, not sell, or refinance certain properties, even if such actions or inactions might be financially advantageous to our stockholders, or to enter into tax deferred exchanges with the proceeds of such sales when such a reinvestment might not otherwise be in our best interest.

We are a party to a master hotel management agreement and a hotel management exclusivity agreement with Remington Hospitality and a master project management agreement and a project management exclusivity agreement with Premier, which describes the terms of Remington Hospitality's and Premier's, respectively, services to our hotels, as well as any future hotels we may acquire that may or may not be property managed by Remington Hospitality or project managed by Premier. The exclusivity agreements requires us to engage Remington Hospitality for hotel management and Premier for design and construction services, respectively, unless, in each case, our independent directors either: (i) unanimously vote to hire a different manager or developer; or (ii) by a majority vote, elect not to engage Remington Hospitality or Premier, as the case may be, because they have determined that special circumstances exist or that, based on Remington Hospitality's or Premier's prior performance, another manager or developer could perform the duties materially better. As significant owners of Ashford Inc., which would receive any development, management, and management termination fees payable by us under the management agreements, Mr. Monty J. Bennett, and to a lesser extent, Mr. Archie Bennett, Jr., in his role as chairman emeritus, may influence our decisions to sell, acquire, or develop hotels when it is not in the best interests of our stockholders to do so.

Ashford Inc.'s ability to exercise significant influence over the determination of the competitive set for any hotels managed by Remington Hospitality could artificially enhance the perception of the performance of a hotel, making it more difficult to use managers other than Remington Hospitality for future properties.

Our hotel management mutual exclusivity agreement with Remington requires us to engage Remington Hospitality to manage all future properties that we acquire, to the extent we have the right or control the right to direct such matters, unless our independent directors either: (i) unanimously vote not to hire Remington Hospitality or (ii) based on special circumstances or past performance, by a majority vote, elect not to engage Remington Hospitality because they have determined, in their reasonable business judgment, that it would be in our best interest not to engage Remington Hospitality or that another manager or developer could perform the duties materially better. Under our master hotel management agreement with Remington Hospitality, we have the right to terminate Remington Hospitality based on the performance of the applicable hotel, subject to the payment of a termination fee. The determination of performance is based on the applicable hotel's gross operating profit margin and its RevPAR penetration index, which provides the relative revenue per room generated by a specified property as compared to its competitive set. For each hotel managed by Remington Hospitality, its competitive set will consist of a small group of hotels in the relevant market that we and Remington Hospitality believe are comparable for purposes of benchmarking the performance of such hotel. Remington Hospitality will have significant influence over the determination of the competitive set for any of our hotels managed by Remington Hospitality, and as such could artificially enhance the perception of the performance of a hotel by selecting a competitive set that is not performing well or is not comparable to the Remington Hospitality-managed hotel, thereby making it more difficult for us to elect not to use Remington Hospitality for future hotel management.

Under the terms of our hotel management mutual exclusivity agreement with Remington Hospitality, Remington Hospitality may be able to pursue lodging investment opportunities that compete with us.

Pursuant to the terms of our hotel management mutual exclusivity agreement with Remington Hospitality, if investment opportunities that satisfy our investment criteria are identified by Remington Hospitality or its affiliates, Remington Hospitality will give us a written notice and description of the investment opportunity. We will have 10 business days to either accept or reject the investment opportunity. If we reject the opportunity, Remington Hospitality may then pursue such investment opportunity, subject to a right of first refusal in favor of Braemar, pursuant to an existing agreement between Braemar and Remington Hospitality, on materially the same terms and conditions as offered to us. If we were to reject such an investment opportunity, either Braemar or Remington Hospitality could pursue the opportunity and compete with us. In such a case, Mr. Monty J. Bennett, our chairman, in his capacity as chairman of Braemar or chief executive officer of Ashford Inc. could be in a position of directly competing with us.

Our fiduciary duties as the general partner of our operating partnership could create conflicts of interest, which may impede business decisions that could benefit our stockholders.

We, as the general partner of our operating partnership, have fiduciary duties to the other limited partners in our operating partnership, the discharge of which may conflict with the interests of our stockholders. The limited partners of our operating partnership have agreed that, in the event of a conflict in the fiduciary duties owed by us to our stockholders and, in our capacity as general partner of our operating partnership, to such limited partners, we are under no obligation to give priority to the interests of such limited partners. In addition, those persons holding common units will have the right to vote on certain amendments to the operating partnership agreement (which require approval by a majority in interest of the limited partners, including us) and individually to approve certain amendments that would adversely affect their rights. These voting rights may be exercised in a manner that conflicts with the interests of our stockholders. For example, we are unable to modify the rights of limited partners to receive distributions as set forth in the operating partnership agreement in a manner that adversely affects their rights without their consent, even though such modification might be in the best interest of our stockholders.

In addition, conflicts may arise when the interests of our stockholders and the limited partners of our operating partnership diverge, particularly in circumstances in which there may be an adverse tax consequence to the limited partners. Tax consequences to holders of common units upon a sale or refinancing of our properties may cause the interests of the key employees of our advisor (who are also our executive officers and have ownership interests in our operating partnership) to differ from our stockholders.

Our policy regarding conflicts of interest may not adequately address all of the conflicts of interest that may arise with respect to our activities.

In order to avoid any actual or perceived conflicts of interest with our directors or officers or our advisor's employees, we adopted a policy regarding conflicts of interest to address specifically some of the conflicts relating to our activities. Although under this policy the approval of a majority of our disinterested directors is required to approve any transaction, agreement or relationship in which any of our directors or officers or our advisor or it has an interest, there is no assurance that this policy will be adequate to address all of the conflicts that may arise or will resolve such conflicts in a manner that is favorable to us.

RISKS RELATED TO DERIVATIVE TRANSACTIONS

We have engaged in and may continue to engage in derivative transactions, which can limit our gains and expose us to losses.

We have entered into and may continue to enter into hedging transactions to: (i) attempt to take advantage of changes in prevailing interest rates; (ii) protect our portfolio of mortgage assets from interest rate fluctuations; (iii) protect us from the effects of interest rate fluctuations on floating-rate debt; (iv) protect us from the risk of fluctuations in the financial and capital markets; or (v) preserve net cash in the event of a major downturn in the economy. Our hedging transactions may include entering into interest rate swap agreements, interest rate cap or floor agreements or flooridor and corridor agreements, credit default swaps and purchasing or selling futures contracts, purchasing or selling put and call options on securities or securities underlying futures contracts, or entering into forward rate agreements. Hedging activities may not have the desired beneficial impact on our results of operations or financial condition. Volatile fluctuations in market conditions could cause these instruments to become ineffective. Any gains or losses associated with these instruments are reported in our earnings each period. No hedging activity can completely insulate us from the risks inherent in our business.

Credit default hedging could fail to protect us or adversely affect us because if a swap counterparty cannot perform under the terms of our credit default swap, we may not receive payments due under such agreement and, thus, we may lose any potential benefit associated with such credit default swap. Additionally, we may also risk the loss of any cash collateral we have pledged to secure our obligations under such credit default swaps if the counterparty becomes insolvent or files for bankruptcy.

Moreover, interest rate hedging could fail to protect us or adversely affect us because, among other things:

- available interest rate hedging may not correspond directly with the interest rate risk for which protections is sought;
- the duration of the hedge may not match the duration of the related liability;
- the party owing money in the hedging transaction may default on its obligation to pay;
- the credit quality of the party owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction; and
- the value of derivatives used for hedging may be adjusted from time to time in accordance with generally accepted accounting principles ("GAAP") to reflect changes in fair value and such downward adjustments, or "market-to-market loss," would reduce our stockholders' equity.

Hedging involves both risks and costs, including transaction costs, which may reduce our overall returns on our investments. These costs increase as the period covered by the hedging relationship increases and during periods of rising and volatile interest rates. These costs will also limit the amount of cash available for distributions to stockholders. We generally intend to hedge to the extent management determines it is in our best interest given the cost of such hedging transactions as compared to the potential economic returns or protections offered. The REIT qualification rules may limit our ability to enter into hedging transactions by requiring us to limit our income and assets from hedges. If we are unable to hedge effectively because of the REIT rules, we will face greater interest rate exposure than may be commercially prudent.

We are subject to the risk of default or insolvency by the hospitality entities underlying our investments.

The leveraged capital structure of the hospitality entities underlying our investments will increase their exposure to adverse economic factors (such as changes in interest rates, competitive pressures, downturns in the economy or deterioration in the condition of the real estate industry) and to the risk of unforeseen events. If an underlying entity cannot generate adequate cash flow to meet such entity's debt obligations (which may include leveraged obligations in excess of its aggregate assets), it may default on its loan agreements or be forced into bankruptcy. As a result, we may suffer a partial or total loss of the capital we have invested in the securities and other investments of such entity.

The derivatives provisions of the Dodd-Frank Act and related rules could have an adverse effect on our ability to use derivative instruments to reduce the negative effect of interest rate fluctuations on our results of operations and liquidity, credit default risks and other risks associated with our business.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") establishes federal oversight and regulation of the over-the-counter derivatives market and entities, including us, that participate in that market. As required by the Dodd-Frank Act, the Commodities Futures Trading Commission (the "CFTC"), the SEC and other regulators have adopted certain rules implementing the swaps regulatory provisions of the Dodd-Frank Act and are in the process of adopting other rules to implement those provisions. Numerous provisions of the Dodd-Frank Act and the CFTC's rules relating to derivatives that qualify as "swaps" thereunder apply or may apply to the derivatives to which we are or may become a counterparty. Under such statutory provisions and the CFTC's rules, we must clear on a derivatives clearing organization any over-the-counter swap we enter into that is within a class of swaps designated for clearing by CFTC rule and execute trades in such cleared swap on an exchange if the swap is accepted for trading on the exchange unless such swap is exempt from such mandatory clearing and trade execution requirements. We may qualify for and intend to elect the end-user exception from those requirements for swaps we enter to hedge our commercial risks and that are subject to the mandatory clearing and trade execution requirements. If we are required to clear or voluntarily elect to clear any swaps we enter into, those swaps will be governed by standardized agreements and we will have to post margin with respect to such swaps. To date, the CFTC has designated only certain types of interest rate swaps and credit default swaps for clearing and trade execution. Although we believe that none of the interest rate swaps and credit default swaps to which we are currently party fall within those designated types of swaps, we may enter into swaps in the future that will be subject to the mandatory clearing and trade execution requirements and subject to the risks described.

Rules recently adopted by banking regulators and the CFTC in accordance with a requirement of the Dodd-Frank Act require regulated financial institutions and swap dealers and major swap participants that are not regulated financial institutions to collect margin with respect to uncleared swaps to which they are parties and to which financial end users, among others, are their counterparties. We will qualify as a financial end user for purposes of such margin rules. We will not have to post initial margin with respect to our uncleared swaps under the new rules because we do not have material swaps exposure as defined in the new rules. However, we will be required to post variation margin (most likely in the form of cash collateral) with respect to each of our uncleared swaps subject to the new margin rules in an amount equal to the cumulative decrease in the market-to-market value of such swap to our counterparty as of any date of determination from the value of such swap as of the date of the swap's execution. The SEC has proposed margin rules for security-based swaps to which regulated financial institutions are not counterparties. Those proposed rules differ from the CFTC's margin rules, but the final form that those rules will take and their effect is uncertain at this time.

The Dodd-Frank Act has caused certain market participants, and may cause other market participants, including the counterparties to our derivative instruments, to spin off some of their derivatives activities to separate entities. Those entities may not be as creditworthy as the historical counterparties to our derivatives.

Some of the rules required to implement the swaps-related provisions of the Dodd-Frank Act remain to be adopted, and the CFTC has, from time to time, issued and may in the future issue interpretations and no-action letters interpreting, and clarifying the application of, those provisions and the related rules or delaying compliance with those provisions and rules. As a result, it is not possible at this time to predict with certainty the full effects of the Dodd-Frank Act, the CFTC's rules and the SEC's rules on us and the timing of such effects.

The Dodd-Frank Act and the rules adopted thereunder could significantly increase the cost of derivative contracts (including from swap recordkeeping and reporting requirements and through requirements to post margin with respect to our swaps, which could adversely affect our available liquidity), materially alter the terms of derivative contracts, reduce the availability of derivatives to protect against risks we encounter, reduce our ability to monetize or restructure our existing derivative contracts, and increase our exposure to less creditworthy counterparties. If we reduce our use of derivatives as a result of the Dodd-Frank Act and the related rules, our results of operations may become more volatile and our cash flows may be less predictable, which could adversely affect our ability to plan for and fund capital expenditures and to pay dividends to our stockholders. Any of these consequences could have a material adverse effect on our consolidated financial position, results of operations and cash flows.

The assets associated with certain of our derivative transactions may not constitute qualified REIT assets and the related income may not constitute qualified REIT income. Significant fluctuations in the value of such assets or the related income could jeopardize our REIT status or result in additional tax liabilities.

We may enter into certain derivative transactions to protect against interest rate risks and credit default risks not specifically associated with debt incurred to acquire qualified REIT assets. The REIT provisions of the Code limit our income and assets in each year from such derivative transactions. Failure to comply with the asset or income limitation within the REIT provisions of the Code could result in penalty taxes or loss of our REIT status. If we elected to contribute non-qualifying derivatives into a TRS to preserve our REIT status, such an action could likely result in any income from such transactions being subject to U.S. federal income taxation.

RISKS RELATED TO INVESTMENTS IN SECURITIES, MORTGAGES AND MEZZANINE LOANS

Our earnings are dependent, in part, upon the performance of our investment portfolio.

To the extent permitted by the Code, we may invest in and own securities of other public companies and REITs (including Braemar). To the extent that the value of those investments declines or those investments do not provide an attractive return, our earnings and cash flow could be adversely affected.

Debt investments that are not United States government insured involve risk of loss.

As part of our business strategy, we may originate or acquire lodging-related uninsured and mortgage assets, including mezzanine loans. While holding these interests, we are subject to risks of borrower defaults, bankruptcies, fraud and related losses, and special hazard losses that are not covered by standard hazard insurance. Also, costs of financing the mortgage loans could exceed returns on the mortgage loans. In the event of any default under mortgage loans held by us, we will bear the risk of loss of principal and non-payment of interest and fees to the extent of any deficiency between the value of the mortgage collateral and the principal amount of the mortgage loan. We suffered significant impairment charges with respect to our investments in mortgage loans in 2009 and 2010. The value and the price of our securities may be adversely affected.

We may invest in non-recourse loans, which will limit our recovery to the value of the mortgaged property.

Our mortgage and mezzanine loan assets have typically been non-recourse. With respect to non-recourse mortgage loan assets, in the event of a borrower default, the specific mortgaged property and other assets, if any, pledged to secure the relevant mortgage loan, may be less than the amount owed under the mortgage loan. As to those mortgage loan assets that provide for recourse against the borrower and its assets generally, we cannot assure you that the recourse will provide a recovery in respect of a defaulted mortgage loan greater than the liquidation value of the mortgaged property securing that mortgage loan.

Investment yields affect our decision whether to originate or purchase investments and the price offered for such investments.

In making any investment, we consider the expected yield of the investment and the factors that may influence the yield actually obtained on such investment. These considerations affect our decision whether to originate or purchase an investment and the price offered for that investment. No assurances can be given that we can make an accurate assessment of the yield to be produced by an investment. Many factors beyond our control are likely to influence the yield on the investments, including, but not limited to, competitive conditions in the local real estate market, local and general economic conditions, and the quality of management of the underlying property. Our inability to accurately assess investment yields may result in our purchasing assets that do not perform as well as expected, which may adversely affect the price of our securities.

Volatility of values of mortgaged properties may adversely affect our mortgage loans.

Lodging property values and net operating income derived from lodging properties are subject to volatility and may be affected adversely by a number of factors, including the risk factors described herein relating to general economic conditions, operating lodging properties, and owning real estate investments. In the event its net operating income decreases, one of our borrowers may have difficulty paying our mortgage loan, which could result in losses to us. In addition, decreases in property values will reduce the value of the collateral and the potential proceeds available to our borrowers to repay our mortgage loans, which could also cause us to suffer losses.

Mezzanine loans involve greater risks of loss than senior loans secured by income-producing properties.

We may make and acquire mezzanine loans. These types of loans are considered to involve a higher degree of risk than long-term senior mortgage lending secured by income-producing real property due to a variety of factors, including the loan being entirely unsecured or, if secured, becoming unsecured as a result of foreclosure by the senior lender. We may not recover some or all of our investment in these loans. In addition, mezzanine loans may have higher loan-to-value ratios than conventional mortgage loans resulting in less equity in the property and increasing the risk of loss of principal.

The assets associated with certain of our derivative transactions may not constitute qualified REIT assets and the related income may not constitute qualified REIT income. Significant fluctuations in the value of such assets or the related income could jeopardize our REIT status or result in additional tax liabilities.

We may enter into certain derivative transactions to protect against interest rate risks and credit default risks not specifically associated with debt incurred to acquire qualified REIT assets. The REIT provisions of the Code limit our income and assets in each year from such derivative transactions. Failure to comply with the asset or income limitation within the REIT provisions of the Code could result in penalty taxes or loss of our REIT status. If we elected to contribute non-qualifying derivatives into a TRS to preserve our REIT status, such an action could likely result in any income from such transactions being subject to U.S. federal income taxation.

Our prior investment performance is not indicative of future results.

The performance of our prior investments is not necessarily indicative of the results that can be expected for the investments to be made by our subsidiaries. On any given investment, total loss of the investment is possible. Although our management team has experience and has had success in making investments in real estate-related lodging debt and hotel assets, the past performance of these investments is not necessarily indicative of the results of our future investments.

Our investment portfolio will contain investments concentrated in a single industry and will not be fully diversified.

We have formed subsidiaries for the primary purpose of acquiring securities and other investments of lodging-related entities. As such, our investment portfolio will contain investments concentrated in a single industry and may not be fully diversified by asset class, geographic region or other criteria, which will expose us to significant loss due to concentration risk. Investors have no assurance that the degree of diversification in our investment portfolio will increase at any time in the future.

The values of our investments are affected by the U.S. credit and financial markets and, as such, may fluctuate.

The U.S. credit and financial markets may experience severe dislocations and liquidity disruptions. The values of our investments are likely to be sensitive to the volatility of the U.S. credit and financial markets, and, to the extent that turmoil in the U.S. credit and financial markets occurs, such volatility has the potential to materially affect the value of our investment portfolio.

We may invest in securities for which there is no liquid market, and we may be unable to dispose of such securities at the time or in the manner that may be most favorable to us, which may adversely affect our business.

We may invest in securities for which there is no liquid market or which may be subject to legal and other restrictions on resale or otherwise be less liquid than publicly traded securities generally. The relative illiquidity of these investments may make it difficult for us to sell these investments when desired. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we had previously recorded these investments. Our investments may occasionally be subject to contractual or legal restrictions on resale or will be otherwise illiquid due to the fact that there is no established trading market for such securities, or such trading market is thinly traded. The relative illiquidity of such investments may make it difficult for us to dispose of them at a favorable price, and, as a result, we may suffer losses.

RISKS RELATED TO THE REAL ESTATE INDUSTRY

Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our hotel properties and harm our financial condition.

Because real estate investments are relatively illiquid, our ability to sell promptly one or more hotel properties or mortgage loans in our portfolio for reasonable prices in response to changing economic, financial, and investment conditions is limited.

We may decide to sell hotel properties or loans in the future. We cannot predict whether we will be able to sell any hotel property or loan for the price or on the terms set by us, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We may sell a property at a loss as compared to carrying value. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a hotel property or loan. We may offer more flexible terms on our mortgage loans than some providers of commercial mortgage loans, and as a result, we may have more difficulty selling or participating our loans to secondary purchasers than would these more traditional lenders.

We may be required to expend funds to correct defects or to make improvements before a property can be sold. We cannot assure you that we will have funds available to correct those defects or to make those improvements. In acquiring a hotel property, we may agree to lock-out provisions that materially restrict us from selling that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property. These and other factors could impede our ability to respond to adverse changes in the performance of our hotel properties or a need for liquidity.

Increases in property taxes would increase our operating costs, reduce our income and adversely affect our ability to make distributions to our stockholders.

Each of our hotel properties will be subject to real and personal property taxes. These taxes may increase as tax rates change and as the properties are assessed or reassessed by taxing authorities. If property taxes increase, our financial condition, results of operations and our ability to make distributions to our stockholders could be materially and adversely affected and the market price of our common and/or preferred stock could decline.

The costs of compliance with or liabilities under environmental laws may harm our operating results.

Operating expenses at our hotels could be higher than anticipated due to the cost of complying with existing or future environmental laws and regulations. In addition, our hotel properties and properties underlying our loan assets may be subject to environmental liabilities. An owner of real property, or a lender with respect to a party that exercises control over the property, can face liability for environmental contamination created by the presence or discharge of hazardous substances on the property. We may face liability regardless of:

- our knowledge of the contamination;
- the timing of the contamination;
- the cause of the contamination; or
- the party responsible for the contamination.

There may be environmental problems associated with our hotel properties or properties underlying our loan assets of which we are unaware. Some of our hotel properties or the properties underlying our loan assets use, or may have used in the past, underground tanks for the storage of petroleum-based or waste products that could create a potential for release of hazardous substances. If environmental contamination exists on a hotel property, we could become subject to strict, joint and several liabilities for the contamination if we own the property or if we foreclose on the property or otherwise have control over the property.

The presence of hazardous substances on a property we own or have made a loan with respect to may adversely affect our ability to sell, on favorable terms or at all, or foreclose on the property, and we may incur substantial remediation costs. The discovery of material environmental liabilities at our properties or properties underlying our loan assets could subject us to unanticipated significant costs.

We generally have environmental insurance policies on each of our owned properties, and we intend to obtain environmental insurance for any other properties that we may acquire. However, if environmental liabilities are discovered during the underwriting of the insurance policies for any property that we may acquire in the future, we may be unable to obtain insurance coverage for the liabilities at commercially reasonable rates or at all, and we may experience losses. In addition, we generally do not require our borrowers to obtain environmental insurance on the properties they own that secure their loans from us.

Numerous treaties, laws and regulations have been enacted to regulate or limit carbon emissions. Changes in the regulations and legislation relating to climate change, and complying with such laws and regulations, may require us to make significant investments in our hotels and could result in increased energy costs at our properties.

Tax increases and changes in tax rules may adversely affect our financial results.

As a company conducting business with physical operations throughout North America, we are exposed, both directly and indirectly, to the effects of changes in U.S., state and local tax rules. Taxes for financial reporting purposes and cash tax liabilities in the future may be adversely affected by changes in such tax rules. Such changes may put us at a competitive disadvantage compared to some of our major competitors, to the extent we are unable to pass the tax costs through to our customers.

On August 16, 2022, the Inflation Reduction Act of 2022 ("IRA") was signed into law, with tax provisions primarily focused on implementing a 15% corporate alternative minimum tax on global adjusted financial statement income and a 1% excise tax on share repurchases. The IRA also created a number of potentially beneficial tax credits to incentivize investments in certain technologies and industries. Certain provisions of the IRA became effective in fiscal 2023, and the Treasury Department and IRS have announced their intention to continue to release and finalize regulations and other guidance implementing the IRA in fiscal 2024. The IRA has not had material negative impact on our business.

Our properties and the properties underlying our mortgage loans may contain or develop harmful mold, which could lead to liability for adverse health effects and costs of remediating the problem.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing as exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. Some of the properties in our portfolio may contain microbial matter such as mold and mildew. As a result, the presence of significant mold at any of our properties or the properties underlying our loan assets could require us or our borrowers to undertake a costly remediation program to contain or remove the mold from the affected property. In addition, the presence of significant mold could expose us or our borrowers to liability from hotel guests, hotel employees, and others if property damage or health concerns arise.

Compliance with the ADA and fire, safety, and other regulations may require us or our borrowers to incur substantial costs.

All of our properties and properties underlying our mortgage loans are required to comply with the ADA. The ADA requires that "public accommodations" such as hotels be made accessible to people with disabilities. Compliance with the ADA's requirements could require removal of access barriers and non-compliance could result in imposition of fines by the U.S. government or an award of damages to private litigants, or both. In addition, we and our borrowers are required to operate our properties in compliance with fire and safety regulations, building codes, and other land use regulations as they may be adopted by governmental agencies and bodies and become applicable to our properties. Any requirement to make substantial modifications to our hotel properties, whether to comply with the ADA or other changes in governmental rules and regulations, could be costly.

We may obtain only limited warranties when we purchase a property and would have only limited recourse if our due diligence did not identify any issues that lower the value of our property, which could adversely affect our financial condition and ability to make distributions to our stockholders.

We may acquire a hotel property in its "as is" condition on a "where is" basis and "with all faults," without any warranties of merchantability or fitness for a particular use or purpose. In addition, purchase agreements may contain only limited warranties, representations and indemnifications that will only survive for a limited period after the closing, or provide a cap on the amount of damages we can recover. The purchase of properties with limited warranties increases the risk that we may lose some or all our invested capital in the property as well as the loss of income from that property.

We may experience uninsured or underinsured losses.

We have property and casualty insurance with respect to our hotel properties and other insurance, in each case, with loss limits and coverage thresholds deemed reasonable by our management team (and with the intent to satisfy the requirements of lenders and franchisors). In doing so, we have made decisions with respect to what deductibles, policy limits, and terms are reasonable based on management's experience, our risk profile, the loss history of our hotel managers and our properties, the nature of our properties and our businesses, our loss prevention efforts, the cost of insurance and other factors.

Various types of catastrophic losses may not be insurable or may not be economically insurable. In the event of a substantial loss, our insurance coverage may not cover the full current market value or replacement cost of our lost investment, including losses incurred in relation to the COVID-19 pandemic or cybersecurity incidents. Inflation, changes in building codes and ordinances, environmental considerations, and other factors might cause insurance proceeds to be insufficient to fully replace or renovate a hotel after it has been damaged or destroyed. Accordingly, there can be no assurance that:

- the insurance coverage thresholds that we have obtained will fully protect us against insurable losses (i.e., losses may exceed coverage limits);
- we will not incur large deductibles that will adversely affect our earnings;
- we will not incur losses from risks that are not insurable or that are not economically insurable; or
- current coverage thresholds will continue to be available at reasonable rates.

In the future, we may choose not to maintain terrorism or other insurance policies on any of our properties. As a result, one or more large uninsured or underinsured losses could have a material adverse effect on us.

Each of our current lenders requires us to maintain certain insurance coverage thresholds, and we anticipate that future lenders will have similar requirements. We believe that we have complied with the insurance maintenance requirements under the current governing loan documents and we intend to comply with any such requirements in any future loan documents. However, a lender may disagree, in which case the lender could obtain additional coverage thresholds and seek payment from us, or declare us in default under the loan documents. In the former case, we could spend more for insurance than we otherwise deem reasonable or necessary or, in the latter case, subject us to a foreclosure on hotels securing one or more loans. In addition, a material casualty to one or more hotels securing loans may result in the insurance company applying to the outstanding loan balance insurance proceeds that otherwise would be available to repair the damage caused by the casualty, which would require us to fund the repairs through other sources, or the lender foreclosing on the hotels if there is a material loss that is not insured.

RISKS RELATED TO OUR STATUS AS A REIT

If we do not qualify as a REIT, we will be subject to tax as a regular corporation and could face substantial tax liability.

We conduct operations so as to qualify as a REIT under the Code. However, qualification as a REIT involves the application of highly technical and complex Code provisions for which only a limited number of judicial or administrative interpretations exist. Even a technical or inadvertent mistake could jeopardize our REIT status or we may be required to rely on a REIT "savings clause." If we were to rely on a REIT "savings clause," we could have to pay a penalty tax, which could be material. Due to the gain we recognized as a result of the spin-off of Braemar, if Braemar were to fail to qualify as a REIT for 2013, we may have failed to qualify as a REIT for 2013 and subsequent taxable years. Furthermore, new tax legislation, administrative guidance, or court decisions, in each instance potentially with retroactive effect, could make it more difficult or impossible for us to qualify as a REIT.

If we fail to qualify as a REIT in any tax year, then:

- we would be taxed as a regular domestic corporation, which, among other things, means being unable to deduct distributions to our stockholders in computing taxable income and being subject to U.S. federal income tax on our taxable income at regular corporate rates;
- we would also be subject to increased state and local income taxes;
- any resulting tax liability could be substantial and would reduce the amount of cash available for distribution to stockholders; and
- unless we were entitled to relief under applicable statutory provisions, we would be disqualified from treatment as a REIT for the subsequent four taxable years following the year that we lost our qualification, and, thus, our cash available for distribution to stockholders could be reduced for each of the years during which we did not qualify as a REIT.

If, as a result of covenants applicable to our future debt, we are restricted from making distributions to our stockholders, we may be unable to make distributions necessary for us to avoid U.S. federal corporate income and excise taxes and to qualify and maintain our qualification as a REIT, which could materially and adversely affect us. In addition, if we fail to qualify as a REIT, we will not be required to make distributions to stockholders to maintain our tax status. As a result of all of these factors, our failure to qualify as a REIT could impair our ability to raise capital, expand our business, and make distributions to our stockholders and could adversely affect the value of our securities.

Even if we qualify and remain qualified as a REIT, we may face other tax liabilities that reduce our cash flow.

Even if we qualify and remain qualified for taxation as a REIT, we may be subject to certain federal, state, and local taxes on our income and assets. For example:

- We will be required to pay tax on undistributed REIT taxable income.
- If we have net income from the disposition of foreclosure property held primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property, we must pay tax on that income at the highest corporate rate.
- If we sell a property in a "prohibited transaction," our gain from the sale would be subject to a 100% penalty tax.
- Each of our TRSs is a fully taxable corporation and will be subject to federal and state taxes on its income.
- We may continue to experience increases in our state and local income tax burden. Over the past several years, certain state and local taxing authorities have significantly changed their income tax regimes in order to raise revenues. The

changes enacted that have increased our state and local income tax burden include the taxation of modified gross receipts (as opposed to net taxable income), the suspension of and/or limitation on the use of net operating loss deductions, increases in tax rates and fees, the addition of surcharges, and the taxation of our partnership income at the entity level. Facing mounting budget deficits, more state and local taxing authorities have indicated that they are going to revise their income tax regimes in this fashion and/or eliminate certain federally allowed tax deductions such as the REIT dividends paid deduction.

Failure to make required distributions would subject us to U.S. federal corporate income tax.

We intend to operate in a manner that allows us to qualify as a REIT for U.S. federal income tax purposes. In order to continue to qualify as a REIT, we generally are required to distribute at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain, each year to our stockholders. To the extent that we satisfy this distribution requirement, but distribute less than 100% of our REIT taxable income, we will be subject to U.S. federal corporate income tax on our undistributed taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay out to our stockholders in a calendar year is less than a minimum amount specified under the Code.

Our TRS lessee structure increases our overall tax liability.

Our TRS lessees are subject to federal, state and local income tax on their taxable income, which consists of the revenues from the hotel properties leased by our TRS lessees, net of the operating expenses for such hotel properties and rent payments to us. Accordingly, although our ownership of our TRS lessees allows us to participate in the operating income from our hotel properties in addition to receiving fixed rent, the net operating income is fully subject to income tax. The after-tax net income of our TRS lessees is available for distribution to us.

If our leases with our TRS lessees are not respected as true leases for U.S. federal income tax purposes, we would fail to qualify as a REIT.

To qualify as a REIT, we are required to satisfy two gross income tests, pursuant to which specified percentages of our gross income must be passive income, such as rent. For the rent paid pursuant to the hotel leases with our TRS lessees, which constitutes substantially all of our gross income, to qualify for purposes of the gross income tests, the leases must be respected as true leases for U.S. federal income tax purposes and must not be treated as service contracts, joint ventures or some other type of arrangement. We have structured our leases, and intend to structure any future leases, so that the leases will be respected as true leases for U.S. federal income tax purposes, but the IRS may not agree with this characterization. If the leases were not respected as true leases for U.S. federal income tax purposes, we would not be able to satisfy either of the two gross income tests applicable to REITs and likely would fail to qualify as a REIT.

Our ownership of TRSs is limited and our transactions with our TRSs will cause us to be subject to a 100% penalty tax on certain income or deductions if those transactions are not conducted on arm's-length terms.

A REIT may own up to 100% of the stock of one or more TRSs. A TRS may hold assets and earn income that would not be qualifying assets or income if held or earned directly by a REIT, including gross operating income from hotels that are operated by eligible independent contractors pursuant to hotel management agreements. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 20% of the value of a REIT's assets may consist of stock or securities of one or more TRSs. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. The rules also impose a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm's-length basis. Finally, the 100% excise tax also applies to the underpricing of services by a TRS to its parent REIT in contexts where the services are unrelated to services for REIT tenants.

Our TRSs are subject to federal, foreign, state and local income tax on their taxable income, and their after-tax net income is available for distribution to us but is not required to be distributed to us. We believe that the aggregate value of the stock and securities of our TRSs is less than 20% of the value of our total assets (including our TRS stock and securities).

We monitor the value of our respective investments in our TRSs for the purpose of ensuring compliance with TRS ownership limitations. In addition, we scrutinize all of our transactions with our TRSs to ensure that they are entered into on arm's-length terms to avoid incurring the 100% excise tax described above. For example, in determining the amounts payable by our TRSs under our leases, we engaged a third party to prepare transfer pricing studies to ascertain whether the lease terms we established are on an arm's-length basis as required by applicable Treasury Regulations. However the receipt of a transfer pricing study does not prevent the IRS from challenging the arm's length nature of the lease terms between a REIT and its TRS lessees. Consequently, there can be no assurance that we will be able to avoid application of the 100% excise tax discussed above.

If our hotel managers, including Ashford Hospitality Services LLC and its subsidiaries (including Remington Hospitality) do not qualify as "eligible independent contractors," we would fail to qualify as a REIT.

Rent paid by a lessee that is a "related party tenant" of ours is not qualifying income for purposes of the two gross income tests applicable to REITs. We lease all of our hotels to our TRS lessees. A TRS lessee will not be treated as a "related party tenant," and will not be treated as directly operating a lodging facility, which is prohibited, to the extent the TRS lessee leases properties from us that are managed by an "eligible independent contractor."

We believe that the rent paid by our TRS lessees is qualifying income for purposes of the REIT gross income tests and that our TRSs qualify to be treated as TRSs for U.S. federal income tax purposes, but there can be no assurance that the IRS will not challenge this treatment or that a court would not sustain such a challenge. If we failed to meet either the asset or gross income tests, we would likely lose our REIT qualification for U.S. federal income tax purposes, unless certain of the REIT "savings clauses" applied.

If our hotel managers, including Ashford Hospitality Services LLC ("AHS") and its subsidiaries (including Remington Hospitality), do not qualify as "eligible independent contractors," we would fail to qualify as a REIT. Each of the hotel management companies that enters into a management contract with our TRS lessees must qualify as an "eligible independent contractor" under the REIT rules in order for the rent paid to us by our TRS lessees to be qualifying income for our REIT income test requirements. Among other requirements, in order to qualify as an eligible independent contractor a manager must not own more than 35% of our outstanding shares (by value) and no person or group of persons can own more than 35% of our outstanding shares and the ownership interests of the manager, taking into account only owners of more than 5% of our shares and, with respect to ownership interests in such managers that are publicly-traded, only holders of more than 5% of such ownership interests. Complex ownership attribution rules apply for purposes of these 35% thresholds. Although we intend to monitor ownership of our shares by our hotel managers and their owners, there can be no assurance that these ownership levels will not be exceeded. Additionally, we and AHS and its subsidiaries, including Remington Hospitality, must comply with the provisions of the private letter ruling we obtained from the IRS in connection with Ashford Inc.'s acquisition of Remington Hospitality to ensure that AHS and its subsidiaries, including Remington Hospitality, continue to qualify as "eligible independent contractors."

Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.

The maximum U.S. federal income tax rate applicable to "qualified dividend income" payable to U.S. stockholders that are taxed at individual rates is 20%. Dividends payable by REITs, however, generally are not eligible for this reduced maximum rate on qualified dividend income. However, under the Tax Cuts and Jobs Act a non-corporate taxpayer may deduct 20% of ordinary REIT dividends that are not "capital gain dividends" or "qualified dividend income" resulting in an effective maximum U.S. federal income tax rate of 29.6% (based on the current maximum U.S. federal income tax rate for individuals of 37%). Individuals, trusts and estates whose income exceeds certain thresholds are also subject to a 3.8% Medicare tax on dividends received from us. The more favorable rates applicable to regular corporate qualified dividends could cause investors who are taxed at individual rates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including our stock.

If our operating partnership failed to qualify as a partnership for U.S. federal income tax purposes, we would cease to qualify as a REIT and would be subject to higher taxes and have less cash available for distribution to our stockholders and suffer other adverse consequences.

We believe that our operating partnership qualifies to be treated as a partnership for U.S. federal income tax purposes. As a partnership, our operating partnership is not subject to U.S. federal income tax on its income. Instead, each of its partners, including us, is required to include in income its allocable share of the operating partnership's income. No assurance can be provided, however, that the IRS will not challenge its status as a partnership for U.S. federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were successful in treating our operating partnership as a corporation for tax purposes, we would fail to meet the gross income tests and certain of the asset tests applicable to REITs and, accordingly, cease to qualify as a REIT. Also, the failure of our operating partnership to qualify as a partnership would cause it to become subject to federal and state corporate income tax, which would reduce significantly the amount of cash available for debt service and for distribution to its partners, including us.

Note that although partnerships have traditionally not been subject to U.S. federal income tax at the entity level as described above, new audit rules, will generally apply to the partnership. Under the new rules, unless an entity elects otherwise, taxes arising from audit adjustments are required to be paid by the entity rather than by its partners or members. We may utilize exceptions available under the new provisions (including any changes) and Treasury Regulations so that the partners, to the fullest extent possible, rather than the partnership itself, will be liable for any taxes arising from audit adjustments to the issuing entity's taxable income. One such exception is to apply an elective alternative method under which the additional taxes resulting from the adjustment are assessed from the affected partners (often referred to as a "push-out election"), subject to a higher rate of interest than otherwise would apply. When a push-out election causes a partner that is itself a partnership to be assessed with its share of such additional taxes from the adjustment, such partnership may cause such additional taxes to be pushed out to its own partners. In addition, Treasury Regulations provide that a partner that is a REIT may be able to use deficiency dividend procedures with respect to such adjustments. Many questions remain as to how the partnership audit rules will apply, and it is not clear at this time what effect these rules will have on us. However, it is possible that these changes could increase the U.S. federal income tax, interest, and/or penalties otherwise borne by us in the event of a U.S. federal income tax audit of a subsidiary partnership (such as our operating partnership).

Complying with REIT requirements may cause us to forgo otherwise attractive opportunities.

To qualify as a REIT for U.S. federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders, and the ownership of our stock. We may be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution. Thus, compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.

Complying with REIT requirements may limit our ability to hedge effectively.

The REIT provisions of the Code may limit our ability to hedge mortgage securities and related borrowings by requiring us to limit our income and assets in each year from certain hedges, together with any other income not generated from qualified real estate assets, to no more than 25% of our gross income. In addition, we must limit our aggregate income from nonqualified hedging transactions, from our provision of services, and from other non-qualifying sources to no more than 5% of our annual gross income. As a result, we may have to limit our use of advantageous hedging techniques. This could result in greater risks associated with changes in interest rates than we would otherwise want to incur. However, for transactions that we enter into to protect against interest rate risks on debt incurred to acquire qualified REIT assets and for which we identify as hedges for tax purposes, any associated hedging income is excluded from the 95% income test and the 75% income test applicable to a REIT. In addition, similar rules apply to income from positions that primarily manage risk with respect to a prior hedge entered into by a REIT in connection with the extinguishment or disposal (in whole or in part) of the liability or asset related to such prior hedge, to the extent the new position qualifies as a hedge or would so qualify if the hedged position were ordinary property. If we were to violate the 25% or 5% limitations, we may have to pay a penalty tax equal to the amount of income in excess of those limitations multiplied by a fraction intended to reflect our profitability. If we fail to satisfy the REIT gross income tests, unless our failure was due to reasonable cause and not due to willful neglect such that a REIT "savings clause" applied, we could lose our REIT status for U.S. federal income tax purposes.

Complying with REIT requirements may force us to liquidate otherwise attractive investments.

To qualify as a REIT, we must also ensure that at the end of each calendar quarter at least 75% of the value of our assets consists of cash, cash items, government securities, and qualified REIT real estate assets. The remainder of our investment in securities (other than government securities and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer, and no more than 20% of the value of our total assets can be represented by securities of one or more TRSs, and no more than 25% of the value of our total assets can be represented by certain publicly offered REIT debt instruments.

If we fail to comply with these requirements at the end of any calendar quarter, we must correct such failure within 30 days after the end of the calendar quarter to avoid losing our REIT status and suffering adverse tax consequences. As a result, we may be required to liquidate otherwise attractive investments.

Complying with REIT requirements may force us to borrow to make distributions to our stockholders.

As a REIT, we must distribute at least 90% of our annual REIT taxable income, excluding net capital gains, (subject to certain adjustments) to our stockholders. To the extent that we satisfy the distribution requirement, but distribute less than 100%

of our taxable income, we will be subject to federal corporate income tax on our undistributed taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay out to our stockholders in a calendar year is less than a minimum amount specified under federal tax laws.

From time to time, we may generate taxable income greater than our net income for financial reporting purposes or our taxable income may be greater than our cash flow available for distribution to our stockholders. If we do not have other funds available in these situations, we could be required to borrow funds, sell investments at disadvantageous prices, or find another alternative source of funds to make distributions sufficient to enable us to pay out enough of our taxable income to satisfy the distribution requirement and to avoid corporate income tax and the 4% excise tax in a particular year. These alternatives could increase our costs or reduce the value of our equity. To the extent that we make distributions in excess of our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), such distributions would generally be considered a return of capital for U.S. federal income tax purposes to the extent of the holder's adjusted tax basis in its shares. A return of capital is not taxable, but it has the effect of reducing the holder's adjusted tax basis in its investment. To the extent that distributions exceed the adjusted tax basis of a holder's shares, they will be treated as gain from the sale or exchange of such stock.

We may in the future choose to pay taxable dividends in our shares of our common stock instead of cash, in which case stockholders may be required to pay income taxes in excess of the cash dividends they receive.

We may distribute taxable dividends that are payable in cash and common stock at the election of each stockholder, subject to certain limitations, including that the cash portion be at least 20% of the total distribution.

If we make a taxable dividend payable in cash and common stock, taxable stockholders receiving such dividends will be required to include the full amount of the dividend as ordinary income to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. As a result, stockholders may be required to pay income taxes with respect to such dividends in excess of the cash dividends received. If a U.S. stockholder sells the shares of common stock that it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our common stock at the time of the sale. Furthermore, with respect to certain non-U.S. stockholders, we may be required to withhold U.S. federal income tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in shares of common stock. In addition, if we made a taxable dividend payable in cash and our common stock and a significant number of our stockholders determine to sell shares of our common stock in order to pay taxes owed on dividends, it may put downward pressure on the trading price of our common stock. We do not currently intend to pay taxable dividends of our common stock and cash, although we may choose to do so in the future.

The prohibited transactions tax may limit our ability to dispose of our properties.

A REIT's net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business. We may be subject to the prohibited transaction tax equal to 100% of net gain upon a disposition of real property. Although a safe harbor to the characterization of the sale of real property by a REIT as a prohibited transaction is available, we cannot assure you that we can comply with the safe harbor or that we will avoid owning property that may be characterized as held primarily for sale to customers in the ordinary course of business. Consequently, we may choose not to engage in certain sales of our properties or may conduct such sales through our TRS, which would be subject to federal and state income taxation.

The ability of our board of directors to revoke our REIT qualification without stockholder approval may cause adverse consequences to our stockholders.

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that it is no longer in our best interest to continue to qualify as a REIT. If we cease to qualify as a REIT, we would become subject to U.S. federal and state and local income taxes on our taxable income and would no longer be required to distribute most of our taxable income to our stockholders, which may have adverse consequences on the total stockholder return received by our stockholders.

We may be subject to adverse legislative or regulatory tax changes that could reduce the market price of our securities.

At any time, the U.S. federal income tax laws governing REITs or the administrative interpretations of those laws may be amended. We cannot predict when or if any new U.S. federal income tax law, regulation or administrative interpretation, or any amendment to any existing U.S. federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective and any such law, regulation, or interpretation may take effect retroactively. We and our stockholders could be adversely affected by any such change in the U.S. federal income tax laws, regulations or administrative interpretations. It is possible that future legislation would result in a REIT having fewer advantages, and it could become more advantageous for a company that invests in real estate to be treated, for U.S. federal income tax purposes, as a corporation.

If Braemar failed to qualify as a REIT for 2013, it would significantly affect our ability to maintain our REIT status.

For U.S. federal income tax purposes, we recorded a gain of approximately $145.7 million as a result of the spin-off of Braemar in November 2013. If Braemar qualified for taxation as a REIT for 2013, that gain was qualifying income for purposes of our 2013 REIT income tests. If, however, Braemar failed to qualify as a REIT for 2013, that gain would be non-qualifying income for purposes of the 75% gross income test. Although Braemar covenanted in the Separation and Distribution Agreement to use reasonable best efforts to qualify as a REIT in 2013, no assurance can be given that it so qualified. If Braemar failed to qualify, we would have failed our 2013 REIT income tests, which would either result in our loss of our REIT status for 2013 and the following four taxable years or result in a significant tax in 2013 that has not been accrued or paid and thereby would materially negatively impact our business, financial condition and potentially impair our ability to continue operating in the future.

Your investment in our securities has various federal, state, and local income tax risks that could affect the value of your investment.

We strongly urge you to consult your own tax advisor concerning the effects of federal, state, and local income tax law on an investment in our securities because of the complex nature of the tax rules applicable to REITs and their stockholders.

Our failure to qualify as a REIT would potentially give rise to a claim for damages from Braemar.

In connection with the spin-off of Braemar, which was completed in November 2013, we represented in the Separation and Distribution Agreement with Braemar that we have no knowledge of any fact or circumstance that would cause us to fail to qualify as a REIT. In the event of a breach of this representation, Braemar may be able to seek damages from us, which could have a significantly negative effect on our liquidity and results of operations.

Declines in the values of our investments may make it more difficult for us to maintain our qualification as a REIT or exemption from the Investment Company Act.

If the market value or income potential of real estate-related investments declines as a result of changes in interest rates or other factors, we may need to increase our real estate-related investments and income or liquidate our non-qualifying assets in order to maintain our REIT qualification or exemption from the Investment Company Act of 1940 (the "Investment Company Act"). If the decline in real estate asset values and/or income occurs quickly, this may be especially difficult to accomplish. This difficulty may be exacerbated by the illiquid nature of any non-qualifying assets that we may own. We may have to make investment decisions that we otherwise would not make absent the REIT and Investment Company Act considerations.

RISKS RELATED TO OUR CORPORATE STRUCTURE

Our charter, the partnership agreement of our operating partnership and Maryland law contain provisions that may delay or prevent a change of control transaction.

Our charter contains 9.8% ownership limits. For the purpose of preserving our REIT qualification, our charter prohibits direct or constructive ownership by any person of more than (i) 9.8% of the lesser of the total number or value (whichever is more restrictive) of the outstanding shares of our common stock or (ii) 9.8% of the total number or value (whichever is more restrictive) of the outstanding shares of any class or series of our preferred stock or any other stock of our company, unless our board of directors grants a waiver.

Our charter's constructive ownership rules are complex and may cause stock owned actually or constructively by a group of related individuals and/or entities to be deemed to be constructively owned by one individual or entity. As a result, the acquisition of less than 9.8% of any class or series of our stock by an individual or entity could nevertheless cause that individual or entity to own constructively in excess of 9.8% of a class or series of outstanding stock, and thus be subject to our charter's ownership limit. Any attempt to own or transfer shares of our stock in excess of the ownership limit without the consent of our board of directors will be void and could result in the shares being automatically transferred to a charitable trust.

Our board of directors may create and issue a class or series of common stock or preferred stock without stockholder approval.

Our charter authorizes our board of directors to issue common stock or preferred stock in one or more classes and to establish the preferences and rights of any class of common stock or preferred stock issued. These actions can be taken without obtaining stockholder approval. Our issuance of additional classes of common stock or preferred stock could substantially dilute the interests of the holders of our common stock. Such issuances could also have the effect of delaying or preventing someone from taking control of us, even if our stockholders' deemed a change of control to be in their best interests.

Certain provisions in the partnership agreement of our operating partnership may delay or prevent unsolicited acquisitions of us.

Provisions in the partnership agreement of our operating partnership may delay or make more difficult unsolicited acquisitions of us or changes in our control. These provisions could discourage third parties from making proposals involving an unsolicited acquisition of us or change of our control, although some stockholders might consider such proposals, if made, desirable. These provisions include, among others:

- redemption rights of qualifying parties;
- transfer restrictions on our common units;
- the ability of the general partner in some cases to amend the partnership agreement without the consent of the limited partners; and
- the right of the limited partners to consent to transfers of the general partnership interest and mergers under specified circumstances.

Because provisions contained in Maryland law and our charter may have an anti-takeover effect, investors may be prevented from receiving a "control premium" for their shares.

Provisions contained in our charter and the Maryland General Corporation Law (the "MGCL") may have effects that delay, defer, or prevent a takeover attempt, which may prevent stockholders from receiving a "control premium" for their shares. For example, these provisions may defer or prevent tender offers for our common stock or purchases of large blocks of our common stock, thereby limiting the opportunities for our stockholders to receive a premium for their common stock over then-prevailing market prices.

These provisions include the following:

- The ownership limit in our charter limits related investors, including, among other things, any voting group, from acquiring over 9.8% of our common stock or any class of our preferred stock without our permission.
- Our charter authorizes our board of directors to issue common stock or preferred stock in one or more classes and to establish the preferences and rights of any class of common stock or preferred stock issued. These actions can be taken without soliciting stockholder approval. Our common stock and preferred stock issuances could have the effect of delaying or preventing someone from taking control of us, even if a change in control were in our stockholders' best interests.

Maryland statutory law provides that an act of a director relating to or affecting an acquisition or a potential acquisition of control of a corporation may not be subject to a higher duty or greater scrutiny than is applied to any other act of a director or determination not to act. Hence, directors of a Maryland corporation by statute are not required to act in certain takeover situations under the same standards of care and are not subject to the same standards of review, as apply in Delaware and other corporate jurisdictions.

Certain other provisions of Maryland law, if they became applicable to us, could inhibit changes in control.

Certain provisions of the MGCL may have the effect of inhibiting a third party from making a proposal to acquire us under circumstances that otherwise could provide our stockholders with the opportunity to realize a premium over the then-prevailing market price of our common stock or a "control premium" for their shares or inhibit a transaction that might otherwise be viewed as being in the best interest of our stockholders. These provisions include:

- "business combination" provisions that, subject to limitations, prohibit certain business combinations between us and an "interested stockholder" (defined generally as any person who beneficially owns 10% or more of the voting power of our shares or an affiliate thereof) for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter impose special stockholder voting requirements on these business combinations, unless certain fair price requirements set forth in the MGCL are satisfied; and
- "control share" provisions that provide that "control shares" of our company (defined as outstanding shares which, when aggregated with other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of ownership or control of outstanding "control shares") have no voting rights except to the

extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

In addition, Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, notwithstanding any contrary provision in the charter or bylaws, to any or all of the following five provisions: a classified board; a two-thirds stockholder vote requirement for removal of a director; a requirement that the number of directors be fixed only by vote of the directors; a requirement that a vacancy on the board of directors be filled only by the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred; and a requirement that the holders of at least a majority of all votes entitled to be cast request a special meeting of stockholders.

Our charter opts out of the business combination/moratorium provisions and control share provisions of the MGCL and prevents us from making any elections under Subtitle 8 of the MGCL. Because these provisions are contained in our charter, they cannot be amended unless the board of directors recommends the amendment and the stockholders approve the amendment. Any such amendment would require the affirmative vote of two-thirds of the outstanding voting power of our common stock. Additionally, in connection with the transactions contemplated by the Credit Agreement, on January 15, 2021, the Company entered into an investor agreement (the "Investor Agreement") with Oaktree. Pursuant to the Investor Agreement, we are not permitted to elect to be subject to, or publicly recommend any charter amendment to our stockholders that would permit our board of directors to elect to be subject to, the business combination/moratorium provisions or control share provisions of Maryland law or any similar state anti-takeover law, except to the extent Oaktree and its affiliates are expressly exempted.

We depend on our operating partnership and its subsidiaries for cash flow and are effectively structurally subordinated in right of payment to the obligations of our operating partnership and its subsidiaries, which could adversely affect our ability to make distributions to our stockholders.

We have no business operations of our own. Our only significant asset is and will be the general and limited partnership interests of our operating partnership. We conduct, and intend to continue to conduct, all of our business operations through our operating partnership. Accordingly, our only source of cash to pay our obligations is distributions from our operating partnership and its subsidiaries of their net earnings and cash flows. We cannot assure our stockholders that our operating partnership or its subsidiaries will be able to, or be permitted to, make distributions to us that will enable us to make distributions to our stockholders from cash flows from operations. Each of our operating partnership's subsidiaries is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from such entities. Therefore, in the event of our bankruptcy, liquidation or reorganization, our assets and those of our operating partnership and its subsidiaries will be able to satisfy the claims of our stockholders only after all of our and our operating partnership and its subsidiaries liabilities and obligations have been paid in full.

Offerings of debt securities, which would be senior to our common stock and any preferred stock upon liquidation, or equity securities, which would dilute our existing stockholders' holdings and could be senior to our common stock for the purposes of dividend distributions, may adversely affect the market price of our common stock and any preferred stock.

We may attempt to increase our capital resources by making additional offerings of debt or equity securities, including commercial paper, medium-term notes, senior or subordinated notes, convertible securities, and classes of preferred stock or common stock or classes of preferred units. Upon liquidation, holders of our debt securities or preferred units and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of shares of preferred stock or common stock. Furthermore, holders of our debt securities and preferred stock or preferred units and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common or preferred stock or both. Our preferred stock or preferred units could have a preference on liquidating distributions or a preference on dividend payments that could limit our ability to make a dividend distribution to the holders of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, or nature of our future offerings. Thus, our stockholders bear the risk of our future offerings reducing the market price of our securities and diluting their securities holdings in us.

Securities eligible for future sale may have adverse effects on the market price of our securities.

We cannot predict the effect, if any, of future sales of securities, or the availability of securities for future sales, on the market price of our outstanding securities. Sales of substantial amounts of common stock, or the perception that these sales could occur, may adversely affect prevailing market prices for our securities.

We also may issue from time to time additional shares of our securities or units of our operating partnership in connection with the acquisition of properties and we may grant additional demand or piggyback registration rights in connection with these issuances. Sales of substantial amounts of our securities or the perception that such sales could occur may adversely affect the prevailing market price for our securities or may impair our ability to raise capital through a sale of additional debt or equity securities.

An increase in market interest rates may have an adverse effect on the market price of our securities.

A factor investors may consider in deciding whether to buy or sell our securities is our dividend rate as a percentage of our share or unit price relative to market interest rates. If market interest rates increase, prospective investors may desire a higher dividend or interest rate on our securities or seek securities paying higher dividends or interest. The market price of our securities is likely based on the earnings and return that we derive from our investments, income with respect to our properties, and our related distributions to stockholders and not necessarily from the market value or underlying appraised value of the properties or investments themselves. As a result, interest rate fluctuations and capital market conditions can affect the market price of our securities. For instance, if interest rates rise without an increase in our dividend rate, the market price of our common or preferred stock could decrease because potential investors may require a higher dividend yield on our common or preferred stock as market rates on interest-bearing securities, such as bonds, rise. In addition, rising interest rates would result in increased interest expense on our variable-rate debt, thereby adversely affecting cash flow and our ability to service our indebtedness and pay dividends.

Our board of directors can take many actions without stockholder approval.

Our board of directors has overall authority to oversee our operations and determine our major corporate policies. This authority includes significant flexibility. For example, our board of directors can do the following:

- amend or revise at any time our dividend policy with respect to our common stock or preferred stock (including by eliminating, failing to declare, or significantly reducing dividends on these securities);
- terminate our advisor under certain conditions pursuant to the advisory agreement, subject to the payment of a termination fee;
- amend or revise at any time and from time to time our investment, financing, borrowing and dividend policies and our policies with respect to all other activities, including growth, debt, capitalization and operations, subject to the limitations and restrictions provided in our advisory agreement and mutual exclusivity agreement;
- amend our policies with respect to conflicts of interest provided that such changes are consistent with applicable legal requirements;
- subject to the terms of our charter, prevent the ownership, transfer and/or accumulation of shares in order to protect our status as a REIT or for any other reason deemed to be in the best interests of us and our stockholders;
- issue additional shares without obtaining stockholder approval, which could dilute the ownership of our then-current stockholders;
- subject to the terms of any outstanding classes or series of preferred stock, classify or reclassify any unissued shares of our common stock or preferred stock and set the preferences, rights and other terms of such classified or reclassified shares, without obtaining stockholder approval;
- employ and compensate affiliates (subject to disinterested director approval);
- direct our resources toward investments that do not ultimately appreciate over time; and
- determine that it is not in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

Any of these actions could increase our operating expenses, impact our ability to make distributions or reduce the value of our assets without giving stockholders the right to vote.

The ability of our board of directors to change our major policies without the consent of stockholders may not be in our stockholders' interest.

Our board of directors determines our major policies, including policies and guidelines relating to our acquisitions, leverage, financing, growth, operations and distributions to stockholders. Our board of directors may amend or revise these and other policies and guidelines from time to time without the vote or consent of our stockholders, subject to certain limitations and restrictions provided in our advisory agreement. Accordingly, our stockholders will have limited control over changes in our policies and those changes could adversely affect our financial condition, results of operations, the market price of our stock and our ability to make distributions to our stockholders.

Our rights and the rights of our stockholders to take action against our directors and officers are limited.

Maryland law provides that a director or officer has no liability in that capacity if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. In addition, our charter eliminates our directors' and officers' liability to us and our stockholders for money damages except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty established by a final judgment to have been material to the cause of action. Our charter requires us to indemnify our directors and officers and to advance expenses prior to the final disposition of a proceeding to the maximum extent permitted by Maryland law for liability actually incurred in connection with any proceeding to which they may be made, or threatened to be made, a party, except to the extent that the act or omission of the director or officer was material to the matter giving rise to the proceeding and was either committed in bad faith or was the result of active and deliberate dishonesty, the director or officer actually received an improper personal benefit in money, property or services, or, in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist under common law. In addition, we are generally obligated to fund the defense costs incurred by our directors and officers.

Future issuances of securities, including our common stock and preferred stock, could reduce existing investors' relative voting power and percentage of ownership and may dilute our share value.

Our charter authorizes the issuance of up to 400,000,000 shares of common stock and 50,000,000 shares of preferred stock. As of March 12, 2024, we had 39,625,211 shares of our common stock issued and outstanding, 1,159,927 shares of our Series D Cumulative Preferred Stock, 1,114,344 shares of our Series F Cumulative Preferred Stock, 1,531,996 shares of our Series G Cumulative Preferred Stock, 1,099,325 shares of our Series H Cumulative Preferred Stock, and 1,148,923 shares of our Series I Cumulative Preferred Stock, 4,084,397 shares of our Series J Redeemable Preferred stock and 240,353 shares of our Series K Redeemable Preferred Stock. Accordingly, we may issue up to an additional 360,374,789 shares of common stock and 39,620,735 shares of preferred stock.

Future issuances of common stock or preferred stock could decrease the relative voting power of our common stock or preferred stock and may cause substantial dilution in the ownership percentage of our then-existing holders of common or preferred stock. Future issuances may have the effect of reducing investors' relative voting power and/or diluting the net tangible book value of the shares held by our stockholders, and might have an adverse effect on any trading market for our securities. Our board of directors may designate the rights, terms and preferences of our authorized but unissued common shares or preferred shares at its discretion, including conversion and voting preferences without stockholder approval.

The plan to pay off our strategic financing is subject to various risks and uncertainties and may not be completed on the terms or timeline currently contemplated, if at all.

We recently provided an update on a plan to pay off our strategic financing which has a final maturity date in January 2026. The plan includes raising sufficient capital through a combination of asset sales, mortgage debt refinancings, and non-traded preferred capital raising; however, there can be no assurance of the terms, timing or structure of any future transaction involving such assets, whether we will be able to identify buyers for the assets on favorable terms or at all, or whether any such transaction will take place at all. In addition, any such transaction is subject to risks and uncertainties, including unanticipated developments, regulatory approvals or clearances and uncertainty in the financial markets, that could delay or prevent the completion of any such transaction.

The plan to pay off our strategic financing may not achieve some or all of the anticipated benefits.

Executing the proposed plan to pay off our strategic financing will continue to require us to incur costs and will require the time and attention of our senior management and key employees, which could distract them from operating our business, disrupt operations and result in the loss of business opportunities, each of which could adversely affect our business, financial condition and results of operations. Even if the proposed plan is completed, we may not realize some or all of the anticipated benefits from the sale, and the sale may in fact adversely affect our business

Item 1B.   ***Unresolved Staff Comments***

None.

Item 1C. *Cybersecurity*

Risk Management and Strategy. The Company's information security program consists of various processes designed to ensure that the Company and its electronic assets are shielded from cyber events that may compromise the Company's ability to successfully execute its business on a day-to-day basis. These processes cover areas such as, but not limited to, risk management, access control, anti-virus management, sensitive data management, electronic communication, risk/security reporting, incident response planning and business continuation planning. The information technology department ("IT Department"), which includes the cybersecurity department ("IT Security Department"), is responsible for implementing such processes and coordinating with the Human Resources Department to align training and onboarding efforts with such processes. The IT Security Department carries out risk management primarily by outsourcing risks to those companies and agencies that specialize in handling such risks and that have the appropriate resources to do so. Additionally, the IT Department assesses and improves the Company's cybersecurity risk management processes on an annual basis by: (i) engaging its cyber insurance broker, AON, plc, to complete a benchmarking evaluation to compare the Company's cybersecurity posture against peers and (ii) engaging cyber risk readiness and response company, Netdiligence®, to conduct vulnerability and penetration testing, which produces a report that specifies any possible risk area and devices. Such report is presented to the IT Department for analysis and for the purpose of developing subsequent action plans to remediate any vulnerabilities. As of the date of this report, we are not aware of any material risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect the Company, including our business strategy, results of operations, or financial conditions, except as otherwise noted.

Governance. Management is ultimately responsible for assessing and managing the Company's cybersecurity risk. The information security program is overseen by the Chief Financial Officer, Vice President of IT, and the Information Security Manager. The Information Security Manager provides a weekly report to the Vice President of IT, which contains an overview of the activity in the department, any United States Computer Emergency Readiness Team alerts processed and all findings from the preventative maintenance tools. The Vice President of IT provides such report to the Chief Financial Officer on a quarterly basis. The Audit Committee of the Board is then briefed each quarter on the occurrence of any cybersecurity incidents. The Board will also be provided an overview of the information security program on an annual basis, including updates on the IT team, IT training, implementation of IT controls, cybersecurity testing, the incident response process and the cybersecurity assets of the Company.

Item 2. *Properties*

OFFICES. We lease our headquarters located at 14185 Dallas Parkway, Suite 1200, Dallas, Texas 75254.

HOTEL PROPERTIES. As of December 31, 2023, our portfolio consisted of 90 hotel properties, four Stirling OP hotel properties and one hotel property under development that were included in our consolidated operations. Currently, all of our hotel properties are located in the United States. The following table presents certain information related to our hotel properties:

Hotel Property	Location	Service Type	Total Rooms	% Owned	Owned Rooms	Year Ended December 31, 2023 Occupancy	ADR	RevPAR
Fee Simple Properties								
Embassy Suites	Austin, TX	Full service	150	100	150	72.60 %	$ 162.03	$ 117.66
Embassy Suites	Dallas, TX	Full service	150	100	150	66.30 %	$ 137.94	$ 91.49
Embassy Suites	Herndon, VA	Full service	150	100	150	73.90 %	$ 171.17	$ 126.45
Embassy Suites	Las Vegas, NV	Full service	220	100	220	83.90 %	$ 169.31	$ 142.05
Embassy Suites	Houston, TX	Full service	150	100	150	68.10 %	$ 152.16	$ 103.60
Embassy Suites	West Palm Beach, FL	Full service	160	100	160	76.90 %	$ 188.13	$ 144.69
Embassy Suites	Philadelphia, PA	Full service	263	100	263	73.90 %	$ 163.71	$ 120.93
Embassy Suites	Arlington, VA	Full service	269	100	269	77.80 %	$ 216.80	$ 168.74
Embassy Suites	Portland, OR	Full service	276	100	276	56.90 %	$ 166.44	$ 94.71
Embassy Suites	Santa Clara, CA	Full service	258	100	258	59.80 %	$ 227.67	$ 136.21
Embassy Suites	Orlando, FL	Full service	174	100	174	86.90 %	$ 169.13	$ 146.97
Hilton Garden Inn	Jacksonville, FL	Select service	119	100	119	73.70 %	$ 139.91	$ 103.15
Hilton Garden Inn	Austin, TX	Select service	254	100	254	59.80 %	$ 214.69	$ 128.39
Hilton Garden Inn	Baltimore, MD	Select service	158	100	158	73.60 %	$ 124.66	$ 91.70
Hilton Garden Inn	Virginia Beach, VA	Select service	176	100	176	75.70 %	$ 163.04	$ 123.49
Hilton	Houston, TX	Full service	242	100	242	64.80 %	$ 133.34	$ 86.39
Hilton	St. Petersburg, FL	Full service	333	100	333	71.20 %	$ 198.33	$ 141.28
Hilton	Santa Fe, NM	Full service	158	100	158	77.30 %	$ 224.16	$ 173.31

Hotel Property	Location	Service Type	Total Rooms	% Owned	Owned Rooms	Occupancy	ADR	RevPAR
							Year Ended December 31, 2023	
Hilton	Bloomington, MN	Full service	300	100	300	57.10 %	$ 131.91	$ 75.25
Hilton	Costa Mesa, CA	Full service	486	100	486	79.80 %	$ 152.34	$ 121.61
Hilton	Boston, MA	Full service	390	100	390	90.90 %	$ 290.84	$ 264.27
Hilton	Parsippany, NJ	Full service	353	100	353	42.70 %	$ 167.58	$ 71.60
Hilton	Tampa, FL	Full service	238	100	238	81.20 %	$ 175.67	$ 142.73
Hilton	Alexandria, VA	Full service	252	100	252	65.10 %	$ 210.87	$ 137.27
Hilton	Santa Cruz, CA	Full service	178	100	178	76.90 %	$ 182.98	$ 140.67
Hilton	Ft. Worth, TX	Full service	294	100	294	67.20 %	$ 182.03	$ 122.33
Hampton Inn [7]	Buford, GA	Select service	92	100	92	86.46 %	$ 152.79	$ 132.10
Hampton Inn	Lawrenceville, GA	Select service	85	100	85	79.70 %	$ 120.19	$ 95.78
Hampton Inn	Evansville, IN	Select service	140	100	140	55.10 %	$ 125.96	$ 69.41
Hampton Inn	Parsippany, NJ	Select service	152	100	152	65.80 %	$ 139.06	$ 91.49
Marriott	Beverly Hills, CA	Full service	260	100	260	86.70 %	$ 267.52	$ 231.92
Marriott	Arlington, VA	Full service	703	100	703	75.30 %	$ 208.99	$ 157.40
Marriott	Dallas, TX	Full service	265	100	265	73.80 %	$ 145.33	$ 107.25
Marriott	Fremont, CA	Full service	357	100	357	67.90 %	$ 156.62	$ 106.29
Marriott	Memphis, TN	Full service	232	100	232	74.40 %	$ 165.76	$ 123.28
Marriott	Irving, TX	Full service	499	100	499	77.50 %	$ 162.11	$ 125.59
Marriott	Omaha, NE	Full service	300	100	300	56.40 %	$ 142.15	$ 80.21
Marriott	Sugarland, TX	Full service	300	100	300	81.90 %	$ 153.70	$ 125.84
SpringHill Suites by Marriott	Baltimore, MD	Select service	133	100	133	73.00 %	$ 108.03	$ 78.91
SpringHill Suites by Marriott	Kennesaw, GA	Select service	90	100	90	71.50 %	$ 135.96	$ 97.27
SpringHill Suites by Marriott	Manhattan Beach, CA	Select service	164	100	164	76.60 %	$ 142.07	$ 108.84
SpringHill Suites by Marriott	Plymouth Meeting, PA	Select service	199	100	199	47.20 %	$ 116.10	$ 54.83
SpringHill Suites by Marriott [7]	Buford, GA	Select service	97	100	97	70.19 %	$ 137.67	$ 96.56
Fairfield Inn by Marriott	Kennesaw, GA	Select service	86	100	86	65.10 %	$ 124.67	$ 81.10
Courtyard by Marriott	Bloomington, IN	Select service	117	100	117	69.60 %	$ 146.49	$ 102.01
Courtyard by Marriott - Tremont	Boston, MA	Select service	315	100	315	76.80 %	$ 273.59	$ 210.02
Courtyard by Marriott	Columbus, IN	Select service	90	100	90	39.70 %	$ 104.60	$ 41.56
Courtyard by Marriott	Denver, CO	Select service	202	100	202	88.00 %	$ 155.43	$ 136.71
Courtyard by Marriott	Manchester, CT	Select service	90	100	90	76.10 %	$ 147.34	$ 112.16
Courtyard by Marriott	Gaithersburg, MD	Select service	210	100	210	69.00 %	$ 168.43	$ 116.19
Courtyard by Marriott	Crystal City, VA	Select service	272	100	272	78.70 %	$ 176.75	$ 139.19
Courtyard by Marriott	Overland Park, KS	Select service	168	100	168	56.80 %	$ 134.03	$ 76.17
Courtyard by Marriott	Foothill Ranch, CA	Select service	156	100	156	76.80 %	$ 151.48	$ 116.41
Courtyard by Marriott	Alpharetta, GA	Select service	154	100	154	62.10 %	$ 125.41	$ 77.92
Courtyard by Marriott	Oakland, CA	Select service	156	100	156	74.40 %	$ 135.58	$ 100.81
Courtyard by Marriott	Scottsdale, AZ	Select service	180	100	180	72.30 %	$ 183.17	$ 132.40
Courtyard by Marriott	Plano, TX	Select service	153	100	153	51.60 %	$ 146.29	$ 75.43
Courtyard by Marriott	Newark, CA	Select service	181	100	181	71.70 %	$ 125.72	$ 90.17
Courtyard by Marriott	Basking Ridge, NJ	Select service	235	100	235	51.80 %	$ 160.00	$ 82.83
Marriott Residence Inn	Evansville, IN	Select service	78	100	78	80.20 %	$ 111.23	$ 89.18
Marriott Residence Inn	Orlando, FL	Select service	350	100	350	75.30 %	$ 143.89	$ 108.29
Marriott Residence Inn	Falls Church, VA	Select service	159	100	159	81.40 %	$ 161.83	$ 131.65
Marriott Residence Inn	San Diego, CA	Select service	150	100	150	82.60 %	$ 197.08	$ 162.84
Marriott Residence Inn	Salt Lake City, UT	Select service	144	100	144	54.70 %	$ 149.29	$ 81.61
Marriott Residence Inn	Las Vegas, NV	Select service	256	100	256	80.40 %	$ 175.13	$ 140.87
Marriott Residence Inn	Phoenix, AZ	Select service	200	100	200	67.70 %	$ 138.05	$ 93.52
Marriott Residence Inn	Plano, TX	Select service	126	100	126	58.70 %	$ 104.10	$ 61.06
Marriott Residence Inn	Newark, CA	Select service	168	100	168	79.50 %	$ 140.55	$ 111.73
Marriott Residence Inn [7]	Jacksonville, FL	Select service	120	100	120	71.66 %	$ 138.54	$ 99.27
Marriott Residence Inn [7]	Manchester, CT	Select service	96	100	96	79.84 %	$ 155.64	$ 124.26
TownePlace Suites by Marriott	Manhattan Beach, CA	Select service	143	100	143	78.00 %	$ 150.42	$ 117.26
One Ocean	Atlantic Beach, FL	Full service	193	100	193	67.30 %	$ 266.40	$ 179.30
Sheraton Hotel	Minneapolis, MN	Full service	220	100	220	53.20 %	$ 135.30	$ 72.03
Sheraton Hotel	Indianapolis, IN	Full service	378	100	378	56.40 %	$ 163.30	$ 92.05

Hotel Property	Location	Service Type	Total Rooms	% Owned	Owned Rooms	Year Ended December 31, 2023		
						Occupancy	ADR	RevPAR
Sheraton Hotel	Anchorage, AK	Full service	370	100	370	70.20 %	$ 188.57	$ 132.32
Sheraton Hotel	San Diego, CA	Full service	260	100	260	83.30 %	$ 159.38	$ 132.71
Hyatt Regency	Coral Gables, FL	Full service	254	100	254	73.20 %	$ 242.70	$ 177.64
Hyatt Regency	Hauppauge, NY	Full service	358	100	358	60.60 %	$ 163.48	$ 99.03
Hyatt Regency	Savannah, GA	Full service	351	100	351	91.40 %	$ 225.61	$ 206.11
Renaissance	Nashville, TN	Full service	674	100	674	83.10 %	$ 277.31	$ 230.33
Annapolis Historic Inn	Annapolis, MD	Full service	124	100	124	64.40 %	$ 190.95	$ 122.92
Lakeway Resort & Spa	Austin, TX	Full service	168	100	168	54.30 %	$ 246.52	$ 133.90
Silversmith	Chicago, IL	Full service	144	100	144	58.70 %	$ 194.88	$ 114.45
The Churchill	Washington, D.C.	Full service	173	100	173	66.70 %	$ 194.98	$ 130.04
The Melrose	Washington, D.C.	Full service	240	100	240	74.40 %	$ 200.33	$ 148.99
Le Pavillon [1]	New Orleans, LA	Full service	226	100	226	45.80 %	$ 157.69	$ 72.28
The Ashton	Ft. Worth, TX	Full service	39	100	39	61.10 %	$ 182.91	$ 111.84
Westin	Princeton, NJ	Full service	296	100	296	69.20 %	$ 181.29	$ 125.46
Hotel Indigo	Atlanta, GA	Full service	141	100	141	59.10 %	$ 164.20	$ 96.99
Ritz-Carlton	Atlanta, GA	Full service	444	100	444	66.20 %	$ 293.99	$ 194.61
La Posada de Santa Fe	Santa Fe, NM	Full service	157	100	157	77.90 %	$ 284.32	$ 221.44
Leasehold Properties								
La Concha Key West [2] [3]	Key West, FL	Full service	160	100	160	67.70 %	$ 352.12	$ 238.26
Renaissance [4]	Palm Springs, CA	Full service	410	100	410	70.40 %	$ 196.15	$ 138.13
Hilton [5]	Marietta, GA	Full service	200	100	200	66.60 %	$ 172.19	$ 114.72
Le Meridien [6]	Fort Worth, TX	Full service	188	33	61	N/A	N/A	N/A
Total			21,142		21,015	70.71 %	$ 184.53	$ 130.48

[1] The Company entered into a new franchise agreement with Marriott to convert the Le Pavillon in New Orleans, Louisiana to a Tribute Portfolio property. The agreement with Marriott calls for the hotel to be converted to a Tribute Portfolio property by December 31, 2024.

[2] The ground lease expires in 2084.

[3] The Company entered into a franchise agreement with Marriott to convert the La Concha Key West Hotel in Key West, Florida to an Autograph Collection property. The agreement with Marriott calls for the hotel to operate under Marriott White Label beginning on November 15, 2023 and to be converted to an Autograph property by April 1, 2025.

[4] The ground lease expires in 2083.

[5] The lease expires in 2054 and includes the lease of the land, hotel and conference center (including the building, improvements, furniture, fixtures and equipment).

[6] The lease expires in 2120 and includes the lease of the land and building. The property is under development.

[7] Property owned by Stirling OP, but consolidated by the Company.

Item 3. *Legal Proceedings*

On December 20, 2016, a class action lawsuit was filed against one of the Company's hotel management companies in the Superior Court of the State of California in and for the County of Contra Costa alleging violations of certain California employment laws, which class action affects nine hotels owned by subsidiaries of the Company. The court has entered an order granting class certification with respect to: (i) a statewide class of non-exempt employees of our manager who were allegedly deprived of rest breaks as a result of our manager's previous written policy requiring its employees to stay on premises during rest breaks; and (ii) a derivative class of non-exempt former employees of our manager who were not paid for allegedly missed breaks upon separation from employment. Notices to potential class members were sent out on February 2, 2021. Potential class members had until April 4, 2021 to opt out of the class; however, the total number of employees in the class has not been definitively determined and is the subject of continuing discovery. The opt out period has been extended until such time that discovery has concluded. In May 2023 the trial court requested additional briefing from the parties to determine whether the case should be maintained, dismissed, or the class de-certified. After submission of the briefs, the court requested that the parties submit stipulations for the court to rule upon. On February 13, 2024, the judge ordered the parties to submit additional briefing related to on-site breaks. While we believe it is reasonably possible that we may incur a loss associated with this litigation, because there remains uncertainty under California law with respect to a significant legal issue, discovery relating to class members continues, and the trial judge retains discretion to award lower penalties than set forth in the applicable California employment laws, we do not believe that any potential loss to the Company is reasonably estimable at this time. As of December 31, 2023, no amounts have been accrued.

We are also engaged in other legal proceedings that have arisen but have not been fully adjudicated. To the extent the claims giving rise to these legal proceedings are not covered by insurance, they relate to the following general types of claims: employment matters, tax matters and matters relating to compliance with applicable law (for example, the Americans with Disability Act and similar state laws). The likelihood of loss from these legal proceedings is based on the definitions within contingency accounting literature. We recognize a loss when we believe the loss is both probable and reasonably estimable. Based on the information available to us relating to these legal proceedings and/or our experience in similar legal proceedings, we do not believe the ultimate resolution of these proceedings, either individually or in the aggregate, will have a material adverse effect on our consolidated financial position, results of operations, or cash flow.

During the quarter ended September 30, 2023, we had a cyber incident that resulted in the potential exposure of certain employee personal information. We have completed an investigation and have identified certain employee information that may have been exposed, but we have not identified that any customer information was exposed. All systems have been restored. We believe that we maintain a sufficient level of insurance coverage related to such events, and the related incremental costs incurred to date are immaterial. In February of 2024, two class action lawsuits were filed related to the cyber incident. The suits are currently pending in the U.S. District Court for the Northern District of Texas. We intend to vigorously defend these matters and do not believe that any potential loss is reasonably estimable at this time. It is reasonably possible that the Company may incur additional costs related to the matter, but we are unable to predict with certainty the ultimate amount or range of potential loss.

Our assessment may change depending upon the development of any current or future legal proceedings, and the final results of such legal proceedings cannot be predicted with certainty. If we ultimately do not prevail in one or more of these legal matters, and the associated realized losses exceed our current estimates of the range of potential losses, our consolidated financial position, results of operations, or cash flows could be materially adversely affected in future periods.

ITEM 4. *Mine Safety Disclosures*

None.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

(a) Market Price of and Dividends on Registrant's Common Equity and Related Stockholder Matters

Market Price and Dividend Information

Our common stock is listed and traded on the New York Stock Exchange under the symbol "AHT." On March 12, 2024, there were 472 registered holders of record of our common stock.

For the year ended December 31, 2023 we did not declare or pay common stock dividends. On December 5, 2023, the board of directors approved our dividend policy for 2024, which continued the suspension of the Company's common stock dividend into 2024. The board of directors will continue to review our dividend policy and make future announcements with respect thereto. We may incur indebtedness to meet distribution requirements imposed on REITs under the Code to the extent that working capital and cash flow from our investments are insufficient to fund required distributions. To maintain our qualification as a REIT, we intend to make annual distributions to our stockholders of at least 90% of our REIT taxable income, excluding net capital gains (which does not necessarily equal net income as calculated in accordance with GAAP). Distributions will be authorized by our board of directors and declared by us based upon a variety of factors deemed relevant by our directors. Our ability to pay distributions to our stockholders will depend, in part, upon our receipt of distributions from our operating partnership. This, in turn, may depend upon receipt of lease payments with respect to our properties from indirect, wholly owned subsidiaries of our operating partnership and the management of our properties by our hotel managers and general business conditions.

Characterization of Distributions

For income tax purposes, distributions paid consist of ordinary income, capital gains, return of capital or a combination thereof. Distributions paid per share were characterized as follows for the following fiscal years:

	2023			2022			2021	
	Amount		%	Amount		%	Amount		%
Preferred Stock – Series D:									
Ordinary taxable dividend	$ —		— %	$ —		— %	$ —		— %
Capital gain distribution	—		— %	—		— %	—		— %
Return of capital	2.1125		100.0000 %	2.1125		100.0000 %	3.1686		100.0000 %
Total	$ 2.1125	(1)	100.0000 %	$ 2.1125	(1)	100.0000 %	$ 3.1686	(1)	100.0000 %
Preferred Stock – Series F:									
Ordinary taxable dividend	$ —		— %	$ —		— %	$ —		— %
Capital gain distribution	—		— %	—		— %	—		— %
Return of capital	1.8438		100.0000 %	1.8438		100.0000 %	2.7654		100.0000 %
Total	$ 1.8438	(1)	100.0000 %	$ 1.8438	(1)	100.0000 %	$ 2.7654	(1)	100.0000 %
Preferred Stock – Series G:									
Ordinary taxable dividend	$ —		— %	$ —		— %	$ —		— %
Capital gain distribution	—		— %	—		— %	—		— %
Return of capital	1.8438		100.0000 %	1.8438		100.0000 %	2.7654		100.0000 %
Total	$ 1.8438	(1)	100.0000 %	$ 1.8438	(1)	100.0000 %	$ 2.7654	(1)	100.0000 %
Preferred Stock – Series H:									
Ordinary taxable dividend	$ —		— %	$ —		— %	$ —		— %
Capital gain distribution	—		— %	—		— %	—		— %
Return of capital	1.8750		100.0000 %	1.8750		100.0000 %	2.8125		100.0000 %
Total	$ 1.8750	(1)	100.0000 %	$ 1.8750	(1)	100.0000 %	$ 2.8125	(1)	100.0000 %
Preferred Stock – Series I:									
Ordinary taxable dividend	$ —		— %	$ —		— %	$ —		— %
Capital gain distribution	—		— %	—		— %	—		— %
Return of capital	1.8750		100.0000 %	1.8750		100.0000 %	2.8125		100.0000 %
Total	$ 1.8750	(1)	100.0000 %	$ 1.8750	(1)	100.0000 %	$ 2.8125	(1)	100.0000 %
Preferred Stock – Series J:									
Ordinary taxable dividend	$ —		— %	$ —		— %	$ —		— %
Capital gain distribution	—		— %	—		— %	—		— %
Return of capital	1.9998		100.0000 %	0.1666		100.0000 %	—		— %
Total	$ 1.9998	(1) (4)	100.0000 %	$ 0.1666	(1) (5)	100.0000 %	$ —		— %
Preferred Stock – Series K[(2)]:									
Ordinary taxable dividend	$ —		— %	$ —		— %	$ —		— %
Capital gain distribution	—		— %	—		— %	—		— %
Return of capital	2.0540		100.0000 %	—		— %	—		— %
Total	$ 2.0540	(1) (4)	100.0000 %	$ —		— %	$ —		— %
Preferred Stock – Series K[(3)]:									
Ordinary taxable dividend	$ —		— %	$ —		— %	$ —		— %
Capital gain distribution	—		— %	—		— %	—		— %
Return of capital	1.8790		100.0000 %	—		— %	—		— %
Total	$ 1.8790	(1) (4)	100.0000 %	$ —		— %	$ —		— %

(1) The fourth quarter 2021 preferred distributions paid January 14, 2022 to stockholders of record as of December 31, 2021 are treated as 2022 distributions for tax purposes. The fourth quarter 2022 preferred distributions paid January 17, 2023 to stockholders of record as of December 30, 2022 are treated as 2023 distributions for tax purposes. The fourth quarter 2023 preferred distributions paid January 16, 2024 to stockholders of record as of December 29, 2023 are treated as 2024 distributions for tax purposes.

(2) Preferred Stock - Series K: (CUSIP #04410D867)

(3) Preferred Stock - Series K: (CUSIP #04410D792, 04410D727, 04410D651, and 04410D578)

(4) Distributions per share reflects the annual rate per share for distributions reportable in 2023.

(5) Distributions per share reflects the annual rate per share for distributions reportable in 2022.

Equity Compensation Plan Information

The following table sets forth certain information with respect to securities authorized and available for issuance under our equity compensation plans as of December 31, 2023:

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights [1]	Weighted-Average Exercise Price Of Outstanding Options, Warrants, And Rights	Number of Securities Remaining Available for Future Issuance	
Equity compensation plans approved by security holders	497,000	N/A	649,000	[2]
Equity compensation plans not approved by security holders	None	N/A	None	
Total	497,000	N/A	649,000	

---

[1] Consists of rights to acquire our common stock subject to the satisfaction of service and or performance vesting conditions (with the amount shown assuming the maximum level of performance under the 2022 and 2023 PSU awards). The number of shares subject to issuance under the PSUs (if any) will depend on the ultimate actual performance level, and the Company in its discretion may settle the 2022 and 2023 PSUs in cash rather than shares of common stock.

[2] As of December 31, 2023, there were approximately 649,000 shares of our common stock, or securities convertible into approximately 649,000 shares of our common stock that remained available for issuance under our 2021 Stock Incentive Plan.

Performance Graph

The following graph compares the percentage change in the cumulative total stockholder return on our common stock with the cumulative total return of the S&P 500 Stock Index and the FTSE NAREIT Lodging & Resorts Index for the period from December 31, 2018 through December 31, 2023, assuming an initial investment of $100 in stock on December 31, 2018 with reinvestment of dividends. The NAREIT Lodging Resorts Index is not a published index; however, we believe the companies included in this index provide a representative example of enterprises in the lodging resort line of business in which we engage. Stockholders who wish to request a list of companies in the FTSE NAREIT Lodging & Resorts Index may send written requests to Ashford Hospitality Trust, Inc., Attention: Stockholder Relations, 14185 Dallas Parkway, Suite 1200, Dallas, Texas 75254.

The stock price performance shown below on the graph is not necessarily indicative of future price performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN

Among Ashford Hospitality Trust, Inc., the S&P Index and the FTSE NAREIT Lodging & Resorts Index



Purchases of Equity Securities by the Issuer

The following table provides the information with respect to purchases of shares of our common stock during each of the months in the fourth quarter of 2023:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan [1]	Maximum Dollar Value of Shares That May Yet Be Purchased Under the Plan [1]
Common stock:				
October 1 to October 31	61	$ —	—	$ 200,000
November 1 to November 30	211	—	—	200,000
December 1 to December 31	26	—	—	200,000
Total	298	$ —	—	

[1] There is no cost associated with the forfeiture of 61, 211 and 26 restricted shares of our common stock in October, November and December, respectively.

Item 6. *Reserved*

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

This section of this Form 10-K generally discusses 2023 and 2022 items and year-to-year comparisons between 2023 and 2022. Discussions of 2022 items and year-to-year comparisons between 2022 and 2021 that are not included in this Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the Company's Annual Report on Form 10-K for the year ended December 31, 2022.

EXECUTIVE OVERVIEW

General

As of December 31, 2023, our portfolio consisted of 90 consolidated operating hotel properties which represents 20,549 total rooms. Additionally, our portfolio consists of four consolidated operating hotel properties, which represent 405 total rooms owned through a 99.4% ownership interest in Stirling OP, which was formed by Stirling Inc. to acquire and own a diverse portfolio of stabilized income-producing hotels and resorts. Currently, all of our hotel properties are located in the United States.

Based on our primary business objectives and forecasted operating conditions, our current key priorities and financial strategies include, among other things:

- preserving capital and maintaining significant cash and cash equivalents liquidity;

- disposition of non-core hotel properties;

- acquisition of hotel properties, in whole or in part, that we expect will be accretive to our portfolio;

- pursuing capital market activities and implementing strategies to enhance long-term stockholder value;

- accessing cost effective capital, including through the issuance of non-traded preferred securities;

- opportunistically exchanging preferred stock into common stock;

- implementing selective capital improvements designed to increase profitability and maintain the quality of our assets;

- implementing effective asset management strategies to minimize operating costs and increase revenues;

- financing or refinancing hotels on competitive terms;

- modifying or extending property-level indebtedness;

- utilizing hedges, derivatives and other strategies to mitigate risks;

- pursuing opportunistic value-add additions to our hotel portfolio; and

- making other investments or divestitures that our board of directors deems appropriate.

Our current investment strategy is to focus on owning predominantly full-service hotels in the upper upscale segment in domestic markets that have RevPAR generally less than twice the national average. We believe that as supply, demand, and capital market cycles change, we will be able to shift our investment strategy to take advantage of new lodging-related investment opportunities as they may develop. Our board of directors may change our investment strategy at any time without stockholder approval or notice. We will continue to seek ways to benefit from the cyclical nature of the hotel industry.

Recent Developments

The KEYS mortgage loans were entered into on June 13, 2018, each of which had a two-year initial term and five one-year extension options. In order to qualify for a one-year extension in June of 2023, each KEYS loan pool was required to achieve a certain debt yield test. On July 7, 2023, the Company elected not to make the required paydowns to extend its KEYS Pool A loan, KEYS Pool B loan and KEYS Pool F loan, thereby defaulting on such loans.

On November 29, 2023, the Company completed the deed in lieu of foreclosure transaction for the transfer of ownership of the KEYS F $215.1 million mortgage to the mortgage lender. Below is a summary of the hotel properties that secured the KEYS Pool F loan prior to transfer of ownership to the mortgage lender:

KEYS F Loan Pool

Embassy Suites Flagstaff – Flagstaff, AZ
Embassy Suites Walnut Creek – Walnut Creek, CA
Marriott Bridgewater – Bridgewater, NJ
Marriott Research Triangle Park – Durham, NC
W Atlanta Downtown – Atlanta, GA

The Company continues to work with the lender for the KEYS A and KEYS B loan pools on a consensual transfer of ownership of those hotels to the lender, and the Company anticipates that transfer will occur in the first half of 2024. The original lenders previously transferred the loans to a securitization trust. On March 1, 2024, the Company received notice that the hotel properties securing the KEYS A and KEYS B loan pools have been transferred to a court-appointed receiver. Below is a summary of the hotel properties securing the KEYS Pool A loan and Keys Pool B loan:

KEYS A Loan Pool

Courtyard Columbus Tipton Lakes – Columbus, IN
Courtyard Old Town – Scottsdale, AZ
Residence Inn Hughes Center – Las Vegas, NV
Residence Inn Phoenix Airport – Phoenix, AZ
Residence Inn San Jose Newark – Newark, CA
SpringHill Suites Manhattan Beach – Hawthorne, CA
SpringHill Suites Plymouth Meeting – Plymouth Meeting, PA

KEYS B Loan Pool

Courtyard Basking Ridge – Basking Ridge, NJ
Courtyard Newark Silicon Valley – Newark, CA
Courtyard Oakland Airport – Oakland, CA
Courtyard Plano Legacy Park – Plano, TX
Residence Inn Plano – Plano, TX
SpringHill Suites BWI Airport – Baltimore, MD
TownePlace Suites Manhattan Beach – Hawthorne, CA

On November 9, 2023, the Company sold the Sheraton Bucks County in Langhorne, Pennsylvania for $13.8 million in cash. The sale resulted in a gain of approximately $3.9 million for the year ended December 31, 2023.

On December 6, 2023 (the "Closing"), Ashford Hospitality Trust, Inc.'s subsidiaries, Ashford Hospitality Limited Partnership and Ashford TRS Corporation (together, the "Contribution Company"), entered into a Contribution Agreement (the "Contribution Agreement") with Stirling OP. Pursuant to the terms of the Contribution Agreement, the Contribution Company contributed its equity interests, and the associated debt and other obligations, in four hotel assets (Residence Inn Manchester, Hampton Inn Buford, SpringHill Suites Buford, and Residence Inn Jacksonville) (the "Initial Portfolio") to Stirling OP in exchange for 1,400,943 Class I units of Stirling OP. Pursuant to the Contribution Agreement, the Contribution Company entered into lock-up agreements with respect to its Class I units that restrict the assignment, sale, and transfer of the units for a period of one year following the Closing. In addition, the Contribution Company is prohibited from redeeming its Class I units for a period of three years following the Closing. At the end of the three-year period, the Class I units may be redeemed pursuant to the terms of the Amended and Restated Limited Partnership Agreement of Stirling OP and any Class I units converted to shares of Stirling Inc.'s Class I common stock may be repurchased by Stirling Inc. pursuant to the terms and conditions of its share repurchase plan. In addition, the Contribution Company has agreed not to withdraw as a participant in the distribution reinvestment plan of Stirling OP, and thereby will automatically reinvest any distributions paid on its Class I units into additional Class I units, through at least December 31, 2024. Ashford Trust began consolidating Stirling OP as of December 6, 2023. See note 4 to our consolidated financial statements.

On January 29, 2024, the Company, entered into an Agreement of Purchase and Sale, for the sale of Hilton Boston Back Bay Hotel for $171 million in cash. The sale of the Hilton Boston Back Bay hotel is expected to close in the first quarter of 2024.

On March 6, 2024, the Company completed the sale of the Residence Inn in Salt Lake City, Utah for approximately $19.2 million. As of December 31, 2023, the carrying value of the building and FF&E was approximately $11.9 million at December 31, 2023. The Company repaid approximately $19 million of principal on its mortgage loan partially secured by the hotel property.

On March 12, 2024, we entered into the Third Amended and Restated Advisory Agreement with Ashford LLC (the "Third Amended and Restated Advisory Agreement"). The Third Amended and Restated Advisory Agreement amends and restates the terms of the Second Amended and Restated Advisory Agreement, dated January 14, 2021, to, among other items: (i) require the Company pay the advisor the Portfolio Company Fee (as defined in the Third Amended and Restated Advisory Agreement) upon certain specified defaults under the Company's loan agreements resulting in the foreclosure of the Company's hotel properties, (ii) limit, for the period of time set forth therein, the incremental financial impact to no more than $2 million per year in additional payments to the advisor from the amendments to the master hotel management agreement with Remington

Hospitality and the master project management agreement with Premier, (iii) revise the criteria that would constitute a Company Change of Control, (iv) revise the definition of termination fee to provide for a minimum amount of such termination fee and (v) revise the criteria that would constitute a voting control event.

RESULTS OF OPERATIONS

Key Indicators of Operating Performance

We use a variety of operating and other information to evaluate the operating performance of our business. These key indicators include financial information that is prepared in accordance with GAAP as well as other financial measures that are non-GAAP measures. In addition, we use other information that may not be financial in nature, including statistical information and comparative data. We use this information to measure the operating performance of our individual hotels, groups of hotels and/or business as a whole. We also use these metrics to evaluate the hotels in our portfolio and potential acquisitions to determine each hotel's contribution to cash flow and its potential to provide attractive long-term total returns. These key indicators include:

- *Occupancy*—Occupancy means the total number of hotel rooms sold in a given period divided by the total number of rooms available. Occupancy measures the utilization of our hotels' available capacity. We use occupancy to measure demand at a specific hotel or group of hotels in a given period.

- *ADR*—ADR means average daily rate and is calculated by dividing total hotel rooms revenues by total number of rooms sold in a given period. ADR measures average room price attained by a hotel and ADR trends provide useful information concerning the pricing environment and the nature of the customer base of a hotel or group of hotels. We use ADR to assess the pricing levels that we are able to generate.

- *RevPAR*—RevPAR means revenue per available room and is calculated by multiplying ADR by the average daily occupancy. RevPAR is one of the commonly used measures within the hotel industry to evaluate hotel operations. RevPAR does not include revenues from food and beverage sales or parking, telephone or other non-rooms revenues generated by the property. Although RevPAR does not include these ancillary revenues, it is generally considered the leading indicator of core revenues for many hotels. We also use RevPAR to compare the results of our hotels between periods and to analyze results of our comparable hotels (comparable hotels represent hotels we have owned for the entire period). RevPAR improvements attributable to increases in occupancy are generally accompanied by increases in most categories of variable operating costs. RevPAR improvements attributable to increases in ADR are generally accompanied by increases in limited categories of operating costs, such as management fees and franchise fees.

RevPAR changes that are primarily driven by changes in occupancy have different implications for overall revenues and profitability than changes that are driven primarily by changes in ADR. For example, an increase in occupancy at a hotel would lead to additional variable operating costs (including housekeeping services, utilities and room supplies) and could also result in increased other operating department revenue and expense. Changes in ADR typically have a greater impact on operating margins and profitability as they do not have a substantial effect on variable operating costs.

Occupancy, ADR and RevPAR are commonly used measures within the lodging industry to evaluate operating performance. RevPAR is an important statistic for monitoring operating performance at the individual hotel level and across our entire business. We evaluate individual hotel RevPAR performance on an absolute basis with comparisons to budget and prior periods, as well as on a regional and company-wide basis. ADR and RevPAR include only rooms revenue. Rooms revenue is dictated by demand (as measured by occupancy), pricing (as measured by ADR) and our available supply of hotel rooms.

We also use funds from operations ("FFO"), Adjusted FFO, earnings before interest, taxes, depreciation and amortization for real estate ("EBITDAre") and Adjusted EBITDAre as measures of the operating performance of our business. See "Non-GAAP Financial Measures."

Principal Factors Affecting Our Results of Operations

The principal factors affecting our operating results include overall demand for hotel rooms compared to the supply of available hotel rooms, and the ability of our third-party management companies to increase or maintain revenues while controlling expenses.

Demand—The demand for lodging, including business travel, is directly correlated to the overall economy; as GDP increases, lodging demand typically increases. Historically, periods of declining demand are followed by extended periods of relatively strong demand, which typically occurs during the growth phase of the lodging cycle. Beginning in 2020, the COVID-19 pandemic had a direct impact on demand but we have seen demand recover beginning in 2022.

Supply—The development of new hotels is driven largely by construction costs, the availability of financing and expected performance of existing hotels. Short-term supply is also expected to be below long-term averages. While the industry is expected to have supply growth below historical averages, we may experience supply growth, in certain markets, in excess of national averages that may negatively impact performance. Beginning in 2020, the COVID-19 pandemic had a direct impact on supply. As the economy recovers from COVID-19, we have experienced supply growth in certain markets.

We expect that our ADR, occupancy and RevPAR performance will be impacted by macroeconomic factors such as national and local employment growth, personal income and corporate earnings, GDP, consumer confidence, office vacancy rates and business relocation decisions, airport and other business and leisure travel, new hotel construction, the pricing strategies of competitors and currency fluctuations. In addition, our ADR, occupancy and RevPAR performance are dependent on the continued success of the Marriott, Hilton and Hyatt brands.

Revenue—Substantially all of our revenue is derived from the operation of hotels. Specifically, our revenue is comprised of:

- Rooms revenue: Occupancy and ADR are the major drivers of rooms revenue. Rooms revenue accounts for the substantial majority of our total revenue.

- Food and beverage revenue: Occupancy and the type of customer staying at the hotel are the major drivers of food and beverage revenue (i.e., group business typically generates more food and beverage business through catering functions when compared to transient business, which may or may not utilize the hotel's food and beverage outlets or meeting and banquet facilities).

- Other hotel revenue: Occupancy and the nature of the property are the main drivers of other ancillary revenue, such as telecommunications, parking and leasing services.

Hotel Operating Expenses—The following presents the components of our hotel operating expenses:

- Rooms expense: These costs include housekeeping wages and payroll taxes, reservation systems, room supplies, laundry services and front desk costs. Like rooms revenue, occupancy is the major driver of rooms expense and, therefore, rooms expense has a significant correlation to rooms revenue. These costs can increase based on increases in salaries and wages, as well as the level of service and amenities that are provided.

- Food and beverage expense: These expenses primarily include food, beverage and labor costs. Occupancy and the type of customer staying at the hotel (i.e., catered functions generally are more profitable than restaurant, bar or other on-property food and beverage outlets) are the major drivers of food and beverage expense, which correlates closely with food and beverage revenue.

- Management fees: Base management fees are computed as a percentage of gross revenue. Incentive management fees generally are paid when operating profits exceed certain threshold levels.

- Other hotel expenses: These expenses include labor and other costs associated with the other operating department revenues, as well as labor and other costs associated with administrative departments, franchise fees, sales and marketing, repairs and maintenance and utility costs.

Most categories of variable operating expenses, including labor costs such as housekeeping, fluctuate with changes in occupancy. Increases in occupancy are accompanied by increases in most categories of variable operating expenses, while increases in ADR typically only result in increases in limited categories of operating costs and expenses, such as franchise fees, management fees and credit card processing fee expenses which are based on hotel revenues. Thus, changes in ADR have a more significant impact on operating margins than changes in occupancy.

The following table summarizes the changes in key line items from our consolidated statements of operations for the years ended December 31, 2023 and 2022 (in thousands):

	Year Ended December 31,			Favorable (Unfavorable) Change	
	2023	**2022**	**2021**	**2023 to 2022**	**2022 to 2021**
Total revenue	$1,367,533	$1,240,859	$ 805,411	$ 126,674	$ 435,448
Total hotel expenses	(925,437)	(835,993)	(576,806)	(89,444)	(259,187)
Property taxes, insurance and other	(70,226)	(67,338)	(67,904)	(2,888)	566
Depreciation and amortization	(187,807)	(201,797)	(218,851)	13,990	17,054
Advisory service fee	(48,927)	(49,897)	(52,313)	970	2,416
Corporate, general and administrative	(16,181)	(9,879)	(16,153)	(6,302)	6,274
Gain (loss) on consolidation of VIE and disposition of assets	11,488	300	1,449	11,188	(1,149)
Operating income (loss)	130,443	76,255	(125,167)	54,188	201,422
Equity in earnings (loss) of unconsolidated entities	(1,134)	(804)	(558)	(330)	(246)
Interest income	8,978	4,777	207	4,201	4,570
Other income (expense)	310	415	760	(105)	(345)
Interest expense and amortization of discounts and loan costs	(366,148)	(226,995)	(156,119)	(139,153)	(70,876)
Write-off of premiums, loan costs and exit fees	(3,469)	(3,536)	(10,612)	67	7,076
Gain (loss) on extinguishment of debt	53,386	—	11,896	53,386	(11,896)
Realized and unrealized gain (loss) on derivatives	(2,200)	15,166	14,493	(17,366)	673
Income tax benefit (expense)	(900)	(6,336)	(5,948)	5,436	(388)
Net income (loss)	(180,734)	(141,058)	(271,048)	(39,676)	129,990
(Income) loss from consolidated entities attributable to noncontrolling interests	6	—	73	6	(73)
Net (income) loss attributable to redeemable noncontrolling interests in operating partnership	2,239	1,233	3,970	1,006	(2,737)
Net income (loss) attributable to the Company	$ (178,489)	$ (139,825)	$ (267,005)	$ (38,664)	$ 127,180

Comparison of Year Ended December 31, 2023 with Year Ended December 31, 2022

All hotel properties owned during the years ended December 31, 2023 and 2022 have been included in our results of operations during the respective periods in which they were owned. Based on when a hotel property was acquired or disposed, operating results for certain hotel properties are not comparable for the years ended December 31, 2023 and 2022. The hotel properties listed below are not comparable hotel properties for the periods indicated and all other hotel properties are considered comparable hotel properties. The following transactions affect the reporting comparability of our consolidated financial statements:

Hotel Property	Location	Type	Date
Sheraton Ann Arbor [1]	Ann Arbor, MI	Disposition	September 1, 2022
Hilton Marietta [2]	Marietta, GA	Acquisition	December 16, 2022
WorldQuest Resort [1]	Orlando, FL	Disposition	August 1, 2023
Sheraton Bucks County [1]	Langhorne, PA	Disposition	November 9, 2023
Embassy Suites Flagstaff [1]	Flagstaff, AZ	Disposition	December 4, 2023
Embassy Suites Walnut Creek [1]	Walnut Creek, CA	Disposition	December 4, 2023
Marriott Bridgewater [1]	Bridgewater, NJ	Disposition	December 4, 2023
Marriott Research Triangle Park [1]	Durham, NC	Disposition	December 4, 2023
W Atlanta [1]	Atlanta, GA	Disposition	December 4, 2023

[1] Collectively referred to as "Hotel Dispositions"

[2] Referred to as "Hotel Acquisition"

We began the year with 100 hotel properties. We disposed of six properties and WorldQuest and contributed four properties to Stirling OP. However, as of December 31, 2023, we consolidate Stirling OP. Please see note 4 to our consolidated financial statements for additional information. As of December 31, 2023, our operating results consist of 90 consolidated comparable hotel properties and four consolidated Stirling OP hotel properties.

The following table illustrates the key performance indicators of the operating hotel properties included in our results of operations:

	Year Ended December 31,	
	2023	2022
RevPAR (revenue per available room)	$130.19	$118.89
Occupancy	70.65 %	67.56 %
ADR (average daily rate)	$184.47	$175.98

The following table illustrates the key performance indicators of the 90 comparable hotel properties that were included in our results of operations for the full years ended December 31, 2023 and 2022, respectively:

	Year Ended December 31,	
	2023	2022
RevPAR	$130.68	$119.49
Occupancy	70.57 %	67.32 %
ADR	$185.19	$177.50

Comparison of the Years ended December 31, 2023 and 2022

Net Income (Loss) Attributable to the Company. Net loss attributable to the Company increased $38.7 million from $139.8 million for the year ended December 31, 2022 ("2022") to $178.5 million for the year ended December 31, 2023 ("2023") as a result of the factors discussed below.

Revenue. Rooms revenue from our hotel properties increased $85.2 million, or 8.7%, to $1.1 billion in 2023 compared to 2022. This increase is attributable to higher rooms revenue of $84.7 million at our comparable hotel properties as our hotel properties recover from the effects of the COVID-19 pandemic and an increase of $8.2 million from our Hotel Acquisition partially offset by a decrease of $7.6 million from our Hotel Dispositions and $85,000 from the Stirling hotel properties. Our comparable hotel properties experienced an increase of 4.3% in room rates and an increase of 325 basis points in occupancy.

Food and beverage revenue increased $36.2 million, or 18.4%, to $232.8 million in 2023 compared to 2022. This increase is attributable to higher sales of food and beverage of $33.3 million at our comparable hotel properties and an increase of $3.2 million from our Hotel Acquisition partially offset by a decrease of $245,000 from our Hotel Dispositions.

Other hotel revenue, which consists mainly of Internet access, parking, and spa revenue, increased $5.4 million, or 8.1%, to $72.7 million in 2023 compared to 2022. This increase is attributable to higher other revenue of $6.1 million from our comparable hotel properties as our hotel properties recover from the effects of the COVID-19 pandemic, an increase of $356,000 from our Hotel Acquisition and $43,000 from the Stirling hotel properties, partially offset by a decrease of $1.1 million from our Hotel Dispositions. Other revenue decreased $83,000, or 2.9%, to $2.8 million in 2023 compared to 2022.

Hotel Operating Expenses. Hotel operating expenses increased $89.4 million, or 10.7%, to $925.4 million in 2023 compared to 2022. Hotel operating expenses consist of direct expenses from departments associated with revenue streams and indirect expenses associated with support departments and management fees. Direct expenses increased $41.4 million in 2023 compared to 2022, comprised of an increase of $40.0 million from our comparable hotel properties and an increase of $3.4 million from our Hotel Acquisition, partially offset by a decrease of $1.9 million from our Hotel Dispositions and $126,000 from the Stirling hotel properties. Direct expenses were 31.0% of total hotel revenue for 2023 and 30.8% for 2022. Indirect expenses and management fees increased $48.1 million in 2023 compared to 2022, comprised of an increase of $45.9 million from our comparable hotel properties and $4.7 million from our Hotel Acquisition partially offset by $2.4 million from our Hotel Dispositions and $101,000 from the Stirling hotel properties.

Property Taxes, Insurance and Other. Property taxes, insurance and other expense increased $2.9 million or 4.3%, to $70.2 million in 2023 compared to 2022, which was primarily due to an increase of $3.2 million from our comparable hotel properties, $55,000 from the Stirling hotel properties and $135,000 from our Hotel Acquisition partially offset by a decrease of $497,000 from our Hotel Dispositions.

Depreciation and Amortization. Depreciation and amortization decreased $14.0 million or 6.9%, to $187.8 million in 2023 compared to 2022, which consisted of lower depreciation of $9.7 million from our comparable hotel properties primarily related to fully depreciated assets, $246,000 from the Stirling hotel properties and $4.5 million from our Hotel Dispositions partially offset by an increase of $512,000 from our Hotel Acquisition.

Advisory Services Fee. Advisory services fee decreased $970,000, or 1.9%, to $48.9 million in 2023 compared to 2022. The advisory services fee represents fees incurred in connection with the advisory agreements between Ashford Inc. and the Company and between Ashford Inc. and Stirling OP. In 2023, the advisory services fee was comprised of a base advisory fee of $33.2 million, equity-based compensation of $3.3 million associated with equity grants of our common stock, PSUs, LTIP units and Performance LTIP units awarded to the officers and employees of Ashford Inc. and reimbursable expenses of $12.5 million. In 2022, the advisory services fee was comprised of a base advisory fee of $34.8 million, equity-based compensation of $5.2 million associated with equity grants of our common stock and LTIP units awarded to the officers and employees of Ashford Inc. and reimbursable expenses of $9.9 million.

Corporate, General and Administrative. Corporate, general and administrative expense increased $6.3 million, or 63.8%, to $16.2 million in 2023 compared to 2022. The increase was primarily attributable to higher reimbursed operating expenses of Ashford Securities of $5.6 million, $192,000 of public company expenses, $861,000 of start up and organizational costs related to the start-up of Stirling, Inc. partially offset by a decrease of $427,000 of legal and professional fees related to Ashford Trust.

Gain (Loss) on Consolidation of VIE and Disposition of Assets. Gain on consolidation of VIE and disposition of assets increased $11.2 million, from $300,000 in 2022 to $11.5 million in 2023. The gain in 2023 was primarily related to a $1.1 million gain for the consolidation of the VIE, which is represented by the difference between the fair value of the assets and liabilities recognized, the fair value of the non-controlling interest and the previous carrying value of the Company's investment in 815 Commerce MM and $10.4 million related to Hotel Dispositions. The gain in 2022 was primarily related to a gain related to the sale of six WorldQuest condominiums.

Equity in Earnings (Loss) of Unconsolidated Entities. Equity in loss of unconsolidated entities was $1.1 million in 2023, which consisted of equity in loss of $528,000 from OpenKey and $606,000 from an investment in an entity that owns the

Meritage Resort and Spa and the Grand Reserve at the Meritage in Napa, California and $804,000 in 2022, which consisted of our share of loss of $668,000 in OpenKey and $136,000 in the Meritage investment.

Interest Income. Interest income was $9.0 million and $4.8 million in 2023 and 2022, respectively. The increase in interest income in 2023 was primarily attributable to higher short-term interest rates on excess cash and the Company's cash management agreement with Ashford LLC.

Other Income (Expense). Other income decreased $105,000 from $415,000 in 2022 to $310,000 in 2023. In 2023 and 2022 we recorded miscellaneous income of $310,000 and $415,000, respectively.

Interest Expense and Amortization of Discounts and Loan Costs. Interest expense and amortization of discounts and loan costs increased $139.2 million, or 61.3%, to $366.1 million in 2023 compared to 2022. The increase was primarily due to a $110.3 million increase in interest expense at our comparable hotel properties primarily due to higher interest rates on our variable rate debt, lower credits to interest expense of $18.7 million related to the amortization credit of default interest and late charges recorded on mortgage loans previously in default, $6.0 million primarily attributable to the amortization of the Oaktree debt discount and higher interest expense in 2023 of $4.5 million from our Hotel Dispositions primarily attributable default interest and late charges. These increases were partially offset by a decrease of $283,000 from the Stirling hotel properties. The average SOFR rates in 2023 and 2022 were 4.91% and 1.58%, respectively. LIBOR ceased to be published after June 30, 2023. The average LIBOR rate for 2022 was 1.91%.

Write-off of Premiums, Loan Costs and Exit Fees. Write-off of premiums, loan costs and exit fees decreased $67,000 to $3.5 million in 2023 compared to 2022. In 2023, we incurred fees of $3.5 million related to loan refinances, modifications and exit fees. In 2022, we recognized Lismore fees of $768,000 related to the Lismore Agreement and fees of $2.0 million related to loan modifications and extensions. We wrote off unamortized loan costs of $265,000 and a pro-rata write-off of the Oaktree loan discount in the amount of $514,000 upon making a $4.0 million pay down on the Oaktree loan.

*Gain (loss) on extinguishment of deb*t. Gain on extinguishment of debt was $53.4 million in 2023 related to the deed in lieu of foreclosure transaction for the KEYS Pool F loan.

Realized and Unrealized Gain (Loss) on Derivatives. Realized and unrealized gain on derivatives changed $17.4 million from a gain of $15.2 million in 2022 to a loss of $2.2 million in 2023. In 2023, we recognized an unrealized loss of $44.0 million associated with interest rate caps and an unrealized loss of $9,000 from the revaluation of the embedded debt derivative in the Oaktree Agreement, partially offset by a realized gain of $41.8 million related to payments from counterparties on interest rate caps. In 2022, we recorded an unrealized gain of $4.2 million from the revaluation of the embedded debt derivative in the Oaktree Credit Agreement, an unrealized gain of $6.6 million from interest rate caps and a realized gain of $4.4 million related to payments from counterparties on interest rate caps.

Income Tax (Expense) Benefit. Income tax expense decreased $5.4 million, from $6.3 million in 2022 to $900,000 in 2023. This decrease was primarily due to a decrease in the profitability of our Ashford TRS entities in 2023 compared to 2022.

(Income) Loss from Consolidated Entities Attributable to Noncontrolling Interests. Our noncontrolling interest partners in consolidated entities were allocated a loss of $6,000 in 2023.

Net (Income) Loss Attributable to Redeemable Noncontrolling Interests in Operating Partnership. Noncontrolling interests in operating partnership were allocated net losses of $2.2 million and $1.2 million in 2023 and 2022, respectively. Redeemable noncontrolling interests represented ownership interests of 1.27% and 0.91% in the operating partnership at December 31, 2023 and 2022, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

As of December 31, 2023, the Company held cash and cash equivalents of $165.2 million and restricted cash of $146.3 million (including amounts held for sale), the vast majority of which is comprised of lender and manager-held reserves. As of December 31, 2023, $21.7 million was also due to the Company from third-party hotel managers, most of which is held by one of the Company's managers and is available to fund hotel operating costs. At December 31, 2023, our net debt to gross assets was 70.2%.

The Company's cash and cash equivalents are primarily comprised of corporate cash invested in short-term U.S. Treasury securities with maturity dates of less than 90 days and corporate cash held at commercial banks in Insured Cash Sweep ("ICS") accounts, which are fully insured by the FDIC. The Company's cash and cash equivalents also includes property-level operating cash deposited with commercial banks that have been designated as a Global Systemically Important Bank ("G-SIB") by the Financial Stability Board ("FSB") and a small amount deposited with other commercial banks.

Based on our current level of operations, our cash flow from operations, capital market activities, asset sales and our existing cash balances should be adequate to meet upcoming anticipated requirements for interest and principal payments on debt (excluding any potential final maturity payments and paydowns for extension tests), working capital, and capital expenditures for the next 12 months and dividends required to maintain our status as a REIT for U.S. federal income tax purposes. With respect to upcoming maturities, no assurances can be given that we will be able to refinance our upcoming maturities. Additionally, no assurances can be given that we will obtain additional financings or, if we do, what the amount and terms will be. Our failure to obtain future financing under favorable terms could adversely impact our ability to execute our business strategy or may result in lender foreclosure.

Our cash position from operations is affected primarily by macro industry movements in occupancy and rate as well as our ability to control costs. Further, interest rates can greatly affect the cost of our debt service as well as the value of any financial hedges we may put in place. We monitor industry fundamentals and interest rates very closely. Capital expenditures above our reserves will affect cash flow as well and are impacted by inflation.

Certain of our loan agreements contain cash trap provisions that may be triggered if the performance of our hotels declines below a threshold. When these provisions are triggered, substantially all of the profit generated by our hotels is deposited directly into lockbox accounts and then swept into cash management accounts for the benefit of our various lenders. During a cash trap, certain disbursements from these hotel operating cash receipts would require consent of our lenders. At December 31, 2023, 26 of our hotels were in cash traps and approximately $3.9 million of our restricted cash was subject to these cash traps. Our loans currently in cash traps may remain subject to cash trap provisions for a substantial period of time which could limit our flexibility and adversely affect our financial condition or our qualification as a REIT.

We have extension options relating to certain property-level loans that will permit us to extend the maturity date of our loans if certain conditions are satisfied at the respective extension dates, including the achievement of debt yield targets required in order to extend such loans. To the extent we decide to extend the maturity date of the debt outstanding under the loans, we may be required to prepay a significant amount of the loans in order to meet the required debt yield targets. There can be no assurances that we will be able to meet the conditions for extensions pursuant to the respective terms of such loans.

If we violate covenants in our debt agreements, we could be required to repay all or a portion of our indebtedness before maturity at a time when we might be unable to arrange financing for such repayment on attractive terms, if at all. The assets of certain of our subsidiaries are pledged under non-recourse indebtedness and are not available to satisfy the debts and other obligations of Ashford Trust or Ashford Trust OP, our operating partnership, and the liabilities of such subsidiaries do not constitute the obligations of Ashford Trust or Ashford Trust OP.

Mortgage and mezzanine loans are nonrecourse to the borrowers, except for customary exceptions or carve-outs that trigger recourse liability to the borrowers in certain limited instances. Recourse obligations typically include only the payment of costs and liabilities suffered by lenders as a result of the occurrence of certain bad acts on the part of the borrower. However, in certain cases, carve-outs could trigger recourse obligations on the part of the borrower with respect to repayment of all or a portion of the outstanding principal amount of the loans. We have entered into customary guaranty agreements pursuant to which we guaranty payment of any recourse liabilities of the borrowers that result from non-recourse carve-outs (which include, but are not limited to, fraud, misrepresentation, willful conduct resulting in waste, misappropriations of rents following an event of default, voluntary bankruptcy filings, unpermitted transfers of collateral, and certain environmental liabilities). In the opinion of management, none of these guaranty agreements, either individually or in the aggregate, are likely to have a material adverse effect on our business, results of operations, or financial condition.

We have entered into certain customary guaranty agreements pursuant to which we guaranty payment of any recourse liabilities of our subsidiaries or joint ventures that may result from non-recourse carve-outs, which include, but are not limited to, fraud, misrepresentation, willful misconduct resulting in waste, misappropriations of rents following an event of default, voluntary bankruptcy filings, unpermitted transfers of collateral, delinquency of trade payables and certain environmental liabilities. Certain of these guarantees represent a guaranty of material amounts, and if we are required to make payments under those guarantees, our liquidity could be adversely affected.

We are committed to an investment strategy where we will pursue hotel-related investments as suitable situations arise. Funds for future hotel-related investments are expected to be derived, in whole or in part, from cash on hand, future borrowings under a credit facility or other loans, or proceeds from additional issuances of common stock, preferred stock (including net proceeds from the sale of any shares of Series J Preferred Stock or Series K Preferred Stock), or other securities, asset sales, and joint ventures. However, we have no formal commitment or understanding to invest in additional assets, and there can be no assurance that we will successfully make additional investments. We may, when conditions are suitable, consider additional capital raising opportunities.

Our existing hotel properties are mostly located in developed areas with competing hotel properties. Future occupancy, ADR, and RevPAR of any individual hotel could be materially and adversely affected by an increase in the number or quality of competitive hotel properties, home sharing companies or apartment operators offering short-term rentals in its market area. Competition could also affect the quality and quantity of future investment opportunities.

Our estimated future obligations as of December 31, 2023 include both current and long-term obligations. With respect to our indebtedness, as discussed in note 7 to our consolidated financial statements, we have current obligations of $3.1 billion and long-term obligations of $316.3 million. As of December 31, 2023, we have $824.2 million of mortgage loans that have final maturities in 2024 (of which $180.7 million relates to KEYS Pool A and $174.4 million relates to KEYS Pool B). We hold extension options for the remaining mortgage loans due in the next twelve months. We have amortization payments of approximately $2.2 million due in the next twelve months.

As discussed in note 19 to our consolidated financial statements, under our operating and finance leases we have current obligations of $5.5 million and long-term obligations of $253.3 million. Additionally, we have short-term capital commitments of $59.7 million.

Debt Transactions

On February 9, 2023, the Company amended its JP Morgan Chase – 8 hotel mortgage loan, which had a current maturity in February 2023. As part of the amendment, the Company repaid $50.0 million in principal, exercised the 2023 loan extension and reduced the 2024 debt yield extension test from 9.25% to 8.50%.

On April 6, 2023, the Company extended its BAML Highland mortgage loan to April 2024. As part of the extension, the Company repaid $45.0 million in principal and the interest rate increased from LIBOR + 3.20% to LIBOR + 3.47%.

On May 19, 2023, we refinanced our $73.5 million mortgage, secured by the Hilton Alexandria and our $25.0 million mortgage, secured by the La Posada de Santa Fe. The new mortgage loan totals $98.5 million. The mortgage loan is interest only and provides for an interest rate of SOFR + 4.00%. The stated maturity is May 2026 with two one-year extension options, subject to the satisfaction of certain conditions. The mortgage loan is secured by the Hilton Alexandria and the La Posada de Santa Fe.

On June 9, 2023, the Company exercised a one-year extension option for its KEYS Pool C mortgage loan to extend the loan to June 2024. As part of the extension, the Company repaid approximately $62.4 million in principal.

On June 21, 2023, the Company and Ashford Hospitality Limited Partnership, an indirect subsidiary of the Company, entered into Amendment No. 2 with the Lenders and Oaktree Fund Administration, LLC. Amendment No. 2, subject to the conditions set forth therein, provides that, among other things:

(i)   the DDTL Commitment Expiration Date will be July 7, 2023, or such earlier date that the Borrower makes an Initial DDTL draw to be used by the Borrower to prepay certain mortgage indebtedness;

(ii) notwithstanding the occurrence of the DDTL Commitment Expiration Date, up to $100,000,000 of Initial DDTLs will be made available by the Lenders for a period of twelve (12) months ending July 7, 2024, subject to the Borrower paying an unused fee of 9% per annum on the undrawn amount;

(iii) Ashford Trust and the Borrower will be permitted to make certain Restricted Payments, including without limitation dividends on Ashford Trust's preferred stock, without having to maintain Unrestricted Cash in an amount not less than the sum of (x) $100,000,000 plus (y) the aggregate principal amount of DDTLs advanced prior to the date thereof or contemporaneously therewith;

(iv) a default on certain pool mortgage loans will not be counted against the $400,000,000 Mortgage Debt Threshold Amount;

(v)   for purposes of the Mortgage Debt Threshold Amount, a certain mortgage loan, with a current aggregate principal amount of $415,000,000, will be deemed to have a principal amount of $400,000,000; and

(vi) when payable by the Borrower under the Credit Agreement, at least 50% of the Exit Fee shall be paid as a Cash Exit Fee.

Effective June 30, 2023, LIBOR is no longer published. Accordingly, all variable interest rate mortgage loans held by the Company that use the LIBOR index transitioned to SOFR beginning on July 1, 2023. Not all lenders will execute loan amendment documents and instead will defer to original loan documents that dictate changes in index rates.

The KEYS mortgage loans were entered into on June 13, 2018, each of which had a two-year initial term and five one-year extension options. In order to qualify for a one-year extension in June of 2023, each KEYS loan pool was required to achieve a certain debt yield test. The Company extended its KEYS Pool C loan with a paydown of approximately $62.4 million, its KEYS Pool D loan with a paydown of approximately $25.6 million, and its KEYS Pool E loan with a paydown of approximately $41.0 million. On June 9, 2023 the Company received a 30-day extension to satisfy the extension conditions in order to negotiate modifications to the respective extension tests. On July 7, 2023, the Company elected not to make the required paydowns to extend its KEYS Pool A loan, KEYS Pool B loan and KEYS Pool F loan, thereby defaulting on such loans.

On November 29, 2023, The Company completed the deed in lieu of foreclosure transaction for the transfer of ownership of the KEYS F $215.1 million mortgage to the mortgage lender. Below is a summary of the hotel properties that secured the KEYS Pool F loan prior to transfer of ownership to the mortgage lender:

KEYS F Loan Pool

Embassy Suites Flagstaff – Flagstaff, AZ
Embassy Suites Walnut Creek – Walnut Creek, CA
Marriott Bridgewater – Bridgewater, NJ
Marriott Research Triangle Park – Durham, NC
W Atlanta Downtown – Atlanta, GA

The Company continues to work with the lender for the KEYS A and KEYS B loan pools on a consensual transfer of ownership of those hotels to the lender, and the Company anticipates that transfer could occur in the first half of 2024. The original lenders previously transferred the loans to a securitization trust. On March 1, 2024, the Company received notice that the hotel properties securing the KEYS A and KEYS B loan pools have been transferred to a court-appointed receiver. Below is a summary of the hotel properties securing the KEYS Pool A loan and KEYS Pool B loan:

KEYS A Loan Pool

Courtyard Columbus Tipton Lakes – Columbus, IN
Courtyard Old Town – Scottsdale, AZ
Residence Inn Hughes Center – Las Vegas, NV
Residence Inn Phoenix Airport – Phoenix, AZ
Residence Inn San Jose Newark – Newark, CA
SpringHill Suites Manhattan Beach – Hawthorne, CA
SpringHill Suites Plymouth Meeting – Plymouth Meeting, PA

KEYS B Loan Pool

Courtyard Basking Ridge – Basking Ridge, NJ
Courtyard Newark Silicon Valley – Newark, CA
Courtyard Oakland Airport – Oakland, CA
Courtyard Plano Legacy Park – Plano, TX
Residence Inn Plano – Plano, TX
SpringHill Suites BWI Airport – Baltimore, MD
TownePlace Suites Manhattan Beach – Hawthorne, CA

On November 16, 2023, we refinanced the $6.2 million loan secured by the Residence Inn Manchester, $9.1 million loan secured by the Residence Inn Jacksonville, and $21.9 million mortgage loan secured by the Hampton Inn Buford and the SpringHill Suites Buford. The new mortgage loan totaled $30.2 million and has a five-year term. The mortgage loan is interest only and provides for an interest rate of 8.506%. The new mortgage loan is secured by four hotels: Residence Inn Manchester, Residence Inn Jacksonville, Hampton Inn Buford and SpringHill Suites Buford.

On December 6, 2023, Stirling Inc., through Stirling OP, acquired the Residence Inn Manchester, Hampton Inn Buford, SpringHill Suites Buford, and Residence Inn Jacksonville and assumed the $30.2 million mortgage loan secured by the four hotel assets from Ashford Hospitality Limited Partnership and Ashford TRS Corporation. Ashford Trust began consolidating Stirling OP as of December 6, 2023.

On March 6, 2024, the Company completed the sale of the Residence Inn in Salt Lake City, Utah for approximately $19.2 million. The Company repaid approximately $19 million of principal on its mortgage loan partially secured by the hotel property.

Equity Transactions

On September 9, 2021, the Company and M3A LP ("M3A") entered into a purchase agreement (the "M3A Purchase Agreement"), which provides that subject to the terms and conditions set forth therein, the Company may sell to M3A up to approximately 6.0 million shares of common stock, from time to time during the term of the M3A Purchase Agreement. The Company filed a Form S-3, which was declared effective by the SEC on April 1, 2022, to replace the previous Form S-11 and to register for resale any future resales by M3A under the M3A Purchase Agreement. As of March 12, 2024, the Company has issued approximately 900,000 shares of common stock for gross proceeds of approximately $12.9 million under the M3A Purchase Agreement.

On March 4, 2022, the Company filed an initial registration statement on Form S-3 with the SEC, as amended on April 29, 2022, related to the Company's non-traded Series J Preferred Stock and Series K Preferred Stock. The registration statement was declared effective by the SEC on May 4, 2022, and contemplates the offering of up to (i) 20.0 million shares of Series J Preferred Stock or Series K Preferred Stock in a primary offering and (ii) 8.0 million shares of Series J Preferred Stock or Series K Preferred Stock pursuant to a dividend reinvestment plan. On May 5, 2022, we filed our prospectus for the offering with the SEC. Ashford Securities, a subsidiary of Ashford Inc., serves as the dealer manager for the offering. As of March 12, 2024, the Company has issued approximately 4.1 million shares of Series J Preferred Stock and received net proceeds of approximately $91.3 million and approximately 240,000 shares of Series K Preferred Stock and received net proceeds of approximately $5.8 million.

On April 6, 2022, the board of directors approved a stock repurchase program (the "Repurchase Program") pursuant to which the board of directors granted a repurchase authorization to acquire shares of the Company's common stock and preferred stock having an aggregate value of up to $200 million. The board of directors' authorization replaced the 2017 Repurchase Program that the board of directors authorized in December 2017. No shares have been repurchased under the Repurchase Program. The ability to make repurchases under the Repurchase Program is subject to the same financial factors that must be taken into account in declaring a dividend as discussed herein under "Distribution Policy."

On April 11, 2022, the Company entered into the Virtu Equity Distribution Agreement with Virtu, to sell from time to time shares of the Company's common stock having an aggregate offering price of up to $100 million. We will pay Virtu a commission of approximately 1% of the gross sales price of the shares of our common stock sold. The Company may also sell some or all of the shares of our common stock to Virtu as principal for its own account at a price agreed upon at the time of sale. As of March 12, 2024, the Company has issued approximately 1.8 million shares of common stock for gross proceeds of approximately $3.2 million under the Virtu Equity Distribution Agreement.

Sources and Uses of Cash

Our principal sources of funds to meet our cash requirements include cash on hand, cash flow from operations, capital market activities, property refinancing proceeds and asset sales. Additionally, our principal uses of funds are expected to include possible operating shortfalls, owner-funded capital expenditures, dividends, new investments, and debt interest and principal payments. Items that impacted our cash flow and liquidity during the periods indicated are summarized as follows:

Net Cash Flows Provided by (Used in) Operating Activities. Net cash flows provided by operating activities, pursuant to our consolidated statements of cash flows, which includes changes in balance sheet items, were $14.4 million and $39.2 million for the years ended December 31, 2023 and 2022, respectively. Cash flows provided by operations were impacted by changes in hotel operations, our hotel dispositions in 2022 and 2023, our hotel acquisition in 2022 as well as the timing of collecting receivables from hotel guests, paying vendors, settling with derivative counterparties, settling with related parties and settling with hotel managers.

Net Cash Flows Provided by (Used in) Investing Activities. For the year ended December 31, 2023, net cash flows used in investing activities were $89.8 million. Cash outflows consisted of $137.4 million for capital improvements made to various hotel properties, $599,000 of payments for franchise fees and $6.9 million from the issuance of a note receivable, partially offset by cash inflows of $18.2 million related to restricted cash received from initial consolidation of VIE, $29.2 million of net proceeds from the disposition of assets and hotel properties, $2.5 million from property insurance proceeds and $5.3 million of proceeds from the payment of a note receivable.

For the year ended December 31, 2022, net cash flows used in investing activities were $70.3 million. Cash outflows primarily consisted of $103.8 million for capital improvements made to various hotel properties, $9.1 million investment in unconsolidated entities. Cash outflows were partially offset by cash inflows of $35.0 million from proceeds received from the sale of Sheraton Ann Arbor and six WorldQuest condominium units, $1.6 million of proceeds from property insurance and $4.0 million of proceeds from notes receivable.

Net Cash Flows Provided by (Used in) Financing Activities. For the year ended December 31, 2023, net cash flows used in financing activities were $172.1 million. Cash outflows primarily consisted of $396.9 million for repayments of indebtedness, $13.2 million for payments of loan costs and exit fees, $14.9 million of payments for preferred dividends and $28.3 million of payments for derivatives, partially offset by cash inflows of $134.8 million from borrowings on indebtedness, $79.6 million of net proceeds from preferred stock offerings, $1.0 million of net proceeds from common stock offerings, $6.9 million of contributions from noncontrolling interest in consolidating entities and $59.4 million from counterparty payments primarily comprised of $41.8 million from in-the-money interest rate caps and $17.7 million from sales of interest rate caps.

For the year ended December 31, 2022, net cash flows used in financing activities were $101.5 million. Cash outflows primarily consisted of $50.9 million for repayments of indebtedness, $3.1 million for payments of loan costs and exit fees, $12.4 million of payments for preferred dividends, $316,000 of purchases of common stock and $40.1 million of payments for derivatives, partially offset by $1.6 million of borrowings on indebtedness, $1.1 million of net proceeds from preferred stock offerings and $2.9 million of proceeds from in-the-money interest rate caps.

Dividend Policy. Distributions are authorized by our board of directors and declared by us based upon a variety of factors deemed relevant by our directors. The board of directors will continue to review our distribution policy on at least a quarterly basis. Our ability to pay distributions to our preferred or common stockholders will depend, in part, upon our receipt of distributions from our operating partnership. This, in turn, may depend upon receipt of lease payments with respect to our properties from indirect subsidiaries of our operating partnership, the management of our properties by our hotel managers and general business conditions. Distributions to our stockholders are generally taxable to our stockholders as ordinary income. However, since a portion of our investments are equity ownership interests in hotels, which result in depreciation and non-cash charges against our income, a portion of our distributions may constitute a non-taxable return of capital, to the extent of a stockholder's tax basis in the stock. To the extent that it is consistent with maintaining our REIT status, we may maintain accumulated earnings of Ashford TRS in that entity.

On December 5, 2023, our board of directors reviewed and approved our 2024 dividend policy. We do not anticipate paying any dividends on our outstanding common stock for any quarter during 2024 and expect to pay dividends on our outstanding Preferred Stock during 2024. Our board of directors will continue to review our dividend policy and make future announcements with respect thereto. We may incur indebtedness to meet distribution requirements imposed on REITs under the Code to the extent that working capital and cash flow from our investments are insufficient to fund required distributions.

INFLATION

We rely entirely on the performance of our hotel properties and the ability of the hotel properties' managers to increase revenues to keep pace with inflation. Hotel operators can generally increase room rates, but competitive pressures may limit their ability to raise rates faster than inflation. Our general and administrative costs, real estate and personal property taxes, property and casualty insurance, labor costs and utilities are subject to inflation as well.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our significant accounting policies are fully described in note 2 to our consolidated financial statements included in Item 8. Financial Statements and Supplementary Data. We believe that the following discussion addresses our most critical accounting policies, representing those policies considered most vital to the portrayal of our financial condition and results of operations and require management's most difficult, subjective, complex judgments and can include significant estimates.

Impairment of Investments in Hotel Properties—Hotel properties are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of the hotel is measured by comparison of the carrying amount of the hotel to the estimated future undiscounted cash flows, which take into account current market conditions and our intent with respect to holding or disposing of the hotel. If our analysis indicates that the carrying value of the hotel is not recoverable on an undiscounted cash flow basis, we recognize an impairment charge for the amount by which the property's net book value exceeds its estimated fair value, or fair value, less cost to sell. In evaluating impairment of hotel properties, we make many assumptions and estimates, including projected cash flows, expected holding period, and expected useful life. Fair value is determined through various valuation techniques, including internally developed discounted cash flow models, comparable market transactions and third-party appraisals, where considered necessary. We recorded no impairment charges for the years ended December 31, 2023, 2022 and 2021. See note 5 to our consolidated financial statements.

Income Taxes—As a REIT, we generally are not subject to federal corporate income tax on the portion of our net income (loss) that does not relate to taxable REIT subsidiaries. However, Ashford TRS is treated as a TRS for U.S. federal income tax purposes. In accordance with authoritative accounting guidance, we account for income taxes related to Ashford TRS using the asset and liability method under which deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. In addition, the analysis utilized by us in determining our deferred tax asset valuation allowance involves considerable management judgment and assumptions. See note 20 to our consolidated financial statements.

At December 31, 2023 and 2022, we recorded a valuation allowance of $29.3 million and $31.2 million, respectively on the net deferred tax assets of our taxable REIT subsidiaries. At each reporting date, we evaluate whether it is more likely than not that we will utilize all or a portion of our deferred tax assets. We consider all available positive and negative evidence, including historical results of operations, projected future taxable income, carryback potential and scheduled reversals of deferred tax liabilities.

At December 31, 2023, we had TRS net operating loss carryforwards ("NOLs") for U.S. federal income tax purposes of $94.2 million, however $90.2 million of our NOLs are subject to limitation in the amount of approximately $7.3 million per year through 2025, and $1.2 million per year thereafter under Section 382 of the Internal Revenue Code. NOLs become subject to an annual limitation in the event of certain cumulative changes in the ownership of significant shareholders over a three-year period in excess of 50%, as defined under Section 382 of the Internal Revenue Code. The remaining $4.0 million of our TRS NOLs are not subject to the limitations of Section 382. In total $9.6 million of our TRS NOLs are subject to expiration and will begin to expire in 2024. The remainder were generated after December 31, 2017 and are not subject to expiration under the Tax Cuts and Jobs Act. At December 31, 2023, Ashford Hospitality Trust, Inc., our REIT, had NOLs for U.S. federal income tax purposes of $1.2 billion based on the latest filed tax returns. Utilization of the REIT NOLs subject to Section 382 are limited to approximately $37.2 million per year through 2025, and $9.4 million per year thereafter. $425.2 million of our NOLs will begin to expire in 2024 and are available to offset future taxable income, if any, through 2036. The remainder were generated after December 31, 2017 and are not subject to expiration under the Tax Cuts and Jobs Act.

The "Income Taxes" topic of the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification addresses the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The guidance requires us to determine whether tax positions we have taken or expect to take in a tax return are more likely than not to be sustained upon examination by the appropriate taxing authority based on the technical merits of the positions. Tax positions that do not meet the more likely than not threshold would be recorded as additional tax expense in the current period. We analyze all open tax years, as defined by the statute of limitations for each jurisdiction, which includes the federal jurisdiction and various states. We classify interest and penalties related to underpayment of income taxes as income tax expense. We and our subsidiaries file income tax returns in the U.S. federal jurisdiction and various states and cities. Tax years 2019 through 2023 remain subject to potential examination by certain federal and state taxing authorities.

RECENTLY ADOPTED ACCOUNTING STANDARDS

In March 2020, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Updates ("ASU") 2020-04, Reference Rate Reform (Topic 848) ("ASU 2020-04"), which provides optional guidance through December 31, 2022 to ease the potential burden in accounting for, or recognizing the effects of, reference rate reform on financial reporting. In January 2021, the FASB issued ASU 2021-01, Reference Rate Reform (Topic 848), which further clarified the scope of the reference rate reform optional practical expedients and exceptions outlined in Topic 848. The amendments in ASU Nos. 2020-04 and 2021-01 apply to contract modifications that replace a reference rate affected by reference rate reform, providing optional expedients regarding the measurement of hedge effectiveness in hedging relationships that have been modified to replace a reference rate. In December 2022, the FASB issued ASU 2022-06, Reference Rate Reform (Topic 848), which deferred the sunset date of Topic 848 from December 31, 2022 to December 31, 2024. The Company applied the optional expedient in evaluating debt modifications converting from London Interbank Offered Rate ("LIBOR") to Secured Overnight Financing Rate ("SOFR"). The Company adopted the standards upon the respective effective dates. There was no material impact as a result of this adoption.

RECENTLY ISSUED ACCOUNTING STANDARDS

In November 2023, the FASB issued ASU 2023-07 "Segment Reporting (Topic 280):Improvements to Reportable Segment Disclosures" which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for our annual periods beginning January 1, 2024, and for interim periods beginning January 1, 2025, with early adoption permitted. We are currently evaluating the potential effect that the updated standard will have on our financial statement disclosures.

In December 2023, the FASB issued ASU 2023-09 "Income Taxes (Topics 740): Improvements to Income Tax Disclosures" to expand the disclosure requirements for income taxes, specifically related to the rate reconciliation and income taxes paid. ASU 2023-09 is effective for our annual periods beginning January 1, 2025, with early adoption permitted. We are currently evaluating the potential effect that the updated standard will have on our financial statement disclosures.

NON-GAAP FINANCIAL MEASURES

The following non-GAAP presentations of EBITDA, EBITDAre, Adjusted EBITDAre, FFO and Adjusted FFO are presented to help our investors evaluate our operating performance.

EBITDA is defined as net income (loss) before interest expense and amortization of discounts and loan costs, net, income taxes, depreciation and amortization, as adjusted to reflect only the Company's portion of EBITDA of unconsolidated entities. In addition, we exclude impairment on real estate, gain/loss on consolidation of VIE and disposition of assets and gain/loss of unconsolidated entities to calculate EBITDAre, as defined by NAREIT.

We then further adjust EBITDAre to exclude certain additional items such as write-off of premiums, loan costs and exit fees, other income/expense, net, transaction and conversion costs, legal, advisory and settlement costs, advisory services incentive fee, gains/losses on insurance settlements and stock/unit-based compensation and non-cash items such as amortization of unfavorable contract liabilities, realized and unrealized gains/losses on derivative instruments, gains/losses on extinguishment of debt, as well as our portion of adjustments to EBITDAre of unconsolidated entities.

We present EBITDA, EBITDAre and Adjusted EBITDAre because we believe they are useful to an investor in evaluating our operating performance because it provides investors with an indication of our ability to incur and service debt, to satisfy general operating expenses, to make capital expenditures and to fund other cash needs or reinvest cash into our business. We also believe it helps investors meaningfully evaluate and compare the results of our operations from period to period by removing the effect of our asset base (primarily depreciation and amortization) from our operating results. Our management team also uses EBITDA as one measure in determining the value of acquisitions and dispositions. EBITDA, EBITDAre and Adjusted EBITDAre as calculated by us may not be comparable to EBITDA, EBITDAre and Adjusted EBITDAre reported by other companies that do not define EBITDA, EBITDAre and Adjusted EBITDAre exactly as we define the terms. EBITDA, EBITDAre and Adjusted EBITDAre do not represent cash generated from operating activities determined in accordance with GAAP, and should not be considered as an alternative to operating income (loss) or net income (loss) determined in accordance with GAAP as an indicator of performance or as an alternative to cash flows from operating activities as determined by GAAP as an indicator of liquidity.

The following table reconciles net income (loss) to EBITDA, EBITDAre and Adjusted EBITDAre (in thousands):

	Year Ended December 31,		
	2023	2022	2021
Net income (loss)	$ (180,734)	$ (141,058)	$ (271,048)
Interest expense and amortization of discounts and loan costs	366,148	226,995	156,119
Depreciation and amortization	187,807	201,797	218,851
Income tax expense (benefit)	900	6,336	5,948
Equity in (earnings) loss of unconsolidated entities	1,134	804	558
Company's portion of EBITDA of unconsolidated entities	231	(674)	(554)
EBITDA	375,486	294,200	109,874
(Gain) loss on consolidation of VIE and disposition of assets	(11,488)	(300)	(449)
EBITDAre	363,998	293,900	109,425
Amortization of unfavorable contract liabilities	(15)	181	211
Transaction and conversion costs	3,856	(2,300)	3,033
Write-off of premiums, loan costs and exit fees	3,469	3,536	10,612
Realized and unrealized (gain) loss on derivatives	2,200	(10,781)	(14,493)
Stock/unit-based compensation	4,027	5,998	10,095
Legal, advisory and settlement costs	1,181	1,936	7,371
Other (income) expense, net	(310)	(4,797)	(1,760)
Dead deal costs	—	—	689
(Gain) loss on insurance settlements	(505)	(342)	—
(Gain) loss on extinguishment of debt	(53,386)	—	(11,896)
Uninsured remediation costs	—	—	341
Company's portion of adjustments to EBITDAre of unconsolidated entities	2	16	16
Adjusted EBITDAre	$ 324,517	$ 287,347	$ 113,644

We calculate FFO and Adjusted FFO in the following table. FFO is calculated on the basis defined by NAREIT, which is net income (loss) attributable to common stockholders, computed in accordance with GAAP, excluding gains or losses on consolidation of VIE and disposition of assets, plus depreciation and amortization of real estate assets, impairment charges on real estate assets, and after adjustments for unconsolidated entities and noncontrolling interests in the operating partnership. Adjustments for unconsolidated entities are calculated to reflect FFO on the same basis. NAREIT developed FFO as a relative measure of performance of an equity REIT to recognize that income-producing real estate historically has not depreciated on the basis determined by GAAP. Our calculation of Adjusted FFO excludes write-off of premiums, loan costs and exit fees, other income/expense, net, transaction and conversion costs, legal, advisory and settlement costs, stock/unit-based compensation, gains/losses on insurance settlements and non-cash items such as deemed dividends on redeemable preferred stock, amortization of loan costs, amortization of credit facility exit fee, default interest and late fees, unrealized gains/losses on derivative instruments, gains/losses on extinguishment of debt, and our portion of adjustments to FFO related to unconsolidated entities. We exclude items from Adjusted FFO that are either non-cash or are not part of our core operations in order to provide a period-over-period comparison of our operating results. We present FFO and Adjusted FFO because we consider FFO and Adjusted FFO important supplemental measures of our operational performance and believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of REITs, many of which present FFO and Adjusted FFO when reporting their results. FFO and Adjusted FFO are intended to exclude GAAP historical cost depreciation and amortization, which assumes that the value of real estate assets diminishes ratably over time. Historically, however, real estate values have risen or fallen with market conditions. Because FFO and Adjusted FFO exclude depreciation and amortization related to real estate assets, gains and losses from real property dispositions and impairment losses on real estate assets, FFO and Adjusted FFO provide performance measures that, when compared year over year, reflect the effect to operations from trends in occupancy, guestroom rates, operating costs, development activities and interest costs, providing perspective not immediately apparent from net income. We consider FFO and Adjusted FFO to be appropriate measures of our ongoing normalized operating performance as a REIT. We compute FFO in accordance with our interpretation of standards established by NAREIT, which may not be comparable to FFO reported by other REITs that either do not define the term in accordance with the current NAREIT definition or interpret the NAREIT definition differently than we do. FFO and Adjusted FFO do not represent cash generated from operating activities as determined by GAAP and should not be considered as an alternative to a) GAAP net income or loss as an indication of our financial performance or b) GAAP cash flows from operating activities as a measure of our liquidity, nor is it indicative of funds available to satisfy our cash needs, including our ability to make cash distributions. However, to facilitate a clear understanding of our historical operating results, we believe that FFO and Adjusted FFO should be considered along with our net income or loss and cash flows reported in the consolidated financial statements.

The following table reconciles net income (loss) to FFO and Adjusted FFO (in thousands):

	Year Ended December 31,		
	2023	**2022**	**2021**
Net income (loss)	$ (180,734)	$ (141,058)	$ (271,048)
(Income) loss attributable to noncontrolling interest in consolidated entities	6	—	73
Net (income) loss attributable to redeemable noncontrolling interests in operating partnership	2,239	1,233	3,970
Preferred dividends	(15,921)	(12,433)	(252)
Deemed dividends on redeemable preferred stock	(2,673)	(946)	—
Gain (loss) on extinguishment of preferred stock	3,390	—	(607)
Net income (loss) attributable to common stockholders	(193,693)	(153,204)	(267,864)
Depreciation and amortization of real estate	187,807	201,797	218,708
(Gain) loss on consolidation of VIE and disposition of assets	(11,488)	(300)	(449)
Net income (loss) attributable to redeemable noncontrolling interests in operating partnership	(2,239)	(1,233)	(3,970)
Equity in (earnings) loss of unconsolidated entities	1,134	804	558
Company's portion of FFO of unconsolidated entities	(668)	(771)	(556)
FFO available to common stockholders and OP unitholders	(19,147)	47,093	(53,573)
Deemed dividends on redeemable preferred stock	2,673	946	—
(Gain) loss on extinguishment of preferred stock	(3,390)	—	607
Transaction and conversion costs	3,856	(2,300)	3,407
Write-off of premiums, loan costs and exit fees	3,469	3,536	10,612
Unrealized (gain) loss on derivatives	44,041	(10,781)	(14,493)
Stock/unit-based compensation	4,027	5,998	10,095
Legal, advisory and settlement costs	1,181	1,936	7,371
Other (income) expense, net	(310)	(412)	(1,760)
Amortization of term loan exit fee	18,616	11,948	7,076
Amortization of loan costs	12,735	9,672	12,597
Uninsured remediation costs	—	—	341
(Gain) loss on extinguishment of debt	(53,386)	—	(11,896)
Dead deal costs	—	—	689
Default interest and late fees	12,553	—	—
(Gain) loss on insurance settlements	(505)	(342)	—
Company's portion of adjustments to FFO of unconsolidated entities	2	16	16
Adjusted FFO available to common stockholders and OP unitholders	$ 26,415	$ 67,310	$ (28,911)

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Our primary market risk exposure consists of changes in interest rates on borrowings under our debt instruments. The analysis below presents the sensitivity of the market value of our financial instruments to selected changes in market interest rates.

At December 31, 2023, our total indebtedness of $3.4 billion included $3.1 billion of variable-rate debt. The impact on our results of operations of a 25-basis point change in interest rate on the outstanding balance of variable-rate debt at December 31, 2023 would be approximately $7.7 million per year. However, we currently have various interest rate caps in place that limit this exposure. Interest rate changes have no impact on the remaining $338.8 million of fixed-rate debt.

The above amounts were determined based on the impact of hypothetical interest rates on our borrowings and assume no changes in our capital structure. As the information presented above includes only those exposures that existed at December 31, 2023, it does not consider exposures or positions that could arise after that date. Accordingly, the information presented herein has limited predictive value. As a result, the ultimate realized gain or loss with respect to interest rate fluctuations will depend on exposures that arise during the period, the hedging strategies in place at the time, and the related interest rates.

Item 8. *Financial Statements and Supplementary Data*

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

Stockholders and Board of Directors
Ashford Hospitality Trust, Inc.
Dallas, Texas

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Ashford Hospitality Trust, Inc. (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income (loss), equity (deficit), and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and schedule listed in the index at Item 15(a) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and our report dated March 14, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment of Investments in Hotel Properties

At December 31, 2023, the Company's consolidated investments in hotel properties, net, totaled $3 billion. As described in Notes 2 and 5 to the consolidated financial statements, the hotel properties are evaluated for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Recoverability of a hotel property is measured by comparing the carrying amount of the hotel to its estimated future undiscounted cash flows. If the carrying amount of the hotel is not recoverable, an impairment charge is recognized for the amount by which the hotel's carrying amount exceeds its estimated fair value. During 2023, the Company did not record any impairment charges.

We identified the evaluation of certain investments in hotel properties for impairment as a critical audit matter. For investments in hotel properties where events or changes in circumstances indicated that the carrying amount of the hotels may not be recoverable, an increased level of management judgment was required in the determination of certain assumptions used to estimate the fair value of the hotels, including rooms revenue over the forecast period, the discount rates and terminal growth rates utilized. Auditing these judgments was especially challenging due to the nature, extent and specialized skill or knowledge required to address these matters.

The primary procedures we performed to address the critical audit matter utilized valuation professionals with specialized skill or knowledge, who assisted in:

- Evaluating the rooms revenue assumption utilized in developing the estimate for the fair value of the hotels.
- Evaluating the discount rate and terminal growth rate utilized in developing the estimate for the fair value of the hotels.

Fair Value Determination of Consolidated Variable Interest Entity

As described in Note 4 to the Company's consolidated financial statements, during the year ended December 31, 2023, the Company obtained the ability to exercise its kick-out rights of the manager of 815 Commerce Managing Member ("815 Commerce MM"), which is developing the Le Meridien hotel in Fort Worth, Texas. As a result, Ashford Trust became the primary beneficiary and began consolidating 815 Commerce MM. Upon consolidation, the Company recognized all of the identifiable assets acquired, the liabilities assumed and any noncontrolling interests of 815 Commerce MM, at fair value, which included $56.6 million of construction in process and $4.6 million of land. The Company recognized a gain of $1.1 million that represented the difference between the fair value of the assets and liabilities recognized, the fair value of the non-controlling interest and the previous carrying value of the Company's investment in 815 Commerce MM.

We identified the evaluation of the fair value recorded to investment in hotel properties as a result of the consolidation of 815 Commerce MM as a critical audit matter. The fair value determination includes the estimate of rooms revenue over the forecast period, as well as the determination of the discount rate and terminal growth rate used in the fair value estimate of the hotel property, which require an increased level of management judgment. Auditing these judgments was especially challenging due to the nature, extent and specialized skill or knowledge required to address these matters.

The primary procedures we performed to address the critical audit matter utilized valuation professionals with specialized skill or knowledge, who assisted in:

- Evaluating the rooms revenue assumption utilized in developing the estimate for the fair value of the hotel;
- Evaluating the discount rate and terminal growth rate utilized in developing the estimate for the fair value of the hotel.

/s/ BDO USA, P.C.

We have served as the Company's auditor since 2015.

Dallas, Texas

March 14, 2024

ASHFORD HOSPITALITY TRUST, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	December 31, 2023	December 31, 2022
ASSETS		
Investments in hotel properties, net ($122,938 and $0 attributable to VIEs)	$ 2,951,932	$ 3,118,331
Cash and cash equivalents ($2,363 and $0 attributable to VIEs)	165,231	417,064
Restricted cash ($17,346 and $0 attributable to VIEs)	146,079	141,962
Accounts receivable ($271 and $0 attributable to VIEs), net of allowance of $1,214 and $501, respectively	45,521	49,809
Inventories ($5 and $0 attributable to VIEs)	3,679	3,856
Notes receivable, net	7,369	5,062
Investments in unconsolidated entities	9,960	19,576
Deferred costs, net ($218 and $0 attributable to VIEs)	1,808	2,665
Prepaid expenses ($651 and $0 attributable to VIEs)	12,806	15,981
Derivative assets	13,696	47,182
Operating lease right-of-use assets	44,047	43,921
Other assets ($1,433 and $0 attributable to VIEs)	25,309	21,653
Intangible assets	797	797
Due from Ashford Inc., net	—	486
Due from related parties, net	—	6,570
Due from third-party hotel managers	21,664	22,462
Assets held for sale	12,383	—
Total assets	$ 3,462,281	$ 3,917,377
LIABILITIES AND EQUITY/DEFICIT		
Liabilities:		
Indebtedness, net ($70,073 and $0 attributable to VIEs)	$ 3,396,071	$ 3,838,543
Finance lease liability	18,469	18,847
Other finance liability ($26,858 and $0 attributable to VIEs)	26,858	—
Accounts payable and accrued expenses ($14,405 and $0 attributable to VIEs)	129,323	115,970
Accrued interest payable ($241 and $0 attributable to VIEs)	27,009	15,287
Dividends and distributions payable ($147 and $0 attributable to VIEs)	3,566	3,118
Due to Ashford Inc., net ($1,396 and $0 attributable to VIEs)	13,261	—
Due to related parties, net ($123 and $0 attributable to VIEs)	5,874	—
Due to third-party hotel managers ($110 and $0 attributable to VIEs)	1,193	1,319
Intangible liabilities, net	2,017	2,097
Operating lease liabilities	44,765	44,661
Other liabilities	3,499	4,326
Liabilities related to assets held for sale	14,653	—
Total liabilities	3,686,558	4,044,168
Commitments and contingencies (note 18)		
Redeemable noncontrolling interests in operating partnership	22,007	21,550
Series J Redeemable Preferred Stock, $0.01 par value, 3,475,318 and 87,115 shares issued and outstanding at December 31, 2023 and December 31, 2022, respectively	79,975	2,004
Series K Redeemable Preferred Stock, $0.01 par value, 194,193 and 1,800 shares issued and outstanding at December 31, 2023 and December 31, 2022, respectively	4,783	44
Equity (deficit):		
Preferred stock, $0.01 par value, 50,000,000 shares authorized:		
Series D Cumulative Preferred Stock, 1,159,927 and 1,174,427 shares issued and outstanding at December 31, 2023 and December 31, 2022, respectively	12	12
Series F Cumulative Preferred Stock, 1,175,344 and 1,251,044 shares issued and outstanding at December 31, 2023 and December 31, 2022, respectively	11	12
Series G Cumulative Preferred Stock, 1,531,996 and 1,531,996 shares issued and outstanding at December 31, 2023 and December 31, 2022, respectively	15	15
Series H Cumulative Preferred Stock, 1,170,325 and 1,308,415 shares issued and outstanding at December 31, 2023 and December 31, 2022, respectively	12	13
Series I Cumulative Preferred Stock, 1,160,923 and 1,252,923 shares issued and outstanding at December 31, 2023 and December 31, 2022, respectively	12	13
Common stock, $0.01 par value, 400,000,000 shares authorized, 37,422,056 and 34,495,185 shares issued and outstanding at December 31, 2023 and December 31, 2022, respectively	374	345
Additional paid-in capital	2,382,975	2,383,244
Accumulated deficit	(2,729,312)	(2,534,043)
Total stockholders' equity (deficit) of the Company	(345,901)	(150,389)
Noncontrolling interest in consolidated entities	14,859	—
Total equity (deficit)	(331,042)	(150,389)
Total liabilities and equity/deficit	$ 3,462,281	$ 3,917,377

See Notes to Consolidated Financial Statements.

ASHFORD HOSPITALITY TRUST, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Year Ended December 31,		
	2023	2022	2021
REVENUE			
Rooms	$ 1,059,155	$ 974,002	$ 655,121
Food and beverage	232,829	196,663	94,911
Other hotel revenue	72,748	67,310	53,112
Total hotel revenue	1,364,732	1,237,975	803,144
Other	2,801	2,884	2,267
Total revenue	1,367,533	1,240,859	805,411
EXPENSES			
Hotel operating expenses:			
Rooms	249,434	229,115	157,982
Food and beverage	161,300	140,775	71,172
Other expenses	464,058	421,056	316,638
Management fees	50,645	45,047	31,014
Total hotel expenses	925,437	835,993	576,806
Property taxes, insurance and other	70,226	67,338	67,904
Depreciation and amortization	187,807	201,797	218,851
Advisory services fee	48,927	49,897	52,313
Corporate, general and administrative	16,181	9,879	16,153
Total operating expenses	1,248,578	1,164,904	932,027
Gain (loss) on consolidation of VIE and disposition of assets	11,488	300	1,449
OPERATING INCOME (LOSS)	130,443	76,255	(125,167)
Equity in earnings (loss) of unconsolidated entities	(1,134)	(804)	(558)
Interest income	8,978	4,777	207
Other income (expense)	310	415	760
Interest expense and amortization of discounts and loan costs	(366,148)	(226,995)	(156,119)
Write-off of premiums, loan costs and exit fees	(3,469)	(3,536)	(10,612)
Gain (loss) on extinguishment of debt	53,386	—	11,896
Realized and unrealized gain (loss) on derivatives	(2,200)	15,166	14,493
INCOME (LOSS) BEFORE INCOME TAXES	(179,834)	(134,722)	(265,100)
Income tax (expense) benefit	(900)	(6,336)	(5,948)
NET INCOME (LOSS)	(180,734)	(141,058)	(271,048)
(Income) loss attributable to noncontrolling interest in consolidated entities	6	—	73
Net (income) loss attributable to redeemable noncontrolling interests in operating partnership	2,239	1,233	3,970
NET INCOME (LOSS) ATTRIBUTABLE TO THE COMPANY	(178,489)	(139,825)	(267,005)
Preferred dividends	(15,921)	(12,433)	(252)
Deemed dividends on redeemable preferred stock	(2,673)	(946)	—
Gain (loss) on extinguishment of preferred stock	3,390	—	(607)
NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (193,693)	$ (153,204)	$ (267,864)

INCOME (LOSS) PER SHARE - BASIC AND DILUTED			
Basic:			
Net income (loss) attributable to common stockholders	$ (5.61)	$ (4.46)	$ (12.37)
Weighted average common shares outstanding – basic	34,523	34,339	21,625
Diluted:			
Net income (loss) attributable to common stockholders	$ (5.61)	$ (4.46)	$ (12.43)
Weighted average common shares outstanding – diluted	34,523	34,339	21,844

See Notes to Consolidated Financial Statements.

ASHFORD HOSPITALITY TRUST, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands)

	Year Ended December 31,		
	2023	**2022**	**2021**
Net income (loss)	$ (180,734)	$ (141,058)	$ (271,048)
Other comprehensive income (loss), net of tax:			
Total other comprehensive income (loss)	—	—	—
Comprehensive income (loss)	(180,734)	(141,058)	(271,048)
Less: Comprehensive (income) loss attributable to noncontrolling interest in consolidated entities	6	—	73
Less: Comprehensive (income) loss attributable to redeemable noncontrolling interests in operating partnership	2,239	1,233	3,970
Comprehensive income (loss) attributable to the Company	$ (178,489)	$ (139,825)	$ (267,005)

See Notes to Consolidated Financial Statements.

ASHFORD HOSPITALITY TRUST, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY (DEFICIT)
(in thousands, except per share amounts)

	Preferred Stock Series D Shares	Series D Amount	Series F Shares	Series F Amount	Series G Shares	Series G Amount	Series H Shares	Series H Amount	Series I Shares	Series I Amount	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Noncontrolling Interest in Consolidated Entities	Total
Balance at December 31, 2020	1,791	$ 18	2,891	$ 29	4,423	$ 44	2,669	$ 27	3,391	$ 34	6,436	$ 64	$ 1,809,455	$ (2,093,292)	$ 166	$(283,455)
Purchases of common shares	—	—	—	—	—	—	—	—	—	—	(1)	—	(46)	—	—	(46)
Equity-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	7,429	—	—	7,429
Forfeitures of restricted common stock	—	—	—	—	—	—	—	—	—	—	(4)	—	—	—	—	—
Issuance of restricted shares/units	—	—	—	—	—	—	—	—	—	—	251	3	(3)	—	—	—
Issuance of common stock (net)	—	—	—	—	—	—	—	—	—	—	20,031	200	562,519	—	—	562,719
PSU dividend claw back upon cancellation and forfeiture	—	—	—	—	—	—	—	—	—	—	—	—	—	349	—	349
Dividends declared – preferred stock – Series D ($3.70/share)	—	—	—	—	—	—	—	—	—	—	—	—	—	(4,342)	—	(4,342)
Dividends declared – preferred stock – Series F ($3.23/share)	—	—	—	—	—	—	—	—	—	—	—	—	—	(4,036)	—	(4,036)
Dividends declared – preferred stock – Series G ($3.23/share)	—	—	—	—	—	—	—	—	—	—	—	—	—	(4,943)	—	(4,943)
Dividends declared – preferred stock – Series H ($3.28/share)	—	—	—	—	—	—	—	—	—	—	—	—	—	(4,293)	—	(4,293)
Dividends declared – preferred stock – Series I ($3.28/share)	—	—	—	—	—	—	—	—	—	—	—	—	—	(4,111)	—	(4,111)
Redemption/conversion of operating partnership units	—	—	—	—	—	—	—	—	—	—	1	—	43	—	—	43
Redemption value adjustment	—	—	—	—	—	—	—	—	—	—	—	—	—	(690)	—	(690)
Extinguishment of preferred stock	(617)	(6)	(1,640)	(17)	(2,891)	(29)	(1,361)	(14)	(2,138)	(21)	7,776	78	616	(607)	—	—
Acquisition of noncontrolling interest in consolidating entity	—	—	—	—	—	—	—	—	—	—	—	—	(107)	—	(93)	(200)
Net income (loss)	—	—	—	—	—	—	—	—	—	—	—	—	—	(267,005)	(73)	(267,078)
Balance at December 31, 2021	1,174	$ 12	1,251	$ 12	1,532	$ 15	1,308	$ 13	1,253	$ 13	34,490	$ 345	$ 2,379,906	$ (2,382,970)	$ —	$ (2,654)
Purchases of common stock	—	—	—	—	—	—	—	—	—	—	(43)	—	(323)	—	—	(323)
Equity-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	3,826	—	—	3,826
Forfeitures of restricted common stock	—	—	—	—	—	—	—	—	—	—	(4)	—	—	—	—	—
Issuance of restricted shares/units	—	—	—	—	—	—	—	—	—	—	52	—	—	—	—	—
Issuances of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Costs for issuance of common stock	—	—	—	—	—	—	—	—	—	—	—	—	(165)	—	—	(165)
Dividends declared – preferred stock – Series D ($2.11/share)	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,481)	—	(2,481)
Dividends declared – preferred stock – Series F ($1.84/share)	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,307)	—	(2,307)
Dividends declared – preferred stock – Series G ($1.84/share)	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,824)	—	(2,824)
Dividends declared – preferred stock – Series H ($1.88/share)	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,453)	—	(2,453)
Dividends declared – preferred stock – Series I ($1.88/share)	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,349)	—	(2,349)
Dividends declared – preferred stock – Series J ($0.17/share)	—	—	—	—	—	—	—	—	—	—	—	—	—	(18)	—	(18)
Dividends declared – preferred stock – Series K ($0.17/share)	—	—	—	—	—	—	—	—	—	—	—	—	—	(1)	—	(1)

Preferred Stock

	Series D Shares	Series D Amount	Series F Shares	Series F Amount	Series G Shares	Series G Amount	Series H Shares	Series H Amount	Series I Shares	Series I Amount	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Noncontrolling Interest in Consolidated Entities	Total
Redemption value adjustment	—	—	—	—	—	—	—	—	—	—	—	—	—	2,131	—	2,131
Redemption value adjustment - preferred stock	—	—	—	—	—	—	—	—	—	—	—	—	—	(946)	—	(946)
Net income (loss)	—	—	—	—	—	—	—	—	—	—	—	—	—	(139,825)	—	(139,825)
Balance at December 31, 2022	1,174	$ 12	1,251	$ 12	1,532	$ 15	1,308	$ 13	1,253	$ 13	34,495	$ 345	$ 2,383,244	$ (2,534,043)	$ —	$(150,389)
Purchases of common stock	—	—	—	—	—	—	—	—	—	—	(24)	—	(83)	—	—	(83)
Equity-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	2,319	—	—	2,319
Issuance of restricted shares/units	—	—	—	—	—	—	—	—	—	—	118	1	(1)	—	—	—
Issuances of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of common stock, net	—	—	—	—	—	—	—	—	—	—	723	7	904	—	—	911
Dividends declared – preferred stock – Series D ($2.11/share)	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,472)	—	(2,472)
Dividends declared – preferred stock – Series F ($1.84/share)	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,272)	—	(2,272)
Dividends declared – preferred stock – Series G ($1.84/share)	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,824)	—	(2,824)
Dividends declared – preferred stock – Series H ($1.88/share)	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,389)	—	(2,389)
Dividends declared – preferred stock – Series I ($1.88/share)	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,306)	—	(2,306)
Dividends declared – preferred stock – Series J ($2.00/share)	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,467)	—	(3,467)
Dividends declared – preferred stock – Series K ($2.05/share)	—	—	—	—	—	—	—	—	—	—	—	—	—	(191)	—	(191)
Redemption value adjustment	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,576)	—	(1,576)
Redemption value adjustment – preferred stock	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,673)	—	(2,673)
Contributions from noncontrolling interests in consolidated entities	—	—	—	—	—	—	—	—	—	—	—	—	—	—	6,905	6,905
Noncontrolling interest in consolidated entities recognized upon consolidation of VIE	—	—	—	—	—	—	—	—	—	—	—	—	—	—	7,961	7,961
Redemption of preferred stock	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(1)	(1)
Extinguishment of preferred stock	(14)	—	(76)	(1)	—	—	(138)	(1)	(92)	(1)	2,110	21	(3,408)	3,390	—	—
Net income (loss)	—	—	—	—	—	—	—	—	—	—	—	—	—	(178,489)	(6)	(178,495)
Balance at December 31, 2023	1,160	$ 12	1,175	$ 11	1,532	$ 15	1,170	$ 12	1,161	$ 12	37,422	$ 374	$ 2,382,975	$ (2,729,312)	$ 14,859	$(331,042)

| | Preferred Stock | | | | Redeemable Noncontrolling Interest in Operating Partnership |
| | Series J | | Series K | | |
	Shares	Amount	Shares	Amount	
Balance at December 31, 2020	—	$ —	—	$ —	$ 22,951
Purchases of common shares	—	—	—	—	—
Equity-based compensation	—	—	—	—	2,596
Forfeitures of restricted common stock	—	—	—	—	—
Issuance of restricted shares/units	—	—	—	—	—
Issuance of common stock (net)	—	—	—	—	—
Dividends declared – preferred stock – Series D ($3.70/share)	—	—	—	—	—
Dividends declared – preferred stock – Series F ($3.23/share)	—	—	—	—	—
Dividends declared – preferred stock – Series G ($3.23/share)	—	—	—	—	—
Dividends declared – preferred stock – Series H ($3.28/share)	—	—	—	—	—
Dividends declared – preferred stock – Series I ($3.28/share)	—	—	—	—	—
Performance LTIP dividend claw back upon cancellation	—	—	—	—	518
Redemption/conversion of operating partnership units	—	—	—	—	(43)
Redemption value adjustment	—	—	—	—	690
Extinguishment of preferred stock	—	—	—	—	—
Acquisition of noncontrolling interest in consolidating entity	—	—	—	—	—
Net income (loss)	—	—	—	—	(3,970)
Balance at December 31, 2021	—	$ —	—	$ —	$ 22,742
Purchases of common stock	—	—	—	—	—
Equity-based compensation	—	—	—	—	2,172
Forfeitures of restricted common stock	—	—	—	—	—
Issuance of restricted shares/units	—	—	—	—	—
Issuances of preferred shares	87	1,078	2	24	—
Costs for issuance of common stock	—	—	—	—	—
Dividends declared – preferred stock – Series D ($2.11/share)	—	—	—	—	—
Dividends declared – preferred stock – Series F ($1.84/share)	—	—	—	—	—
Dividends declared – preferred stock – Series G ($1.84/share	—	—	—	—	—
Dividends declared – preferred stock – Series H ($1.88/share)	—	—	—	—	—
Dividends declared – preferred stock – Series I ($1.88/share)	—	—	—	—	—
Dividends declared – preferred stock – Series J ($0.17/share)	—	—	—	—	—
Dividends declared – preferred stock – Series K ($0.17/share)	—	—	—	—	—
Redemption value adjustment	—	—	—	—	(2,131)
Redemption value adjustment - preferred stock	—	926	—	20	—
Net income (loss)	—	—	—	—	(1,233)
Balance at December 31, 2022	87	$ 2,004	2	$ 44	$ 21,550
Purchases of common stock	—	—	—	—	—
Equity-based compensation	—	—	—	—	1,708
Issuance of restricted shares/units	—	—	—	—	—
Issuances of preferred shares	3,391	75,502	192	4,613	—
Costs for issuances of common stock	—	—	—	—	—
Dividends declared – preferred stock – Series D ($2.11/share)	—	—	—	—	—
Dividends declared – preferred stock – Series F ($1.84/share)	—	—	—	—	—

	Preferred Stock				Redeemable Noncontrolling Interest in Operating Partnership
	Series J		Series K		
	Shares	Amount	Shares	Amount	
Dividends declared – preferred stock – Series G ($1.84/share)	—	—	—	—	—
Dividends declared – preferred stock – Series H ($1.88/share)	—	—	—	—	—
Dividends declared – preferred stock – Series I ($1.88/share)	—	—	—	—	—
Dividends declared – preferred stock – Series J ($2.00/share)	—	—	—	—	—
Dividends declared – preferred stock – Series K ($2.05/share)	—	—	—	—	—
Redemption value adjustment	—	—	—	—	1,576
Redemption value adjustment – preferred stock	—	2,547	—	126	—
Contributions from noncontrolling interests in consolidated entities	—	—	—	—	—
Noncontrolling interest in consolidated entities recognized upon consolidation of VIE	—	—	—	—	—
Redemption of preferred stock	(3)	(78)	—	—	—
Distributions to noncontrolling interests	—	—	—	—	(588)
Extinguishment of preferred stock	—	—	—	—	—
Net income (loss)	—	—	—	—	(2,239)
Balance at December 31, 2023	3,475	$79,975	194	$ 4,783	$ 22,007

See Notes to Consolidated Financial Statements.

ASHFORD HOSPITALITY TRUST, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2023	2022	2021
Cash Flows from Operating Activities			
Net income (loss)	$(180,734)	$(141,058)	$(271,048)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	187,807	201,797	218,851
Amortization of intangibles	(95)	101	131
Recognition of deferred income	(820)	(499)	(498)
Bad debt expense	3,602	3,338	2,110
Deferred income tax expense (benefit)	(28)	(53)	113
Equity in (earnings) loss of unconsolidated entities	1,134	804	558
(Gain) loss on consolidation of VIE and disposition of assets	(11,488)	(300)	(1,449)
(Gain) loss on extinguishment of debt	(53,386)	—	(11,896)
Realized and unrealized (gain) loss on derivatives	2,200	(15,166)	(14,474)
Amortization of loan costs, discounts and capitalized default interest and write-off of premiums, loan costs and exit fees	28,203	10,075	(1,336)
Amortization of deferred franchise fees	34	—	—
Write-off of deferred franchise fees	20	—	—
Equity-based compensation	4,027	5,998	10,025
Non-cash interest income	(821)	(380)	(672)
Changes in operating assets and liabilities, exclusive of the effect of the acquisition and disposition of hotel properties and the impact of consolidation of VIEs:			
Accounts receivable and inventories	(7,330)	(16,207)	(21,366)
Prepaid expenses and other assets	(1,648)	(7,501)	4,203
Accounts payable and accrued expenses and accrued interest payable	18,379	(4,656)	(28,927)
Due to/from related parties	11,241	165	(944)
Due to/from third-party hotel managers	(789)	4,549	(16,743)
Due to/from Ashford Inc., net	14,896	(1,804)	(10,818)
Operating lease liabilities	104	(445)	(203)
Operating lease right-of-use assets	(111)	473	201
Other liabilities	(7)	(7)	(6)
Net cash provided by (used in) operating activities	14,390	39,224	(144,188)
Cash Flows from Investing Activities			
Improvements and additions to hotel properties	(137,428)	(103,751)	(36,742)
Net proceeds from disposition of assets and hotel properties	29,214	34,988	9,013
Payments for initial franchise fees	(599)	—	(90)
Proceeds from notes receivable	5,250	4,000	—
Issuance of note receivable	(6,868)	—	—
Proceeds from property insurance	2,478	1,625	2,779
Investment in unconsolidated entities	—	(9,127)	(9,000)
Net cash acquired in acquisition of leasehold interest	—	1,931	—
Restricted cash received from initial consolidation of VIE	18,201	—	—
Net cash provided by (used in) investing activities	(89,752)	(70,334)	(34,040)
Cash Flows from Financing Activities			
Borrowings on indebtedness	134,802	1,551	377,500
Repayments of indebtedness	(396,947)	(50,902)	(189,594)
Payments for loan costs and exit fees	(13,220)	(3,064)	(27,768)
Payments for dividends and distributions	(14,943)	(12,418)	(18,622)
Purchases of common stock	(90)	(316)	(46)
Redemption of preferred stock	(78)	—	—
Payments for derivatives	(28,256)	(40,119)	(1,538)
Proceeds from derivatives	59,351	2,911	—
Proceeds from common stock offerings	1,031	—	562,827
Proceeds from preferred stock offerings	79,564	1,122	—
Common stock offering costs	—	(273)	—

	Year Ended December 31,		
	2023	2022	2021
Acquisition of noncontrolling interest in consolidated entities	—	—	(200)
Payments on finance lease liabilities	(249)	—	—
Contributions from noncontrolling interest in consolidated entities	6,905	—	—
Net cash provided by (used in) financing activities	(172,130)	(101,508)	702,559
Net increase (decrease) in cash, cash equivalents and restricted cash (including cash, cash equivalents and restricted cash held for sale)	(247,492)	(132,618)	524,331
Cash, cash equivalents and restricted cash at beginning of period	559,026	691,644	167,313
Cash, cash equivalents and restricted cash at end of period (including cash, cash equivalents and restricted cash held for sale)	$ 311,534	$ 559,026	$ 691,644
Supplemental Cash Flow Information			
Interest paid	$ 325,420	$ 218,019	$ 219,624
Income taxes paid (refunded)	(2,644)	11,697	3,525
Supplemental Disclosure of Non-Cash Investing and Financing Activities			
Accrued but unpaid capital expenditures	$ 22,460	$ 13,341	$ 11,396
Non-cash consideration from sale of hotel property	—	1,219	—
Accrued common stock offering costs	120	—	108
Accrued preferred stock offering costs	—	21	—
Acquisition of finance lease asset and liability	—	18,847	—
Non-cash extinguishment of debt	154,192	—	9,604
Non-cash loan principal associated with default interest and late charges	—	—	33,245
Non-cash extinguishment of preferred stock	7,724	—	208,606
Issuance of common stock from preferred stock exchanges	4,334	—	209,213
Debt discount associated with embedded debt derivative	—	—	43,680
Credit facility commitment fee	—	—	4,500
Non-cash preferred stock dividends	387	1	—
Unsettled proceeds from derivatives	1,674	1,474	—
Dividends and distributions declared but not paid	3,566	3,118	3,104
Assumption of debt from consolidation of VIE	35,052	—	—
Assumption of other finance liability from consolidation of VIE	26,729	—	—
Acquisition of hotel property from consolidation of VIE	61,100	—	—
Non-cash distributions to non-controlling interest	588	—	—
Supplemental Disclosure of Cash, Cash Equivalents and Restricted Cash			
Cash and cash equivalents at beginning of period	$ 417,064	$ 592,110	$ 92,905
Restricted cash at beginning of period	141,962	99,534	74,408
Cash, cash equivalents and restricted cash at beginning of period	$ 559,026	$ 691,644	$ 167,313
Cash and cash equivalents at end of period	$ 165,231	$ 417,064	$ 592,110
Restricted cash at end of period	146,079	141,962	99,534
Cash, cash equivalents and restricted cash at end of period	311,310	559,026	$ 691,644
Cash and cash equivalents at end of period included in assets held for sale	1	—	—
Restricted cash at end of period included in assets held for sale	223	—	—
Cash, cash equivalents and restricted cash at end of period (including cash, cash equivalents and restricted cash held for sale)	$ 311,534	$ 559,026	$ 691,644

See Notes to Consolidated Financial Statements.

1. Organization and Description of Business

Ashford Hospitality Trust, Inc., together with its subsidiaries ("Ashford Trust"), is a real estate investment trust ("REIT"). While our portfolio currently consists of upscale hotels and upper upscale full-service hotels, our investment strategy is predominantly focused on investing in upper upscale full-service hotels in the United States that have revenue per available room ("RevPAR") generally less than twice the U.S. national average, and in all methods including direct real estate, equity, and debt. We currently anticipate future investments will predominantly be in upper upscale hotels. We own our lodging investments and conduct our business through Ashford Hospitality Limited Partnership ("Ashford Trust OP"), our operating partnership. Ashford OP General Partner LLC, a wholly owned subsidiary of Ashford Trust, serves as the sole general partner of our operating partnership. Terms such as the "Company," "we," "us," or "our" refer to Ashford Hospitality Trust, Inc. and, as the context may require, all entities included in its consolidated financial statements.

Our hotel properties are primarily branded under the widely recognized upscale and upper upscale brands of Hilton, Hyatt, Marriott and Intercontinental Hotel Group. As of December 31, 2023, we held interests in the following assets:

- 90 consolidated operating hotel properties, which represent 20,549 total rooms;
- Four consolidated operating hotel properties, which represent 405 total rooms owned through a 99.4% ownership interest in Stirling REIT OP, LP ("Stirling OP"), which was formed by Stirling Hotels & Resorts, Inc. ("Stirling Inc.") to acquire and own a diverse portfolio of stabilized income-producing hotels and resorts. See note 4;
- one consolidated hotel property under development through a 32.5% owned investment in a consolidated entity;
- 15.1% ownership in OpenKey, Inc. ("OpenKey") with a carrying value of approximately $1.6 million; and
- an investment in an entity that owns the Meritage Resort and Spa and the Grand Reserve at the Meritage (the "Meritage Investment") in Napa, California, with a carrying value of approximately $8.4 million.

For U.S. federal income tax purposes, we have elected to be treated as a REIT, which imposes limitations related to operating hotels. As of December 31, 2023, our 90 operating hotel properties and four Stirling OP hotel properties were leased or owned by our wholly owned or majority owned subsidiaries that are treated as taxable REIT subsidiaries for U.S. federal income tax purposes (collectively, these subsidiaries are referred to as "Ashford TRS"). Ashford TRS then engages third-party or affiliated hotel management companies to operate the hotels under management contracts. Hotel operating results related to these properties are included in the consolidated statements of operations.

We are advised by Ashford Hospitality Advisors LLC ("Ashford LLC"), a subsidiary of Ashford Inc., through an advisory agreement. Our 90 operating hotel properties and four Stirling OP hotel properties in our consolidated portfolio are currently asset-managed by Ashford LLC. We do not have any employees. All of the services that might be provided by employees are provided to us by Ashford LLC.

We do not operate any of our hotel properties directly; instead we contractually engage hotel management companies to operate them for us under management contracts. Remington Lodging & Hospitality, LLC ("Remington Hospitality"), a subsidiary of Ashford Inc., manages 61 of our 90 operating hotel properties and three of the four Stirling OP hotel properties. Third-party management companies manage the remaining hotel properties.

Ashford Inc. also provides other products and services to us or our hotel properties through certain entities in which Ashford Inc. has an ownership interest. These products and services include, but are not limited to, design and construction services, debt placement and related services, audio visual services, real estate advisory and brokerage services, insurance policies covering general liability, workers' compensation and business automobile claims, insurance claims services, hypoallergenic premium rooms, broker-dealer and distribution services, mobile key technology and cash management services.

2. Significant Accounting Policies

__Basis of Presentation__—The accompanying consolidated financial statements include the accounts of Ashford Hospitality Trust, Inc., its majority-owned subsidiaries, its majority-owned joint ventures in which it has a controlling interest and entities in which the Company is the primary beneficiary. All significant inter-company accounts and transactions between consolidated entities have been eliminated in these consolidated financial statements.

Ashford Trust OP is considered to be a variable interest entity ("VIE"), as defined by authoritative accounting guidance. A VIE must be consolidated by a reporting entity if the reporting entity is the primary beneficiary because it has (i) the power to direct the VIE's activities that most significantly impact the VIE's economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE. All major decisions related to Ashford Trust OP that most significantly impact its economic performance, including but not limited to operating procedures with respect to business affairs and any acquisitions, dispositions, financings, restructurings or other transactions with sellers, purchasers, lenders, brokers, agents and other applicable representatives, are subject to the approval of our wholly owned subsidiary, Ashford Trust OP General Partner LLC, its general partner. As such, we consolidate Ashford Trust OP. As Ashford Trust OP is substantially the same as Ashford Hospitality Trust, Inc., our REIT, the separate VIE accounts for this VIE are not reflected separately on the balance sheet. See note 4 for discussion of other consolidated VIE's.

The following acquisitions and dispositions affect reporting comparability of our consolidated financial statements:

Hotel Property	Location	Type	Date
Le Meridien Minneapolis	Minneapolis, MN	Disposition	January 20, 2021
SpringHill Suites Durham	Durham, NC	Disposition	April 29, 2021
SpringHill Suites Charlotte	Charlotte, NC	Disposition	April 29, 2021
Sheraton Ann Arbor	Ann Arbor, MI	Disposition	September 1, 2022
Hilton Marietta	Marietta, GA	Acquisition	December 16, 2022
WorldQuest Resort	Orlando, FL	Disposition	August 1, 2023
Sheraton Bucks County	Langhorne, PA	Disposition	November 9, 2023
Embassy Suites Flagstaff	Flagstaff, AZ	Disposition	November 29, 2023
Embassy Suites Walnut Creek	Walnut Creek, CA	Disposition	November 29, 2023
Marriott Bridgewater	Bridgewater, NJ	Disposition	November 29, 2023
Marriott Research Triangle Park	Durham, NC	Disposition	November 29, 2023
W Atlanta	Atlanta, GA	Disposition	November 29, 2023

Use of Estimates—The preparation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents—Cash and cash equivalents include cash on hand or held in banks and short-term investments with an initial maturity of three months or less at the date of purchase.

Restricted Cash—Restricted cash includes reserves for debt service, real estate taxes, and insurance, as well as excess cash flow deposits and reserves for FF&E replacements of approximately 4% to 6% of property revenue for certain hotels, as required by certain management or mortgage debt agreement restrictions and provisions.

Accounts Receivable—Accounts receivable consists primarily of meeting and banquet room rental and hotel guest receivables. We generally do not require collateral. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of guests to make required payments for services. The allowance is maintained at a level believed to be adequate to absorb estimated receivable losses. The estimate is based on past receivable loss experience, known and inherent credit risks, current economic conditions, and other relevant factors, including specific reserves for certain accounts.

Inventories—Inventories, which primarily consist of food, beverages, and gift store merchandise, are stated at the lower of cost or net realizable value. Cost is determined using the first-in, first-out method.

Investments in Hotel Properties, net—Hotel properties are generally stated at cost. All improvements and additions that extend the useful life of the hotel properties are capitalized.

For property and equipment acquired in a business combination, we record the assets acquired based on their fair value as of the acquisition date. Replacements and improvements and finance leases are capitalized, while repairs and maintenance are expensed as incurred. Property and equipment acquired in an asset acquisition are recorded at cost. The acquisition cost in an asset acquisition is allocated to land, buildings, improvements, furniture, fixtures and equipment, as well as identifiable intangible and lease assets and liabilities. Acquisition cost is allocated using relative fair values. We evaluate several factors, including weighted market data for similar assets, expected future cash flows discounted at risk adjusted rates, and replacement costs for assets to determine an appropriate exit cost when evaluating the fair values.

Our property and equipment, including assets acquired under finance leases, are depreciated on a straight-line basis over the estimated useful lives of the assets with useful lives.

Impairment of Investments in Hotel Properties—Hotel properties are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of the hotel is measured by comparison of the carrying amount of the hotel to the estimated future undiscounted cash flows, which take into account current market conditions and our intent with respect to holding or disposing of the hotel. If our analysis indicates that the carrying value of the hotel is not recoverable on an undiscounted cash flow basis, we recognize an impairment charge for the amount by which the property's net book value exceeds its estimated fair value. In evaluating impairment of hotel properties, we make many assumptions and estimates, including projected cash flows, expected holding periods, and expected useful lives. Fair value is determined through various valuation techniques, including internally developed discounted cash flow models, comparable market transactions and third-party appraisals, where considered necessary. No such impairment was recorded for the years ended December 31, 2023, 2022 and 2021, respectively. See note 5.

Assets Held for Sale, Discontinued Operations and Hotel Dispositions—We classify assets as held for sale when we have obtained a firm commitment from a buyer, and consummation of the sale is considered probable and expected within one year. The related operations of assets held for sale are reported as discontinued if the disposal is a component of an entity that represents a strategic shift that has (or will have) a major effect on our operations and cash flows. Depreciation and amortization will cease as of the date assets have met the criteria to be deemed held for sale and the hotel property is measured at the lower of its carrying value or fair value less costs to sell. See note 5.

Discontinued operations are defined as the disposal of components of an entity that represents strategic shifts that have (or will have) a major effect on an entity's operations and financial results. We believe that individual dispositions of hotel properties do not represent a strategic shift that has (or will have) a major effect on our operations and financial results as most will not fit the definition. See note 5.

Investments in Unconsolidated Entities—As of December 31, 2023, we held a 15.1% ownership interest in OpenKey and an investment in an entity that owns two resorts in Napa, CA, which are accounted for under the equity method of accounting by recording the initial investment and our percentage of interest in the entities' net income/loss. We review the investments for impairment each reporting period pursuant to the applicable authoritative accounting guidance. An investment is impaired when its estimated fair value is less than the carrying amount of our investment. Any other-than-temporary impairment is recorded in "equity in earnings (loss) of unconsolidated entities" in the consolidated statements of operations. No such impairment was recorded for the years ended December 31, 2023, 2022 and 2021.

Our investments in certain unconsolidated entities are considered to be variable interests in the underlying entities. Each VIE, as defined by authoritative accounting guidance, must be consolidated by a reporting entity if the reporting entity is the primary beneficiary because it has (i) the power to direct the VIE's activities that most significantly impact the VIE's economic performance, and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE. Because we do not have the power and financial responsibility to direct the unconsolidated entities' activities and operations, we are not considered to be the primary beneficiary of these entities on an ongoing basis and therefore such entities are not consolidated.

Notes Receivable, net—We record notes receivable at present value upon the transaction date. Any discount or premium is amortized using the effective interest method.

Impairment of Notes Receivable—We review notes receivable for impairment each reporting period. The impairment model requires an estimate of expected credit losses, measured over the contractual life of an instrument, that considers forecasts of future economic conditions in addition to information about past events and current conditions. The Company will estimate credit losses over the entire contractual term of the instrument from the date of initial recognition of that instrument and is required to record a credit loss expense (or reversal) in each reporting period. Loan impairments are recorded as a valuation allowance and a charge to earnings. Our assessment of impairment is based on considerable management judgment and assumptions. No impairment charges were recorded for the years ended December 31, 2023, 2022 and 2021.

Leases—We determine if an arrangement is a lease at the commencement date. Operating leases, as lessee, are included in operating lease right-of-use ("ROU") assets and operating lease liabilities on our consolidated balance sheets. Finance leases, as lessee, are recorded based on the underlying nature of the leased asset and finance lease liabilities.

Operating lease ROU assets and finance lease assets and operating and finance lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The operating lease ROU asset and finance lease asset also includes any lease payments made and initial direct costs incurred and excludes lease incentives. The lease terms used to calculate our right-of-use asset and the investments in hotel properties may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term. Subsequent to the initial recognition, lease liabilities are measured using the effective interest method. The ROU asset is generally amortized utilizing a straight-line method adjusted for the lease liability accretion during the period.

We have lease agreements with lease and non-lease components, which under the elected practical expedients under Accounting Standard Codification ("ASC") 842, we are not accounting for separately. For certain equipment leases, such as office equipment, copiers and vehicles, we account for the lease and non-lease components as a single lease component.

Intangible Assets and Liabilities—Intangible assets represent the acquisition of a permanent docking easement and intangible liabilities represent the liabilities recorded on certain hotel properties' lessor lease contracts that were below market rates at the date of acquisition. The asset is not subject to amortization and liabilities are amortized using the straight-line method over the remaining terms of the respective lease contracts. See note 22.

Deferred Costs, net—Debt issuance costs associated with debt obligations are reflected as a direct reduction to the related debt obligation on our consolidated balance sheets. Debt issuance costs are recorded at cost and amortized over the terms of the related indebtedness using the effective interest method.

We also have debt issuance costs related to delayed draw term loans in the Credit Agreement with Oaktree that meet the definition of an asset and are amortized on a straight-line basis over the contractual term of the arrangement. If the Company, makes any draws the recorded asset will be derecognized and reclassified as a direct reduction of the related debt and amortized using the effective interest method over the remaining initial term.

Deferred franchise fees are amortized on a straight-line basis over the terms of the related franchise agreements and are presented as an asset on our consolidated balance sheets. See note 21.

Derivative Instruments and Hedging—We use interest rate derivatives to hedge our risks and to capitalize on the historical correlation between changes in SOFR (Secured Overnight Financing Rate) and RevPAR. Interest rate derivatives could include swaps, caps, floors, and flooridors.

All derivatives are recorded at fair value in accordance with the applicable authoritative accounting guidance. None of our derivative instruments are designated as cash flow hedges. Interest rate derivatives are reported as "derivative assets" in the consolidated balance sheets. For interest rate derivatives and credit default swaps, changes in fair value and realized gains and losses are recognized in earnings as "realized and unrealized gain (loss) on derivatives" in the consolidated statements of operations. Accrued interest on interest rate derivatives is included in "accounts receivable, net" in the consolidated balance sheets.

Due to/from Related Parties—Due to/from related parties represents current receivables and payables resulting from transactions related to hotel management with a related party. Due to/from related parties is generally settled within a period not exceeding one year.

Due to/from Ashford Inc.—Due to/from Ashford Inc. represents current receivables and payables resulting from the advisory services fee, including reimbursable expenses as well as other hotel products and services. Due to/from Ashford Inc. is generally settled within a period not exceeding one year.

Due to/from Third-Party Hotel Managers—Due to/from third-party hotel managers primarily consists of amounts due from Marriott related to our cash reserves held at the Marriott corporate level related to our operations, real estate taxes and other items. Due to/from third-party hotel managers also represents current receivables and payables resulting from transactions related to hotel management. Due to/from third-party hotel managers is generally settled within a period not exceeding one year.

Noncontrolling Interests—The redeemable noncontrolling interests in Ashford Trust OP represent the limited partners' proportionate share of equity in earnings/losses of Ashford Trust OP, which is an allocation of net income attributable to the common unit holders based on the weighted average ownership percentage of these limited partners' common unit holdings throughout the period. The redeemable noncontrolling interests in Ashford Trust OP is classified in the mezzanine section of the consolidated balance sheets as these redeemable operating partnership units do not meet the requirements for permanent equity classification prescribed by the authoritative accounting guidance because these redeemable operating partnership units may be redeemed by the holder as described in note 13. The carrying value of the noncontrolling interests in Ashford Trust OP is based on the greater of the accumulated historical cost or the redemption value.

The noncontrolling interests in consolidated entities represented an ownership interest of 15% in two hotel properties held by one joint venture until December 31, 2021, and was reported in equity in the consolidated balance sheet. On December 31, 2021, the Company purchased the remaining ownership interest and held a 100% ownership interest in the two hotel properties. Additionally noncontrolling interests in consolidated entities represented an ownership interest of 67.5% of 815 Commerce MM and 0.6% of Stirling OP as of December 31, 2023.

Net income/loss attributable to redeemable noncontrolling interests in Ashford Trust OP and income/loss from consolidated entities attributable to noncontrolling interests in our consolidated entities are reported as deductions/additions from/to net income/loss. Comprehensive income/loss attributable to these noncontrolling interests is reported as reductions/additions from/to comprehensive income/loss.

Revenue Recognition—Rooms revenue represents revenue from the occupancy of our hotel rooms, which is driven by the occupancy and average daily rate charged. Rooms revenue includes revenue for guest no-shows, day use, and early/late departure fees. The contracts for room stays with customers are generally short in duration and revenues are recognized as services are provided over the course of the hotel stay. Advance deposits are recorded as liabilities when a customer or group of customers provides a deposit for a future stay or banquet event at our hotels. Advance deposits are converted to revenue when the services are provided to the customer or when the customer with a noncancellable reservation fails to arrive for part or all of the reservation. Conversely, advance deposits are generally refundable upon guest cancellation of the related reservation within an established period of time prior to the reservation. Our advance deposit balance as of December 31, 2023 and 2022 was $19.0 million and $18.3 million, respectively, and are generally recognized as revenue within a one-year period. These are included in "accounts payable and accrued expenses" on the consolidated balance sheets.

Food & Beverage ("F&B") revenue consists of revenue from the restaurants and lounges at our hotel properties, in-room dining and mini-bars revenue, and banquet/catering revenue from group and social functions. Other F&B revenue may include revenue from audiovisual equipment/services, rental of function rooms, and other F&B related revenue. Revenue is recognized as the services or products are provided. Our hotel properties may employ third parties to provide certain services at the property, for example, audiovisual services. We evaluate each of these contracts to determine if the hotel is the principal or the agent in the transaction, and record the revenue as appropriate (i.e. gross vs. net).

Other hotel revenue consists of ancillary revenue at the property, including attrition and cancellation fees, resort and destination fees, spas, parking, entertainment and other guest services, as well as rental revenue primarily from leased retail outlets at our hotel properties. Cancellation fees are recognized from non-cancellable deposits when the customer provides notification of cancellation in accordance with established management policy time frames.

Taxes collected from customers and submitted to taxing authorities are not recorded in revenue. Interest income is recognized when earned.

Other Hotel Expenses—Other hotel expenses include Internet, telephone charges, guest laundry, valet parking, and hotel-level general and administrative, sales and marketing expenses, repairs and maintenance, franchise fees and utility costs. They are expensed as incurred.

Advertising Costs—Advertising costs are charged to expense as incurred. For the years ended December 31, 2023, 2022 and 2021, we incurred advertising costs of $11.1 million, $10.1 million and $6.8 million, respectively. Advertising costs are included in "other" hotel expenses in the accompanying consolidated statements of operations.

Equity-Based Compensation—Stock/unit-based compensation for non-employees is measured at the grant date and expensed ratably over the vesting period based on the original measurement as of the grant date. This results in the recording of expense, included in "advisory services fee," "management fees" and "corporate, general and administrative" expense, equal to the ratable amount of the grant date fair value based on the requisite service period satisfied during the period. The Company recognizes forfeitures as they occur.

With respect to the 2021, 2022 and 2023 award agreements, the criteria for the PSU and Performance LTIP units are based on performance conditions and market conditions under the relevant literature. The corresponding compensation cost is recognized, based on the grant date fair value of the award, ratably over the service period for the award as the service is rendered, which may vary from period to period, as the number of performance grants earned may vary based on the estimated probable achievement of certain performance targets (performance conditions). The number of PSU and Performance LTIP Units to be earned based on the applicable performance conditions is determined upon the final vesting date. The initial calculation of the PSU and Performance LTIP units earned can range from 0% to 200% of target, which is further subjected to a specified absolute total stockholder return modifier (market condition) based on the formulas determined by the Company's compensation committee on the grant date. This will result in an adjustment (75% to 125%) of the initial calculation of the number of performance awards earned based on the applicable performance targets resulting in a final award calculation ranging from 0% to 250% of the target amount.

Stock/unit grants to certain independent directors are measured at the grant date based on the market price of the shares at grant date, which amount is fully expensed as the grants of stock/units are fully vested on the date of grant.

Depreciation and Amortization—Depreciation expense is based on the estimated useful life of the assets, while amortization expense for leasehold improvements and finance leases are based on the shorter of the lease term or the estimated useful life of the related assets. Presently, hotel properties are depreciated using the straight-line method over lives ranging from 7.5 to 39 years for buildings and improvements and 1.5 to 5 years for FF&E and 32 years for our Marietta finance lease. While we believe our estimates are reasonable, a change in estimated useful lives could affect depreciation and amortization expense and net income (loss) as well as resulting gains or losses on potential hotel sales.

Income Taxes—As a REIT, we generally are not subject to federal corporate income tax on the portion of our net income (loss) that does not relate to taxable REIT subsidiaries. However, Ashford TRS is treated as a taxable REIT subsidiary for U.S. federal income tax purposes. In accordance with authoritative accounting guidance, we account for income taxes related to Ashford TRS using the asset and liability method under which deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. In addition, the analysis utilized by us in determining our deferred tax asset valuation allowance involves considerable management judgment and assumptions. See note 20.

The "Income Taxes" topic of the ASC issued by the Financial Accounting Standards Board ("FASB") which addresses the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The guidance requires us to determine whether tax positions we have taken or expect to take in a tax return are more likely than not to be sustained upon examination by the appropriate taxing authority based on the technical merits of the positions. Tax positions that do not meet the more likely than not threshold would be recorded as additional tax expense in the current period. We analyze all open tax years, as defined by the statute of limitations for each jurisdiction, which includes the federal jurisdiction and various states. We classify interest and penalties related to underpayment of income taxes as income tax expense. We and our subsidiaries file income tax returns in the U.S. federal jurisdiction and various states and cities. Tax years 2019 through 2023 remain subject to potential examination by certain federal and state taxing authorities.

Income (Loss) Per Share—Basic income (loss) per common share is calculated by dividing net income (loss) attributable to common stockholders by the weighted average common shares outstanding during the period using the two-class method prescribed by applicable authoritative accounting guidance. Diluted income (loss) per common share is calculated using the two-class method, or the treasury stock method, if more dilutive. Diluted income (loss) per common share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares, whereby such exercise or conversion would result in lower income per share.

Recently Adopted Accounting Standards—In March 2020, the FASB issued ASU 2020-04, which provides optional guidance through December 31, 2022 to ease the potential burden in accounting for, or recognizing the effects of, reference rate reform on financial reporting. In January 2021, the FASB issued ASU 2021-01, Reference Rate Reform (Topic 848), which further clarified the scope of the reference rate reform optional practical expedients and exceptions outlined in Topic 848. The amendments in ASU Nos. 2020-04 and 2021-01 apply to contract modifications that replace a reference rate affected by reference rate reform, providing optional expedients regarding the measurement of hedge effectiveness in hedging relationships that have been modified to replace a reference rate. In December 2022, the FASB issued ASU 2022-06, Reference Rate Reform (Topic 848), which deferred the sunset date of Topic 848 from December 31, 2022 to December 31, 2024. The Company applied the optional expedient in evaluating debt modifications converting from London Interbank Offered Rate ("LIBOR") to

Secured Overnight Financing Rate ("SOFR"). The Company adopted the standards upon the respective effective dates. There was no material impact as a result of this adoption.

Recently Issued Accounting Standards—In November 2023, the FASB issued ASU 2023-07 "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures" which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for our annual periods beginning January 1, 2024, and for interim periods beginning January 1, 2025, with early adoption permitted. We are currently evaluating the potential effect that the updated standard will have on our financial statement disclosures.

In December 2023, the FASB issued ASU 2023-09 "Income Taxes (Topics 740): Improvements to Income Tax Disclosures" to expand the disclosure requirements for income taxes, specifically related to the rate reconciliation and income taxes paid. ASU 2023-09 is effective for our annual periods beginning January 1, 2025, with early adoption permitted. We are currently evaluating the potential effect that the updated standard will have on our financial statement disclosures.

3. Revenue

The following tables present our revenue disaggregated by geographical areas (in thousands):

	Year Ended December 31, 2023					
Primary Geographical Market	**Number of Hotels**	**Rooms**	**Food and Beverage**	**Other Hotel**	**Other**	**Total**
Atlanta, GA Area	9	$ 65,852	$ 16,412	$ 3,741	$ —	$ 86,005
Boston, MA Area	2	61,766	6,011	6,030	—	73,807
Dallas / Ft. Worth Area	7	59,997	16,400	3,942	—	80,339
Houston, TX Area	3	27,082	10,406	855	—	38,343
Los Angeles, CA Metro Area	6	83,517	17,879	5,035	—	106,431
Miami, FL Metro Area	2	24,919	8,802	1,141	—	34,862
Minneapolis - St. Paul, MN - WI Area	2	14,024	4,997	718	—	19,739
Nashville, TN Area	1	56,640	28,506	3,678	—	88,824
New York / New Jersey Metro Area	5	47,901	16,019	2,393	—	66,313
Orlando, FL Area	2	23,168	1,621	2,023	—	26,812
Philadelphia, PA Area	2	15,592	1,123	995	—	17,710
San Diego, CA Area	2	21,510	1,325	1,402	—	24,237
San Francisco - Oakland, CA Metro Area	6	54,364	5,751	1,913	—	62,028
Tampa, FL Area	2	29,571	7,371	1,938	—	38,880
Washington D.C. - MD - VA Area	9	128,047	26,112	8,655	—	162,814
Other Areas	34	283,929	50,697	22,944	—	357,570
Disposed properties [1]	6	61,276	13,397	5,345	—	80,018
Corporate	—	—	—	—	2,801	2,801
Total	100	$ 1,059,155	$ 232,829	$ 72,748	$ 2,801	$ 1,367,533

Primary Geographical Market	Number of Hotels	Rooms	Food and Beverage	Other Hotel	Other	Total
			Year Ended December 31, 2022			
Atlanta, GA Area	9	$ 51,992	$ 12,848	$ 2,632	$ —	$ 67,472
Boston, MA Area	2	49,772	5,533	5,263	—	60,568
Dallas / Ft. Worth Area	7	53,831	12,881	3,559	—	70,271
Houston, TX Area	3	23,864	7,576	828	—	32,268
Los Angeles, CA Metro Area	6	76,603	13,630	4,785	—	95,018
Miami, FL Metro Area	2	25,387	8,225	862	—	34,474
Minneapolis - St. Paul, MN - WI Area	2	12,140	3,806	445	—	16,391
Nashville, TN Area	1	52,786	24,163	4,445	—	81,394
New York / New Jersey Metro Area	5	40,747	12,918	2,061	—	55,726
Orlando, FL Area	2	22,811	1,512	1,801	—	26,124
Philadelphia, PA Area	2	15,785	981	701	—	17,467
San Diego, CA Area	2	19,667	934	1,276	—	21,877
San Francisco - Oakland, CA Metro Area	6	50,270	4,559	2,091	—	56,920
Tampa, FL Area	2	26,182	6,528	1,299	—	34,009
Washington D.C. - MD - VA Area	9	108,119	20,786	8,049	—	136,954
Other Areas	34	275,136	46,139	20,784	—	342,059
Disposed properties [1]	7	68,910	13,644	6,429	—	88,983
Corporate	—	—	—	—	2,884	2,884
Total	101	$ 974,002	$ 196,663	$ 67,310	$ 2,884	$ 1,240,859

Primary Geographical Market	Number of Hotels	Rooms	Food and Beverage	Other Hotel	Other	Total
			Year Ended December 31, 2021			
Atlanta, GA Area	8	$ 37,955	$ 7,369	$ 2,058	$ —	$ 47,382
Boston, MA Area	2	25,426	2,153	3,576	—	31,155
Dallas / Ft. Worth Area	7	36,169	5,646	2,668	—	44,483
Houston, TX Area	3	19,169	3,380	470	—	23,019
Los Angeles, CA Metro Area	6	54,564	7,553	4,803	—	66,920
Miami, FL Metro Area	2	18,559	3,846	723	—	23,128
Minneapolis - St. Paul, MN - WI Area	2	7,188	1,826	855	—	9,869
Nashville, TN Area	1	32,774	11,928	3,714	—	48,416
New York / New Jersey Metro Area	5	25,685	6,138	1,589	—	33,412
Orlando, FL Area	2	15,843	679	1,517	—	18,039
Philadelphia, PA Area	2	12,029	390	634	—	13,053
San Diego, CA Area	2	12,392	458	1,258	—	14,108
San Francisco - Oakland, CA Metro Area	6	32,129	2,203	1,924	—	36,256
Tampa, FL Area	2	19,774	2,355	877	—	23,006
Washington D.C. - MD - VA Area	9	51,615	6,330	4,642	—	62,587
Other Areas	34	206,789	25,766	16,889	—	249,444
Disposed properties [1]	10	47,061	6,891	4,915	—	58,867
Corporate	—	—	—	—	2,267	2,267
Total	103	$ 655,121	$ 94,911	$ 53,112	$ 2,267	$ 805,411

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[1] Includes WorldQuest Resort that was sold on August 1, 2023. See note 5.

4. Investments in Hotel Properties, net

Investments in hotel properties, net consisted of the following (in thousands):

	December 31, 2023	December 31, 2022
Land	$ 605,509	$ 622,759
Buildings and improvements	3,331,645	3,650,464
Furniture, fixtures and equipment	175,991	222,665
Construction in progress	114,850	21,609
Condominium properties	—	9,889
Hilton Marietta finance lease	17,269	18,998
Total cost	4,245,264	4,546,384
Accumulated depreciation	(1,293,332)	(1,428,053)
Investments in hotel properties, net	$ 2,951,932	$ 3,118,331

For the years ended December 31, 2023, 2022 and 2021, we recognized depreciation expense of $187.4 million, $201.4 million and $218.5 million, respectively.

Consolidation of VIE - 815 Commerce MM

On May 31, 2023, Ashford Trust obtained the ability to exercise its kick-out rights of the manager of 815 Commerce Managing Member LLC ("815 Commerce MM"), which is developing the Le Meridien hotel in Fort Worth, Texas. As a result, Ashford Trust became the primary beneficiary and began consolidating 815 Commerce MM. The hotel property under development is subject to a 99-year lease of the land and building that has been accounted for as a failed sale and leaseback as described below.

The Company determined that 815 Commerce MM is a VIE that is not a business. As such, the Company measured and recognized 100% of the identifiable assets acquired, the liabilities assumed and any noncontrolling interests of 815 Commerce MM, at fair value. The Company recognized a gain of $1.1 million that represented the difference between the fair value of the assets and liabilities recognized, the fair value of the non-controlling interest and the previous carrying value of the Company's investment in 815 Commerce MM. The gain is included in "gain (loss) on consolidation of VIE and disposition of assets" in the consolidated statements of operations.

The following table summarizes the assets and liabilities of 815 Commerce MM that were initially consolidated on May 31, 2023, upon Ashford Trust becoming the primary beneficiary (in thousands):

Land	$ 4,609
Construction in progress	56,591
Restricted cash	18,201
Deferred costs	92
Indebtedness	(35,052)
Other finance liability	(26,729)
Accounts payable and accrued expenses	(88)
Accrued interest payable	(104)
Noncontrolling interest in consolidated entities	(7,961)
Investment in 815 Commerce MM	$ 9,559

Other Finance Liability

On November 10, 2021, 815 Commerce LLC, a subsidiary of 815 Commerce MM, entered into a purchase and sale agreement. Pursuant to the purchase and sale agreement, 815 Commerce LLC sold its land and building in Fort Worth, Texas (the "Property") for $30.4 million. Concurrent with the sale of the Property, 815 Commerce LLC entered into a 99-year lease agreement (the "Lease Agreement"), whereby 815 Commerce LLC will lease back the Property at an annual rental rate of approximately $1.5 million, subject to annual rent increases of 2.0%. Under the Lease Agreement, 815 Commerce LLC has a purchase option between 90-180 days prior to the commencement of the 36th lease year.

In accordance with ASC 842, *Leases*, this transaction was recorded as a failed sale and leaseback as there are not alternative assets, substantially the same as the transferred asset, readily available in the marketplace for the repurchase option to qualify as a sale leaseback. Upon consolidation of 815 Commerce LLC in May 2023, the Company utilized a discount rate of 8.2% to determine the fair value of the finance liability. As of December 31, 2023, no depreciation has been recorded as the building is under development. The finance liability is recognized in "other finance liability" on the Company's consolidated balance sheet as of December 31, 2023.

Consolidation of VIE - Stirling OP

On December 6, 2023, the Company entered into a Contribution Agreement with Stirling OP, a subsidiary of Stirling Inc. Pursuant to the terms of the Contribution Agreement, the Company contributed its equity interests, and the associated debt and other obligations, in Residence Inn Manchester, Hampton Inn Buford, SpringHill Suites Buford and Residence Inn Jacksonville to Stirling OP in exchange for 1.4 million Class I units of Stirling OP.

The Company determined the transaction resulted in Ashford Trust becoming the primary beneficiary of Stirling OP in contemplation of: 1) the related party group comprised of (i) Ashford Trust and (ii) the initial stockholder who has control over election or removal of the board of directors of Stirling Inc. that have power to direct the most significant activities of Stirling OP; and 2) the consideration that substantially all the economics are held by the Company through its equity interest, and substantially all of the activities are performed on the Company's behalf. As a result, Ashford Trust began consolidating Stirling OP as of December 6, 2023 and as such, the properties and debt continue to be reflected on the Company's balance sheet at their historical carrying values.

5. Dispositions, Impairment Charges and Assets Held For Sale

Dispositions

On August 1, 2023, the Company sold the WorldQuest Resort in Orlando, Florida ("WorldQuest") for $14.8 million in cash. The sale resulted in a gain of approximately $6.4 million for the year ended December 31, 2023, which was included in "gain (loss) on consolidation of VIE and disposition of assets" in the consolidated statements of operations.

On November 9, 2023, the Company sold the Sheraton Bucks County in Langhorne, Pennsylvania for $13.8 million in cash. The sale resulted in a gain of approximately $3.9 million for the year ended December 31, 2023, which was included in "gain (loss) on consolidation of VIE and disposition of assets" in the consolidated statements of operations.

On June 9, 2023 the Company received a 30-day extension to satisfy the extension conditions in order to negotiate modifications to the KEYS pool F extension test. On July 7, 2023, the Company elected not to make the required paydown to extend its KEYS pool F loan thereby defaulting on such loan. The KEYS pool F loan had a $215.1 million debt balance and was secured by Embassy Suites Flagstaff, Embassy Suites Walnut Creek, Marriott Bridgewater, Marriott Research Triangle, and the W Atlanta Downtown.

On November 29, 2023, the Company completed the deed in lieu of foreclosure transaction for the transfer of ownership of the KEYS F loan to the mortgage lender, which resulted in a gain on extinguishment of debt of approximately $53.4 million for the year ended December 31, 2023, which is included in "gain (loss) on extinguishment of debt" in the consolidated statements of operations. See note 7.

On September 1, 2022, the Company sold the Sheraton in Ann Arbor, MI ("Sheraton Ann Arbor") for total consideration of approximately $35.7 million, which included cash of $34.5 million and an interest-free receivable with an estimated fair value of $1.2 million and a face value of $1.5 million. The payment of the $1.5 million is deferred until the last day of the twenty-fourth month following the closing date. The sale resulted in a loss of approximately $1,000 for the year ended December 31, 2022, which was included in "gain (loss) on consolidation of VIE and disposition of assets" in the consolidated statement of operations. The Company also repaid the $30.0 million mortgage loan secured by the hotel property. See note 7.

On January 20, 2021, the Company sold the Le Meridien in Minneapolis, Minnesota, for approximately $7.9 million in cash. The sale resulted in a loss of approximately $90,000 for the year ended December 31, 2021, which was included in "gain (loss) on disposition of assets and hotel properties" in the consolidated statement of operations.

In February 2021, the Company was informed by its lender that it had initiated foreclosure proceedings for the foreclosure of the SpringHill Suites Durham and SpringHill Suites Charlotte, which secured the Company's $19.4 million mortgage loan. The foreclosure proceedings were completed on April 29, 2021 and resulted in a gain on extinguishment of debt of approximately $10.6 million for the year ended December 31, 2021, which was included in "gain (loss) on extinguishment of debt" in the consolidated statement of operations.

The results of operations for disposed hotel properties are included in net income (loss) through the date of disposition. See note 2 for the fiscal year 2021, 2022 and 2023 dispositions. The following table includes condensed financial information for the years ended December 31, 2023, 2022 and 2021 from the Company's dispositions (in thousands):

	Year Ended December 31,		
	2023	**2022**	**2021**
Total hotel revenue	$ 80,018	$ 88,983	$ 58,867
Total hotel operating expenses	(60,698)	(65,053)	(47,817)
Property taxes, insurance and other	(3,906)	(4,402)	(4,560)
Depreciation and amortization	(12,782)	(17,322)	(20,867)
Total operating expenses	(77,386)	(86,777)	(73,244)
Gain (loss) on disposition of assets and hotel properties	10,279	(1)	237
Operating income (loss)	12,911	2,205	(14,140)
Interest income	40	5	—
Interest expense and amortization of discounts and loan costs	(20,994)	(13,805)	(8,796)
Write-off of premiums, loan costs and exit fees	(110)	—	—
Gain (loss) on extinguishment of debt	53,386	—	10,566
Income (loss) before income taxes	45,233	(11,595)	(12,370)
(Income) loss before income taxes attributable to redeemable noncontrolling interests in operating partnership	(521)	90	103
Net income (loss) attributable to the Company	$ 44,712	$ (11,505)	$ (12,267)

Impairment Charges

During the years ended December 31, 2023, 2022 and 2021, no impairment charges were recorded.

Assets Held For Sale

On December 14, 2023, the Company entered into a purchase and sale agreement for the Residence Inn Salt Lake City hotel in Salt Lake City, Utah. As of December 31, 2023, the Residence Inn Salt Lake City was classified as held for sale. Depreciation and amortization ceased as of the date the assets were deemed held for sale. Since the sale of the Residence Inn Salt Lake City does not represent a strategic shift that has (or will have) a major effect on our operations or financial results, its results of operations were not reported as discontinued operations in the consolidated financial statements. See note 25.

The major classes of assets and liabilities related to assets held for sale included in the consolidated balance sheet at December 31, 2023 were as follows:

	December 31, 2023
Assets	
Investments in hotel properties, net	$ 11,949
Cash and cash equivalents	1
Restricted cash	223
Accounts receivable, net	171
Prepaid expenses	22
Due from third-party hotel managers	17
Assets held for sale	$ 12,383
Liabilities	
Indebtedness, net	$ 14,366
Accounts payable and accrued expenses	231
Accrued interest	55
Due from Ashford Inc.	1
Liabilities related to assets held for sale	$ 14,653

6. Investments in Unconsolidated Entities

OpenKey, which is controlled and consolidated by Ashford Inc., is a hospitality-focused mobile key platform that provides a universal smart phone app and related hardware and software for keyless entry into hotel guest rooms. Our investment is recorded as a component of "investment in unconsolidated entities" in our consolidated balance sheets and is accounted for under the equity method of accounting as we have been deemed to have significant influence over the entity under the applicable accounting guidance. As of December 31, 2023, the Company has made investments in OpenKey totaling approximately $5.5 million.

At December 31, 2022, the Company held an investment in 815 Commerce MM of approximately $8.5 million, which is developing the Le Meridien Fort Worth. Our investment was recorded as a component of "investment in unconsolidated entities" in our consolidated balance sheet and was accounted for under the equity method of accounting as we were deemed to have significant influence over the entity under the applicable accounting guidance. During the second quarter of 2023, Ashford Trust obtained the ability to exercise their kick-out rights of the manager of 815 Commerce MM. As a result, Ashford Trust became the primary beneficiary and consolidated 815 Commerce MM. See notes 2 and 4. As a result of consolidating 815 Commerce MM, the Company's investment is no longer reflected in "investments in unconsolidated entities" on the consolidated balance sheet.

In November 2022, the Company made an initial investment of $9.1 million in an entity that holds the Meritage Investment in Napa, California. Our investment is recorded as a component of "investment in unconsolidated entities" in our consolidated balance sheets and is accounted for under the equity method of accounting as we have been deemed to have significant influence over the entity under the applicable accounting guidance.

The following table summarizes our carrying value and ownership interest in unconsolidated entities:

	December 31, 2023	December 31, 2022
Carrying value of the investment in OpenKey (in thousands)	$ 1,575	$ 2,103
Ownership interest in OpenKey	15.1 %	15.1 %
Carrying value of the investment in 815 Commerce MM (in thousands)		$ 8,482
Ownership interest in 815 Commerce MM		32.5 %
Carrying value of the Meritage Investment (in thousands)	$ 8,385	$ 8,991

The following table summarizes our equity in earnings (loss) of unconsolidated entities (in thousands):

	Year Ended December 31,		
	2023	**2022**	**2021**
OpenKey	$ (528)	$ (668)	$ (540)
815 Commerce MM	—	—	(18)
Meritage Investment	(606)	(136)	—
	$ (1,134)	$ (804)	$ (558)

7. Indebtedness, net

Indebtedness consisted of the following (in thousands):

Indebtedness	Collateral	Maturity	Interest Rate [1]	Default Rate [2]	December 31, 2023 Debt Balance	December 31, 2023 Book Value of Collateral	December 31, 2022 Debt Balance	December 31, 2022 Book Value of Collateral
Mortgage loan [5]	1 hotel	June 2023	LIBOR[3] + 2.45 %	n/a	$ —	$ —	$ 73,450	$ 100,142
Mortgage loan [6]	7 hotels	June 2023	SOFR[4] + 3.70 %	4.00%	180,720	121,119	180,720	124,761
Mortgage loan [7]	7 hotels	June 2023	SOFR[4] + 3.44 %	4.00%	174,400	113,110	174,400	118,783
Mortgage loan [8]	5 hotels	June 2023	SOFR[4] + 3.73 %	n/a	—	—	215,120	164,792
Mortgage loan [5]	1 hotel	November 2023	SOFR[4] + 2.80 %	n/a	—	—	25,000	46,659
Mortgage loan [9]	1 hotel	January 2024	5.49 %	n/a	—	—	6,345	6,556
Mortgage loan [9]	1 hotel	January 2024	5.49 %	n/a	—	—	9,261	13,638
Term loan [10]	Equity	January 2024	14.00 %	n/a	183,082	—	195,959	—
Mortgage loan [11]	8 hotels	February 2024	SOFR[4] + 3.28 %	n/a	345,000	298,826	395,000	288,740
Mortgage loan [12]	2 hotels	March 2024	SOFR[4] + 2.80 %	n/a	240,000	201,279	240,000	207,265
Mortgage loan [13]	19 hotels	April 2024	SOFR[4] + 3.51 %	n/a	862,027	907,476	907,030	932,715
Mortgage loan	1 hotel	May 2024	4.99 %	n/a	5,613	5,813	5,819	5,983
Mortgage loan [14]	1 hotel	June 2024	SOFR[4] + 2.00 %	n/a	8,881	6,334	8,881	6,651
Mortgage loan [15]	4 hotels	June 2024	SOFR[4] + 3.90 %	n/a	143,877	127,829	221,040	145,085
Mortgage loan [16]	5 hotels	June 2024	SOFR[4] + 4.17 %	n/a	237,061	77,978	262,640	80,554
Mortgage loan [17]	5 hotels	June 2024	SOFR[4] + 2.90 %	n/a	119,003	158,702	160,000	168,223
Mortgage loan	2 hotels	August 2024	4.85 %	n/a	10,945	7,831	11,172	8,404
Mortgage loan [9]	3 hotels	August 2024	4.90 %	n/a	—	—	22,349	17,041
Mortgage loan [18]	1 hotel	November 2024	SOFR[4] + 4.76 %	n/a	86,000	81,104	85,552	87,139
Mortgage loan [19]	17 hotels	November 2024	SOFR[4] + 3.39 %	n/a	409,750	225,466	415,000	220,462
Mortgage loan [20]	1 hotel	December 2024	SOFR[4] + 4.00 %	n/a	37,000	59,352	37,000	53,525
Mortgage loan [21]	1 hotel	December 2024	SOFR[4] + 2.85 %	n/a	13,759	22,473	15,290	23,440
Mortgage loan [22]	3 hotels	February 2025	4.45 %	n/a	45,792	53,207	46,918	56,536
Mortgage loan	1 hotel	March 2025	4.66 %	n/a	22,742	42,292	23,326	43,879
Mortgage loan [23]	1 hotel	August 2025	SOFR[4] + 3.91 %	n/a	98,000	167,176	98,000	170,329
Mortgage loan [5]	2 hotels	May 2026	SOFR[4] + 4.00 %	n/a	98,450	143,710	—	—
Mortgage loan [9] [24]	4 hotels	December 2028	8.51 %	n/a	30,200	35,580	—	—
Environmental loan [28]	1 hotel	April 2024	10.00%	n/a	571	—	—	—
Bridge loan [25] [28]	1 hotel	May 2024	7.25%	n/a	19,889	—	—	—
TIF loan [26] [28]	1 hotel	August 2025	8.25%	n/a	5,609	—	—	—
Construction loan [27] [28]	1 hotel	May 2033	SOFR[4] + 8.50%	n/a	15,494	87,358	—	—
Total indebtedness					$ 3,393,865	$ 2,944,015	$ 3,835,272	$ 3,091,302
Premiums (discounts), net					(606)		(20,249)	
Capitalized default interest and late charges					396		8,363	
Deferred loan costs, net					(6,914)		(8,530)	
Embedded debt derivative					23,696		23,687	
Indebtedness, net					$ 3,410,437		$ 3,838,543	
Indebtedness related to assets held for sale, net [22]	1 hotel	February 2025	4.45 %	n/a	14,366		—	
					$ 3,396,071		$ 3,838,543	

---

[1] Interest rates do not include default or late payment rates in effect on some mortgage loans.

[2] Default rates are presented for mortgage loans which were in default, in accordance with the terms and conditions of the applicable mortgage agreement, as of December 31, 2023. The default rate is accrued in addition to the stated interest rate.

[3] LIBOR rate was 4.39% at December 31, 2022.

[4] SOFR rates were 5.35% and 4.36% at December 31, 2023 and December 31, 2022, respectively.

[5] On May 19, 2023, we refinanced this mortgage loan with a new $98.5 million mortgage loan with a three-year initial term and two one-year extension options, subject to satisfaction of certain conditions. The new mortgage loan is interest only and bears interest at a rate of SOFR + 4.00% and has a SOFR floor of 0.50%.

[6] This mortgage loan has five one-year extension options, subject to satisfaction of certain conditions. The third one-year extension period ended in June 2022. The paydown that was required in order to exercise the fourth one-year extension option was not made. As a result, effective June 9, 2023, this mortgage loan was in default under the terms and conditions of the mortgage loan agreement. Default interest has been accrued, in accordance with the terms of the mortgage loan agreement, and is reflected in the Company's consolidated balance sheet and statement of operations. This loan transitioned from LIBOR to SOFR in July 2023 and the variable interest rate changed from LIBOR + 3.65% to SOFR + 3.70%.

[7] This loan has five one-year extension options, subject to satisfaction of certain conditions. The third one-year extension period began in June 2022. The paydown that was required in order to exercise the fourth one-year extension option was not made. As a result, effective June 9, 2023, this mortgage loan was in default under the terms and conditions of the mortgage loan agreement. Default interest has been accrued, in accordance with the terms of the mortgage loan agreement, and is reflected in the Company's consolidated balance sheet and statement of operations. This loan transitioned from LIBOR to SOFR in July 2023 and the variable interest rate changed from LIBOR + 3.39% to SOFR + 3.44%.

[8] On November 30, 2023, the assets of this loan pool were transferred to the current holder of the mortgage loan through a deed in lieu of foreclosure transaction. The assets and liabilities associated with this mortgage loan have been removed from the Company's consolidated balance sheet. See note 5.

[9] On November 16, 2023, we refinanced this mortgage loan with a new $30.2 million mortgage loan with a five-year initial term. The new mortgage loan is interest only and bears interest at a fixed rate of 8.51%.

[10] This term loan has two one-year extension options, subject to satisfaction of certain conditions. Effective January 15, 2023, the interest rate decreased from 16.00% to 14.00% in accordance with the terms and conditions of the loan agreement. On August 1, 2023, we repaid $12.9 million of principal on this term loan. The first one-year extension period began in January 2024.

[11] On February 9, 2023, we amended this mortgage loan. Terms of the amendment included a principal paydown of $50.0 million, and the variable interest rate changed from LIBOR + 3.07% to LIBOR + 3.17%. This mortgage loan has five one-year extension options, subject to satisfaction of certain conditions. The fifth one-year extension period began in February 2024. This loan transitioned from LIBOR to SOFR in July 2023 and the variable interest rate changed from LIBOR + 3.17% to SOFR + 3.28%.

[12] This mortgage loan has five one-year extension options, subject to satisfaction of certain conditions. The fourth one-year extension period began in March 2024. This loan transitioned from LIBOR to SOFR in July 2023 and the variable interest rate changed from LIBOR + 2.75% to SOFR + 2.80%.

[13] This mortgage loan has five one-year extension options, subject to satisfaction of certain conditions. The fourth one-year extension period began in April 2023. In accordance with exercising the fourth one-year extension option, we repaid $45.0 million of principal and the variable interest rate changed from LIBOR + 3.20% to LIBOR + 3.47%. This loan transitioned from LIBOR to SOFR in July 2023 and the variable interest rate changed from LIBOR + 3.47% to SOFR + 3.51%.

[14] This mortgage loan has a SOFR floor of 2.00%.

[15] This mortgage loan has five one-year extension options, subject to satisfaction of certain conditions. The fourth one-year extension period began effective June 2023. In accordance with exercising the extension option, we repaid $62.4 million of principal and the variable interest rate changed from LIBOR + 3.73% to LIBOR + 3.86%. This loan transitioned from LIBOR to SOFR in July 2023 and the variable interest rate changed from LIBOR + 3.86% to SOFR + 3.90%. A portion of this mortgage loan relates to the Sheraton Bucks County, which was sold on November 9, 2023, resulting in a $13.8 million paydown. See note 5.

[16] This mortgage loan has five one-year extension options, subject to satisfaction of certain conditions. The fourth one-year extension period began in June 2023. In accordance with exercising the extension option, the interest rate changed from LIBOR + 4.02% to LIBOR + 4.15%. On July 5, 2023, we repaid $25.6 million of principal, reducing the outstanding principal balance to $237.1 million, in accordance with exercising the fourth extension option. This loan transitioned from LIBOR to SOFR in July 2023 and the variable interest rate changed from LIBOR + 4.15% to SOFR + 4.17%.

[17] This mortgage loan has five one-year extension options, subject to satisfaction of certain conditions. The fourth one-year extension period began effective June 2023. In accordance with exercising the extension option, the interest rate changed from LIBOR + 2.73% to LIBOR + 2.85%. On July 7, 2023, we repaid $41.0 million of principal, reducing the outstanding principal balance to $119.0 million, in accordance with exercising the fourth extension option. This loan transitioned from LIBOR to SOFR in July 2023 and the variable interest rate changed from LIBOR + 2.85% to SOFR + 2.90%.

[18] On January 27, 2023, we drew the remaining $449,000 of the $2.0 million additional funding available to replenish restricted cash balances in accordance with the terms of the mortgage loan. Effective June 30, 2023, we replaced the variable interest rate of LIBOR + 4.65% with SOFR + 4.76% in accordance with the terms and conditions of the loan agreement. This mortgage loan has two one-year extension options, subject to satisfaction of certain conditions.

[19] This mortgage loan has five one-year extension options, subject to satisfaction of certain conditions. The fifth one-year extension period began in November 2023. This loan transitioned from LIBOR to SOFR in July 2023 and the variable interest rate changed from LIBOR + 3.13% to SOFR + 3.26%. On July 14, 2023, we repaid $5.3 million of principal on this mortgage loan. In conjunction with the fifth extension, the variable interest rate increased from SOFR + 3.26% to SOFR + 3.39%.

[20] This mortgage loan has three one-year extension options, subject to satisfaction of certain conditions. This mortgage loan has a SOFR floor of 0.50%.

[21] This loan has two one-year extension options, subject to satisfaction of certain conditions. The second one-year extension period began in December 2023. In accordance with the terms of the loan, we repaid $1.4 million to exercise the second extension.

[22] A portion of this mortgage loan at December 31, 2023 relates to Residence Inn Salt Lake City. See note 5.

[23] This mortgage loan has one one-year extension option, subject to satisfaction of certain conditions.

[24] This loan is associated with Stirling Hotels & Resorts Inc. See discussion in notes 1 and 4.

[25] On December 22, 2023, we amended this loan. Terms of the amendment included extending the maturity date six months to May 2024, and increasing the fixed interest rate from 5.00% to 7.25%. This loan is collateralized by historical tax credits, certain capital distribution, and the deed of trust for the hotel project.

[26] On July 26, 2023, we amended this loan. Terms of the amendment included increasing the fixed rate of 4.75% to a fixed rate of 8.25%, and extending the maturity date from July 2024 to August 2025. This loan is collateralized by historical tax credits.

[27] Effective August 1, 2023, we amended this construction loan. Terms of the amendment included replacing the variable interest rate of LIBOR + 8.39% with SOFR + 8.50% and extending the term loan effective date from August 2023 to January 2024. Additionally, the term loan rate of a fixed rate of 6.81% plus the higher of the a) five-year swap rate and b) 0.94% was replaced with a fixed rate of 7.75% plus SOFR, less 1.85%. The final maturity date is May 2033.

[28] This loan is associated with 815 Commerce Managing Member, LLC. See discussion in notes 2, 4 and 8.

We recognized net premium (discount) amortization as presented in the table below (in thousands):

| | Year Ended December 31, | | |
Line Item	2023	2022	2021
Interest expense and amortization of discounts and loan costs	$ (18,684)	$ (12,015)	$ (7,142)

The amortization of the net premium (discount) is computed using a method that approximates the effective interest method.

During the years ended December 31, 2021 and 2020 the Company entered into forbearance and other agreements which were evaluated to be considered troubled debt restructurings due to terms that allowed for deferred interest and the forgiveness of default interest and late charges. As a result of the troubled debt restructurings all accrued default interest and late charges were capitalized into the applicable loan balances and are being amortized over the remaining term of the loan using the effective interest method. The amount of default interest and late charges capitalized into the loan balance was $33.2 million during the year ended December 31, 2021. The amount of the capitalized principal that was amortized during the years ended December 31, 2023, 2022 and 2021 was $7.8 million, $15.1 million and $35.7 million, respectively. The amount of the capitalized principal that was written off during the years ended December 31, 2023, 2022 and 2021, was $151,000, $0 and $0, respectively. These amounts are included as a reduction to "interest expense and amortization of discounts and loan costs" in the consolidated statements of operations.

On June 21, 2023, the Company and Ashford Trust OP (the "Borrower"), an indirect subsidiary of the Company, entered into Amendment No. 2 to the Credit Agreement ("Amendment No. 2") with certain funds and accounts managed by Oaktree Capital Management, L.P. (the "Lenders") and Oaktree Fund Administration, LLC. Amendment No. 2, subject to the conditions set forth therein, provides that, among other things:

(i) the Delayed Draw Term Loan ("DDTL") commitment expiration date will be July 7, 2023, or such earlier date that the Borrower makes an Initial DDTL draw to be used by the Borrower to prepay certain mortgage indebtedness;

(ii) notwithstanding the occurrence of the DDTL commitment expiration date, up to $100,000,000 of Initial DDTLs will be made available by the Lenders for a period of twelve (12) months ending July 7, 2024 (none of which was used as of December 31, 2023), subject to the Borrower paying an unused fee of 9% per annum on the undrawn amount;

(iii) Ashford Trust and the Borrower will be permitted to make certain restricted payments, including without limitation dividends on Ashford Trust's preferred stock, without having to maintain unrestricted cash in an amount not less than the sum of (x) $100,000,000 plus (y) the aggregate principal amount of DDTLs advanced prior to the date thereof or contemporaneously therewith;

(iv) a default on certain pool mortgage loans will not be counted against the $400,000,000 mortgage debt threshold amount;

(v) for purposes of the mortgage debt threshold amount, a certain mortgage loan, with a current aggregate principal amount of $415,000,000, will be deemed to have a principal amount of $400,000,000; and

(vi) when payable by the Borrower under the Credit Agreement, at least 50% of the exit fee shall be paid as a cash exit fee.

The KEYS mortgage loans were entered into on June 13, 2018, each of which had a two-year initial term and five one-year extension options. In order to qualify for a one-year extension in June of 2023, each KEYS loan pool was required to achieve a certain debt yield test. The Company extended its KEYS Pool C loan with a paydown of approximately $62.4 million, its KEYS Pool D loan with a paydown of approximately $25.6 million, and its KEYS Pool E loan with a paydown of approximately $41.0 million. On June 9, 2023 the Company received a 30-day extension to satisfy the extension conditions in order to negotiate modifications to the respective extension tests. On July 7, 2023, the Company elected not to make the required paydowns to extend its KEYS Pool A loan, KEYS Pool B loan and KEYS pool F loan thereby defaulting on such loans.

On November 29, 2023, the Company completed the deed in lieu of foreclosure transaction for the transfer of ownership of the KEYS F $215.1 million mortgage to the mortgage lender. The foreclosure resulted in a gain on extinguishment of debt of approximately $53.4 million for the year ended December 31, 2023, which was included in "gain (loss) on extinguishment of debt" in the consolidated statements of operations.

The Company's KEYS Pool A loan has a $180.7 million debt balance with a book value of collateral of $121.1 million and its KEYS Pool B loan has a $174.4 million debt balance with a book value of collateral of $113.1 million as of December 31,

2023. Below is a summary of the hotel properties securing the KEYS Pool A loan, KEYS Pool B loan, KEYS Pool C loan, KEYS Pool D loan, KEYS Pool E loan and the hotel properties that secured the KEYS Pool F loan prior to transfer of ownership to the mortgage lender:

KEYS A Loan Pool

Courtyard Columbus Tipton Lakes – Columbus, IN
Courtyard Old Town – Scottsdale, AZ
Residence Inn Hughes Center – Las Vegas, NV
Residence Inn Phoenix Airport – Phoenix, AZ
Residence Inn San Jose Newark – Newark, CA
SpringHill Suites Manhattan Beach – Hawthorne, CA
SpringHill Suites Plymouth Meeting – Plymouth Meeting, PA

KEYS B Loan Pool

Courtyard Basking Ridge – Basking Ridge, NJ
Courtyard Newark Silicon Valley – Newark, CA
Courtyard Oakland Airport – Oakland, CA
Courtyard Plano Legacy Park – Plano, TX
Residence Inn Plano – Plano, TX
SpringHill Suites BWI Airport – Baltimore, MD
TownePlace Suites Manhattan Beach – Hawthorne, CA

KEYS C Loan Pool

Hyatt Coral Gables – Coral Gables, FL
Hilton Ft. Worth – Fort Worth, TX
Hilton Minneapolis Airport – Bloomington, MN
Sheraton San Diego – San Diego, CA
Sheraton Bucks County, PA – Langhorne, PA

KEYS D Loan Pool

Marriott Beverly Hills – Los Angeles, CA
One Ocean Resort – Atlantic Beach, FL
Marriott Suites Dallas – Dallas, TX
Hilton Santa Fe – Santa Fe, NM
Embassy Suites Dulles – Herndon, VA

KEYS E Loan Pool

Marriott Fremont – Fremont, CA
Embassy Suites Philadelphia – Philadelphia, PA
Marriott Memphis – Memphis, TN
Sheraton Anchorage – Anchorage, AK
Lakeway Resort Austin – Lakeway, TX

KEYS F Loan Pool

Embassy Suites Flagstaff – Flagstaff, AZ
Embassy Suites Walnut Creek – Walnut Creek, CA
Marriott Bridgewater – Bridgewater, NJ
Marriott Research Triangle Park – Durham, NC
W Atlanta Downtown – Atlanta, GA

We have extension options relating to certain property-level loans that will permit us to extend the maturity date of our loans if certain conditions are satisfied at the respective extension dates, including the achievement of debt yield targets required in order to extend such loans. To the extent we decide to extend the maturity date of the debt outstanding under the loans, we may be required to prepay a significant amount of the loans in order to meet the required debt yield targets.

Effective June 30, 2023, LIBOR is no longer published. Accordingly all variable interest rate mortgage loans held by the Company that used the LIBOR index transitioned to SOFR beginning on July 1, 2023. Not all lenders executed loan amendment documents and instead will defer to original loan documents that dictate changes in index rates.

If we violate covenants in our debt agreements, we could be required to repay all or a portion of our indebtedness before maturity at a time when we might be unable to arrange financing for such repayment on attractive terms, if at all. As of December 31, 2023, we were in compliance with all covenants related to mortgage loans, with the exception of the KEYS Pools A and KEYS Pool B mortgage loans discussed above. We were also in compliance with all covenants under the senior secured term loan facility with Oaktree Capital Management L.P. ("Oaktree"). The assets of certain of our subsidiaries are pledged under non-recourse indebtedness and are not available to satisfy the debts and other obligations of Ashford Trust or Ashford Trust OP, our operating partnership, and the liabilities of such subsidiaries do not constitute the obligations of Ashford Trust or Ashford Trust OP.

In conjunction with the development of the Le Meridien in Fort Worth, Texas, which was consolidated as of May 31, 2023, the Company recorded $3.0 million of capitalized interest during the year ended December 31, 2023, which is included in "investment in hotel properties, net" in our consolidated balance sheet. See note 4.

Maturities and scheduled amortizations of indebtedness as of December 31, 2023 for each of the five following years and thereafter are as follows (in thousands), excluding extension options:

2024	$ 3,077,578
2025	172,142
2026	98,450
2027	—
2028	30,200
Thereafter	15,495
Total	$ 3,393,865

8. Notes Receivable, Net and Other

Notes receivable, net are summarized in the table below (dollars in thousands):

	Interest Rate	December 31, 2023	December 31, 2022
Certificate of Occupancy Note [1] [3]			
Face amount	7.0 %	$ —	$ 5,250
Discount [2]		—	(188)
Notes receivable, net		$ —	$ 5,062

---

[1] The outstanding principal balance and all accrued and unpaid interest was due and payable on or before July 9, 2025. The note was paid in full on July 14, 2023.

[2] The discount represented the imputed interest during the interest-free period.

[3] The note receivable was secured by the 1.65-acre land parcel adjacent to the Hilton St. Petersburg Bayfront.

No cash interest income was recorded for the years ended December 31, 2023, 2022 and 2021.

We recognized discount amortization income as presented in the table below (in thousands):

	Year Ended December 31,		
Line Item	2023	2022	2021
Other income (expense)	$ 188	$ 339	$ 460

Part of the consideration received in the sale of the 1.65-acre parking lot adjacent to the Hilton St. Petersburg Bayfront was a parking parcel, which and we obtained access to utilize on August 31, 2021. For the year ended December 31, 2021 we received reimbursement of $320,000, for parking fees and recognized income of $89,000, which is included in "other income (expense)" in the consolidated statements of operations while the parking parcel was in development.

We recognized imputed interest income as presented in the table below (in thousands):

| | Year Ended December 31, | | |
Line Item	2023	2022	2021
Other income (expense)	$ —	$ —	$ 211

As of December 31, 2023, the Company has a note receivable of $7.4 million with the manager of 815 Commerce MM, who also holds a non-controlling interest in 815 Commerce MM. See discussion in notes 2 and 4. The Company has a maximum note commitment of up to $9.5 million, which is the total of balancing deposits required by the property construction lender. The note bears interest at 18.0% per annum. The note receivable is payable within 30 days after demand. If the manager fails upon demand to repay the note receivable with interest, the Company will have the right to convert the unpaid principal plus all accrued interest thereon to an additional capital contribution in which case the deemed additional capital contributions by the manager will be deemed to have not occurred and the percentage interests and the residual sharing percentages of the members shall be adjusted. The note receivable may be prepaid in whole or in part.

The following table summarizes the note receivable (dollars in thousands):

	Interest Rate	December 31, 2023	December 31, 2022
Note receivable	18.0 %	$ 7,369	$ —

The following table summarizes the interest income associated with the note receivable (in thousands):

Line Item	Year Ended December 31, 2023
Other income (expense)	$ 501

On September 1, 2022, the Company sold the Sheraton Ann Arbor. See note 5. Under the purchase and sale agreement, $1.5 million of the sales price is deferred, interest free, until the last day of the 24th month following the closing date (September 30, 2024). The components of the receivable, which is included in "other assets" in the consolidated balance sheet, are summarized below (dollars in thousands):

	Imputed Interest Rate	December 31, 2023	December 31, 2022
Deferred Consideration			
Face amount	10.0 %	$ 1,500	$ 1,500
Discount [1]		(108)	(240)
		$ 1,392	$ 1,260

_____
[1] The discount represents the imputed interest during the interest-free period.

We recognized discount amortization income as presented in the table below (in thousands):

| | Year Ended December 31, | |
Line Item	2023	2022
Other income (expense)	$ 132	$ 41

9. Derivative Instruments and Hedging

Interest Rate Derivatives—We are exposed to risks arising from our business operations, economic conditions and financial markets. To manage these risks, we primarily use interest rate derivatives to hedge our debt and our cash flows, which include interest rate caps. To mitigate nonperformance risk, we routinely use a third party's analysis of the creditworthiness of the counterparties, which supports our belief that the counterparties' nonperformance risk is limited. All derivatives are recorded at fair value. Payments from counterparties on in-the-money interest rate caps are recognized as realized gains on our consolidated statements of operations.

The following table presents a summary of our interest rate derivatives entered into over each applicable period:

	Year Ended December 31,		
	2023	**2022**	**2021**
Interest rate caps:			
Notional amount (in thousands)	$ 2,583,271 [1]	$ 3,365,941 [1]	$ 3,415,301 [1]
Strike rate low end of range	2.50 %	2.90 %	2.00 %
Strike rate high end of range	6.90 %	5.50 %	4.00 %
Effective date range	March 2023 - December 2023	January 2022 - December 2022	January 2021 - October 2021
Termination date range	February 2024 - June 2025	January 2023 - January 2025	February 2022 - November 2024
Total cost (in thousands)	$ 28,256	$ 40,119	$ 1,158

_____
[1] These instruments were not designated as cash flow hedges.

We held interest rate instruments as summarized in the table below:

	December 31, 2023	December 31, 2022
Interest rate caps:		
Notional amount (in thousands)	$ 3,351,271 [1]	$ 3,549,941 [1]
Strike rate low end of range	2.00 %	2.00 %
Strike rate high end of range	6.90 %	5.50 %
Termination date range	February 2024 - June 2025	January 2023 - January 2025
Aggregate principal balance on corresponding mortgage loans (in thousands)	$ 2,689,927	$ 3,505,242

_____
[1] These instruments were not designated as cash flow hedges.

Compound Embedded Debt Derivative—Based on certain provisions in the Oaktree Credit Agreement, the Company is required to pay an exit fee. Under the applicable accounting guidance, the exit fee is considered an embedded derivative liability that meets the criteria for bifurcation from the debt host. There were other features that were bifurcated, but did not have a material value. The compound embedded debt derivative, consisting of the exit fee and other features which were bifurcated, was initially measured at fair value and the fair value of the embedded debt derivative is estimated at each reporting period. See note 10.

10. Fair Value Measurements

Fair Value Hierarchy—For disclosure purposes, financial instruments, whether measured at fair value on a recurring or nonrecurring basis or not measured at fair value, are classified in a hierarchy consisting of three levels based on the observability of valuation inputs in the marketplace as discussed below:

- Level 1: Fair value measurements that are quoted prices (unadjusted) in active markets that we have the ability to access for identical assets or liabilities. Market price data generally are obtained from exchange or dealer markets.

- Level 2: Fair value measurements based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

- Level 3: Fair value measurements based on valuation techniques that use significant inputs that are unobservable. The circumstances for using these measurements include those in which there is little, if any, market activity for the asset or liability.

The fair value of interest rate caps is determined using the market standard methodology of discounting the future expected cash receipts that would occur if variable interest rates rose above the strike rates of the caps. Variable interest rates used in the calculation of projected receipts and payments on the caps are based on an expectation of future interest rates derived from observable market interest rate curves (SOFR forward curves) and volatilities (Level 2 inputs). We also incorporate credit valuation adjustments (Level 3 inputs) to appropriately reflect both our own nonperformance risk and the respective counterparty's nonperformance risk.

When a majority of the inputs used to value our derivatives fall within Level 2 of the fair value hierarchy, the derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy. However, when valuation adjustments associated with our derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by us and our counterparties, which we consider significant (10% or more) to the overall valuation of our derivatives, the derivative valuations in their entirety are classified in Level 3 of the fair value hierarchy. Transfers of inputs between levels are determined at the end of each reporting period. In determining the fair values of our derivatives at December 31, 2023, the SOFR interest rate forward curve (Level 2 inputs) assumed a downtrend from 5.348% to 3.403% for the remaining term of our derivatives. Credit spreads (Level 3 inputs) used in determining the fair values of derivatives assumed an uptrend in nonperformance risk for us and all of our counterparties through the maturity dates.

The Company initially recorded an embedded debt derivative of $43.7 million, which was attributed to the compound embedded derivative liability associated with the Oaktree term loan.

The compound embedded derivative liability is considered a Level 3 measurement due to the utilization of significant unobservable inputs in the valuation, which were based on 'with and without' valuation models. Based on the terms and provisions of the Oaktree Credit Agreement, with the assistance of a valuation specialist, the Company utilized a risk neutral model to estimate the fair value of the embedded derivative features requiring bifurcation as of the respective issuance dates and as of the December 31, 2023 reporting date. The risk neutral model is designed to utilize market data and the Company's best estimate of the timing and likelihood of the settlement events that are related to the embedded derivative features in order to estimate the fair value of the respective notes with these embedded derivative features.

The fair value of the notes with the derivative features is compared to the fair value of a plain vanilla note (excluding the derivative features), which is calculated based on the present value of the future default adjusted expected cash flows. The difference between the two values represents the fair value of the bifurcated derivative features as of each respective valuation date.

The key inputs to the valuation models that were utilized to estimate the fair value of the embedded debt derivative are described as follows:

- the default probability-weighted exit fee and prepayment cash flows are based on the contractual terms of the Oaktree Credit Agreement and the expectation of an acceleration event, including default, of the Company;

- the remaining term of 1.04 years was determined based on the expected remaining term of the related note with embedded features subject to valuation (as of the respective valuation date);

- the Company's equity volatility estimate of 75.4% was based on the historical equity volatility of the Company, based on the remaining expected term of the respective loans;

- the risk-free rate of 4.79% was the discount rate utilized in the valuation and was determined based on reference to market yields for U.S. treasury debt instruments with similar terms;

- the recovery rate of 61.2% assumed upon occurrence of a default event was estimated based upon recovery rate data published by credit rating agencies specific to the seniority of the notes; and

- the probabilities and timing of a default-related acceleration event of 55.5% were estimated using an annualized probability of default which was implied from the debt issuance proceeds as of the issuance date, and updated utilizing relevant market data including market observed option-adjusted spreads as of December 31, 2023.

The following table includes a summary of the compound embedded derivative liabilities measured at fair value using significant unobservable (Level 3) inputs (in thousands):

	Fair Value
Balance at January 1, 2021	$ —
Additions	43,680
Re-measurement of fair value	(15,774)
Balance at December 31, 2021	$ 27,906
Re-measurement of fair value	(4,219)
Balance at December 31, 2022	23,687
Re-measurement of fair value	9
Balance at December 31, 2023	$ 23,696

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table presents our assets and liabilities measured at fair value on a recurring basis aggregated by the level within which measurements fall in the fair value hierarchy (in thousands):

	Quoted Market Prices (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
December 31, 2023:				
Assets				
Derivative assets:				
Interest rate derivatives - caps	$ —	$ 13,696	$ —	$ 13,696 [1]
Total	$ —	$ 13,696	$ —	13,696
Liabilities				
Embedded debt derivative	$ —	$ —	$ (23,696)	$ (23,696) [2]
Net	$ —	$ 13,696	$ (23,696)	$ (10,000)
December 31, 2022:				
Assets				
Derivative assets:				
Interest rate derivatives - caps	$ —	$ 47,182	$ —	$ 47,182 [1]
Total	$ —	$ 47,182	$ —	47,182
Liabilities				
Embedded debt derivative	$ —	$ —	$ (23,687)	$ (23,687) [2]
Net	$ —	$ 47,182	$ (23,687)	$ 23,495

_____

[1] Reported net as "derivative assets" in our consolidated balance sheets.

[2] Reported in "indebtedness, net" in our consolidated balance sheets.

Effect of Fair Value Measured Assets and Liabilities on Condensed Consolidated Statements of Operations

The following table summarizes the effect of fair value measured assets and liabilities on our consolidated statements of operations (in thousands):

	Gain (Loss) Recognized in Income		
	Year Ended December 31,		
	2023	2022	2021
Assets			
Derivative assets:			
Interest rate derivatives - floors	$ —	$ —	$ (643)
Interest rate derivatives - caps	(2,191)	10,947	(657)
	(2,191)	10,947	(1,300)
Liabilities			
Derivative liabilities:			
Embedded debt derivative	(9)	4,219	15,774
Net	$ (2,200)	$ 15,166	$ 14,474
Total combined			
Interest rate derivatives - floors	$ —	$ —	$ (624)
Interest rate derivatives - caps	(44,032)	6,562	(657)
Embedded debt derivative	(9)	4,219	15,774
Unrealized gain (loss) on derivatives	(44,041) [1]	10,781 [1]	14,493 [1]
Realized gain (loss) on interest rate caps	41,841 [1][3]	4,385 [1][3]	—
Realized gain (loss) on interest rate floors	—	—	(19) [2]
Net	$ (2,200)	$ 15,166	$ 14,474

---

[1] Reported in "realized and unrealized gain (loss) on derivatives" in our consolidated statements of operations.

[2] Included in "other income (expense)" in our consolidated statements of operations.

[3] Represents settled and unsettled payments from counterparties on interest rate caps.

11. Summary of Fair Value of Financial Instruments

Determining estimated fair values of our financial instruments such as notes receivable and indebtedness requires considerable judgment to interpret market data. Market assumptions and/or estimation methodologies used may have a material effect on estimated fair value amounts. Accordingly, estimates presented are not necessarily indicative of amounts at which these instruments could be purchased, sold, or settled. Carrying amounts and estimated fair values of financial instruments, for periods indicated, were as follows (in thousands):

	December 31, 2023		December 31, 2022	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial assets measured at fair value:				
Derivative assets	$ 13,696	$ 13,696	$ 47,182	$ 47,182
Financial liabilities measured at fair value:				
Embedded debt derivative	$ 23,696	$ 23,696	$ 23,687	$ 23,687
Financial assets not measured at fair value:				
Cash and cash equivalents [1]	$ 165,232	$ 165,232	$ 417,064	$ 417,064
Restricted cash [1]	146,302	146,302	141,962	141,962
Accounts receivable, net [1]	45,692	45,692	49,809	49,809
Notes receivable, net	7,369	7,369	5,062	5,062
Due from Ashford Inc., net	—	—	486	486
Due from related parties, net	—	—	6,570	6,570
Due from third-party hotel managers [1]	21,681	21,681	22,462	22,462
Financial liabilities not measured at fair value:				
Indebtedness [1]	$ 3,393,259	$3,249,657	$ 3,815,023	$3,684,879
Accounts payable and accrued expenses [1]	129,554	129,554	115,970	115,970
Accrued interest payable [1]	27,064	27,064	15,287	15,287
Dividends and distributions payable	3,566	3,566	3,118	3,118
Due to Ashford Inc., net [1]	13,262	13,262	—	—
Due to related parties, net	5,874	5,874	—	—
Due to third-party hotel managers	1,193	1,193	1,319	1,319

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[1] Includes balances associated with assets held for sale and liabilities associated with assets held for sale as of December 31, 2023.

Cash, cash equivalents and restricted cash. These financial assets bear interest at market rates and have original maturities of less than 90 days. The carrying value approximates fair value due to their short-term nature. This is considered a Level 1 valuation technique.

Accounts receivable, net, accounts payable and accrued expenses, accrued interest payable, dividends and distributions payable, due to/from related parties, net, due to/from Ashford Inc., net and due to/from third-party hotel managers. The carrying values of these financial instruments approximate their fair values due to their short-term nature. This is considered a Level 1 valuation technique.

Notes receivable, net. The carrying amount of notes receivable, net approximates its fair value. We estimate the fair value of the notes receivable, net to be approximately 100.0% of the carrying value of $7.4 million at December 31, 2023 and approximately 100.0% of the carrying value of $5.1 million at December 31, 2022. This is considered a Level 2 valuation technique.

Derivative assets and embedded debt derivative. See notes 9 and 10 for a complete description of the methodology and assumptions utilized in determining fair values.

Indebtedness. Fair value of indebtedness is determined using future cash flows discounted at current replacement rates for these instruments. Cash flows are determined using a forward interest rate yield curve. Current replacement rates are determined by using the U.S. Treasury yield curve or the index to which these financial instruments are tied and adjusted for credit spreads. Credit spreads take into consideration general market conditions, maturity, and collateral. We estimated the fair value of total indebtedness to be approximately 95.8% of the carrying value of $3.4 billion at December 31, 2023 and approximately 96.6% of the carrying value of $3.8 billion at December 31, 2022. These fair value estimates are considered a Level 2 valuation technique.

12. Income (Loss) Per Share

Basic income (loss) per common share is calculated using the two-class method by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding during the period. Diluted income (loss) per common share is calculated using the two-class method, or treasury stock method if more dilutive, and reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares, whereby such exercise or conversion would result in lower income per share.

The following table reconciles the amounts used in calculating basic and diluted income (loss) per share (in thousands, except per-share amounts):

	Year Ended December 31,		
	2023	**2022**	**2021**
Income (loss) allocated to common stockholders - basic and diluted:			
Income (loss) attributable to the Company	$ (178,489)	$ (139,825)	$ (267,005)
Less: dividends on preferred stock	(15,921)	(12,433)	(252)
Less: deemed dividends on redeemable preferred stock	(2,673)	(946)	—
Add: Gain (loss) on extinguishment of preferred stock	3,390	—	(607)
Add: Claw back of dividends on cancelled performance stock units	—	—	349
Distributed and undistributed income (loss) allocated to common stockholders - basic	$ (193,693)	$ (153,204)	$ (267,515)
Net income (loss) attributable to redeemable noncontrolling interests in operating partnership	—	—	(3,970)
Distributed and undistributed income (loss) allocated to common stockholders - diluted	$ (193,693)	$ (153,204)	$ (271,485)
Weighted average common shares outstanding:			
Weighted average common shares outstanding - basic	34,523	34,339	21,625
Effect of assumed conversion of operating partnership units	—	—	219
Weighted average shares outstanding - basic and diluted	34,523	34,339	21,844
Basic income (loss) per share:			
Net income (loss) allocated to common stockholders per share	$ (5.61)	$ (4.46)	$ (12.37)
Diluted income (loss) per share:			
Net income (loss) allocated to common stockholders per share	$ (5.61)	$ (4.46)	$ (12.43)

Due to their anti-dilutive effect, the computation of diluted income (loss) per share does not reflect adjustments for the following items (in thousands):

	Year Ended December 31,		
	2023	2022	2021
Income (loss) allocated to common stockholders is not adjusted for:			
Income (loss) attributable to redeemable noncontrolling interests in operating partnership	$ (2,239)	$ (1,233)	$ —
Dividends on preferred stock - Series J (inclusive of deemed dividends)	6,014	944	—
Dividends on preferred stock - Series K (inclusive of deemed dividends)	317	21	—
Total	$ 4,092	$ (268)	$ —
Weighted average diluted shares are not adjusted for:			
Effect of unvested restricted stock	—	—	20
Effect of unvested performance stock units	—	—	9
Effect of assumed conversion of operating partnership units	416	288	—
Effect of assumed issuance of shares for term loan exit fee	1,745	1,745	1,672
Effect of assumed conversion of preferred stock - Series J	16,933	33	—
Effect of assumed conversion of preferred stock - Series K	934	1	—
Total	20,028	2,067	1,701

13. Redeemable Noncontrolling Interests in Operating Partnership

Redeemable noncontrolling interests in the operating partnership represents the limited partners' proportionate share of equity in earnings/losses of the operating partnership, which is an allocation of net income/loss attributable to the common unit holders based on the weighted average ownership percentage of these limited partners' common units of limited partnership interest in the operating partnership (the "common units") and the units issued under our Long-Term Incentive Plan (the "LTIP units") that are vested. Each common unit may be redeemed for either cash or, at our sole discretion, up to one share of our REIT common stock, which is either: (i) issued pursuant to an effective registration statement; (ii) included in an effective registration statement providing for the resale of such common stock; or (iii) issued subject to a registration rights agreement.

LTIP units, which are issued to certain executives and employees of Ashford LLC as compensation, generally have vesting periods of three years. Additionally, certain independent members of the board of directors have elected to receive LTIP units as part of their compensation, which are fully vested upon grant. Upon reaching economic parity with common units, each vested LTIP unit can be converted by the holder into one common unit which can then be redeemed for cash or, at our election, settled in our common stock. An LTIP unit will achieve parity with the common units upon the sale or deemed sale of all or substantially all of the assets of the operating partnership at a time when our stock is trading at a level in excess of the price it was trading on the date of the LTIP issuance. More specifically, LTIP units will achieve full economic parity with common units in connection with (i) the actual sale of all or substantially all of the assets of the operating partnership or (ii) the hypothetical sale of such assets, which results from a capital account revaluation, as defined in the partnership agreement, for the operating partnership.

The compensation committee of the board of directors of the Company may authorize the issuance of Performance LTIP units to certain executive officers and directors from time to time. The award agreements provide for the grant of a target number of Performance LTIP units that will be settled in common units of Ashford Trust OP, if, when and to the extent the applicable vesting criteria have been achieved following the end of the performance and service period.

With respect to the 2021, 2022 and 2023 award agreements, the criteria for the Performance LTIP units are based on performance conditions and market conditions under the relevant literature. The corresponding compensation cost is recognized, based on the applicable measurement date fair value of the award, ratably over the service period for the award as the service is rendered, which may vary from period to period, as the number of performance grants earned may vary based on the estimated probable achievement of certain performance targets (performance conditions). The number of Performance LTIP Units to be earned based on the applicable performance conditions is determined upon the final vesting date. The initial calculation of the Performance LTIP units earned can range from 0% to 200% of target, which is further subjected to a specified absolute total stockholder return modifier (market condition) based on the formulas determined by the Company's compensation committee on the grant date. This will result in an adjustment (75% to 125%) of the initial calculation of the number of performance awards earned based on the applicable performance targets resulting in a final award calculation ranging from 0% to 250% of the target amount. During the year ended December 31, 2023, approximately 86,000 performance-based LTIP units were forfeited due to the performance conditions not being met and adjustments from the market condition.

As of December 31, 2023, there were approximately 1.5 million Performance LTIP units outstanding, representing 250% of the target number granted for the 2022 and 2023 grants.

As of December 31, 2023, we have issued a total of approximately 2.0 million LTIP and Performance LTIP units, net of Performance LTIP cancellations. All LTIP and Performance LTIP units other than approximately 1.5 million Performance LTIP units and 124,000 LTIP units have reached full economic parity with, and are convertible into, common units upon vesting.

We recorded compensation expense for Performance LTIP units and LTIP units as presented in the table below (in thousands):

		Year Ended December 31,		
Type	Line Item	2023	2022	2021
Performance LTIP units	Advisory services fee	$ 783	$ 1,158	$ 1,128
LTIP units	Advisory services fee	435	569	1,119
LTIP units	Corporate, general and administrative	15	32	22
LTIP units - independent directors	Corporate, general and administrative	475	413	397
		$ 1,708	$ 2,172	$ 2,666

The unamortized cost of the unvested Performance LTIP units, which was $992,000 at December 31, 2023, will be expensed over a period of 2.0 years with a weighted average period of 1.3 years. The unamortized cost of the unvested LTIP units, which was $89,000 at December 31, 2023, will be expensed over a period of 0.2 years with a weighted average period of 0.2 years.

The following table presents the common units redeemed and the fair value upon redemption (in thousands):

	Year Ended December 31,		
	2023	2022	2021
Common units converted to stock	—	—	1
Fair value of common units converted	$ —	$ —	$ 43

The following table presents the redeemable noncontrolling interests in Ashford Trust OP and the corresponding approximate ownership percentage:

	December 31, 2023	December 31, 2022
Redeemable noncontrolling interests in Ashford Trust OP (in thousands)	$ 22,007	$ 21,550
Cumulative adjustments to redeemable noncontrolling interests [1] (in thousands)	$ 186,201	$ 184,625
Ownership percentage of operating partnership	1.27 %	0.91 %

---

[1] Reflects the excess of the redemption value over the accumulated historical costs.

We allocated net (income) loss to the redeemable noncontrolling interests as presented in the table below (in thousands):

	Year Ended December 31,		
	2023	2022	2021
Net (income) loss attributable to redeemable noncontrolling interests in operating partnership	$ 2,239	$ 1,233	$ 3,970
Performance LTIP dividend claw back upon cancellation	—	—	(518)

A summary of the activity of the units in our operating partnership is as follow (in thousands):

	Year Ended December 31,		
	2023	**2022**	**2021**
Outstanding at beginning of year	1,669	400	217
LTIP units issued	112	79	70
Performance LTIP units issued	282	1,194	122
Performance LTIP units canceled	(86)	(4)	(8)
Common units converted to common stock	—	—	(1)
Outstanding at end of year	1,977	1,669	400
Common units convertible/redeemable at end of year	359	309	207

14. Equity

Common Stock and Preferred Stock Repurchases—On April 6, 2022, the board of directors reapproved a stock repurchase program (the "2022 Repurchase Program") pursuant to which the board of directors granted a repurchase authorization to acquire shares of the Company's common stock, par value $0.01 per share and preferred stock having an aggregate value of up to $200 million. The board of directors' authorization replaced any previous repurchase authorizations. For the years ended December 31, 2023, 2022 and 2021, no shares of our common stock or preferred stock have been repurchased under the Repurchase Program.

In addition, we acquired 24,007, 43,007 and 1,420 shares of our common stock in 2023, 2022 and 2021, respectively, to satisfy employees' statutory minimum U.S. federal income tax obligations in connection with vesting of equity grants issued under our stock-based compensation plan.

At-the-Market-Equity Distribution Agreement—On April 11, 2022, the Company entered into an equity distribution agreement (the "Virtu Equity Distribution Agreement") with Virtu Americas LLC ("Virtu"), to sell from time to time shares of the Company's common stock having an aggregate offering price of up to $100 million. We will pay Virtu a commission of approximately 1% of the gross sales price of the shares of our common stock sold. The Company may also sell some or all of the shares of our common stock to Virtu as principal for its own account at a price agreed upon at the time of sale.

The table below summarizes the activity (in thousands):

	Year Ended December 31, 2023
Common stock issued	723
Gross proceeds	$ 1,477
Commissions and other expenses	15
Net proceeds	$ 1,462

Common Stock Resale Agreement—On September 9, 2021, the Company and M3A LP ("M3A") entered into a purchase agreement (the "M3A Purchase Agreement") pursuant to which the Company may issue or sell to M3A up to 6.0 million shares of the Company's common stock from time to time during the term of the M3A Purchase Agreement.

The issuance activity is summarized below (in thousands):

	Year Ended December 31, 2021
Shares sold to M3A	900
Gross proceeds received	$ 12,941

Preferred Stock—In accordance with Ashford Trust's charter, we are authorized to issue 50 million shares of preferred stock, which currently includes Series D Cumulative Preferred Stock, Series F Cumulative Preferred Stock, Series G Cumulative Preferred Stock, Series H Cumulative Preferred Stock and Series I Cumulative Preferred Stock.

Ashford Trust entered into privately negotiated exchange agreements with certain holders of its 8.45% Series D Cumulative Preferred Stock, 7.375% Series F Cumulative Preferred Stock, 7.375% Series G Cumulative Preferred Stock, 7.50% Series H Cumulative Preferred Stock and 7.50% Series I Cumulative Preferred Stock in reliance on Section 3(a)(9) of the Securities Act of 1933, as amended (the "Securities Act").

The table below summarizes the activity (in thousands):

	Year Ended December 31, 2023		Year Ended December 31, 2021		
	Preferred Shares Tendered	Common Shares Issued	Preferred Shares Tendered	Common Shares Initially Issued	Common Shares Issued [1]
8.45% Series D Cumulative Preferred Stock	14	89	617	4,174	653
7.375% Series F Cumulative Preferred Stock	76	527	1,640	11,185	1,482
7.375% Series G Cumulative Preferred Stock	—	—	2,891	21,371	2,764
7.50% Series H Cumulative Preferred Stock	138	882	1,361	10,033	1,217
7.50% Series I Cumulative Preferred Stock	92	612	2,138	14,735	1,660
	320	2,110	8,647	61,498	7,776

_____

[1] Reflects the number of shares issued after the adjustment for the reverse stock split.

8.45% Series D Cumulative Preferred Stock. At December 31, 2023 and 2022, there were 1.2 million and 1.2 million shares of Series D Cumulative Preferred Stock outstanding, respectively. The Series D Cumulative Preferred Stock ranks senior to all classes or series of the Company's common stock and future junior securities, on a parity with each series of the Company's outstanding preferred stock, Series F Cumulative Preferred Stock (noted below), Series G Cumulative Preferred Stock (noted below), Series H Cumulative Preferred Stock (noted below), Series I Cumulative Preferred Stock (noted below), Series J Preferred Stock (see note 16) and Series K Preferred Stock (see note 16) and with any future parity securities and junior to future senior securities and to all of the Company's existing and future indebtedness, with respect to the payment of dividends and the distribution of amounts upon liquidation, dissolution or winding up of the Company's affairs. Series D Cumulative Preferred Stock has no maturity date, and we are not required to redeem the shares at any time. Series D Cumulative Preferred Stock is redeemable at our option for cash, in whole or from time to time in part, at a redemption price of $25 per share plus accrued and unpaid dividends, if any, at the redemption date. Series D Cumulative Preferred Stock quarterly dividends are set at the rate of 8.45% per annum of the $25.00 liquidation preference (equivalent to an annual dividend rate of $2.1124 per share). The dividend rate increases to 9.45% per annum if these shares are no longer traded on a major stock exchange. In general, Series D Cumulative Preferred Stockholders have no voting rights.

7.375% Series F Cumulative Preferred Stock. At December 31, 2023 and 2022, there were 1.2 million and 1.3 million shares of 7.375% Series F Cumulative Preferred Stock outstanding, respectively. The Series F Cumulative Preferred Stock ranks senior to all classes or series of the Company's common stock and future junior securities, on a parity with each series of the Company's outstanding preferred stock, Series D Cumulative Preferred Stock, Series G Cumulative Preferred Stock (noted below), Series H Cumulative Preferred Stock (noted below), Series I Cumulative Preferred Stock (noted below), Series J Preferred Stock and Series K Preferred Stock and with any future parity securities and junior to future senior securities and to all of the Company's existing and future indebtedness, with respect to the payment of dividends and the distribution of amounts upon liquidation, dissolution or winding up of the Company's affairs. Series F Cumulative Preferred Stock has no maturity date, and we are not required to redeem the shares at any time. Series F Cumulative Preferred Stock is redeemable at our option for cash (on or after July 15, 2021), in whole or from time to time in part, at a redemption price of $25.00 per share plus accrued and unpaid dividends, if any, at the redemption date. Series F Cumulative Preferred Stock may be converted into shares of our common stock, at the option of the holder, in certain limited circumstances such as a change of control. Each share of Series F Cumulative Preferred Stock is convertible into a maximum 0.09690 shares of our common stock in those limited circumstances. The actual number is based on a formula as defined in the Series F Cumulative Preferred Stock agreement (unless the Company exercises its right to redeem the Series F cumulative preferred shares for cash, for a limited period upon a change in control). The necessary conditions to convert the Series F Cumulative Preferred Stock to common stock have not been met as of period end. Therefore, Series F Cumulative Preferred Stock will not impact our earnings per share calculations. Series F Cumulative Preferred Stock quarterly dividends are set at the rate of 7.375% of the $25.00 liquidation preference (equivalent to an annual dividend rate of $1.8436 per share). In general, Series F Cumulative Preferred Stockholders have no voting rights.

7.375% Series G Cumulative Preferred Stock. At December 31, 2023 and 2022, there were 1.5 million and 1.5 million shares of 7.375% Series G Cumulative Preferred Stock outstanding, respectively. The Series G Cumulative Preferred Stock ranks senior to all classes or series of the Company's common stock and future junior securities, on a parity with each series of the Company's outstanding preferred stock, Series D Cumulative Preferred Stock, Series F Cumulative Preferred Stock, Series H Cumulative Preferred Stock (noted below), Series I Cumulative Preferred Stock (noted below), Series J Preferred Stock and Series K Preferred Stock and with any future parity securities and junior to future senior securities and to all of the Company's existing and future indebtedness, with respect to the payment of dividends and the distribution of amounts upon liquidation, dissolution or winding up of the Company's affairs. Series G Cumulative Preferred Stock has no maturity date, and we are not required to redeem the shares at any time. Series G Cumulative Preferred Stock is redeemable at our option for cash (on or after October 18, 2021), in whole or from time to time in part, at a redemption price of $25.00 per share plus accrued and unpaid dividends, if any, at the redemption date. Series G Cumulative Preferred Stock may be converted into shares of our common stock, at the option of the holder, in certain limited circumstances such as a change of control. Each share of Series G Cumulative Preferred Stock is convertible into a maximum 0.08333 shares of our common stock in those limited circumstances. The actual number is based on a formula as defined in the Series G Cumulative Preferred Stock agreement (unless the Company exercises its right to redeem the Series G cumulative preferred shares for cash, for a limited period upon a change in control). The necessary conditions to convert the Series G Cumulative Preferred Stock to common stock have not been met as of period end. Therefore, Series G Cumulative Preferred Stock will not impact our earnings per share calculations. Series G Cumulative Preferred Stock quarterly dividends are set at the rate of 7.375% of the $25.00 liquidation preference (equivalent to an annual dividend rate of $1.8436 per share). In general, Series G Cumulative Preferred Stockholders have no voting rights.

7.50% Series H Cumulative Preferred Stock. At December 31, 2023 and 2022, there were 1.2 million and 1.3 million shares of 7.50% Series H Cumulative Preferred Stock outstanding, respectively. The Series H Cumulative Preferred Stock ranks senior to all classes or series of the Company's common stock and future junior securities, on a parity with each series of the Company's outstanding preferred stock, Series D Cumulative Preferred Stock, Series F Cumulative Preferred Stock, Series G Cumulative Preferred Stock, Series I Cumulative Preferred Stock (noted below), Series J Preferred Stock and Series K Preferred Stock and with any future parity securities and junior to future senior securities and to all of the Company's existing and future indebtedness, with respect to the payment of dividends and the distribution of amounts upon liquidation, dissolution or winding up of the Company's affairs. Series H Cumulative Preferred Stock has no maturity date, and we are not required to redeem the shares at any time. Series H Cumulative Preferred Stock is redeemable at our option for cash (on or after August 25, 2022), in whole or from time to time in part, at a redemption price of $25.00 per share plus accrued and unpaid dividends, if any, at the redemption date. Series H Cumulative Preferred Stock may be converted into shares of our common stock, at the option of the holder, in certain limited circumstances such as a change of control. Each share of Series H Cumulative Preferred Stock is convertible into a maximum 0.08251 shares of our common stock in those limited circumstances. The actual number is based on a formula as defined in the Series H Cumulative Preferred Stock agreement (unless the Company exercises its right to redeem the Series H cumulative preferred shares for cash, for a limited period upon a change in control). The necessary conditions to convert the Series H Cumulative Preferred Stock to common stock have not been met as of period end. Therefore, Series H Cumulative Preferred Stock will not impact our earnings per share. Series H Cumulative Preferred Stock quarterly dividends are set at the rate of 7.50% of the $25.00 liquidation preference (equivalent to an annual dividend rate of $1.8750 per share). In general, Series H Cumulative Preferred Stockholders have no voting rights.

7.50% Series I Cumulative Preferred Stock. At December 31, 2023 and 2022, there were 1.2 million and 1.3 million shares of 7.50% Series I Cumulative Preferred Stock outstanding, respectively. The Series I Cumulative Preferred Stock ranks senior to all classes or series of the Company's common stock and future junior securities, on a parity with each series of the Company's outstanding preferred stock (the Series D Cumulative Preferred Stock, Series F Cumulative Preferred Stock, Series G Cumulative Preferred Stock, Series H Cumulative Preferred Stock, Series J Preferred Stock and Series K Preferred Stock) and with any future parity securities and junior to future senior securities and to all of the Company's existing and future indebtedness, with respect to the payment of dividends and the distribution of amounts upon liquidation, dissolution or winding up of the Company's affairs. Series I Cumulative Preferred Stock has no maturity date, and we are not required to redeem the shares at any time. Series I Cumulative Preferred Stock is redeemable at our option for cash (on or after November 17, 2022), in whole or from time to time in part, at a redemption price of $25.00 per share plus accrued and unpaid dividends, if any, at the redemption date. Series I Cumulative Preferred Stock may be converted into shares of our common stock, at the option of the holder, in certain limited circumstances such as a change of control. Each share of Series I Cumulative Preferred Stock is convertible into a maximum 0.08065 shares of our common stock in those limited circumstances. The actual number is based on a formula as defined in the Series I Cumulative Preferred Stock agreement (unless the Company exercises its right to redeem the Series I cumulative preferred shares for cash, for a limited period upon a change in control). The necessary conditions to convert the Series I Cumulative Preferred Stock to common stock have not been met as of period end. Therefore, Series I Cumulative Preferred Stock will not impact our earnings per share. Series I Cumulative Preferred Stock quarterly dividends are set at the rate of 7.50% of the $25.00 liquidation preference (equivalent to an annual dividend rate of $1.8750 per share). In general, Series I Cumulative Preferred Stockholders have no voting rights.

Dividends—A summary of dividends declared is as follows (in thousands):

	Year Ended December 31,		
	2023	**2022**	**2021**
Common stock	$ —	$ —	$ —
Preferred stock:			
Series D Cumulative Preferred Stock	2,472	2,481	4,342 [2]
Series F Cumulative Preferred Stock	2,272	2,307	4,036 [2]
Series G Cumulative Preferred Stock	2,824	2,824	4,943 [2]
Series H Cumulative Preferred Stock	2,389	2,453	4,293 [2]
Series I Cumulative Preferred Stock	2,306	2,349	4,111 [2]
Total dividends declared [1]	$ 12,263	$ 12,414	$ 21,725

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[1] In the year ended December 31, 2021, we recorded $252,000 of preferred dividend expense after the impact of preferred stock exchanges. All unpaid dividends in arrears as of December 31, 2020 of $21.5 million were declared and paid in 2021.

[2] In the year ended December 31, 2021, the Company declared and paid dividends for each series of preferred stock for unpaid dividends from the second quarter 2020 through the third quarter of 2021. Additionally. the Company declared dividends for the fourth quarter of 2021 that were paid in January 2022.

Noncontrolling Interest in Consolidated Entities—Our noncontrolling entity partner held an ownership interest of 15% in two hotel properties until December 21, 2021, when the Company purchased the remaining ownership interest in the two hotel properties.

On December 7, 2023, Stirling OP issued 8,000 Class E units at a price of $25.00 per unit to Stirling REIT Advisors LLC, in exchange for a cash contribution of $200,000. Stirling REIT Advisors LLC holds an ownership interest of 0.57% in Stirling OP, this ownership interest is included in "noncontrolling interests in consolidated entities" on the consolidated balance sheet. The carrying value of the investment at December 31, 2023 was $193,000.

As of December 31, 2023, our noncontrolling interest partner held a $14.7 million interest in 815 Commerce MM. See note 4.

The table below summarizes (income) loss allocated to noncontrolling interests in consolidating entities (in thousands):

	Year Ended December 31,		
Line Item	**2023**	**2022**	**2021**
(Income) loss allocated to noncontrolling interests in consolidated entities.	$ 6	$ —	$ 73

15. Stock-Based Compensation

Under the 2021 Stock Incentive Plan approved by stockholders, we are authorized to grant approximately 2.1 million shares of restricted stock and performance stock units as incentive stock awards. At December 31, 2023, approximately 649,000 shares were available for future issuance under the 2021 Stock Incentive Plan.

Restricted Stock—We incur stock-based compensation expense in connection with restricted stock awarded to certain employees of Ashford LLC and its affiliates. We also issue common stock to certain of our independent directors, which vests immediately upon issuance.

At December 31, 2023, the unamortized cost of the unvested restricted stock was $260,000 which will be amortized over a period of 0.2 years with a weighted average period of 0.2 years.

The following table summarizes the stock-based compensation expense (in thousands):

	Year Ended December 31,		
Line Item	2023	2022	2021
Advisory services fee	$ 1,446	$ 2,509	$ 3,716
Management fees	10	56	199
Corporate, general and administrative	89	163	151
Corporate, general and administrative - independent directors	170	90	186
	$ 1,715	$ 2,818	$ 4,252

A summary of our restricted stock activity is as follows (shares in thousands):

	Year Ended December 31,					
	2023		2022		2021	
	Units	Weighted Average Price at Grant	Units	Weighted Average Price at Grant	Units	Weighted Average Price at Grant
Outstanding at beginning of year	121	$ 20.63	231	$ 30.76	17	$ 306.10
Restricted stock granted	42	4.01	19	5.59	251	25.38
Restricted stock vested	(114)	23.06	(125)	36.70	(33)	126.09
Restricted stock forfeited	—	—	(4)	31.88	(4)	76.73
Outstanding at end of year	49	$ 26.17	121	$ 20.63	231	$ 30.76

The fair value of restricted stock vested during the years ended December 31, 2023, 2022 and 2021 was $417,000, $1.2 million and $926,000, respectively.

Performance Stock Units—The compensation committee of the board of directors of the Company may authorize the issuance of performance stock units ("PSUs"), which have a cliff vesting period of three years, to certain executive officers and directors from time to time. The award agreements provide for the grant of a target number of PSUs that will be settled in shares of common stock of the Company, if, when and to the extent the applicable vesting criteria have been achieved following the end of the performance and service period.

With respect to the 2021, 2022 and 2023 award agreements, the criteria for the PSUs are based on performance conditions and market conditions under the relevant literature. The corresponding compensation cost is recognized, based on the corresponding measurement date fair value of the award, ratably over the service period for the award as the service is rendered, which may vary from period to period, as the number of PSUs earned may vary based on the estimated probable achievement of certain performance targets (performance conditions). The number of PSUs to be earned based on the applicable performance conditions is determined upon the final vesting date. The initial calculation of PSUs earned can range from 0% to 200% of target, which is further subjected to a specified absolute total stockholder return modifier (market condition) based on the formulas determined by the Company's compensation committee on the grant date. This will result in an adjustment (75% to 125%) of the initial calculation for the number of PSUs earned based on the applicable performance targets resulting in a final award calculation ranging from 0% to 250% of the target amount.

During the year ended December 31, 2021, approximately 8,000 PSUs granted in 2018 and 2019 were canceled due to the market condition criteria not being met. As a result there was a claw back of the previously declared dividends in the amount of $349,000.

The following table summarizes the compensation expense (in thousands):

	Year Ended December 31,		
Line Item	2023	2022	2021
Advisory services fee	$ 604	$ 1,008	$ 3,177

The unamortized cost of PSUs, which was $485,000 at December 31, 2023, will be expensed over a period of approximately 2.0 years with a weighted average period of 1.9 years.

A summary of our PSU activity is as follows (shares in thousands):

	Year Ended December 31,					
	2023		**2022**		**2021**	
	Units	Weighted Average Price at Grant	Units	Weighted Average Price at Grant	Units	Weighted Average Price at Grant
Outstanding at beginning of year	136	$ 29.04	139	$ 34.81	13	$ 377.90
PSUs granted	164	4.93	34	12.09	134	29.70
PSUs vested	(76)	29.70	(33)	29.70	—	—
PSUs canceled	(25)	29.70	(4)	80.00	(8)	627.36
Outstanding at end of year	199	$ 7.81	136	$ 29.04	139	$ 34.81

16. Redeemable Preferred Stock

Series J Redeemable Preferred Stock

The Company enters into equity distribution agreements with certain sales agents to sell from time-to-time shares of the Series J Redeemable Preferred Stock (the "Series J Preferred Stock"). Pursuant to such equity distribution agreements, the Company is offering a maximum of 20.0 million shares of Series J Preferred Stock or Series K Preferred Stock in a primary offering at a price of $25.00 per share. The Company is also offering a maximum of 8.0 million shares of the Series J Preferred Stock or Series K Preferred Stock pursuant to a dividend reinvestment plan (the "DRIP") at $25.00 per share (the "Stated Value").

The Series J Preferred Stock ranks senior to all classes or series of the Company's common stock and future junior securities, on a parity with each series of the Company's outstanding preferred stock (Series D Preferred Stock, Series F Preferred Stock, Series G Preferred Stock, Series H Preferred Stock, Series I Preferred Stock and Series K Preferred Stock) and with any future parity securities and junior to future senior securities and to all of the Company's existing and future indebtedness, with respect to the payment of dividends and the distribution of amounts upon liquidation, dissolution or winding up of the Company's affairs.

Holders of the Series J Preferred Stock shall not have any voting rights, except for if and whenever dividends on any shares of the Series J Preferred Stock shall be in arrears for 18 or more monthly periods, whether or not such quarterly periods are consecutive and the number of directors then constituting the board shall be increased by two and the holders of such shares of Series J Preferred Stock (voting together as a single class with all other classes or series of capital stock ranking on a parity with the Series J Preferred Stock) shall be entitled to vote for the election of the additional directors of the Company who shall each be elected for one-year terms.

Each share is redeemable at any time, at the option of the holder, at a redemption price of $25.00 per share, plus any accumulated, accrued, and unpaid dividends, less a redemption fee. Starting on the second anniversary, each share is redeemable at any time, at the option of the Company, at a redemption price of $25.00 per share, plus any accumulated, accrued, and unpaid dividends (with no redemption fee). The Company has the right, in its sole discretion, to redeem the shares in cash, or in an equal number of shares of common stock or any combination thereof, calculated based on the closing price per share for the single trading day prior to the date of redemption. The Series J Preferred Stock is also subject to conversion upon certain events constituting a change of control. Upon a change of control, the Company, at its option, may redeem, within 120 days, outstanding shares at a redemption price equal to the Stated Value plus an amount equal to any accrued but unpaid dividends. The Company must pay the redemption price in cash upon a change of control.

The redemption fee shall be an amount equal to:

- 8.0% of the stated value of $25.00 per share (the "Stated Value") beginning on the Original Issue Date (as defined in the Articles Supplementary) of the shares of the Series J Preferred Stock to be redeemed;

- 5.0% of the Stated Value beginning on the second anniversary from the Original Issue Date of the shares of the Series J Preferred Stock to be redeemed; and

- 0% of the Stated Value beginning on the third anniversary from the Original Issue Date of the shares of the Series J Preferred Stock to be redeemed.

The Series J Preferred Stock provides for cash dividends at an annual rate equal to 8.0% per annum of the Stated Value beginning on the date of the first settlement of the Series J Preferred Stock.

Dividends are payable on a monthly basis and payable in arrears on the 15th of each month (or, if such payment date is not a business day, the next succeeding business day) to holders of record at the close of business on the last business day of each month immediately preceding the applicable dividend payment date. Dividends will be computed on the basis of twelve 30-day months and a 360-day year.

The Company has a DRIP that allows participating holders to have their Series J Preferred Stock dividend distributions automatically reinvested in additional shares of the Series J Preferred Stock at a price of $25.00 per share.

The issuance activity of the Series J Preferred Stock is summarized below (in thousands):

	Year Ended December 31,	
	2023	**2022**
Series J Preferred Stock shares issued [1]	3,371	87
Net proceeds	$ 75,837	$ 1,959

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[1] Exclusive of shares issued under the DRIP.

The Series J Preferred Stock does not meet the requirements for permanent equity classification prescribed by the authoritative guidance because of certain cash redemption features that are outside of the Company's control. As such, the Series J Preferred Stock is classified outside of permanent equity.

At the date of issuance, the carrying amount of the Series J Preferred Stock was less than the redemption value. As a result of the Company's determination that redemption is probable, the carrying value will be adjusted to the redemption amount each reporting period.

The redemption value adjustment of Series J Preferred Stock is summarized below (in thousands):

	December 31, 2023	December 31, 2022
Series J Preferred Stock	$ 79,975	$ 2,004
Cumulative adjustments to Series J Preferred Stock [1]	3,473	926

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[1] Reflects the excess of the redemption value over the accumulated carrying value.

The following table summarizes dividends declared (in thousands):

	Year Ended December 31,	
	2023	**2022**
Series J Preferred Stock	$ 3,467	$ 18

The redemption activities of Series J Preferred stock is summarized below (in thousands):

	Year Ended December 31, 2023
Series J Preferred Stock shares redeemed	3
Redemption amount, net of redemption fees	$ 78

Series K Redeemable Preferred Stock

The Company enters into equity distribution agreements with certain sales agents to sell from time-to-time shares of the Series K Redeemable Preferred Stock (the "Series K Preferred Stock"). Pursuant to such equity distribution agreements, the Company is offering a maximum of 20.0 million shares of Series K Preferred Stock or Series J Preferred Stock in a primary offering at a price of $25.00 per share. The Company is also offering a maximum of 8.0 million shares of the Series K Preferred Stock or Series J Preferred Stock pursuant to the DRIP at the Stated Value.

The Series K Preferred Stock ranks senior to all classes or series of the Company's common stock and future junior securities, on a parity with each series of the Company's outstanding preferred stock (Series D Preferred Stock, Series F Preferred Stock, Series G Preferred Stock, Series H Preferred Stock, Series I Preferred Stock and Series J Preferred Stock) and with any future parity securities and junior to future senior securities and to all of the Company's existing and future indebtedness, with respect to the payment of dividends and the distribution of amounts upon liquidation, dissolution or winding up of the Company's affairs.

Holders of the Series K Preferred Stock shall not have any voting rights, except for if and whenever dividends on any shares of the Series K Preferred Stock shall be in arrears for 18 or more monthly periods, whether or not such quarterly periods are consecutive, and the number of directors then constituting the board shall be increased by two and the holders of such shares of Series K Preferred Stock (voting together as a single class with all other classes or series of capital stock ranking on a parity with the Series K Preferred Stock) shall be entitled to vote for the election of the additional directors of the Company who shall each be elected for one-year terms.

Each share is redeemable at any time, at the option of the holder, at a redemption price of $25.00 per share, plus any accumulated, accrued, and unpaid dividends, less a redemption fee. Starting on the second anniversary, each share is redeemable at any time, at the option of the Company, at a redemption price of $25.00 per share, plus any accumulated, accrued, and unpaid dividends (with no redemption fee). The Company has the right, in its sole discretion, to redeem the shares in cash, or in an equal number of shares of common stock or any combination thereof, calculated based on the closing price per share for the single trading day prior to the date of redemption. The Series K Preferred Stock is also subject to conversion upon certain events constituting a change of control. Upon a change of control, the Company, at its option, may redeem, within 120 days, outstanding shares at a redemption price equal to the Stated Value plus an amount equal to any accrued but unpaid dividends. The Company must pay the redemption price in cash upon a change of control.

The redemption fee shall be an amount equal to:

- 1.5% of the stated value of $25.00 per share (the "Stated Value") beginning on the Original Issue Date (as defined in the Articles Supplementary) of the shares of the Series K Preferred Stock to be redeemed; and

- 0% of the Stated Value beginning on the first anniversary from the Original Issue Date of the shares of the Series K Preferred Stock to be redeemed.

Holders of Series K Preferred Stock are entitled to receive cumulative cash dividends at the initial rate of 8.2% per annum of the Stated Value of $25.00 per share (equivalent to an annual dividend rate of $2.05 per share). Beginning one year from the date of original issuance of each share of Series K Preferred Stock and on each one-year anniversary thereafter for such share of Series K Preferred Stock, the dividend rate shall increase by 0.10% per annum; provided, however, that the dividend rate for any share of Series K Preferred Stock shall not exceed 8.7% per annum of the Stated Value.

Dividends are payable on a monthly basis in arrears on the 15th of each month (or, if such payment date is not a business day, on the next succeeding business day) to holders of record at the close of business on the last business day of each month immediately preceding the applicable dividend payment date. Dividends will be computed on the basis of twelve 30-day months and a 360-day year.

The Company has a DRIP that allows participating holders to have their Series K Preferred Stock dividend distributions automatically reinvested in additional shares of the Series K Preferred Stock at a price of $25.00 per share.

The issuance activity of the Series K Preferred Stock is summarized below (in thousands):

| | Year Ended December 31, | |
	2023	2022
Series K Preferred Stock shares issued [1]	192	2
Net proceeds	$ 4,664	$ 44

———
[1] Exclusive of shares issued under the DRIP.

The Series K Preferred Stock does not meet the requirements for permanent equity classification prescribed by the authoritative guidance because of certain cash redemption features that are outside of the Company's control. As such, the Series K Preferred Stock is classified outside of permanent equity.

At the date of issuance, the carrying amount of the Series K Preferred Stock was less than the redemption value. As a result of the Company's determination that redemption is probable, the carrying value will be adjusted to the redemption amount each reporting period.

The redemption value adjustment of Series K Preferred Stock is summarized below (in thousands):

	December 31, 2023	December 31, 2022
Series K Preferred Stock	$ 4,783	$ 44
Cumulative adjustments to Series K Preferred Stock [1]	146	20

————

[1] Reflects the excess of the redemption value over the accumulated carrying value.

The following table summarizes dividends declared (in thousands):

	Year Ended December 31,	
	2023	2022
Series K Preferred Stock	$ 191	$ 1

17. Related Party Transactions

Ashford Inc.

Advisory Agreement with Ashford Trust OP

Ashford LLC, a subsidiary of Ashford Inc., acts as our advisor. Our chairman, Mr. Monty J. Bennett, also serves as chairman of the board of directors and chief executive officer of Ashford Inc.

Under our advisory agreement, we pay advisory fees to Ashford LLC. Advisory fees consist of base fees and incentive fees. We pay a monthly base fee in an amount equal to 1/12 of (i) 0.70% of the Total Market Capitalization (as defined in our advisory agreement) of the Company for the prior month, plus (ii) the Net Asset Fee Adjustment (as defined in our advisory agreement), if any, on the last day of the prior month during which the advisory agreement was in effect; provided, however, that in no event shall the Base Fee (as defined in our advisory agreement) for any month be less than the Minimum Base Fee as provided by the advisory agreement. The Company shall pay the Base Fee or the Minimum Base Fee (as defined in our advisory agreement) on the fifth business day of each month.

The Minimum Base Fee for Ashford Trust for each quarter beginning January 1, 2021 is equal to the greater of:
　　(i) ninety percent (90%) of the base fee paid for the same month in the prior fiscal year and
　　(ii) 1/12th of the G&A Ratio (as defined in the advisory agreement) for the most recently completed fiscal quarter multiplied by the Company's Total Market Capitalization.

We are also required to pay Ashford LLC an incentive fee that is measured annually (or for a stub period if the advisory agreement is terminated at other than year-end). In each year that the Company's total shareholder return exceeds the average total shareholder return for the peer group, the Company shall pay to Ashford LLC an incentive fee. The incentive fee, if any, subject to the Fixed Coverage Charge Ratio Condition (as defined in the advisory agreement), shall be payable in arrears in three equal annual installments.

We also reimburse Ashford LLC for certain reimbursable overhead and internal audit, risk management advisory and asset management services, as specified in the advisory agreement. We also record equity-based compensation expense for equity grants of common stock and LTIP units awarded to officers and employees of Ashford LLC in connection with providing advisory services.

The following table summarizes the advisory services fees incurred (in thousands):

	Year Ended December 31,		
	2023	**2022**	**2021**
Advisory services fee			
Base advisory fee	$ 33,109	$ 34,802	$ 36,239
Reimbursable expenses [1]	12,473	9,851	6,934
Equity-based compensation [2]	3,268	5,244	9,140
Total advisory services fee	$ 48,850	$ 49,897	$ 52,313

_____

[1] Reimbursable expenses include overhead, internal audit, risk management advisory, asset management services and deferred cash awards.

[2] Equity-based compensation is associated with equity grants of Ashford Trust's common stock, LTIP units and Performance LTIP units awarded to officers and employees of Ashford LLC.

On September 27, 2022, an agreement was entered into by Ashford Inc., Ashford Trust and Braemar Hotels & Resorts Inc. ("Braemar") pursuant to which the Advisor is to implement the REITs cash management strategies. This will include actively managing the REITs excess cash by primarily investing in short-term U.S. Treasury securities. The annual fee is 20 basis points ("bps") of the average daily balance of the funds managed by the advisor and is payable monthly in arrears.

On January 14, 2021, we entered into the Second Amended and Restated Advisory Agreement with Ashford LLC (the "Second Amended and Restated Advisory Agreement"). The Second Amended and Restated Advisory Agreement amends and restates the terms of the Amended and Restated Advisory Agreement, dated June 10, 2015, as amended by the Enhanced Return Funding Program Agreement and Amendment No. 1 to the Amended and Restated Advisory Agreement, dated as of June 26, 2018 to, among other items: (i) revise the term and termination rights; (ii) fix the percentage used to calculate the base fee thereunder at 0.70% per annum; (iii) update the list of peer group members; (iv) suspend the requirement that we maintain a minimum Consolidated Tangible Net Worth (as defined in the Second Amended and Restated Advisory Agreement) until the first fiscal quarter beginning after June 30, 2023; and (v) revise the criteria that would constitute a Company Change of Control (as defined in the Second Amended and Restated Advisory Agreement) in order to provide us additional flexibility to dispose of underperforming assets. In connection with the transactions contemplated by the Oaktree Credit Agreement on January 15, 2021, we entered into a Subordination and Non-Disturbance Agreement with Ashford Inc. and Oaktree pursuant to which we agreed to subordinate to the prior repayment in full of all obligations under the Oaktree Credit Agreement: (1) prior to the later of: (i) the second anniversary of the Oaktree Credit Agreement; and (ii) the date accrued interest "in kind" is paid in full, advisory fees (other than reimbursable expenses) in excess of 80% of such fees paid during the fiscal year ended December 31, 2019; (2) any termination fee or liquidated damages amounts under the advisory agreement, or any amount owed under the enhanced return funding program in connection with the termination of the advisory agreement or sale or foreclosure of assets financed thereunder; and (3) any payments to Lismore in connection with the transactions contemplated by the Oaktree Credit Agreement.

On March 15, 2022, we entered into a Limited Waiver Under Advisory Agreement (the "2022 Limited Waiver") with Ashford Trust OP, Ashford TRS, Ashford Inc. and Ashford LLC. The Company, Ashford Trust OP, Ashford TRS and the Advisor are parties to the Second Amended and Restated Advisory Agreement, which (i) allocates responsibility for certain employee costs between us and our advisor and (ii) permits our board of directors to issue annual equity awards in the Company or Ashford Trust OP to employees and other representatives of our advisor based on achievement by the Company of certain financial or other objectives or otherwise as our board of directors sees fit. Pursuant to the 2022 Limited Waiver, the Company, Ashford Trust OP, Ashford TRS and the Advisor waived the operation of any provision in the advisory agreement that would otherwise have limited our ability, in our discretion and at our cost and expense, to award during the first and second fiscal quarters of calendar year 2022 cash incentive compensation to employees and other representatives of our advisor; provided that such awarded cash incentive compensation does not exceed $8.5 million, in the aggregate, during the waiver period.

On March 2, 2023, we entered into a second Limited Waiver Under Advisory Agreement (the "2023 Limited Waiver") with Ashford Trust OP, Ashford TRS, Ashford Inc. and Ashford LLC. Pursuant to the 2023 Limited Waiver, the Company, Ashford Trust OP, Ashford TRS and the Advisor waived the operation of any provision in the advisory agreement that would otherwise limit our ability, in our discretion and at our cost and expense, to award during the first and second fiscal quarters of calendar year 2023 cash incentive compensation to employees and other representatives of our advisor; provided that such awarded cash incentive compensation does not exceed $13.1 million, in the aggregate, during the waiver period.

On March 11, 2024, we entered into a Limited Waiver Under Advisory Agreement with Ashford Inc. and Ashford LLC (the "Advisory Agreement Limited Waiver"). Pursuant to the Advisory Agreement Limited Waiver, the Company, the Operating Partnership, TRS and the Advisor waive the operation of any provision in our advisory agreement that would otherwise limit the ability of the Company in its discretion, at the Company's cost and expense, to award during calendar year 2024, cash incentive compensation to employees and other representatives of the Advisor.

On March 12, 2024, we entered into the Third Amended and Restated Advisory Agreement with Ashford LLC (the "Third Amended and Restated Advisory Agreement"). The Third Amended and Restated Advisory Agreement amends and restates the terms of the Second Amended and Restated Advisory Agreement, dated January 14, 2021, to, among other items: (i) require the Company pay the advisor the Portfolio Company Fee (as defined in the Third Amended and Restated Advisory Agreement) upon certain specified defaults under the Company's loan agreements resulting in the foreclosure of the Company's hotel properties, (ii) provide that there shall be no additional payments to the advisor from the amendments to the master hotel management agreement with Remington Hospitality and the master project management agreement with Premier until the Oaktree Credit Agreement is paid in full, and limits, for a period of two years thereafter, the incremental financial impact to no more than $2 million per year in additional payments to the advisor from such amendments, (iii) reduces the Consolidated Tangible Net Worth covenant (as defined in the Third Amended and Restated Advisory Agreement) to $750 million (plus 75% of net equity proceeds received) from $1 billion (plus 75% of net equity proceeds received), (iv) revise the criteria that would constitute a Company Change of Control, (v) revise the definition of termination fee to provide for a minimum amount of such termination fee and (vi) revise the criteria that would constitute a voting control event.

Pursuant to the Company's hotel management agreements with each hotel management company, the Company bears the economic burden for casualty insurance coverage. Under the advisory agreement, Ashford Inc. secures casualty insurance policies to cover Ashford Trust, Braemar, Stirling OP, their hotel managers, as needed, and Ashford Inc. The total loss estimates included in such policies are based on the collective pool of risk exposures from each party. Ashford Inc. has managed the casualty insurance program and beginning in December 2023, Warwick Insurance Company ("Warwick"), a subsidiary of Ashford Inc., provides and manages the general liability, workers' compensation and business automobile insurance policies within the casualty insurance program. Each year Ashford Inc. collects funds from Ashford Trust, Braemar, Stirling OP and their respective hotel management companies, to fund the casualty insurance program as needed, on an allocated basis.

Advisory Agreement with Stirling OP

Stirling REIT Advisors, LLC ("Stirling Advisor"), a subsidiary of Ashford Inc., acts as Stirling OP's advisor. The Advisory Agreement was effective December 6, 2023.

Stirling Advisor is paid an annual management fee (payable monthly in arrears) of 1.25% of aggregate NAV represented by the Class T, Class S, Class D and Class I shares of Stirling Inc. Additionally, to the extent Stirling OP issues Class T, Class S, Class D or Class I operating partnership units to parties other than Stirling Inc., Stirling OP will pay Stirling Advisor a management fee equal to 1.25% of the aggregate NAV of Stirling OP attributable to such Class T, Class S, Class D and Class I operating partnership units not held by Stirling Inc. per annum payable monthly in arrears. No management fee will be paid with respect to Class E shares of Stirling Inc. or Class E units of Stirling OP. The management fee is allocated on a class-specific basis and borne by all holders of the applicable class. The management fee will be paid, at Stirling Advisor's election, in cash, Class E shares of Stirling Inc. or Class E units of Stirling OP. If Stirling Advisor elects to receive any portion of its management fee in Class E shares or Class E units of Stirling OP, Stirling Inc. may be obligated to repurchase such Class E shares of Stirling Inc. or Class E units of Stirling OP from Stirling Advisor at a later date. Such repurchases will be outside Stirling Inc.'s share repurchase plan and thus will not be subject to the repurchase limits of the share repurchase plan or any early repurchase deduction.

Stirling OP does not intend to pay Stirling Advisor any acquisition or other similar fees in connection with making investments. Stirling OP will, however, reimburse Stirling Advisor for out-of-pocket expenses in connection with the selection and acquisition of properties and real estate related debt, whether or not such investments are acquired, and make payments to third parties in connection with making investments. In addition to organization and offering expense and acquisition expense reimbursements, Stirling OP will reimburse Stirling Advisor for out-of-pocket costs and expenses it incurs in connection with the services it provides to Stirling Inc., including, but not limited to, (i) the actual cost of goods and services used by Stirling OP and obtained from third parties, including fees paid to administrators, consultants, attorneys, technology providers and other service providers, and brokerage fees paid in connection with the purchase and sale of investments, (ii) expenses of managing and operating Stirling OP's properties, whether payable to an affiliate or a non-affiliated person, and (iii) expenses related to personnel of Stirling Advisor performing services for Stirling OP other than those who provide investment advisory services or serve as executive officers of Stirling Inc.

The following table summarizes the advisory services fees incurred (in thousands):

	Year Ended December 31, 2023
Advisory services fee	
Base advisory fee	$ 67
Reimbursable expenses [1]	10
Total advisory services fee	$ 77

_____

[1] Reimbursable expenses include overhead, internal audit, risk management advisory, asset management services and deferred cash awards.

Lismore

We engage Lismore or its subsidiaries to provide debt placement services and assist with loan modifications on our behalf.

During June 2023, we entered into various 12-month agreements with Lismore to seek modifications or refinancings of certain mortgage loans of the Company. For the year ended December 31, 2023, we incurred fees of approximately $525,000 to Lismore in nonrefundable work fees and $406,000 of success fees. The unamortized nonrefundable work fees are included in "other assets" on the consolidated balance sheet, and are amortized on a straight line basis over the term of the agreements.

In addition to the above agreements, we engage Lismore or its subsidiaries to provide debt placement services and assist with loan modifications on our behalf. During the years ended December 31, 2023, 2022 and 2021, we made payments of $1.5 million, $863,000 and $784,000, respectively to Lismore.

Ashford Securities

On December 31, 2020, an Amended and Restated Contribution Agreement (the "Amended and Restated Contribution Agreement") was entered into by Ashford Inc., Ashford Trust and Braemar (collectively, the "Parties" and each individually a "Party") with respect to funding certain expenses of Ashford Securities LLC, a subsidiary of Ashford Inc. ("Ashford Securities"). Beginning on the effective date of the Amended and Restated Contribution Agreement, costs were allocated 50% to Ashford Inc., 50% to Braemar and 0% to Ashford Trust. Upon reaching the earlier of $400 million in aggregate preferred equity offerings raised, or June 10, 2023, there was to be a true up (the "Amended and Restated True-up Date") among Ashford Inc., Ashford Trust and Braemar whereby the actual amount contributed by each company will be based on the actual amount of capital raised by Ashford Inc., Ashford Trust and Braemar, respectively, through Ashford Securities (the resulting ratio of contributions among the Parties, the "Initial True-up Ratio"). On January 27, 2022, Ashford Trust, Braemar and Ashford Inc. entered into a Second Amended and Restated Contribution Agreement which provided for an additional $18 million in expenses to be reimbursed with all expenses allocated 45% to Ashford Trust, 45% to Braemar and 10% to Ashford Inc.

On February 1, 2023, Ashford Trust entered into a Third Amended and Restated Contribution Agreement, which provided that after the Amended and Restated True-Up Date, capital contributions for the remainder of fiscal year 2023 would be divided between each Party based on the Initial True-Up Ratio, there would be a true up reflecting amounts raised by Ashford Securities since June 10, 2019, and thereafter, the capital contributions would be divided among each Party in accordance the cumulative ratio of capital raised by the Parties. However, effective January 1, 2024, Ashford Trust entered into a Fourth Amended and Restated Contribution Agreement with Ashford Inc. and Braemar which states that, notwithstanding anything in the prior contribution agreements: (1) the Parties equally split responsibility for all aggregate contributions made by them to Ashford Securities through September 30, 2021 and (2) thereafter, their contributions for each quarter will be based on the ratio of the amounts raised by each Party through Ashford Securities the prior quarter compared to the total aggregate amount raised by the Parties through Ashford Securities the prior quarter. To the extent contributions made by any of the Parties through December 31, 2023 differed from the amounts owed pursuant to the foregoing, the Parties shall make true up payments to each other to settle the difference.

During the year ended December 31, 2022, the funding estimate was revised based on the latest capital raise estimates of the aggregate capital raised through Ashford Securities. As of December 31, 2022, Ashford Trust had funded approximately $6.2 million of which $126,000 of the pre-funded amount was included in "other assets" and $5.9 million was included in "due from Ashford Inc., net" on our consolidated balance sheet. In March 2023, Ashford Inc. paid $6.1 million to Ashford Trust as a result of the contribution true-up between the entities described above. As of December 31, 2023, Ashford Trust has funded approximately $180,000 and has a $3.1 million payable that is included in "due to Ashford Inc., net" on our consolidated balance sheet.

The table below summarizes the amount Ashford Trust has expensed related to reimbursed operating expenses of Ashford Securities (in thousands):

Line Item	Year Ended December 31,		
	2023	2022	2021
Corporate, general and administrative	$ 3,030	$ (2,617)	$ 19

Design and Construction Services - Ashford Trust

Premier Project Management LLC ("Premier"), as a subsidiary of Ashford Inc., provides design and construction services to our hotels, including construction management, interior design, architectural services, and the purchasing, freight management, and supervision of installation of FF&E and related services. Pursuant to the design and construction services agreement, we pay Premier: (a) design and construction fees of up to 4% of project costs; and (b) market service fees at current market rates with respect to construction management, interior design, architecture, FF&E purchasing, FF&E expediting/freight management, FF&E warehousing and FF&E installation and supervision.

On March 12, 2024, Ashford Hospitality Limited Partnership entered into an Amended and Restated Master Project Management Agreement with Premier (the "A&R PMA"). The provisions of the A&R PMA are substantially the same as the Master Project Management Agreement, dated as of August 8, 2018. The A&R PMA provides for an initial term of ten years as to each hotel governed by the A&R PMA. The term may be renewed by Premier, at its option, for three successive periods of seven years each, and, thereafter, a final term of four years, provided that at the time the option to renew is exercised, Premier is not then in default under the A&R PMA. The A&R PMA also (i) provides that fees will be payable monthly as the service is delivered based on percentage completion; (ii) allows a project management fee to be paid on a development, together with (and not in lieu of) the development fee; and (iii) fixes the fees for FF&E purchasing, expediting, freight management and warehousing at 8%.

Design and Construction Services - Stirling OP

The Master Project Management Agreement provides that Premier shall be paid a project management fee equal to 4% of the total project costs associated with the implementation of the capital improvement budget (both hard and soft) until such time that the capital improvement budget and/or renovation project involves the expenditure of an amount in excess of 5% of the gross revenues of the applicable hotel, whereupon the design project management fee shall be reduced to 3% of the total project costs in excess of the 5% of gross revenue threshold.

The Master Project Management Agreement provides that, Premier shall provide the following services, and shall be paid the following fees: (i) architecture (6.5% of total construction costs, plus reimbursement for all third-party, out-of-pocket costs and expenses of mechanical, electrical and structural engineering services utilized in providing architectural services for project management work); (ii) construction management for projects without a general contractor (10% of total construction costs); (iii) interior design (6% of the purchase price of FFE designed or selected by Premier); (iv) FFE purchasing (8% of the purchase price of the FFE purchased by Premier; provided that if the purchase price exceeds $2.0 million for a single hotel in a calendar year, then the procurement fee is reduced to 6% of the FFE purchase price in excess of $2.0 million for such hotel in such calendar year); (v) freight expediting (8% of the cost of expediting FFE); (vi) warehousing (8% of the cost of warehousing goods delivered to the job site); and (vi) development (4% of total project costs).

Hotel Management Services

At December 31, 2023, Remington Hospitality managed 61 of our 90 hotel properties and three of the four Stirling OP hotel properties.

We pay monthly hotel management fees equal to the greater of approximately $17,000 per hotel (increased annually based on consumer price index adjustments) or 3% of gross revenues as well as annual incentive management fees, if certain operational criteria were met, and other general and administrative expense reimbursements primarily related to accounting services.

On March 12, 2024, Ashford TRS Corporation entered into a Second Consolidated, Amended and Restated Hotel Master Management Agreement with Remington Hospitality (the "Second A&R HMA"). The provisions of the Second A&R HMA are substantially the same as in the Consolidated, Amended and Restated Hotel Master Management Agreement, dated as of August 8, 2018. The Second A&R HMA provides for an initial term of ten years as to each hotel governed by the Second A&R HMA. The term may be renewed by Remington Hospitality, at its option, for three successive periods of seven years each, and, thereafter, a final term of four years, provided that at the time the option to renew is exercised, Remington Hospitality is not then in default under the Second A&R HMA. The Second A&R HMA also provides that Remington Hospitality may charge market premiums for its self-insured health plans to its hotel employees, the cost of which is an operating expense of the hotel properties.

Enhanced Return Funding Program

The Enhanced Return Funding Program Agreement (the "ERFP Agreement") generally provides that Ashford LLC will make investments to facilitate the acquisition of properties by Ashford Trust OP that are recommended by Ashford LLC, in an aggregate amount of up to $50 million (subject to increase to up to $100 million by mutual agreement). The investments will equal 10% of the property acquisition price and will be made, either at the time of the property acquisition or at any time generally in the following three years, in exchange for hotel FF&E for use at the acquired property or any other property owned by Ashford Trust OP.

The initial term of the ERFP Agreement was two years (the "Initial Term"), unless earlier terminated pursuant to the terms of the ERFP Agreement. At the end of the Initial Term, the ERFP Agreement shall automatically renew for successive one-year periods (each such period a "Renewal Term") unless either Ashford Inc. or Ashford Trust provides written notice to the other at least 60 days in advance of the expiration of the Initial Term or Renewal Term, as applicable, that such notifying party intends not to renew the ERFP Agreement.

On April 20, 2021, the Company delivered written notice to Ashford LLC of its intention not to renew the ERFP Agreement. As a result, the ERFP Agreement terminated in accordance with its terms at the end of the current term on June 26, 2021.

Summary of Transactions

In accordance with our advisory agreement, our advisor, or entities in which our advisor has an interest, have a right to provide products or services to our hotels, provided such transactions are evaluated and approved by our independent directors. The following tables summarize the entities in which our advisor has an interest with which we or our hotel properties contracted for products and services, the amounts recorded by us for those services and the applicable classification on our consolidated financial statements (in thousands):

			Year Ended December 31, 2023				
Company	**Product or Service**	**Total**	**Investments in Hotel Properties, net [1]**	**Indebtedness, net [2]**	**Other Assets [4]**	**Other Hotel Revenue**	**Management Fees**
Ashford LLC	Insurance claims services	$ 9	$ —	$ —	$ —	$ —	$ —
Ashford Securities	Capital raise services/Broker dealer expense	5,120	—	—	—	—	—
INSPIRE	Audio visual commissions	9,955	—	—	—	10,064	—
Lismore Capital	Debt placement and related services	2,444	—	767	525	—	—
OpenKey	Mobile key app	122	—	—	—	—	—
Premier	Design and construction services	22,961	21,106	—	—	—	—
Pure Wellness	Hypoallergenic premium rooms	1,393	—	—	—	—	—
Remington Hospitality	Hotel management services [3]	57,587	—	—	—	—	30,787

Company	Product or Service	Year Ended December 31, 2023						
		Total	Other Hotel Expenses	Property Taxes, Insurance and Other	Advisory Services Fee	Corporate, General and Administrative	Write-off of premiums, loan costs and exit fees	Preferred Stock
Ashford LLC	Insurance claims services	$ 9	$ —	$ 9	$ —	$ —	$ —	$ —
Ashford Securities	Capital raise services/Broker dealer expense	5,120	—	—	—	3,030	—	2,090
INSPIRE	Audio visual commissions	9,955	—	—	—	109	—	—
Lismore Capital	Debt placement and related services	2,444	—	—	—	—	1,152	—
OpenKey	Mobile key app	122	122	—	—	—	—	—
Premier	Design and construction services	22,961	—	—	1,855	—	—	—
Pure Wellness	Hypoallergenic premium rooms	1,393	1,393	—	—	—	—	—
Remington Hospitality	Hotel management services [3]	57,587	26,800	—	—	—	—	—

Company	Product or Service	Year Ended December 31, 2022				
		Total	Investments in Hotel Properties, net [1]	Other Hotel Revenue	Management Fees	Other Hotel Expenses
Ashford LLC	Insurance claims services	$ 17	$ —	$ —	$ —	$ —
Ashford Securities	Capital raise services	(2,566)	—	—	—	—
Ashford Securities	Dealer manager fees	44	—	—	—	—
INSPIRE	Audio visual commissions	7,973	—	7,973	—	—
Lismore Capital	Debt placement and related services	1,631	—	—	—	—
OpenKey	Mobile key app	121	—	—	—	121
Premier	Design and construction services	18,776	17,482	—	—	—
Pure Wellness	Hypoallergenic premium rooms	1,294	—	—	—	1,294
Remington Hospitality	Hotel management services [3]	49,762	—	—	23,856	25,906

Company	Product or Service	Year Ended December 31, 2022					
		Total	Preferred Stock	Property Taxes, Insurance and Other	Advisory Services Fee	Corporate, General and Administrative	Write-off of Premiums, Loan Costs and Exit Fees
Ashford LLC	Insurance claims services	$ 17	$ —	$ 17	$ —	$ —	$ —
Ashford Securities	Capital raise services	(2,566)	51	—	—	(2,617)	—
Ashford Securities	Dealer manager fees	44	44	—	—	—	—
INSPIRE	Audio visual commissions	7,973	—	—	—	—	—
Lismore Capital	Debt placement and related services	1,631	—	—	—	—	1,631
OpenKey	Mobile key app	121	—	—	—	—	—
Premier	Design and construction services	18,776	—	—	1,294	—	—
Pure Wellness	Hypoallergenic premium rooms	1,294	—	—	—	—	—
Remington Hospitality	Hotel management services [3]	49,762	—	—	—	—	—

Company	Product or Service	Year Ended December 31, 2021					
		Total	Investments in Hotel Properties, net [1]	Indebtedness, net [2]	Other Assets	Other Hotel Revenue	Management Fees
Ashford LLC	Insurance claims services	$ 74	$ —	$ —	$ —	$ —	$ —
Ashford Securities	Capital raise services	19	—	—	—	—	—
INSPIRE	Audio visual commissions	2,993	—	—	—	2,993	—
Lismore Capital	Debt placement and related services	7,220	—	784	792	—	—
Lismore Capital	Broker services	955	—	955	—	—	—
OpenKey	Mobile key app	121	—	—	—	—	—
Premier	Design and construction services	5,940	5,192	—	—	—	—
Pure Wellness	Hypoallergenic premium rooms	1,366	—	—	—	—	—
Remington Hospitality	Hotel management services [3]	35,526	—	—	—	—	17,754

Company	Product or Service	Year Ended December 31, 2021					
		Total	Other Hotel Expenses	Property Taxes, Insurance and Other	Advisory Services Fee	Corporate, General and Administrative	Write-off of Premiums, Loan Costs and Exit Fees
Ashford LLC	Insurance claims services	$ 74	$ —	$ 74	$ —	$ —	$ —
Ashford Securities	Capital raise services	19	—	—	—	19	—
INSPIRE	Audio visual commissions	2,993	—	—	—	—	—
Lismore Capital	Debt placement and related services	7,220	—	—	—	—	5,644
Lismore Capital	Broker services	955	—	—	—	—	—
OpenKey	Mobile key app	121	121	—	—	—	—
Premier	Design and construction services	5,940	—	—	748	—	—
Pure Wellness	Hypoallergenic premium rooms	1,366	1,366	—	—	—	—
Remington Hospitality	Hotel management services [3]	35,526	17,772	—	—	—	—

_____

[1] Recorded in FF&E and depreciated over the estimated useful life.

[2] Recorded as deferred loan costs, which are included in "indebtedness, net" on our consolidated balance sheets and amortized over the initial term of the applicable loan agreement.

[3] Other hotel expenses include incentive hotel management fees and other hotel management costs.

[4] The Lismore fees in "other assets" on our consolidated balance sheets are amortized to "write-off of premiums, loan costs and exit fees."

The following table summarizes amounts due (to) from Ashford Inc. (in thousands):

Company	Product or Service	Due (to) from Ashford Inc.	
		December 31, 2023	December 31, 2022
Ashford LLC	Advisory services [1]	$ (2,289)	$ (1,831)
Ashford LLC	Insurance claims services	(5)	(3)
Ashford LLC	Casualty insurance	(4,057)	—
Ashford Securities	Capital raise services/Broker dealer expense	(3,140)	5,951
INSPIRE	Audio visual	(1,238)	(1,650)
OpenKey	Mobile key app	(9)	(12)
Premier	Design and construction services	(2,507)	(1,966)
Pure Wellness	Hypoallergenic premium rooms	(17)	(3)
		$ (13,262)	$ 486

[1] Includes liabilities associated with assets held for sale as of December 31, 2023.

As of December 31, 2023, due to related parties, net included a net payable to Remington Hospitality in the amount of $5.9 million primarily related to accrued base and incentive management fees and casualty insurance premiums.

As of December 31, 2022, due from related parties, net included a net receivable from Remington Hospitality in the amount of $5.4 million, primarily related to advances made by Ashford Trust and accrued base and incentive management fees.

18. Commitments and Contingencies

Restricted Cash—Under certain management and debt agreements for our hotel properties existing at December 31, 2023, escrow payments are required for insurance, real estate taxes, and debt service. In addition, for certain properties based on the terms of the underlying debt and management agreements, we escrow generally 4% to 6% of gross revenues for capital improvements. From time to time, the Company may work with its property managers and lenders in order to utilize lender and manager held reserves to fund operating shortfalls.

Franchise Fees—Under franchise agreements for our hotel properties existing at December 31, 2023, we pay franchisor royalty fees between 3% and 6% of gross rooms revenue and, in some cases, 1% to 3% of food and beverage revenues. Additionally, we pay fees for marketing, reservations, and other related activities aggregating between 1% and 4% of gross rooms revenue and, in some cases, food and beverage revenues. These franchise agreements expire on varying dates between 2024 and 2047. When a franchise term expires, the franchisor has no obligation to renew the franchise. In addition, if we breach the franchise agreement and the franchisor terminates a franchise prior to its expiration date, we may be liable for up to three times the average annual fees incurred for that property.

The table below summarizes the franchise fees incurred (in thousands):

	Year Ended December 31,		
Line Item	2023	2022	2021
Other hotel expenses	$ 64,437	$ 59,195	$ 39,633

Management Fees—Under hotel management agreements for our hotel properties existing at December 31, 2023, we pay monthly hotel management fees equal to the greater of approximately $17,000 per hotel (increased annually based on consumer price index adjustments) or 3% of gross revenues, or in some cases 2% to 7% of gross revenues, as well as annual incentive management fees, if applicable. These hotel management agreements expire from 2025 through 2038, with renewal options. If we terminate a hotel management agreement prior to its expiration, we may be liable for estimated management fees through the remaining term and liquidated damages or, in certain circumstances, we may substitute a new management agreement.

Leases—We lease land and facilities under non-cancelable operating and finance leases, which expire between 2054 and 2084, including two ground leases related to two hotels and one lease that encompasses the Hilton Marietta. These leases are subject to base rent plus contingent rent based on each hotel property's financial results and escalation clauses. Additionally, other leases have certain contingent rentals included. See note 19. See discussion of the 815 Commerce MM failed sale and leaseback in note 4.

Capital Commitments—At December 31, 2023, we had capital commitments of $59.7 million, including commitments that will be satisfied with insurance proceeds, relating to general capital improvements that are expected to be paid in the next twelve months.

Potential Pension Liabilities—Upon our 2006 acquisition of a hotel property, certain employees of such hotel were unionized and covered by a multi-employer defined benefit pension plan. At that time, no unfunded pension liabilities existed. Subsequent to our acquisition, a majority of employees, who are employees of the hotel manager, Remington Hospitality, petitioned the employer to withdraw recognition of the union. As a result of the decertification petition, Remington Hospitality withdrew recognition of the union. At the time of the withdrawal, the National Retirement Fund, the union's pension fund, indicated unfunded pension liabilities existed. The National Labor Relations Board filed a complaint against Remington Hospitality seeking, among other things, a ruling that Remington Hospitality's withdrawal of recognition was unlawful. The pension fund entered into a settlement agreement with Remington Hospitality on November 1, 2011, providing that Remington Hospitality will continue to make monthly pension fund payments pursuant to the collective bargaining agreement. As of December 31, 2023, Remington Hospitality continues to comply with the settlement agreement by making the appropriate monthly pension fund payments. If Remington Hospitality does not comply with the settlement agreement, we have agreed to indemnify Remington Hospitality for the payment of the unfunded pension liability, if any, as set forth in the settlement agreement equal to $1.7 million minus the monthly pension payments made by Remington Hospitality since the settlement agreement. To illustrate, if Remington Hospitality - as of the date a final determination occurs - has made monthly pension payments equaling $100,000, Remington Hospitality's remaining withdrawal liability would be the unfunded pension liability of $1.7 million minus $100,000 (or $1.6 million). This remaining unfunded pension liability would be paid to the pension fund in annual installments of $84,000 (but may be made monthly or quarterly, at Remington Hospitality's election), which shall continue for the remainder of 20 years, which is capped, unless Remington Hospitality elects to pay the unfunded pension liability amount earlier.

Income Taxes—We and our subsidiaries file income tax returns in the federal jurisdiction and various states. Tax years 2019 through 2023 remain subject to potential examination by certain federal and state taxing authorities.

Litigation—On December 20, 2016, a class action lawsuit was filed against one of the Company's hotel management companies in the Superior Court of the State of California in and for the County of Contra Costa alleging violations of certain California employment laws, which class action affects nine hotels owned by subsidiaries of the Company. The court has entered an order granting class certification with respect to: (i) a statewide class of non-exempt employees of our manager who were allegedly deprived of rest breaks as a result of our manager's previous written policy requiring its employees to stay on premises during rest breaks; and (ii) a derivative class of non-exempt former employees of our manager who were not paid for allegedly missed breaks upon separation from employment. Notices to potential class members were sent out on February 2, 2021. Potential class members had until April 4, 2021 to opt out of the class; however, the total number of employees in the class has not been definitively determined and is the subject of continuing discovery. The opt out period has been extended until such time that discovery has concluded. In May 2023 the trial court requested additional briefing from the parties to determine whether the case should be maintained, dismissed, or the class de-certified. After submission of the briefs, the court requested that the parties submit stipulations for the court to rule upon. On February 13, 2024, the judge ordered the parties to submit additional briefing related to on-site breaks. While we believe it is reasonably possible that we may incur a loss associated with this litigation, because there remains uncertainty under California law with respect to a significant legal issue, discovery relating to class members continues, and the trial judge retains discretion to award lower penalties than set forth in the applicable California employment laws, we do not believe that any potential loss to the Company is reasonably estimable at this time. As of December 31, 2023, no amounts have been accrued.

We are also engaged in other legal proceedings that have arisen but have not been fully adjudicated. To the extent the claims giving rise to these legal proceedings are not covered by insurance, they relate to the following general types of claims: employment matters, tax matters and matters relating to compliance with applicable law (for example, the Americans with Disability Act and similar state laws). The likelihood of loss from these legal proceedings is based on the definitions within contingency accounting literature. We recognize a loss when we believe the loss is both probable and reasonably estimable. Based on the information available to us relating to these legal proceedings and/or our experience in similar legal proceedings, we do not believe the ultimate resolution of these proceedings, either individually or in the aggregate, will have a material adverse effect on our consolidated financial position, results of operations, or cash flow.

During the quarter ended September 30, 2023, we had a cyber incident that resulted in the potential exposure of certain employee personal information. We have completed an investigation and have identified certain employee information that may have been exposed, but we have not identified that any customer information was exposed. All systems have been restored. We believe that we maintain a sufficient level of insurance coverage related to such events, and the related incremental costs incurred to date are immaterial. In February of 2024, two class action lawsuits were filed related to the cyber incident. The suits are currently pending in the U.S. District Court for the Northern District of Texas. We intend to vigorously defend these matters and do not believe that any potential loss is reasonably estimable at this time. It is reasonably possible that the Company may incur additional costs related to the matter, but we are unable to predict with certainty the ultimate amount or range of potential loss.

Our assessment may change depending upon the development of any current or future legal proceedings, and the final results of such legal proceedings cannot be predicted with certainty. If we ultimately do not prevail in one or more of these legal matters, and the associated realized losses exceed our current estimates of the range of potential losses, our consolidated financial position, results of operations, or cash flows could be materially adversely affected in future periods.

19. Leases

The majority of our leases, as lessee, are operating ground leases. We also have operating equipment leases, such as copier and vehicle leases, at our hotel properties. Some leases include one or more options to renew, with renewal terms that can extend the lease term from one year to 99 years. The exercise of lease renewal options is at our sole discretion. Some leases have variable payments, however, if variable payments are contingent, they are not included in the ROU assets and liabilities.

In December 2022, the Company acquired the lease of a single hotel property in Marietta, Georgia. The lease is considered a finance lease and resulted in an increase to "investments in hotel properties, net" and "finance lease liabilities" of approximately $19.0 million, inclusive of transaction costs, and $18.8 million, respectively.

The discount rate used to calculate the lease liability and ROU asset related to our ground leases is based on our incremental borrowing rate ("IBR"), as the rate implicit in each lease is not readily determinable. The IBR is determined at commencement of the lease, or upon modification of the lease, as the interest rate a lessee would have to pay to borrow on a fully collateralized basis over a similar term and at an amount equal to the lease payments in a similar economic environment.

As of December 31, 2023 and 2022, our leased assets and liabilities consisted of the following (in thousands):

	Lease Classification	December 31, 2023	December 31, 2022
Assets			
Operating lease right-of-use assets	Operating lease right-of-use assets	$ 44,047	$ 43,921
Finance lease assets	Investments in hotel properties, net	17,269	18,972
Total leased assets		$ 61,316	$ 62,893
Liabilities			
Operating lease liabilities	Operating lease liabilities	$ 44,765	$ 44,661
Finance lease liabilities	Finance lease liabilities	18,469	18,847
Total leased liabilities		$ 63,234	$ 63,508

We incurred the following lease costs related to our leases (in thousands):

		Year Ended December 31,		
Lease cost	**Classification**	**2023**	**2022**	**2021**
Operating lease cost				
Rent expense	Hotel operating expenses - other [1]	$ 4,351	$ 4,714	$ 4,665
Finance lease cost				
Amortization of lease assets	Depreciation and amortization	$ 537	$ 26	$ —

[1] For the years ended December 31, 2023, 2022, and 2021, operating lease cost includes approximately $1.1 million, $1.2 million and $1.1 million, respectively, of variable lease cost associated primarily with the ground leases and $(15,000), $181,000 and $211,000, respectively of net amortization costs related to the intangible assets and liabilities that were reclassified to "operating lease right-of-use assets" upon adoption of ASC 842. The change in net intangible amortization costs from 2022 to 2023 was primarily due to certain leases with intangible balances reaching maturity in 2023. Short-term lease costs in aggregate are immaterial.

Other information related to leases is as follows:

	Year Ended December 31,		
Supplemental Cash Flows Information	**2023**	**2022**	**2021**
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases (in thousands)	$ 2,647	$ 2,713	$ 2,824
Weighted Average Remaining Lease Term			
Operating leases [1]	67 years	67 years	68 years
Finance lease [2]	31 years	32 years	—
Weighted Average Discount Rate			
Operating leases [1]	5.26 %	5.14 %	5.14 %
Finance lease	10.68 %	10.68 %	— %

[1] Calculated using the lease term, excluding extension options, and our calculated discount rates of the ground leases and owner managed leases.

[2] The weighted-average remaining lease term includes the lease term of our finance lease with the City of Marietta which terminates December 31, 2054.

Future minimum lease payments due under non-cancellable leases as of December 31, 2023 were as follows (in thousands):

	Operating Leases	Finance Lease
2024	$ 3,102	$ 2,411
2025	3,085	2,411
2026	3,057	2,284
2027	3,017	1,904
2028	3,017	1,904
Thereafter	180,660	51,917
Total future minimum lease payments [1]	195,938	62,831
Less: interest	151,173	44,362
Present value of lease liabilities	$ 44,765	$ 18,469

_____

[1] Based on payment amounts as of December 31, 2023.

20. Income Taxes

For U.S. federal income tax purposes, we elected to be treated as a REIT under the Code. To qualify as a REIT, we must meet certain organizational and operational stipulations, including a requirement that we distribute at least 90% of our REIT taxable income, excluding net capital gains, to our stockholders. We currently intend to adhere to these requirements and maintain our REIT status. If we fail to qualify as a REIT in any taxable year, we will be subject to U.S. federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not qualify as a REIT for four years that are subsequently taxable. Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes as well as to federal income and excise taxes on our undistributed taxable income.

At December 31, 2023, our 90 hotel properties and four Stirling OP hotel properties were leased or owned by our wholly owned or majority owned subsidiaries that are treated as taxable REIT subsidiaries for U.S. federal income tax purposes. Ashford TRS recognized net book income (loss) of $3.7 million, $44.2 million and $31.1 million for the years ended December 31, 2023, 2022 and 2021, respectively.

The following table reconciles the income tax (expense) benefit at statutory rates to the actual income tax (expense) benefit recorded (in thousands):

	Year Ended December 31,		
	2023	2022	2021
Income tax (expense) benefit at federal statutory income tax rate of 21%	$ (761)	$ (9,291)	$ (6,513)
State income tax (expense) benefit, net of U.S. federal income tax benefit	(311)	(1,219)	(413)
Permanent differences	(168)	(2,342)	(238)
Provision to return adjustment	15	1,971	60
Gross receipts and margin taxes	(958)	(506)	(199)
Interest and penalties	184	(199)	(18)
Valuation allowance	1,099	5,250	1,373
Total income tax (expense) benefit	$ (900)	$ (6,336)	$ (5,948)

The components of income tax (expense) benefit are as follows (in thousands):

	Year Ended December 31,		
	2023	2022	2021
Current:			
Federal	$ (195)	$ (4,616)	$ (4,950)
State	(733)	(1,773)	(885)
Total current income tax (expense) benefit	(928)	(6,389)	(5,835)
Deferred:			
Federal	28	53	(113)
State	—	—	—
Total deferred income tax (expense) benefit	28	53	(113)
Total income tax (expense) benefit	$ (900)	$ (6,336)	$ (5,948)

For the years ended December 31, 2023, 2022 and 2021 income tax expense includes interest and penalties paid to/ (received from) taxing authorities of $(184,000), $199,000 and $18,000, respectively. At December 31, 2023 and 2022, we determined that there were no material amounts to accrue for interest and penalties due to taxing authorities.

At December 31, 2023 and 2022, our deferred tax asset (liability) and related valuation allowance consisted of the following (in thousands):

	December 31,	
	2023	**2022**
Deferred tax assets:		
Allowance for doubtful accounts	$ 274	$ 104
Unearned income	812	950
Federal and state net operating losses	23,071	22,367
Capital loss carryforward	5,659	7,440
Accrued expenses	1,598	1,781
Tax derivatives basis greater than book basis	307	315
Operating lease liability	2,295	2,368
Other	271	321
Deferred tax assets	34,287	35,646
Valuation allowance	(29,302)	(31,205)
Net deferred tax asset	4,985	4,441
Deferred tax liabilities:		
Prepaid expenses	(31)	(22)
Investment in partnership	(487)	—
Operating lease right-of-use assets	(2,295)	(2,368)
Tax property basis less than book basis	(2,576)	(2,483)
Deferred tax liabilities	(5,389)	(4,873)
Net deferred tax asset (liability)	$ (404)	$ (432)

At December 31, 2023, we had TRS NOLs for U.S. federal income tax purposes of $94.2 million, however $90.2 million of our NOLs are subject to limitation in the amount of approximately $7.3 million per year through 2025, and $1.2 million per year thereafter under Section 382 of the Internal Revenue Code. NOLs become subject to an annual limitation in the event of certain cumulative changes in the ownership of significant shareholders over a three-year period in excess of 50%, as defined under Section 382 of the Internal Revenue Code. The remaining $4.0 million of our TRS NOLs are not subject to the limitations of Section 382. In total $9.6 million of our TRS NOLs are subject to expiration and will begin to expire in 2024. The remainder was generated after December 31, 2017 and are not subject to expiration under the Tax Cuts and Jobs Act. At December 31, 2023, we had NOLs for U.S. federal income tax purposes of $1.2 billion based on the latest filed tax returns. Utilization of the REIT NOLs subject to Section 382 are limited to approximately $37.2 million per year through 2025, and $9.4 million per year thereafter. $425.2 million of our net operating loss carryforwards will begin to expire in 2024 and are available to offset future taxable income, if any, through 2036. The remainder were generated after December 31, 2017 and are not subject to expiration under the Tax Cuts and Jobs Act.

At December 31, 2023 and 2022, we maintained a valuation allowance of $29.3 million and $31.2 million, respectively. At December 31, 2023 and 2022, we have reserved certain deferred tax assets of our TRS entities as we believe it is more likely than not that these deferred tax assets will not be realized. We considered all available evidence, both positive and negative. We concluded that the objectively verifiable negative evidence of a history of consolidated losses and the limitations imposed by the Code on the utilization of net operating losses of acquired subsidiaries outweigh the positive evidence. We believe this treatment is appropriate considering the nature of the intercompany transactions and leases between the REIT and its subsidiaries and that the current level of taxable income at the TRS is primarily attributable to our current transfer pricing arrangements. The transfer pricing arrangements are renewed upon expiration. All existing leases were extended and terms amended in 2020 to reflect the economic impact of COVID-19. Outside consultants prepared the transfer pricing studies supporting the rents from the leases. Outside consultants will continue to provide transfer pricing studies on any newly acquired properties. The intercompany rents are determined in accordance with the arms' length transfer pricing standard, taking into account the cost of ownership to the REIT among other factors. We do not recognize deferred tax assets and a valuation allowance for the REIT since the REIT distributes its taxable income as dividends to stockholders, and in turn, the stockholders incur income taxes on those dividends.

The following table summarizes the changes in the valuation allowance (in thousands):

	Year Ended December 31,		
	2023	2022	2021
Balance at beginning of year	$ 31,205	$ 38,810	$ 40,029
Additions	—	—	—
Deductions	(1,903)	(7,605)	(1,219)
Balance at end of year	$ 29,302	$ 31,205	$ 38,810

21. Deferred Costs, net

Deferred costs, net consist of the following (in thousands):

	December 31,	
	2023	2022
Deferred franchise fees	$ 3,171	$ 3,171
Deferred loan costs	—	5,479
Total costs	3,171	8,650
Accumulated amortization	(1,363)	(5,985)
Deferred costs, net	$ 1,808	$ 2,665

22. Intangible Assets, net and Intangible Liabilities, net

Intangible assets, net and intangible liabilities, net consisted of the following (in thousands):

	Intangible Assets, net		Intangible Liabilities, net	
	December 31,		December 31,	
	2023	2022	2023	2022
Cost	$ 797	$ 797	$ 2,723	$ 2,723
Accumulated amortization	—	—	(706)	(626)
	$ 797	$ 797	$ 2,017	$ 2,097

The intangible assets represent the acquisition of the permanent exclusive docking easement for riverfront land located in front of the Hyatt Savannah hotel in Savannah, Georgia. This intangible asset is not subject to amortization and has a carrying value of $797,000 as of December 31, 2023 and 2022.

As of December 31, 2023 and 2022, intangible liabilities, net represents below market rate leases where the Company is the lessor. For the years ended December 31, 2023, 2022 and 2021 we recorded $80,000, $80,000, and $80,000, respectively, of other revenue related to leases where we are the lessor.

Estimated future amortization for intangible liabilities for each of the next five years and thereafter is as follows (in thousands):

2024	$ 36
2025	32
2026	32
2027	32
2028	32
Thereafter	1,853
Total	$ 2,017

23. Concentration of Risk

Our investments are primarily concentrated within the hotel industry. Our investment strategy is predominantly focused on investing in upper upscale full-service hotels in the United States that have RevPAR generally less than twice the national average. During 2023, approximately 12% of our total hotel revenue was generated from nine hotel properties located in the Washington D.C. area. All hotel properties securing our mortgage loans are located domestically at December 31, 2023. Accordingly, adverse conditions in the hotel industry will have a material adverse effect on our operating and investment revenues and cash available for distribution to stockholders.

Financial instruments that potentially subject us to significant concentrations of credit risk consist principally of cash and cash equivalents. We are exposed to credit risk with respect to cash held at various financial institutions that are in excess of the FDIC insurance limits of $250,000 and amounts due or payable under our derivative contracts. At December 31, 2023, we have exposure risk related to our derivative contracts. Our counterparties are investment grade financial institutions.

24. Segment Reporting

We operate in one business segment within the hotel lodging industry: direct hotel investments. Direct hotel investments refer to owning hotel properties through either acquisition or new development. We report operating results of direct hotel investments on an aggregate basis as substantially all of our hotel investments have similar economic characteristics. As of December 31, 2023 and December 31, 2022, all of our hotel properties were domestically located.

25. Subsequent Events

On March 1, 2024, the Company received notice that the hotel properties securing the KEYS A and KEYS B loan pools have been transferred to a court-appointed receiver.

On March 6, 2024, the Company completed the sale of the Residence Inn in Salt Lake City, Utah for approximately $19.2 million. As of December 31, 2023, the carrying value of the building and FF&E was approximately $11.9 million at December 31, 2023. The Company also repaid approximately $19 million of principal on its mortgage loan partially secured by the hotel property.

On March 11, 2024, we entered into Amendment No. 3 to the Oaktree Credit Agreement which, among other items, (i) extends the Credit Agreement to January 15, 2026, (ii) removes the $50 million minimum cash requirement, (iii) removes the 3% increase in the interest rate if cash is below $100 million, (iv) removes the provision in which a default under mortgage indebtedness is a default under the Credit Agreement, (v) increases the interest rate by 3.5% if the principal balance is not less than $100 million as of September 30, 2024 or not fully repaid by March 31, 2025, (vi) terminates all "delayed draw" term loan commitments and the unused fees thereon, (vii) provides for a mandatory prepayment of the Credit Agreement at the end of each calendar quarter in the amount by which unrestricted cash exceeds $75 million for the first three quarters of 2024, $50 million for the fourth quarter of 2024, and $25 million for each quarter thereafter, (viii) provides for a mandatory prepayment of the Credit Agreement in an amount equal to 50% of all net proceeds raised from the issuance of equity, including non-traded preferred stock (increased to 100% of such net proceeds if the principal balance is not less than $100 million as of September 30, 2024 or not fully repaid by March 31, 2025), (ix) removes the option to pay the exit fee in the form of common stock warrants, (x) requires the exit fee to be paid in the form of a 15% cash exit fee (payable entirely in cash), which exit fee shall be reduced to 12.5% if the Oaktree Credit Agreement is repaid on or before September 30, 2024, (xi) requires the Company to use commercially reasonable efforts to sell fifteen specified hotels, (xii) if the principal balance is not less than $100 million as of September 30, 2024 or not fully repaid by March 31, 2025, requires the Company to sell eight specified hotels at a minimum sales price within six months, with the net sales proceeds to be applied as a prepayment of the Credit Agreement, (xiii) requires the Company to use commercially reasonable efforts to refinance the Renaissance Nashville hotel property, and (xiv) limits the Company's ability to perform discretionary capital expenditures.

On March 11, 2024, the Company and Ashford Trust OP, as borrower (the "Borrower") entered into that certain Limited Waiver to Credit Agreement (the "Limited Waiver to Credit Agreement") with the guarantors party thereto, the lenders party thereto (the "Lenders") and Oaktree Fund Administration, LLC, as administrative agent. Pursuant to the Limited Waiver to Credit Agreement, the Borrower, the other Loan Parties (as defined in the Oaktree Credit Agreement), the Lenders and the Administrative Agent acknowledged and agreed that:

(a) certain deferred cash grants were or are being awarded to employees and/or officers of the Advisor and/or their affiliates pursuant to equity compensation plans during 2022, 2023 and 2024, in aggregate amounts of $7,950,817 in 2022,

$13,063,844 in 2023 and $14,880,846 in 2024 (i.e., $35,895,507 in the aggregate) (the "Specified Deferred Cash Grants"), which the parties agreed may be made (and were or are being made) in lieu of deferred stock grants that would otherwise be permitted and made under the terms of the Advisory Agreement;

(b) accordingly, (i) the departure from the terms of the Advisory Agreement in making the Specified Deferred Cash Grants as described in the foregoing clause (a) shall be deemed to be permitted under Section 7.13(b) of the Credit Agreement; provided, however, the Borrower and the other Loan Parties agree that actual cash payments made under the Specified Deferred Cash Grants, together with any other Restricted Payments (as defined in the Oaktree Credit Agreement) made pursuant to Section 7.06(f) of the Oaktree Credit Agreement, shall not exceed $30,000,000 in the aggregate unless and until the Borrower has repaid in full the principal amount of the Loans, including any Cash Exit Fee Loans (as such terms are defined in the Oaktree Credit Agreement); (ii) the Lenders and the Administrative Agent waive non-compliance with Section 7.13(b), if any, prior to March 11, 2024, which resulted or would result (absent the waiver) from the making of the Specified Deferred Cash Grants in accordance with the foregoing provisions of Section 2 of the Limited Waiver to Credit Agreement, and (iii) effective from March 11, 2024 Section 7.13(b) shall be deemed to be amended to permit the Specified Deferred Cash Grants in accordance with the foregoing provisions of Section 2 of the Limited Waiver to Credit Agreement; and

(c) the waiver contained in the Limited Waiver to Credit Agreement shall be effective only in this instance and for the specific purpose for which it was intended and shall not be deemed to be a consent to any other transaction or matter or waiver of compliance in the future, or a waiver of any preceding or succeeding breach of the same or any other covenant or provision of the Oaktree Credit Agreement.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, our management has evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2023 ("Evaluation Date"). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective (i) to ensure that information required to be disclosed in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms; and (ii) to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of our internal control over financial reporting. The internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and our expenditures are being made only in accordance with authorizations of management and our directors and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making the assessment of the effectiveness of our internal control over financial reporting, management has utilized the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, (2013 framework) ("COSO").

Based on management's assessment of these criteria, we concluded that, as of December 31, 2023, our internal control over financial reporting was effective. The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by BDO USA, P.C., an independent registered public accounting firm, as stated in their report which appears in this Annual Report on Form 10-K.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in our internal controls over financial reporting that occurred during the fiscal quarter ended December 31, 2023, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

<p style="text-align: center;">**Report of Independent Registered Public Accounting Firm**</p>

Stockholders and Board of Directors
Ashford Hospitality Trust, Inc.
Dallas, Texas

Opinion on Internal Control over Financial Reporting

We have audited Ashford Hospitality Trust, Inc.'s (the "Company's") internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income (loss), equity (deficit), and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and schedule and our report dated March 14, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 9A, Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of internal control over financial reporting in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ BDO USA, P.C.

Dallas, Texas
March 14, 2024

Item 9B. *Other Information*

During the three months ended December 31, 2023, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading agreement" or "non-Rule 10b5-1 trading agreement," as each term is defined in Item 408(a) of Regulation S-K.

Entry into a Material Definitive Agreement

Third Amended and Restated Advisory Agreement

On March 12, 2024, we entered into the Third Amended and Restated Advisory Agreement with Ashford LLC (the "Third Amended and Restated Advisory Agreement"). The Third Amended and Restated Advisory Agreement amends and restates the terms of the Second Amended and Restated Advisory Agreement, dated January 14, 2021, to, among other items: (i) require the Company pay the advisor the Portfolio Company Fee (as defined in the Third Amended and Restated Advisory Agreement) upon certain specified defaults under the Company's loan agreements resulting in the foreclosure of the Company's hotel properties, (ii) provide that there shall be no additional payments to the advisor from the amendments to the master hotel management agreement with Remington Hospitality and the master project management agreement with Premier until the Oaktree Credit Agreement is paid in full, and limits, for a period of two years thereafter, the incremental financial impact to no more than $2 million per year in additional payments to the advisor from such amendments, (iii) reduces the Consolidated Tangible Net Worth covenant (as defined in the Third Amended and Restated Advisory Agreement) to $750 million (plus 75% of net equity proceeds received) from $1 billion (plus 75% of net equity proceeds received), (iv) revise the criteria that would constitute a Company Change of Control, (v) revise the definition of termination fee to provide for a minimum amount of such termination fee and (vi) revise the criteria that would constitute a voting control event.

Second Consolidated, Amended and Restated Hotel Master Management Agreement

On March 12, 2024, Ashford TRS Corporation entered into a Second Consolidated, Amended and Restated Hotel Master Management Agreement with Remington Hospitality (the "Second A&R HMA"). The provisions of the Second A&R HMA are substantially the same as in the Consolidated, Amended and Restated Hotel Master Management Agreement, dated as of August 8, 2018. The Second A&R HMA provides for an initial term of ten years as to each hotel governed by the Second A&R HMA. The term may be renewed by Remington Hospitality, at its option, for three successive periods of seven years each, and, thereafter, a final term of four years, provided that at the time the option to renew is exercised, Remington Hospitality is not then in default under the Second A&R HMA. The Second A&R HMA also provides that Remington Hospitality may charge market premiums for its self-insured health plans to its hotel employees, the cost of which is an operating expense of the hotel properties.

Amended and Restated Master Project Management Agreement

On March 12, 2024, Ashford Hospitality Limited Partnership entered into an Amended and Restated Master Project Management Agreement with Premier (the "A&R PMA"). The provisions of the A&R PMA are substantially the same as the Master Project Management Agreement, dated as of August 8, 2018. The A&R PMA provides for an initial term of ten years as to each hotel governed by the A&R PMA. The term may be renewed by Premier, at its option, for three successive periods of seven years each, and, thereafter, a final term of four years, provided that at the time the option to renew is exercised, Premier is not then in default under the A&R PMA. The A&R PMA also (i) provides that fees will be payable monthly as the service is delivered based on percentage completion; (ii) allows a project management fee to be paid on a development, together with (and not in lieu of) the development fee; and (iii) fixes the fees for FF&E purchasing, expediting, freight management and warehousing at 8%.

Amendment No. 3 to Oaktree Credit Agreement

On March 11, 2024, we entered into Amendment No. 3 to the Oaktree Credit Agreement which, among other items, (i) extends the Credit Agreement to January 15, 2026, (ii) removes the $50 million minimum cash requirement, (iii) removes the 3% increase in the interest rate if cash is below $100 million, (iv) removes the provision in which a default under mortgage indebtedness is a default under the Credit Agreement, (v) increases the interest rate by 3.5% if the principal balance is not less than $100 million as of September 30, 2024 or not fully repaid by March 31, 2025, (vi) terminates all "delayed draw" term loan commitments and the unused fees thereon, (vii) provides for a mandatory prepayment of the Credit Agreement at the end of each calendar quarter in the amount by which unrestricted cash exceeds $75 million for the first three quarters of 2024, $50 million for the fourth quarter of 2024, and $25 million for each quarter thereafter, (viii) provides for a mandatory prepayment of the Credit Agreement in an amount equal to 50% of all net proceeds raised from the issuance of equity, including non-traded preferred stock (increased to 100% of such net proceeds if the principal balance is not less than $100 million as of September 30, 2024 or not fully repaid by March 31, 2025), (ix) removes the option to pay the exit fee in the form of common stock warrants, (x) requires the exit fee to be paid in the form of a 15% cash exit fee (payable entirely in cash), which exit fee shall be reduced to 12.5% if the Oaktree Credit Agreement is repaid on or before September 30, 2024, (xi) requires the Company to use commercially reasonable efforts to sell fifteen specified hotels, (xii) if the principal balance is not less than $100 million as of September 30, 2024 or not fully repaid by March 31, 2025, requires the Company to sell eight specified hotels at a minimum sales price within six months, with the net sales proceeds to be applied as a prepayment of the Credit Agreement, (xiii) requires the Company to use commercially reasonable efforts to refinance the Renaissance Nashville hotel property, and (xiv) limits the Company's ability to perform discretionary capital expenditures.

Limited Waiver Under Advisory Agreement

On March 11, 2024, we entered into a Limited Waiver Under Advisory Agreement with Ashford Inc. and Ashford LLC (the "Advisory Agreement Limited Waiver"). Pursuant to the Advisory Agreement Limited Waiver, the Company, the Operating Partnership, TRS and the Advisor waive the operation of any provision in our advisory agreement that would otherwise limit the ability of the Company in its discretion, at the Company's cost and expense, to award during calendar year 2024, cash incentive compensation to employees and other representatives of the Advisor.

Limited Waiver to Credit Agreement

On March 11, 2024, the Company and Ashford Trust OP, as borrower (the "Borrower") entered into that certain Limited Waiver to Credit Agreement (the "Limited Waiver to Credit Agreement") with the guarantors party thereto, the lenders party thereto (the "Lenders") and Oaktree Fund Administration, LLC, as administrative agent. Pursuant to the Limited Waiver to Credit Agreement, the Borrower, the other Loan Parties (as defined in the Oaktree Credit Agreement), the Lenders and the Administrative Agent acknowledged and agreed that:

(a) certain deferred cash grants were or are being awarded to employees and/or officers of the Advisor and/or their affiliates pursuant to equity compensation plans during 2022, 2023 and 2024, in aggregate amounts of $7,950,817 in 2022, $13,063,844 in 2023 and $14,880,846 in 2024 (i.e., $35,895,507 in the aggregate) (the "Specified Deferred Cash Grants"), which the parties agreed may be made (and were or are being made) in lieu of deferred stock grants that would otherwise be permitted and made under the terms of the Advisory Agreement;

(b) accordingly, (i) the departure from the terms of the Advisory Agreement in making the Specified Deferred Cash Grants as described in the foregoing clause (a) shall be deemed to be permitted under Section 7.13(b) of the Credit Agreement; provided, however, the Borrower and the other Loan Parties agree that actual cash payments made under the Specified Deferred Cash Grants, together with any other Restricted Payments (as defined in the Oaktree Credit Agreement) made pursuant to Section 7.06(f) of the Oaktree Credit Agreement, shall not exceed $30,000,000 in the aggregate unless and until the Borrower has repaid in full the principal amount of the Loans, including any Cash Exit Fee Loans (as such terms are defined in the Oaktree Credit Agreement); (ii) the Lenders and the Administrative Agent waive non-compliance with Section 7.13(b), if any, prior to March 11, 2024, which resulted or would result (absent the waiver) from the making of the Specified Deferred Cash Grants in accordance with the foregoing provisions of Section 2 of the Limited Waiver to Credit Agreement, and (iii) effective from March 11, 2024 Section 7.13(b) shall be deemed to be amended to permit the Specified Deferred Cash Grants in accordance with the foregoing provisions of Section 2 of the Limited Waiver to Credit Agreement; and

(c) the waiver contained in the Limited Waiver to Credit Agreement shall be effective only in this instance and for the specific purpose for which it was intended and shall not be deemed to be a consent to any other transaction or matter or waiver of compliance in the future, or a waiver of any preceding or succeeding breach of the same or any other covenant or provision of the Oaktree Credit Agreement.

The foregoing descriptions of the Third Amended and Restated Advisory Agreement, the Second A&R HMA, the A&R PMA, Amendment No. 3 to Oaktree Credit Agreement, the Advisory Agreement Limited Waiver and the Limited Waiver to Credit Agreement contained in this Item 9B do not purport to be complete and are subject to and qualified in their entirety by the full text of the agreements, copies of which are attached hereto as Exhibit 10.64, Exhibit 10.65, Exhibit 10.66, Exhibit 10.67, Exhibit 10.68 and Exhibit 10.69, respectively, and are incorporated herein by reference.

Item 9C. *Disclosure Regarding Foreign Jurisdictions That Prevent Inspections*

Not applicable.

**PART III**

Item 10. *Directors, Executive Officers and Corporate Governance*

The required information is incorporated by reference from the Proxy Statement pertaining to our 2024 Annual Meeting of Stockholders, to be filed with the SEC pursuant to Regulation 14A promulgated under the Exchange Act not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

Item 11.   *Executive Compensation*

The required information is incorporated by reference from the Proxy Statement pertaining to our 2024 Annual Meeting of Stockholders, to be filed with the SEC pursuant to Regulation 14A promulgated under the Exchange Act not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

Item 12.   *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The required information is incorporated by reference from the Proxy Statement pertaining to our 2024 Annual Meeting of Stockholders, to be filed with the SEC pursuant to Regulation 14A promulgated under the Exchange Act not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

Item 13.   *Certain Relationships and Related Transactions, and Director Independence*

The required information is incorporated by reference from the Proxy Statement pertaining to our 2024 Annual Meeting of Stockholders, to be filed with the SEC pursuant to Regulation 14A promulgated under the Exchange Act not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

Item 14.   *Principal Accountant Fees and Services*

The required information is incorporated by reference from the Proxy Statement pertaining to our 2024 Annual Meeting of Stockholders, to be filed with the SEC pursuant to Regulation 14A promulgated under the Exchange Act not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

PART IV

Item 15.   *Exhibits, Financial Statement Schedules*

(a), (c) Financial Statement Schedules

See Item 8, "Financial Statements and Supplementary Data," on pages 66 through 128 hereof, for our consolidated financial statements and report of independent registered public accounting firm.

The following financial statement schedule is included herein on pages 142 through 145 hereof.

Schedule III – Real Estate and Accumulated Depreciation

All other financial statement schedules have been omitted because such schedules are not required under the related instructions, such schedules are not significant, or the required information has been disclosed elsewhere in the consolidated financial statements and related notes thereto.

(b)   Exhibits

Exhibit	Description
2.1	Separation and Distribution Agreement, dated October 31, 2014, by and between Ashford Hospitality Trust, Inc., Ashford OP Limited Partner LLC, Ashford Hospitality Limited Partnership, Ashford Inc. and Ashford Hospitality Advisors LLC (incorporated by reference to Exhibit 2.1 to Form 8-K, filed on November 6, 2014, for the event dated October 31, 2014) (File No. 001-31775)
3.1	Articles of Amendment and Restatement, as amended by Amendment Number One to Articles of Amendment and Restatement (incorporated by reference to Exhibit 4.6 to Registration Statement on Form S-3 filed May 15, 2015)
3.2	Amendment Number Two to Articles of Amendment and Restatement (incorporated by reference to Exhibit 3.1 to the Registrant's Form 8-K, filed on May 22, 2017) (File No. 00131775)
3.3	Articles of Amendment to the Company's charter (incorporated by reference to Exhibit 3.1 to the Registrant's Form 8-K, filed on July 1, 2020) (File No. 001-31775)
3.4	Articles of Amendment to the Articles of Amendment and Restatement of the Company (incorporated by reference to Exhibit 3.1 to the Registrant's Form 8-K, filed on July 16, 2021) (File No. 001-31775)
3.5	Second Amended and Restated Bylaws, as amended by Amendment No. 1 on October 26, 2014, by Amendment No. 2 on October 19, 2015, by Amendment No. 3 on August 2, 2016 by Amendment No. 4 on March 17, 2022 and by Amendment No. 5 on February 23, 2023 by Amendment No. 6 on August 8, 2023 and by Amendment No. 7 on February 27, 2024, adopted on February 27, 2024 (incorporated by reference to Exhibit 3.2 to the Registrant's Form 8-K, filed on March 1, 2024) (File No. 01-31775)
4.1	Form of Certificate for Common Stock (incorporated by reference to Exhibit 4.1 of Form S-11/A, filed on August 20, 2003) (File No. 001-31775)
4.1.1	Articles Supplementary for Series A Cumulative Preferred Stock, dated September 15, 2004 (incorporated by reference to Exhibit 4.1.1 of Form 10-K, filed on February 28, 2012) (File No. 001-31775)
4.1.2	Form of Certificate of Series A Cumulative Preferred Stock (incorporated by reference to Exhibit 4.1.2 of Form 10-K, filed on February 28, 2012) (File No. 001-31775)
4.2.1	Articles Supplementary for Series D Cumulative Preferred Stock, dated July 17, 2007 (incorporated by reference to Exhibit 3.5 to the Registrant's Form 8-A, filed July 17, 2007)
4.2.2	Form of Certificate of Series D Cumulative Preferred Stock (incorporated by reference to Exhibit 4.2 to the Registrant's Form 8-A, filed July 17, 2007)
4.3.1	Articles Supplementary for Series E Cumulative Preferred Stock, dated April 15, 2011 (incorporated by reference to Exhibit 3.6 to the Registrant's Form 8-A, filed April 18, 2011)
4.3.2	Form of Certificate of Series E Cumulative Preferred Stock (incorporated by reference to Exhibit 4.2 to the Registrant's Form 8-A, filed April 18, 2011)
4.4	Articles Supplementary for Series F Cumulative Preferred Stock, accepted for record and certified by the Maryland State Department of Assessments and Taxation on July 11, 2016 (incorporated by reference to Exhibit 3.1 to the Registrant's Form 8-K, filed July 12, 2016) (File No. 001-31775)
4.5	Articles Supplementary for Series G Cumulative Preferred Stock, accepted for record and certified by the Maryland State Department of Assessments and Taxation on October 17, 2016 (incorporated by reference to Exhibit 3.1 to the Registrant's Form 8-K, filed on October 18, 2016) (File No. 001-31775)
4.6	Articles Supplementary for Series H Cumulative Preferred Stock, accepted for record and certified by the Maryland State Department of Assessments and Taxation on August 18, 2017 (incorporated by reference to Exhibit 3.1 to the Registrant's Form 8-K, filed on August 22, 2017) (File No. 001-31775)
4.7	Articles Supplementary for Series I Cumulative Preferred Stock, accepted for record and certified by the Maryland State Department of Assessments and Taxation on November 14, 2017 (incorporated by reference to Exhibit 3.1 to the Registrant's Form 8-K, filed on November 14, 2017) (File No. 001-31775)
4.8	Articles Supplementary establishing the Series J Preferred Stock, accepted for record and certified by the SDAT on September 14, 2022 (incorporated by reference to Exhibit 3.1 to the Registrant's Form 8-K, filed on September 14, 2022) (File No. 001-31775)
4.9	Articles Supplementary establishing the Series K Preferred Stock, accepted for record and certified by the SDAT on September 14, 2022 (incorporated by reference to Exhibit 3.2 to the Registrant's Form 8-K, filed on September 14, 2022) (File No. 001-31775)
4.10*	Description of Securities
10.1	Seventh Amended and Restated Agreement of Limited Partnership of Ashford Hospitality Limited Partnership (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K, filed on April 15, 2016) (File No. 001-31775)
10.1.2	Amendment No. 1 to Seventh Amended and Restated Agreement of Limited Partnership of Ashford Hospitality Limited Partnership, dated July 12, 2016 (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K, filed on July 12, 2016) (File No. 001-31775)

Exhibit	Description
10.1.3	Amendment No. 2 to Seventh Amended and Restated Agreement of Limited Partnership of Ashford Hospitality Limited Partnership, dated October 18, 2016 (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K, filed on October 18, 2016) (File No. 001-31775)
10.1.4	Amendment No. 3 to Seventh Amended and Restated Agreement of Limited Partnership of Ashford Hospitality Limited Partnership, dated August 25, 2017 (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K, filed on August 25, 2017) (File No. 001-31775)
10.1.5	Amendment No. 4 to Seventh Amended and Restated Agreement of Limited Partnership of Ashford Hospitality Limited Partnership, dated November 17, 2017 (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K, filed on November 17, 2017) (File No. 001-31775)
10.1.6	Amendment No. 5 to Seventh Amended and Restated Agreement of Limited Partnership of Ashford Hospitality Limited Partnership, dated December 13, 2017 (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K, filed on December 14, 2017) (File No. 001-31775)
10.1.7	Amendment No. 6 to Seventh Amended and Restated Agreement of Limited Partnership of Ashford Hospitality Limited Partnership, dated as of February 26, 2019 (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K, filed on April 29, 2022) (File No. 001-31775).
10.1.8	Amendment No. 7 to Seventh Amended and Restated Agreement of Limited Partnership of Ashford Hospitality Limited Partnership, dated July 15, 2020 (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K, filed on July 15, 2020) (File No. 001-31775)
10.1.9	Amendment No. 8 to the Seventh Amended and Restated Agreement of Limited Partnership of Ashford Hospitality Limited Partnership, dated December 9, 2020 (incorporated by reference to Exhibit 99.1 to the Registrant's Form 8-K, filed on December 15, 2020) (File No. 001-31775)
10.1.10	Amendment No. 9 to Seventh Amended and Restated Agreement of Limited Partnership of Ashford Hospitality Limited Partnership, dated as of July 16, 2021 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on July 16, 2021)
10.1.11	Amendment No. 10 to Seventh Amended and Restated Agreement of Limited Partnership of Ashford Hospitality Limited Partnership, dated as of April 28, 2022 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the SEC on April 29, 2022)
10.1.12	Amendment No. 11 to the Seventh Amended and Restated Agreement of Limited Partnership of Ashford Hospitality Limited Partnership, dated as of September 14, 2022 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on September 14, 2022)
10.2.1†	2011 Stock Incentive Plan of Ashford Hospitality Trust, Inc. dated May 17, 2011 (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K, filed on May 20, 2011, for the event dated May 17, 2011) (File No. 001-31775)
10.2.1.1†	Amendment No. 1 to 2011 Incentive Stock Plan of Ashford Hospitality Trust, Inc., dated May 13, 2014 (incorporated by reference to Exhibit 10.2 of Form 8-K, filed on May 19, 2014) (File No. 001-31775)
10.2.1.2†	Amendment No. 2. to 2011 Incentive Stock Plan of Ashford Hospitality Trust, Inc., dated August 2, 2016 (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K, filed August 8, 2016) (File No.001-31775)
10.2.1.3†	Amendment No. 3 to 2011 Incentive Stock Plan of Ashford Hospitality Trust, Inc., dated May 16, 2017 (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K, filed May 22, 2017) (File No.001-31775)
10.2.1.4†	Amendment No. 4 to 2011 Incentive Stock Plan of Ashford Hospitality Trust, Inc., dated July 15, 2020 (incorporated by reference to Exhibit 10.2 to the Registrant's Form 8-K, filed on July 15, 2020) (File No. 001-31775)
10.2.2.1†	2021 Stock Incentive Plan of Ashford Hospitality Trust, Inc., as amended and restated through May 10, 2022 (incorporated by reference to Exhibit 10.1 to the Registrant's Form S-8, filed on May 11, 2022) (File No. 001-31775)
10.2.2.2†	Form of 2023 Deferred Cash Award Agreement (incorporated by reference to Exhibit 10.2.2.2 to the Registrant's Form 10-K, filed on March 10, 2023) (File No. 001-31775)
10.2.2.3†	Form of 2023 Performance Stock Unit Award Agreement (incorporated by reference to Exhibit 10.2.2.4 to the Registrant's Form 10-K, filed on March 10, 2023) (File No. 001-31775)
10.2.2.4†	Form of 2023 Performance LTIP Unit Award Agreement (incorporated by reference to Exhibit 10.2.2.4 to the Registrant's Form 10-K, filed on March 10, 2023) (File No. 001-31775)
10.2.5†	Second Amended and Restated Employment Agreement, by and among Ashford Inc., Ashford Hospitality Advisors, LLC, and J. Robison Hays, III, dated as of January 4, 2021 (incorporated by reference to Exhibit 99.1 of Form 8-K, filed on January 5, 2021) (File No. 001-31775)
10.3	Non-Compete/Services Agreement, dated as of March 21, 2008, between Ashford Hospitality Trust, Inc. and Archie Bennett, Jr. (incorporated by reference to Exhibit 10.4 of Form 10-K, filed on March 3, 2014) (File No. 001-31775)
10.4	Chairman Emeritus Agreement, dated January 7, 2013, between Ashford Hospitality Trust, Inc. Ashford Hospitality Limited Partnership, and Archie Bennett, Jr. (incorporated by reference to Exhibit 10.1 of Form 8-K filed on January 9, 2013) (File No. 001-31775)
10.5.1	Hotel Management Agreement between Remington Management, L.P. and Ashford TRS companies (incorporated by reference to Exhibit 10.6.1 of Form 10-K, filed on February 28, 2012) (File No. 001-31775)
10.5.2	Hotel Master Management Agreement between Remington Lodging & Hospitality, LLC and PHH TRS Corporation (incorporated by reference to Exhibit 10.6.2 of Form 10-K, filed on February 28, 2012) (File No. 001-31775)

Exhibit	Description
10.6	Form of Lease Agreement between Ashford Hospitality Limited Partnership and Ashford TRS Corporation (incorporated by reference to Exhibit 10.11 of Form S-11/A, filed on July 31, 2003) (File No. 001-31775)
10.7	Indemnity Agreement dated March 10, 2011, between the Registrant and Remington Lodging & Hospitality, LLC (incorporated by reference to Exhibit 10.31 to the Registrant's Form 10-Q, filed on May 10, 2011) (File No. 001-31775)
10.8	Right of First Offer Agreement between Ashford Hospitality Trust, Inc. and Ashford Hospitality Prime, Inc., dated November 19, 2013 (incorporated by reference to Exhibit 10.6 of Form 8-K, filed on November 25, 2013, for the event dated November 19, 2013) (File No. 001-31775)
10.9	Option Agreement Pier House Resort by and between Ashford Hospitality Prime Limited Partnership and Ashford Hospitality Limited Partnership with respect to the Properties Entities, and Ashford TRS Corporation and Ashford Prime TRS Corporation with respect to the TRS Entity, dated November 19, 2013 (incorporated by reference to Exhibit 10.7 of Form 8-K, filed on November 25, 2013, for the event dated November 19, 2013) (File No. 001-31775)
10.10	Option Agreement Crystal Gateway Marriott by and between Ashford Hospitality Prime Limited Partnership and Ashford Hospitality Limited Partnership with respect to the Properties Entities, and Ashford TRS Corporation and Ashford Prime TRS Corporation with respect to the TRS Entity, dated November 19, 2013 (incorporated by reference to Exhibit 10.8 of Form 8-K, filed on November 25, 2013, for the event dated November 19, 2013) (File No. 001-31775)
10.11	Registration Rights Agreement by and between Ashford Hospitality Prime, Inc., Ashford Hospitality Limited Partnership and Ashford Hospitality Advisors LLC, dated November 19, 2013 (incorporated by reference to Exhibit 10.9 of Form 8-K, filed on November 25, 2013, for the event dated November 19, 2013) (File No. 001-31775)
10.12	Assignment, Assumption and Admission Agreement, dated as of September 10, 2014, by and between Ashford Hospitality Advisors LLC and Monty Bennett, regarding the sale of Class B company interests of AIM Management Holdco, LLC (incorporated by reference to Exhibit 10.3 of Form 8-K, filed on September 10, 2014, for the event dated September 10, 2014) (File No. 001-31775)
10.13	Assignment, Assumption and Admission Agreement, dated as of September 10, 2014, by and between Ashford Hospitality Advisors LLC and Rob Hays, regarding the sale of Class B company interests of AIM Management Holdco, LLC (incorporated by reference to Exhibit 10.4 of Form 8-K, filed on September 10, 2014, for the event dated September 10, 2014) (File No. 001-31775)
10.14	Assignment, Assumption and Admission Agreement, dated as of September 10, 2014, by and between Ashford Hospitality Advisors LLC and Monty Bennett, regarding the sale of Class B limited partnership interests of AIM Performance Holdco, LP (incorporated by reference to Exhibit 10.5 of Form 8-K, filed on September 10, 2014, for the event dated September 10, 2014) (File No. 001-31775)
10.15	Assignment, Assumption and Admission Agreement, dated as of September 10, 2014, by and between Ashford Hospitality Advisors LLC and Rob Hays, regarding the sale of Class B limited partnership interests of AIM Performance Holdco, LP (incorporated by reference to Exhibit 10.6 of Form 8-K, filed on September 10, 2014, for the event dated September 10, 2014) (File No. 001-31775)
10.16	Amended and Restated Limited Liability Company Agreement of Ashford Hospitality Advisors LLC (incorporated by reference to Exhibit 10.1 of Form 8-K, filed on October 15, 2014) (File No. 001-31775)
10.17	Third Amended and Restated Limited Partnership Agreement of AIM Performance Holdco, LP (incorporated by reference to Exhibit 10.1 of Form 8-K, filed on November 6, 2014, for the event dated November 5, 2014) (File No. 001-31775)
10.18	Second Amended and Restated Limited Liability Company Operating Agreement of AIM Management Holdco, LLC (incorporated by reference to Exhibit 10.2 of Form 8-K, filed on November 6, 2014, for the event dated November 5, 2014) (File No. 001-31775)
10.19	Tax Matters Agreement, dated October 31, 2014, between Ashford Inc., Ashford Hospitality Advisors LLC, Ashford Hospitality Trust, Inc. and Ashford Hospitality Limited Partnership (incorporated by reference to Exhibit 10.1 to Form 8-K, filed on November 6, 2014, for the event dated October 31, 2014) (File No. 001-31775)
10.20.1	Amended and Restated Advisory Agreement, dated as of June 10, 2015, by and between Ashford Hospitality Trust, Inc., Ashford Hospitality Limited Partnership, Ashford TRS Corporation, Ashford Inc. and Ashford Hospitality Advisors LLC (incorporated by reference to Exhibit 10.1 of Form 8-K, filed on June 12, 2015) (File No. 001-31775)
10.20.2	Enhanced Return Funding Program Agreement and Amendment No. 1 to the Amended and Restated Advisory Agreement, dated June 26, 2018, among Ashford Hospitality Trust, Inc., Ashford Hospitality Limited Partnership, Ashford TRS Corporation, Ashford Inc. and Ashford Hospitality Advisors LLC, dated June, 26, 2018, incorporated by reference to Exhibit 10.1 of the Company's Form 8-K filed on June 26, 2018 (File No. 001-31775)
10.20.3	Extension Agreement to Enhanced Return Funding Program Agreement and Amendment No. 1 to the Amended and Restated Advisory Agreement, dated March 13, 2020, by and among Ashford Hospitality Trust, Inc., Ashford Hospitality Limited Partnership, Ashford TRS Corporation, Ashford Inc., and Ashford Hospitality Advisors LLC (incorporated by reference to Exhibit 10.2 of Form 8-K filed on March 16, 2020)
10.20.4	Side Letter, dated as of December 16, 2022, by and among, Ashford Hospitality Trust, Inc., Ashford Hospitality Limited Partnership, Ashford TRS Corporation, Ashford Hospitality Advisors LLC and Ashford Inc. (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K, filed on December 21, 2022) (File No. 001-31775)
10.20.5	Second Amended and Restated Advisory Agreement, dated as of January 14, 2021, by and between Ashford Hospitality Trust, Inc., Ashford Hospitality Limited Partnership, Ashford TRS Corporation, Ashford Inc. and Ashford Hospitality Advisors LLC. (incorporated by reference to Exhibit 10.1 of Form 8-K filed on January 15, 2021)

Exhibit	Description
10.20.6	Limited Waiver Under Advisory Agreement, dated as of March 15, 2022, by and among Ashford Hospitality Trust, Inc., Ashford Hospitality Limited Partnership, Ashford TRS Corporation, Ashford Inc., and Ashford Hospitality Advisors LLC (incorporated by reference to Exhibit 10.1 of Form 8-K filed on March 16, 2022)
10.21	Assignment and Assumption Agreement, dated as of November 12, 2014 by and between Ashford Hospitality Trust, Inc., Ashford Hospitality Limited Partnership and Ashford Hospitality Advisors LLC (incorporated by reference to Exhibit 10.2 to Form 8-K, filed on November 18, 2014, for the event dated November 12, 2014) (File No. 001-31775)
10.22	Licensing Agreement, dated as of November 12, 2014 by and between Ashford Hospitality Advisors LLC, Ashford Hospitality Trust, Inc. and Ashford Hospitality Limited Partnership (incorporated by reference to Exhibit 10.3 to Form 8-K, filed on November 18, 2014, for the event dated November 12, 2014) (File No. 001-31775)
10.23	Letter Agreement dated December 14, 2014, between PRISA III Investments, LLC, a Delaware limited liability company and Ashford Hospitality Limited Partnership, a Delaware limited partnership (incorporated by reference to Exhibit 10.1 to Form 8-K, filed on December 19, 2014) (File No. 001-31775)
10.24	Letter Agreement, dated September 17, 2015, by and between Ashford Hospitality Trust, Inc., and Ashford Inc. (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K filed on September 18, 2015) (File No. 001-31775)
10.25	Restricted Stock Award Agreement, dated February 20, 2017, by and between Ashford Hospitality Trust, Inc. and Douglas A. Kessler (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K filed on February 21, 2017) (File No. 001-31775).
10.26	Amended and Restated Employment Agreement, dated as of February 20, 2017, by and among Ashford Inc., Ashford Hospitality Advisors LLC and Douglas A. Kessler (incorporated by reference to Exhibit 10.2 to the Registrant's Form 8-K filed on February 21, 2017) (File No. 001-31775)
10.27	Indemnification Agreement, dated as of February 20, 2017, by and between Ashford Hospitality Trust, Inc. and Douglas A. Kessler (incorporated by reference to Exhibit 10.3 to the Registrant's Form 8-K filed on February 21, 2017) (File No. 001-31775).
10.28	Loan Agreement, dated as of June 13, 2018, between Bank of America, N.A., Barclays Bank PLC and Morgan Stanley Bank, N.A., as lenders, and Ashford Tipton Lakes LP, Ashford Scottsdale LP, Ashford Phoenix Airport LP, Ashford Hawthorne LP, Ashford San Jose LP, Ashford LV Hughes Center LP and Ashford Plymouth Meeting LP, as borrowers (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K filed on June 19, 2018) (File No. 001-31775)
10.29	Senior Mezzanine Loan Agreement, dated June 13, 2018, between Bank of America, N.A., Barclays Bank PLC and Morgan Stanley Mortgage Capital Holdings LLC, as lenders, and Ashford Senior A LLC, as borrower (incorporated by reference to Exhibit 10.2 to the Registrant's Form 8-K filed on June 19, 2018) (File No. 001-31775)
10.30	Loan Agreement, dated June 13, 2018, between Bank of America, N.A., Barclays Bank PLC and Morgan Stanley Bank, N.A., as lenders, and Ashford Newark LP, Ashford BWI Airport LP, Ashford Oakland LP, Ashford Plano-C LP, Ashford Plano-R LP, Ashford Manhattan Beach LP and Ashford Basking Ridge LP as borrowers (incorporated by reference to Exhibit 10.3 to the Registrant's Form 8-K filed on June 19, 2018) (File No. 001-31775)
10.31	Senior Mezzanine Loan Agreement, dated June 13, 2018, between Bank of America, N.A., Barclays Bank PLC and Morgan Stanley Mortgage Capital Holdings LLC, as lenders, and Ashford Senior B LLC, as borrower (incorporated by reference to Exhibit 10.4 to the Registrant's Form 8-K filed on June 19, 2018) (File No. 001-31775)
10.32	Loan Agreement, dated as of June 13, 2018, between Bank of America, N.A., Barclays Bank PLC and Morgan Stanley Bank, N.A., as lenders, and Ashford MV San Diego LP, Ashford Bucks County LLC, New Fort Tower I Hotel Limited Partnership, Ashford Coral Gables LP and Ashford Minneapolis Airport LP, as borrowers (incorporated by reference to Exhibit 10.5 to the Registrant's Form 8-K filed on June 19, 2018) (File No. 001-31775)
10.33	Senior Mezzanine Loan Agreement, dated June 13, 2018, between Bank of America, N.A., Barclays Bank PLC and Morgan Stanley Mortgage Capital Holdings LLC, as lenders, and Ashford Senior C LLC, as borrower (incorporated by reference to Exhibit 10.6 to the Registrant's Form 8-K filed on June 19, 2018) (File No. 001-31775)
10.34	Junior Mezzanine Loan Agreement, dated June 13, 2018, between Bank of America, N.A., Barclays Bank PLC and Morgan Stanley Mortgage Capital Holdings LLC, as lenders, and Ashford Junior C LLC, as borrower (incorporated by reference to Exhibit 10.7 to the Registrant's Form 8-K filed on June 19, 2018) (File No. 001-31775)
10.35	Loan Agreement, dated as of June 13, 2018, between Bank of America, N.A., Barclays Bank PLC and Morgan Stanley Bank, N.A., as lenders, and Ashford Dulles LP, Ashford Santa Fe LP, Ashford Market Center LP, New Beverly Hills Hotel Limited Partnership and Ashford Atlantic Beach LP, as borrowers (incorporated by reference to Exhibit 10.8 to the Registrant's Form 8-K filed on June 19, 2018) (File No. 001-31775)
10.36	Senior Mezzanine Loan Agreement, dated June 13, 2018, between Bank of America, N.A., Barclays Bank PLC and Morgan Stanley Mortgage Capital Holdings LLC, as lenders, and Ashford Senior D LLC, as borrower (incorporated by reference to Exhibit 10.9 to the Registrant's Form 8-K filed on June 19, 2018) (File No. 001-31775)
10.37	Junior Mezzanine Loan Agreement, dated June 13, 2018, between Bank of America, N.A., Barclays Bank PLC and Morgan Stanley Mortgage Capital Holdings LLC, as lenders, and Ashford Junior D LLC, as borrower (incorporated by reference to Exhibit 10.10 to the Registrant's Form 8-K filed on June 19, 2018) (File No. 001-31775)
10.38	Loan Agreement, dated as of June 13, 2018, between Bank of America, N.A., Barclays Bank PLC and Morgan Stanley Bank, N.A., as lenders, and Ashford Memphis LP, Ashford Philly LP, Ashford Anchorage LP, Ashford Lakeway LP and Ashford Fremont LP, as borrowers (incorporated by reference to Exhibit 10.11 to the Registrant's Form 8-K filed on June 19, 2018) (File No. 001-31775)

Exhibit	Description
10.39	Senior Mezzanine Loan Agreement, dated June 13, 2018, between Bank of America, N.A., Barclays Bank PLC and Morgan Stanley Mortgage Capital Holdings LLC, as lenders, and Ashford Senior E LLC, as borrower (incorporated by reference to Exhibit 10.12 to the Registrant's Form 8-K filed on June 19, 2018) (File No. 001-31775)
10.40	Junior Mezzanine Loan Agreement, dated June 13, 2018, between Bank of America, N.A., Barclays Bank PLC and Morgan Stanley Mortgage Capital Holdings LLC, as lenders, and Ashford Junior E LLC, as borrower (incorporated by reference to Exhibit 10.13 to the Registrant's Form 8-K filed on June 19, 2018) (File No. 001-31775)
10.41	Loan Agreement, dated as of June 13, 2018, between Bank of America, N.A., Barclays Bank PLC and Morgan Stanley Bank, N.A., as lenders, and Ashford Downtown Atlanta LP, Ashford Flagstaff LP, Ashford Walnut Creek LP, Ashford Bridgewater Hotel Partnership, LP and Ashford Durham I LLC, as borrowers (incorporated by reference to Exhibit 10.14 to the Registrant's Form 8-K filed on June 19, 2018) (File No. 001-31775)
10.42	Senior Mezzanine Loan Agreement, dated June 13, 2018, between Bank of America, N.A., Barclays Bank PLC and Morgan Stanley Mortgage Capital Holdings LLC, as lenders, and Ashford Senior F LLC, as borrower (incorporated by reference to Exhibit 10.15 to the Registrant's Form 8-K filed on June 19, 2018) (File No. 001-31775)
10.43	Junior Mezzanine Loan Agreement, dated June 13, 2018, between Bank of America, N.A., Barclays Bank PLC and Morgan Stanley Mortgage Capital Holdings LLC, as lenders, and Ashford Junior F LLC, as borrower (incorporated by reference to Exhibit 10.16 to the Registrant's Form 8-K filed on June 19, 2018) (File No. 001-31775)
10.44	Consolidated, Amended and Restated Hotel Master Management Agreement, dated August 8, 2018, by and among Ashford TRS Corporation, RI Manchester Tenant Corporation, CY Manchester Tenant Corporation and Remington Lodging & Hospitality, LLC (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K filed on August 14, 2018) (File No. 001-31775)
10.45	Master Project Management Agreement, dated August 8, 2018, by and among Ashford TRS Corporation, RI Manchester Tenant Corporation, CY Manchester Tenant Corporation, Project Management LLC and Ashford Hospitality Limited Partnership (incorporated by reference to Exhibit 10.2 to the Registrant's Form 8-K filed on August 14, 2018) (File No. 001-31775)
10.46	Amended and Restated Mutual Exclusivity Agreement, dated August 8, 2018, by and among Ashford Hospitality Limited Partnership, Ashford Hospitality Trust, Inc. and Remington Lodging & Hospitality, LLC, as consented to by Monty J. Bennett (incorporated by reference to Exhibit 10.3 to the Registrant's Form 8-K filed on August 14, 2018) (File No. 001-31775)
10.47	Mutual Exclusivity Agreement, dated August 8, 2018, dated August 8, 2018, by and among Ashford Hospitality Limited Partnership, Ashford Hospitality Trust, Inc. and Project Management LLC (incorporated by reference to Exhibit 10.4 to the Registrant's Form 8-K filed on August 14, 2018) (File No. 001-31775)
10.48	Investor Agreement, dated as of January 15, 2021, by and among Ashford Hospitality Trust, Inc., OPPS AHT Holdings, LLC and ROF8 AHT PT, LLC (incorporated by reference to Exhibit 10.2 to the Registrant's Form 8-K, filed on January 15, 2021) (File No. 001-31775)
10.49	Subordination and Non-Disturbance Agreement, dated as of January 15, 2021, by and among Oaktree Fund Administration, LLC as the Administrative Agent and collateral agent on behalf of the Lenders, Ashford Inc., Ashford Hospitality Advisors LLC, Ashford Hospitality Trust, Inc., Ashford Hospitality Limited Partnership, Ashford TRS Corporation, Remington Lodging & Hospitality, LLC, Premier Project Management, LLC and Lismore Capital II LLC (incorporated by reference to Exhibit 10.3 to the Registrant's Form 8-K, filed on January 15, 2021) (File No. 001-31775)
10.50	Credit Agreement, dated as of January 15, 2021, by and among Ashford Hospitality Trust, Inc., Ashford Hospitality Limited Partnership, OPPS AHT Holdings, LLC, ROF8 AHT PT, LLC, Oaktree Phoenix Investment Fund AIF (Delaware), L.P., and Oaktree Fund Administration, LLC, as administrative agent (incorporated by reference to Exhibit 10.1 of Form 8-K filed on January 15, 2021) (File No. 001-31775)
10.51	Amendment No. 1 to the Credit Agreement, dated as of October 12, 2021, by and among Ashford Hospitality Trust, Inc., Ashford Hospitality Limited Partnership, OPPS AHT Holdings, LLC, ROF8 AHT PT, LLC, The Lenders Phoenix Investment Fund AIF (Delaware), L.P., and Oaktree Fund Administration, LLC, as administrative agent. (incorporated by reference to Exhibit 10.2 to the Registrant's Form 8-K, filed on October 13, 2021) (File No. 001-31775)
10.52	Limited Waiver to Credit Agreement, dated as of November 19, 2021, by and among Ashford Hospitality Trust, Inc., Ashford Hospitality Limited Partnership, the guarantors party thereto, the Lenders party thereto and Oaktree Fund Administration, LLC, as administrative agent. (incorporated by reference to Exhibit 10.3 to the Registrant's Form 8-K, filed on November 23, 2021) (File No. 001-31775)
10.53	Common Stock Purchase Agreement, dated as of September 9, 2021, by and between the Company and M3A LP. (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K, filed on September 9, 2021) (File No. 001-31775)
10.54	Registration Rights Agreement, dated as of September 9, 2021, by and between the Company and M3A LP (incorporated by reference to Exhibit 10.2 to the Registrant's Form 8-K, filed on September 9, 2021) (File No. 001-31775)
10.55	Agreement of Purchase and Sale, dated as of December 16, 2022, by and between Ashford Hospitality Limited Partnership and Ashford Hospitality Advisors LLC (incorporated by reference to Exhibit 10.2 to the Registrant's Form 8-K, filed on December 21, 2022) (File No. 001-31775)
10.56	Form of Equity Distribution Agreement, dated April 11, 2022, by and between the Company and Virtu Americas LLC (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K, filed on April 11, 2022) (File No. 00131775)

Exhibit	Description
10.57	Limited Waiver Under Advisory Agreement, dated as of March 2, 2023, by and among Ashford Hospitality Trust, Inc., Ashford Hospitality Limited Partnership, Ashford TRS Corporation, Ashford Inc. and Ashford Hospitality Advisors LLC (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K, filed on March 3, 2023) (File No. 001-31775)
10.58	Limited Waiver to Credit Agreement, dated as of March 2, 2023, by and among Ashford Hospitality Limited Partnership, Ashford Hospitality Trust, Inc., the guarantors party thereto, the Lenders party thereto and Oaktree Fund Administration, LLC, as administrative agent (incorporated by reference to Exhibit 10.2 to the Registrant's Form 8-K, filed on March 3, 2023) (File No. 001-31775)
10.59†	Ashford Hospitality Trust, Inc. 2021 Stock Incentive Plan, as amended by Amendment No. 3 (incorporated by reference to Annex B to the Company's Proxy Statement on Schedule 14A, filed on March 28, 2023) (File No. 001-31775)
10.60	Amendment No. 2 to Credit Agreement, dated as of June 21, 2023, by and among Ashford Hospitality Trust, Inc., Ashford Hospitality Limited Partnership, OCM AHT Holdings, LLC, ROF8 AHT PT, LLC, Oaktree Phoenix Investment Fund AIF (Delaware), L.P., and Oaktree Fund Administration, LLC, as administrative agent (incorporated by reference to Exhibit 10.3 to the Registrant's Form 8-K filed on June 23, 2023) (File No. 001-31775)
10.61***	Contribution Agreement, by and among Ashford Hospitality Limited Partnership, Ashford TRS Corporation and Stirling REIT OP, LP, dated December 6, 2023 (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K, filed on December 6, 2023) (File No. 001-31775)
10.62	Lock-Up Agreement between Ashford Hospitality Limited Partnership and Stirling REIT OP, LP, dated December 6, 2023 (incorporated by reference to Exhibit 10.2 to the Registrant's Form 8-K, filed on December 6, 2023) (File No. 001-31775).
10.63	Lock-Up Agreement between Ashford TRS Corporation and Stirling REIT OP, LP, dated December 6, 2023 (incorporated by reference to Exhibit 10.3 to the Registrant's Form 8-K, filed on December 6, 2023) (File No. 001-31775)
10.64*	Third Amended and Restated Advisory Agreement, dated as of March 12, 2024, by and between Ashford Hospitality Trust, Inc., Ashford Hospitality Limited Partnership, Ashford TRS Corporation, Ashford Inc. and Ashford Hospitality Advisors LLC.
10.65*	Second Consolidated, Amended and Restated Hotel Master Management Agreement, dated as of March 12, 2024, by and among, Ashford TRS companies and Remington Lodging & Hospitality, LLC.
10.66*	Amended and Restated Master Project Management Agreement, dated as of March 12, 2024, by and among Ashford Hospitality Limited Partnership, Ashford TRS Corporation, and Premier Project Management LLC.
10.67*	Amendment No. 3 to Credit Agreement, dated as of March 11, 2024, by and among Ashford Hospitality Trust, Inc., Ashford Hospitality Limited Partnership, OCM AHT Holdings, LLC, ROF8 AHT PT, LLC, Oaktree Phoenix Investment Fund AIF (Delaware), L.P., and Oaktree Fund Administration, LLC, as administrative agent.
10.68*	Limited Waiver Under Advisory Agreement, dated as of March 11 2024, by and among Ashford Hospitality Trust, Inc., Ashford Hospitality Limited Partnership, Ashford TRS Corporation, Ashford Inc. and Ashford Hospitality Advisors LLC.
10.69*	Limited Waiver to Credit Agreement, dated as of March 11, 2024, by and among Ashford Hospitality Limited Partnership, Ashford Hospitality Trust, Inc., the guarantors party thereto, the Lenders party thereto and Oaktree Fund Administration, LLC, as administrative agent.
21.1*	Registrant's Subsidiaries Listing as of December 31, 2023
21.2*	Registrant's Special-Purpose Entities Listing as of December 31, 2023
23.1*	Consent of BDO USA, P.C.
31.1*	Certification of the Chief Executive Officer required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended
31.2*	Certification of the Chief Financial Officer required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended
32.1**	Certification of the Chief Executive Officer required by Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended (In accordance with SEC Release 33-8212, this exhibit is being furnished, and is not being filed as part of this report or as a separate disclosure document, and is not being incorporated by reference into any Securities Act of 1933 registration statement.)
32.2**	Certification of the Chief Financial Officer required by Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended (In accordance with SEC Release 33-8212, this exhibit is being furnished, and is not being filed as part of this report or as a separate disclosure document, and is not being incorporated by reference into any Securities Act of 1933 registration statement.)
97.1*	Policy relating to recovery of erroneously awarded compensation, as required by applicable listing standards adopted pursuant to 17 CFR 240.10D-1
99.1	Second Amended and Restated Employment Agreement, by and among Ashford Inc., Ashford Hospitality Advisors, LLC, and J. Robison Hays, III, dated as of January 4, 2021 (incorporated by reference to Exhibit 99.1 of Form 8-K, filed on January 5, 2021)(File No. 001-31775)
99.2	Release and Waiver, by and between Ashford Hospitality Services, LLC and Jeremy Welter, dated April 15, 2022 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed on April 19, 2022)

The following materials from the Company's Annual Report on Form 10-K for the year ended December 31, 2023 are formatted in XBRL (Extensible Business Reporting Language): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Operations; (iii) Consolidated Statements of Comprehensive Income (Loss); (iii) Consolidated Statements of Equity (Deficit); (iv) Consolidated Statements of Cash Flows; and (v) Notes to Consolidated Financial Statements. In accordance with Rule 402 of Regulation S-T, the XBRL related information in Exhibit 101 to this Annual Report on Form 10-K shall not be deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and shall not be part of any registration statement or other document filed under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the XBRL document	
101.SCH	Inline XBRL Taxonomy Extension Schema Document.	*Submitted electronically with this report.*
101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document.	*Submitted electronically with this report.*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.	*Submitted electronically with this report.*
101.LAB	Inline XBRL Taxonomy Label Linkbase Document.	*Submitted electronically with this report.*
101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document.	*Submitted electronically with this report.*
104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)	

_____

* Filed herewith.

** Furnished herewith.

*** Certain schedules have been omitted. The registrant agrees to furnish a copy of any omitted schedules to the Securities and Exchange Commission upon request.

† Management contract or compensatory plan or arrangement.

Item 16. *Form 10-K Summary*

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 14, 2024.

ASHFORD HOSPITALITY TRUST, INC.

By: /s/ J. ROBISON HAYS, III

J. Robison Hays, III

President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on behalf of the Registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ MONTY J. BENNETT Monty J. Bennett	Chairman of the Board of Directors	March 14, 2024
/s/ J. ROBISON HAYS, III J. Robison Hays, III	President and Chief Executive Officer (Principal Executive Officer)	March 14, 2024
/s/ DERIC S. EUBANKS Deric S. Eubanks	Chief Financial Officer (Principal Financial Officer)	March 14, 2024
/s/ JUSTIN R. COE Justin R. Coe	Chief Accounting Officer (Principal Accounting Officer)	March 14, 2024
/s/ BENJAMIN J. ANSELL, M.D. Benjamin J. Ansell, M.D.	Director	March 14, 2024
/s/ FREDERICK J. KLEISNER Frederick J. Kleisner	Director	March 14, 2024
/s/ AMISH GUPTA Amish Gupta	Director	March 14, 2024
/s/ KAMAL JAFARNIA Kamal Jafarnia	Director	March 14, 2024
/s/ SHERI L. PANTERMUEHL Sheri L. Pantermuehl	Director	March 14, 2024
/s/ DAVINDER SRA Davinder Sra	Director	March 14, 2024
/s/ ALAN L. TALLIS Alan L. Tallis	Director	March 14, 2024

SCHEDULE III
ASHFORD HOSPITALITY TRUST, INC. AND SUBSIDIARIES
REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2023
(dollars in thousands)

		Column A	Column B	Column C		Column D		Column E			Column F	Column G	Column H	Column I
				Initial Cost		Costs Capitalized Since Acquisition		Gross Carrying Amount At Close of Period [6]						
Hotel Property	Location		Encumbrances	Land	FF&E, Buildings and Improvements	Land	FF&E, Buildings and Improvements	Land	FF&E, Buildings and Improvements	Total	Accumulated Depreciation	Construction Date	Acquisition Date	Income Statement
Embassy Suites	Austin, TX		$ 22,848	$ 1,204	$ 9,388	$ 193	$ 8,954	$ 1,397	$ 18,342	$ 19,739	$ 8,614	08/1998		(1), (2), (3)
Embassy Suites	Dallas, TX		15,123	1,878	8,907	238	10,324	2,116	19,231	21,347	8,777	12/1998		(1), (2), (3)
Embassy Suites	Herndon, VA		22,674	1,303	9,836	277	5,138	1,580	14,974	16,554	9,670	12/1998		(1), (2), (3)
Embassy Suites	Las Vegas, NV		29,613	3,307	16,952	397	4,992	3,704	21,944	25,648	14,141	05/1999		(1), (2), (3)
Embassy Suites	Houston, TX		17,417	1,799	10,404	—	3,920	1,799	14,324	16,123	7,231		03/2005	(1), (2), (3)
Embassy Suites	West Palm Beach, FL		19,365	3,277	13,949	—	5,008	3,277	18,957	22,234	8,618		03/2005	(1), (2), (3)
Embassy Suites	Philadelphia, PA		21,345	5,791	34,819	—	4,087	5,791	38,906	44,697	17,809		12/2006	(1), (2), (3)
Embassy Suites	Arlington, VA		40,487	36,065	41,588	—	9,638	36,065	51,226	87,291	23,831		04/2007	(1), (2), (3)
Embassy Suites	Portland, OR		77,241	11,110	60,048	—	7,927	11,110	67,975	79,085	28,855		04/2007	(1), (2), (3)
Embassy Suites	Santa Clara, CA		58,903	8,948	46,239	—	7,927	8,948	54,166	63,114	24,345		04/2007	(1), (2), (3)
Embassy Suites	Orlando, FL		19,675	5,674	21,593	—	6,339	5,674	27,932	33,606	12,926		04/2007	(1), (2), (3)
Hilton Garden Inn	Jacksonville, FL		11,496	1,751	9,164	—	2,131	1,751	11,295	13,046	6,120		11/2003	(1), (2), (3)
Hilton Garden Inn	Austin, TX		62,970	7,605	48,725	—	510	7,605	49,235	56,840	12,368		03/2015	(1), (2), (3)
Hilton Garden Inn	Baltimore, MD		15,413	4,027	20,199	—	3,361	4,027	23,560	27,587	7,715		03/2015	(1), (2), (3)
Hilton Garden Inn	Virginia Beach, VA		30,545	4,101	26,329	—	471	4,101	26,800	30,901	6,370		03/2015	(1), (2), (3)
Hilton	Ft. Worth, TX		42,854	4,538	13,922	—	16,226	4,539	30,148	34,687	16,785		03/2005	(1), (2), (3)
Hilton	Houston, TX		19,509	2,200	13,247	—	5,703	2,200	18,949	21,150	9,916		03/2005	(1), (2), (3)
Hilton	St. Petersburg, FL		47,654	2,991	13,907	(1,130)	12,795	1,861	26,702	28,563	12,137		03/2005	(1), (2), (3)
Hilton	Santa Fe, NM		23,829	7,004	10,689	—	2,838	7,004	13,527	20,531	6,734		12/2006	(1), (2), (3)
Hilton	Bloomington, MN		32,348	5,685	59,139	—	5,613	5,685	64,752	70,437	28,720		04/2007	(1), (2), (3)
Hilton	Costa Mesa, CA		57,358	12,917	91,791	—	7,978	12,917	99,769	112,686	44,077		04/2007	(1), (2), (3)
Hilton	Boston, MA		98,000	62,555	134,407	—	4,872	62,556	139,279	201,834	34,658		03/2015	(1), (2), (3)
Hilton	Parsippany, NJ		36,184	7,293	58,098	—	(147)	7,293	57,951	65,244	14,521		03/2015	(1), (2), (3)
Hilton	Tampa, FL		26,081	5,206	21,186	—	5,298	5,206	26,484	31,690	10,940		03/2015	(1), (2), (3)
Hilton	Alexandria, VA		62,753	14,459	96,602	—	1,338	14,459	97,940	112,399	15,312		06/2018	(1), (2), (3)
Hilton	Santa Cruz, CA		22,742	9,399	38,129	—	2,055	9,399	40,184	49,583	7,291		02/2019	(1), (2), (3)
Hampton Inn	Lawrenceville, GA		—	697	3,808	—	1,426	697	5,234	5,931	2,771		11/2003	(1), (2), (3)
Hampton Inn	Evansville, IN		10,872	1,301	5,034	—	8,532	1,301	13,566	14,867	4,220		09/2004	(1), (2), (3)
Hampton Inn	Parsippany, NJ		17,716	3,268	24,306	—	17	3,268	24,323	27,591	6,044		03/2015	(1), (2), (3)
Hampton Inn	Buford, GA		10,000	1,168	5,338	—	3,732	1,168	9,070	10,238	5,354		07/2004	(1), (2), (3)
Marriott	Beverly Hills, CA		111,129	6,510	22,061	—	3,411	6,510	25,472	31,982	12,699		03/2005	(1), (2), (3)
Marriott	Arlington, VA		86,000	20,637	101,376	—	21,928	20,637	123,304	143,941	62,838		07/2006	(1), (2), (3)
Marriott	Dallas, TX		27,439	2,701	30,893	—	5,883	2,701	36,776	39,477	16,108		04/2007	(1), (2), (3)
Marriott	Fremont, CA		43,438	5,800	44,200	—	15,847	5,800	60,047	65,847	20,598		08/2014	(1), (2), (3)

142

	Column A		Column B	Column C		Column D		Column E			Column F	Column G	Column H	Column I
				Initial Cost		Costs Capitalized Since Acquisition		Gross Carrying Amount At Close of Period [6]						
Hotel Property		Location	Encumbrances	Land	FF&E, Buildings and Improvements	Land	FF&E, Buildings and Improvements	Land	FF&E, Buildings and Improvements	Total	Accumulated Depreciation	Construction Date	Acquisition Date	Income Statement
Marriott		Memphis, TN	20,113	6,210	37,284	—	(1,978)	6,210	35,306	41,516	8,510		02/2015	(1), (2), (3)
Marriott		Irving, TX	63,346	8,330	82,272	—	19,913	8,330	102,185	110,515	34,011		03/2015	(1), (2), (3)
Marriott		Omaha, NE	15,061	6,641	49,887	—	6,225	6,641	56,112	62,753	17,061		03/2015	(1), (2), (3)
Marriott		Sugarland, TX	59,211	9,047	84,043	—	8,185	9,047	92,227	101,275	21,178		03/2015	(1), (2), (3)
Marriott white label [7]		Key West, FL	56,756	—	27,514	—	27,658	—	55,172	55,172	17,056		03/2005	(1), (2), (3)
SpringHill Suites by Marriott		Baltimore, MD	13,600	2,502	13,206	—	1,793	2,502	14,999	17,501	7,758		05/2004	(1), (2), (3)
SpringHill Suites by Marriott		Kennesaw, GA	6,133	1,106	5,021	—	1,741	1,107	6,762	7,868	3,678		07/2004	(1), (2), (3)
SpringHill Suites by Marriott		Buford, GA	4,500	1,132	6,089	—	6,874	1,132	12,963	14,095	4,501		07/2004	(1), (2), (3)
SpringHill Suites by Marriott		Manhattan Beach, CA	28,560	5,726	21,187	—	1,220	5,726	22,407	28,133	9,693		04/2007	(1), (2), (3)
SpringHill Suites by Marriott		Plymouth Meeting, PA	20,800	3,210	24,578	—	1,740	3,210	26,318	29,528	11,393		04/2007	(1), (2), (3)
Fairfield Inn by Marriott		Kennesaw, GA	4,811	840	4,359	(21)	2,467	819	6,826	7,645	4,003		07/2004	(1), (2), (3)
Courtyard by Marriott		Bloomington, IN	13,933	900	10,741	—	1,157	900	11,898	12,798	5,919		09/2004	(1), (2), (3)
Courtyard by Marriott - Tremont		Boston, MA	97,368	24,494	85,246	—	2,083	24,494	87,329	111,823	22,433		03/2015	(1), (2), (3)
Courtyard by Marriott		Columbus, IN	8,160	673	4,804	—	1,424	673	6,228	6,901	3,033		09/2004	(1), (2), (3)
Courtyard by Marriott		Denver, CO	31,720	9,342	29,656	—	903	9,342	30,559	39,901	8,681		03/2015	(1), (2), (3)
Courtyard by Marriott		Gaithersburg, MD	27,162	5,128	30,522	—	836	5,128	31,358	36,486	7,947		03/2015	(1), (2), (3)
Courtyard by Marriott		Crystal City, VA	41,599	5,411	38,610	—	7,428	5,411	46,038	51,449	23,189		06/2005	(1), (2), (3)
Courtyard by Marriott		Overland Park, KS	8,009	1,868	14,030	—	1,784	1,868	15,814	17,682	7,559		06/2005	(1), (2), (3)
Courtyard by Marriott		Foothill Ranch, CA	21,255	2,447	16,005	—	1,441	2,447	17,446	19,893	8,271		06/2005	(1), (2), (3)
Courtyard by Marriott		Alpharetta, GA	19,230	2,244	12,345	—	1,606	2,244	13,951	16,195	6,536		06/2005	(1), (2), (3)
Courtyard by Marriott		Oakland, CA	28,240	5,112	19,429	—	1,313	5,112	20,742	25,854	9,185		04/2007	(1), (2), (3)
Courtyard by Marriott		Scottsdale, AZ	23,600	3,700	22,134	—	2,456	3,700	24,589	28,290	10,807		04/2007	(1), (2), (3)
Courtyard by Marriott		Plano, TX	18,160	2,115	22,360	—	2,079	2,115	24,439	26,554	10,568		04/2007	(1), (2), (3)
Courtyard by Marriott		Newark, CA	34,960	2,863	10,723	—	2,033	2,864	12,756	15,619	5,459		04/2007	(1), (2), (3)
Courtyard by Marriott		Manchester, CT	5,613	1,301	7,430	—	979	1,301	8,409	9,710	3,897		04/2007	(1), (2), (3)
Courtyard by Marriott		Basking Ridge, NJ	41,600	5,419	45,304	—	3,437	5,419	48,741	54,160	21,511		04/2007	(1), (2), (3)
Marriott Residence Inn		Evansville, IN	7,658	961	5,972	—	548	961	6,520	7,481	3,306		09/2004	(1), (2), (3)
Marriott Residence Inn		Orlando, FL	23,395	6,554	40,539	—	10,798	6,554	51,337	57,891	26,760		06/2005	(1), (2), (3)
Marriott Residence Inn		Falls Church, VA	25,573	2,752	34,979	—	3,727	2,752	38,706	41,458	18,329		06/2005	(1), (2), (3)
Marriott Residence Inn		San Diego, CA	28,635	3,156	29,514	—	1,980	3,156	31,494	34,650	15,155		06/2005	(1), (2), (3)
Marriott Residence Inn [8]		Salt Lake City, UT	14,388	1,897	16,357	—	2,989	1,894	19,349	21,243	9,297		06/2005	(1), (2), (3)
Marriott Residence Inn		Las Vegas, NV	38,160	18,177	39,568	(6,185)	(16,376)	11,991	23,192	35,183	6,713		04/2007	(1), (2), (3), (4)
Marriott Residence Inn		Phoenix, AZ	23,680	4,100	23,187	—	8,995	4,100	32,182	36,282	12,451		04/2007	(1), (2), (3)
Marriott Residence Inn		Plano, TX	14,160	2,045	16,869	—	1,259	2,045	18,128	20,173	7,870		04/2007	(1), (2), (3)
Marriott Residence Inn		Newark, CA	37,760	3,272	11,706	—	2,108	3,272	13,814	17,086	6,192		04/2007	(1), (2), (3)
Marriott Residence Inn		Manchester, CT	7,700	1,462	8,306	—	3,079	1,462	11,385	12,847	4,363		04/2007	(1), (2), (3)
Marriott Residence Inn		Jacksonville, FL	8,000	1,997	16,084	—	5,044	1,997	21,128	23,125	10,507		05/2007	(1), (2), (3)
Tribute Portfolio		Santa Fe, NM	35,697	8,094	42,058	—	4,453	8,094	46,511	54,605	7,982		10/2018	(1), (2), (3)
TownePlace Suites by Marriott		Manhattan Beach, CA	23,680	4,805	17,543	—	1,660	4,805	19,203	24,008	8,408		04/2007	(1), (2), (3)

143

	Column B	Column C		Column D		Column E			Column F	Column G	Column H	Column I
Column A		Initial Cost		Costs Capitalized Since Acquisition		Gross Carrying Amount At Close of Period [6]						
Hotel Property — Location	Encumbrances	Land	FF&E, Buildings and Improvements	Land	FF&E, Buildings and Improvements	Land	FF&E, Buildings and Improvements	Total	Accumulated Depreciation	Construction Date	Acquisition Date	Income Statement
Ritz-Carlton — Atlanta, GA	93,045	2,477	80,139	—	18,398	2,477	98,537	101,014	30,962		03/2015	(1), (2), (3)
One Ocean — Atlantic Beach, FL	51,990	5,815	14,817	—	5,056	5,815	19,873	25,688	11,043		04/2004	(1), (2), (3)
Renaissance — Nashville, TN	207,000	20,671	158,260	—	31,761	20,671	190,021	210,692	56,282		03/2015	(1), (2), (3)
Renaissance — Palm Springs, CA	48,966	—	74,112	—	5,198	—	79,310	79,310	22,359		03/2015	(1), (2), (3)
Sheraton Hotel — Minneapolis, MN	18,283	2,953	14,280	—	1,514	2,953	15,794	18,747	7,714		03/2005	(1), (2), (3)
Sheraton Hotel — Indianapolis, IN	57,970	3,100	22,041	—	10,880	3,100	32,921	36,021	16,715		03/2005	(1), (2), (3)
Sheraton Hotel — Anchorage, AK	19,584	4,023	39,363	—	7,680	4,023	47,043	51,066	22,367		12/2006	(1), (2), (3)
Sheraton Hotel — San Diego, CA	24,993	7,294	36,382	—	2,805	7,294	39,187	46,481	17,226		12/2006	(1), (2), (3)
Hyatt Regency — Coral Gables, FL	43,683	4,805	50,820	—	13,330	4,805	64,150	68,955	29,999		04/2007	(1), (2), (3)
Hyatt Regency — Hauppauge, NY	34,304	6,284	35,669	—	446	6,284	36,115	42,399	13,322		03/2015	(1), (2), (3)
Hyatt Regency — Savannah, GA	65,789	14,041	72,721	—	7,757	14,041	80,478	94,519	23,196		03/2015	(1), (2), (3)
Annapolis Historic Inn — Annapolis, MD	16,296	3,028	7,833	—	2,214	3,028	10,047	13,075	5,146		03/2005	(1), (2), (3)
Lakeway Resort & Spa — Austin, TX	14,523	4,541	28,940	—	1,789	4,541	30,729	35,270	10,410		02/2015	(1), (2), (3)
Silversmith — Chicago, IL	26,363	4,782	22,398	—	(1,742)	4,782	20,656	25,438	6,030		03/2015	(1), (2), (3)
The Churchill — Washington, DC	39,074	25,898	32,304	—	4,154	25,898	36,458	62,356	11,043		03/2015	(1), (2), (3)
The Melrose — Washington, DC	71,710	29,277	62,507	—	(1,156)	29,277	61,351	90,628	14,611		03/2015	(1), (2), (3)
Le Pavillon — New Orleans, LA	37,000	10,933	51,549	(2,601)	17,731	8,332	69,280	77,612	18,260		06/2015	(1), (2), (3)
The Ashton — Ft. Worth, TX	8,881	800	7,187	—	552	800	7,739	8,539	2,205		07/2014	(1), (2), (3)
Westin — Princeton, NJ	33,000	6,475	52,195	—	3,497	6,475	55,692	62,167	15,298		03/2015	(1), (2), (3)
Atlanta Hotel Indigo — Atlanta, GA	13,759	3,230	23,713	—	3,122	3,230	26,835	30,065	7,592		10/2015	(1), (2), (3)
Le Meridien [9] — Fort Worth, TX	41,563	4,609	82,749	—	—	4,609	82,749	87,358	—			(1), (2), (3)
Total [5]	$ 3,210,783	$ 616,238	$ 3,163,713	$ (8,832)	$ 478,119	$ 607,406	$ 3,641,832	$ 4,249,238	$ 1,302,063			

---

(1)   Estimated useful life for buildings is 39 years.

(2)   Estimated useful life for building improvements is 7.5 years.

(3)   Estimated useful life for furniture and fixtures is 1.5 to 5 years.

(4)   Amounts include impairment charges.

(5)   Hilton Marietta is not included in this schedule as it is operated through a lease.

(6)   The cost of land and depreciable property, net of accumulated depreciation, for U.S. federal income tax purposes was approximately $2.8 billion as of December 31, 2023.

(7)   The Company entered into a new franchise agreement with Marriott to convert the Le Pavillon in New Orleans, Louisiana to a Tribute Portfolio property. The agreement with Marriott calls for the hotel to be converted to a Tribute Portfolio property by December 31, 2024.

(8)   Hotel property was held for sale as of December 31, 2023.

(9)   Hotel property is under development.

	Year Ended December 31,		
	2023	**2022**	**2021**
Investment in Real Estate:			
Beginning balance	$ 4,546,384	$ 4,663,153	$ 4,798,605
Additions	206,737	125,244	40,789
Impairment/write-offs	(194,343)	(195,736)	(151,753)
Sales/disposals	(292,268)	(46,277)	(24,488)
Assets held for sale	(21,246)	—	—
Ending balance	$ 4,245,264	$ 4,546,384	$ 4,663,153
Accumulated Depreciation:			
Beginning balance	1,428,053	1,432,443	1,371,623
Depreciation expense	188,021	201,926	219,112
Impairment/write-offs	(194,343)	(195,736)	(151,753)
Sales/disposals	(119,102)	(10,580)	(6,539)
Assets held for sale	(9,297)	—	—
Ending balance	$ 1,293,332	$ 1,428,053	$ 1,432,443
Investment in Real Estate, net	$ 2,951,932	$ 3,118,331	$ 3,230,710

Officers and Directors

OFFICERS

J. Robison Hays III
Chief Executive Officer
& President

Deric S. Eubanks
Chief Financial Officer and Treasurer

Justin Coe
Chief Accounting Officer

Alex Rose
Executive Vice President,
General Counsel & Secretary

BOARD OF DIRECTORS

Benjamin J. Ansell, M.D.
Chairman and Founder of UCLA
Executive Health Program; Founder
and Director of UCLA Medical
Hospitality

Monty J. Bennett
Chairman of the Board

Amish Gupta
Co-Founder and Managing Member
Montfort Capital Partners, LLC

J. Robison Hays III
Chief Executive Officer
& President

Kamal Jafarnia
General Counsel, Executive
Vice President and Secretary
Opto Investments, Inc.

Frederick J. Kleisner
Hotelier, CEO (Ret.) Wyndham Int'l.

Sheri L. Pantermuehl
Chief Financial Officer
Alan Ritchey, Inc

Davinder Sra
Retired Senior Vice President of
Operations
Remington Lodging & Hospitality, LLC

Alan L. Tallis
Principal
Alan L. Tallis & Associates

CHAIRMAN EMERITUS

Archie Bennett, Jr.

Corporate Information

Corporate Office
Ashford Hospitality Trust, Inc.
14185 Dallas Parkway, Suite 1200
Dallas, Texas 75254
Telephone: (972) 490-9600
www.ahtreit.com

Registrar and Transfer Agent
Computershare Trust Company, N.A.
Canton, Massachusetts

Independent Auditors
BDO USA, P.C.
Dallas, Texas

Legal Counsel
Cadwalader, Wickersham & Taft, LLP
New York, New York

Annual Report on Form 10-K/Investor Contact
A copy of the Ashford Hospitality Trust Annual Report on Form 10-K for fiscal 2023, was filed with the Securities and Exchange Commission on March 14, 2024 and is included with this report. Additional copies of the report and copies of the exhibits referenced therein are available from the Company. Requests for these items and other investor contacts should be directed to Joseph Calabrese of Financial Relations Board at (212) 827-3772.

Forward-Looking Statements
This report contains forward-looking statements within the meaning of the federal securities laws. Ashford Hospitality Trust, Inc. (the "Company" or "we" or "our") cautions investors that any forward-looking statements presented herein, or which management may make orally or in writing from time to time, are based on management's beliefs and assumptions at that time. Throughout this report, words such as "anticipate," "believe," "expect," "intend," "may," "might," "plan," "estimate," "project," "should," "will," "result," and other similar expressions, which do not relate solely to historical matters, are intended to identify forward-looking statements. Such statements are subject to risks, uncertainties, and assumptions and are not guarantees of future performance, which may be affected by known and unknown risks, trends, uncertainties, and factors beyond our control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, or projected. We caution investors that while forward-looking statements reflect our good faith beliefs at the time they are made, such statements are not guarantees of future performance and are impacted by actual events that occur after such statements are made. We expressly disclaim any responsibility to update forward-looking statements, whether as a result of new information, future events, or otherwise. Accordingly, investors should use caution in relying on past forward-looking statements, which are based on results and trends at the time they are made, to anticipate future results or trends.
Some of the risks and uncertainties that may cause our actual results, performance, or achievements to differ materially from those expressed or implied by forward-looking statements include, among others, those discussed in our Annual Report on Form 10-K under the heading "Risk Factors." These risks and uncertainties continue to be relevant to our performance and financial condition. Moreover, we operate in a very competitive and rapidly changing environment where new risk factors emerge from time to time. It is not possible for management to predict all such risk factors, nor can it assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

Annual Meeting
The annual meeting of shareholders will be held on Tuesday, May 14, 2024, at 9:00 a.m. CDT at the Company's Corporate Office, 14185 Dallas Parkway, Suite 1200 Dallas, TX 75254. Shareholders of record as of the close of business on March 14, 2024 will be entitled to vote at this meeting.



ASHFORD
HOSPITALITY TRUST

14185 Dallas Parkway | Suite 1200 | Dallas, Texas 75254 | 972.490.9600 | www.ahtreit.com